082-01683

ADDENDUM

TO THE

JOINT INFORMATION CIRCULAR

OF

SUPPL

BAYSWATER VENTURES CORP.

&

PATHFINDER RESOURCES LTD.

FOR A SPECIAL MEETING TO BE HELD

ON AUGUST 8, 2006

With respect to a Proposed Plan of Arrangement involving Bayswater Ventures Corp. and Pathfinder Resources Ltd.

JULY 11, 2006

ADDENDUM TO THE JOINT INFORMATION CIRCULAR OF BAYSWATER VENTURES CORP. AND PATHFINDER RESOURCES LTD.

Dear Pathfinder Shareholders and Bayswater Shareholders:

Please note the following changes to the Joint Information Circular of Pathfinder Resources Ltd. and Bayswater Ventures Corp. dated July 11, 2006 (the "Circular"). These changes are required in connection with the finalization of the pro forma financial statements of Bayswater Uranium Corporation as at March 31, 2006, which are attached as Schedule "F" to the Circular.

1. Under the heading "**Selected Pro Forma Consolidated Financial Information**" on Page xiv of the Circular, the chart entitled 'Selected Financial Information' is hereby deleted in its entirety and replaced with the following:

Selected Financial Information

Balance Sheet Data	Bayswater for the year ended February 28, 2006	Pathfinder for 12 months ended March 31, 2006	Pro Forma as at March 31 2006
Assets	$2,050,566	$1,849,027	$14,594,340
Liabilities	$276,756	$30,340	$307,096
Share Capital	$5,512,757	$6,837,683	$23,800,074
Working Capital	($134,778)	$596,887	$10,896,659
Income (Loss)	($832,130)	($110,882)	($943,012)
Number of Shares Outstanding	16,969,532	27,993,491	53,155,298

2. Under the heading "**Consolidated Capitalization**" on Page 81 of the Circular, in footnote no. 1 of the capitalization table, the number "$10,032,943" is hereby deleted and replaced with "$10,043,093."

3. Under the heading "**Available Funds and Principal Purposes**" on Page 82 of the Circular, in the first line of the first paragraph thereunder, the number "$12,164,052" is hereby deleted and replaced with "$10,896,659."

Certificate of Bayswater

The Circular, as amended by this Addendum, as it relates to Bayswater Ventures Corp., contains full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by the shareholders of Bayswater Ventures Corp.

DATED at Vancouver, British Columbia on July 11, 2006.

(Signed) "*George M. Leary*"
George M. Leary
President and Chief Executive Officer

(Signed) "*Mark Gelmon*"
Mark Gelmon
Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS OF BAYSWATER VENTURES CORP.

(Signed) "*Marion McGrath*"
Marion McGrath
Director

(Signed) "*Ken Armstrong*"
Ken Armstrong
Director

Certificate of Pathfinder

The Circular, as amended by this Addendum, as it relates to Pathfinder Resources Ltd., contains full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by the shareholders of Pathfinder Resources Ltd.

DATED at Vancouver, British Columbia on July 11, 2006.

(Signed) "*Victor Tanaka*"
Victor Tanaka
President and Chief Executive Officer

(Signed) "*Richard Atkinson*"
Richard Atkinson
Acting Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS OF PATHFINDER RESOURCES LTD.

(Signed) "*Siegfried Muessig*"
Siegfried Muessig
Director

(Signed) "*James N. Morton*"
James N. Morton
Director

JOINT INFORMATION CIRCULAR

OF

BAYSWATER VENTURES CORP.

&

PATHFINDER RESOURCES LTD.

FOR A SPECIAL MEETING TO BE HELD

ON AUGUST 8, 2006

With respect to a Proposed Plan of Arrangement involving Bayswater Ventures Corp. and Pathfinder Resources Ltd.

JULY 11, 2006

Neither the TSX Venture Exchange Inc. (the "Exchange") nor any securities regulatory authority has in any way passed upon the merits of the Transaction described in this Information Circular.

Bayswater Ventures Corp.
202-837 West Hastings Street
Vancouver, British Columbia, V6C 3N6

Dear Bayswater Shareholders:

The Directors of Bayswater Ventures Corp. ("Bayswater") invite you to attend the Annual and Special Meeting of the shareholders (the "Shareholders") of Bayswater (the "Meeting") to be held at the offices of Armstrong Simpson, Suite 2080-777 Hornby Street, Vancouver, British Columbia at 10:00 a.m. (Vancouver time), on August 8, 2006. Pathfinder Resources Ltd. ("Pathfinder") and Bayswater have entered into an Arrangement Agreement (the "Arrangement Agreement") pursuant to which Bayswater shall amalgamate with Pathfinder to form a new amalgamated company ("Amalco"). In accordance with the terms of the Arrangement Agreement, Amalco will issue one Amalco share for every one Bayswater share and 0.588 of an Amalco share for every one Pathfinder share. Additionally, Amalco shall issue Amalco warrants and Amalco options to holders of Bayswater warrants and options and holders of Pathfinder options, as the case may be, having such terms to be adjusted in accordance with the conversion ratios above.

Detailed information in respect of matters contemplated by the Arrangement brought before you is set out in the attached Joint Circular (the "Circular"). At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve resolutions, the full text of which are set out in the Circular, authorizing the implementation of the Arrangement. The Board of Directors of Bayswater believes the Arrangement represents the best alternative to enhance the value of Bayswater and its assets. The Arrangement is subject to the approval of the shareholders of each of Bayswater and Pathfinder, the Supreme Court of British Columbia and the TSX Venture Exchange.

THE BOARD OF DIRECTORS OF BAYSWATER HAS UNANIMOUSLY APPROVED THE TERMS OF THE ARRANGEMENT AND RECOMMENDS THAT YOU VOTE IN FAVOUR OF THE ARRANGEMENT AT THE MEETING FOR THE REASONS SET OUT IN THE ATTACHED CIRCULAR.

Your vote on the matters to be acted upon at the Meeting is important, as the Arrangement must be approved by 66 2/3% of the votes cast by the Shareholders of Bayswater. If the requisite approvals are obtained, an order of the Supreme Court of British Columbia approving the Arrangement will be sought following the Meeting. We hope that you will be able to attend the Meeting in person; however, if you cannot attend, please complete and return the applicable enclosed form of proxy and mail it to Pacific Corporate Trust Company at the address noted in the Circular. We thank you for your participation as a Shareholder of Bayswater.

Sincerely,

BAYSWATER VENTURES CORP.

(Signed) *"George M. Leary"*
George M. Leary
Director and President

Pathfinder Resources Ltd.
Suite 510, 510 Burrard Street
Vancouver, British Columbia, V6C 3A8

Dear Pathfinder Shareholders:

The Directors of Pathfinder Resources Ltd. ("Pathfinder") invite you to attend the Special Meeting of the shareholders (the "Shareholders") of Pathfinder (the "Meeting") to be held at the offices of Armstrong Simpson, Suite 2080-777 Hornby Street, Vancouver, British Columbia at 11:00 a.m. (Vancouver time), on August 8, 2006. Pathfinder and Bayswater Ventures Corp. ("Bayswater") have entered into an Arrangement Agreement (the "Arrangement Agreement") pursuant to which Pathfinder will amalgamate with Bayswater to form a new amalgamated company ("Amalco"). In accordance with the terms of the Arrangement Agreement, Amalco will issue one Amalco share for every one Bayswater share and 0.588 of an Amalco share for every one Pathfinder share. Additionally, Amalco shall issue Amalco warrants and Amalco options to holders of Bayswater warrants and options and holders of Pathfinder options, as the case may be, having such terms to be adjusted in accordance with the conversion ratios above.

Detailed information in respect of matters contemplated by the Arrangement brought before you is set out in the attached Joint Circular (the "Circular"). At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve resolutions, the full text of which are set out in the Circular, authorizing the implementation of the Arrangement. The Board of Directors of Pathfinder believes the Arrangement represents the best alternative to enhance the value of Pathfinder and its assets. The Arrangement is subject to the approval of the shareholders of each of Bayswater and Pathfinder, the Supreme Court of British Columbia and the TSX Venture Exchange.

THE BOARD OF DIRECTORS OF PATHFINDER HAS UNANIMOUSLY APPROVED THE TERMS OF THE ARRANGEMENT AND RECOMMENDS THAT YOU VOTE IN FAVOUR OF THE ARRANGEMENT AT THE MEETING FOR THE REASONS SET OUT IN THE ATTACHED CIRCULAR.

Your vote on the matters to be acted upon at the Meeting is important, as the Arrangement must be approved by 66 2/3% of the votes cast by the Shareholders of Pathfinder. If the requisite approvals are obtained, an order of the Supreme Court of British Columbia approving the Arrangement will be sought following the Meeting. We hope that you will be able to attend the Meeting in person; however, if you cannot attend, please complete and return the applicable enclosed form of proxy and mail it to Pacific Corporate Trust Company at the address noted in the Circular. We thank you for your participation as a Shareholder of Pathfinder.

Sincerely,

PATHFINDER RESOURCES LTD.

(Signed) *"Victor A. Tanaka"*
Victor A. Tanaka
President and Director

BAYSWATER VENTURES CORP.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Dear Shareholder:

NOTICE IS HEREBY GIVEN that pursuant to an order (the "Interim Order") of the Supreme Court of British Columbia dated July 11, 2006, an Annual and Special Meeting (the "Meeting") of the holders of common shares (the "Shareholders") of Bayswater Ventures Corp. ("Bayswater") will be held at Suite 2080-777 Hornby Street, Vancouver, British Columbia at 10:00 a.m. (Vancouver time) on Tuesday, August 8, 2006 for the following purposes:

1. To consider, and, if deemed advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution"), the full text of which is set out in the joint information circular accompanying this Notice (the "Circular"), to approve a Plan of Arrangement (the "Arrangement") under Part 9, Division 5 of the *Business Corporations Act* (British Columbia) (the "BCBCA"), whereby Bayswater will enter into a merger with Pathfinder Resources Ltd. and create a new amalgamated company, all as more particularly described in the Circular; and

2. To transact such other business as may properly come before the Meeting.

INFORMATION RELATING TO THE MATTERS TO BE BROUGHT BEFORE THE MEETING IS SET FORTH IN THE CIRCULAR AND IS EXPRESSLY MADE PART OF THIS NOTICE. PLEASE COMPLETE THE ATTACHED FORM OF PROXY AND RETURN IT WITH A COMPLETED FORM OF LETTER OF TRANSMITTAL TO PACIFIC CORPORATE TRUST COMPANY TO ENSURE THAT YOU RECEIVE YOUR SHARES FOLLOWING THE ARRANGEMENT.

All Shareholders are invited to attend the Meeting. Only holders of Bayswater common shares at the close of business on July 5, 2006 (the "Record Date") are entitled to receive notice of and vote at the Meeting. If you are unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it, together with the completed form of Letter of Transmittal, in the envelope provided, to Pacific Corporate Trust Company at 2nd Floor, 510 Burrard Street, Vancouver, B.C., V6C 3B9, so that it is received no later than 4:30 p.m. (Vancouver time) on Friday, August 4, 2006 or by 4:30 p.m. (Vancouver time) on the business day prior to the date on which any adjournment of the Meeting is held. We thank you for your participation as a Shareholder of Bayswater.

Pursuant to the Interim Order and the BCBCA, the holders of common shares of Bayswater (the "Bayswater Shares") are entitled to exercise rights of dissent in respect of the proposed Arrangement and to be paid fair value for such shares. Holders of Bayswater Shares wishing to dissent with respect to the Arrangement must send a written objection to Bayswater, addressed to the President of Bayswater at the head office of Bayswater at 202-837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Attention: George M. Leary prior to the time of the Meeting, such that the written objection is received by Bayswater no later than 4:30 pm (Vancouver time) on Friday, August 4, 2006 or by 4:30 pm (Vancouver time) on the business day prior to the date on which any adjournment of the Meeting is held, in order to be effective.

A shareholder's right to dissent is more particularly described in the accompanying Circular and the text of sections 237 through 247 of the BCBCA is reproduced in Schedule "A" to the accompanying Circular. Failure to strictly comply with these requirements may result in the loss of any right of dissent. Persons who are beneficial owners of shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such shares are entitled to dissent. Accordingly, a beneficial owner of shares desiring to exercise the right of dissent must make arrangements for the shares beneficially owned to be registered in their name prior to the time the written objection to the

Arrangement Resolution is required to be received by Bayswater or, alternatively, make arrangements for the registered holder of such shares to dissent on their behalf.

July 11, 2006

By Order of the Board of Directors of

Bayswater Ventures Corp.

(Signed) *"George M. Leary"*
George M. Leary
Director and President

PATHFINDER RESOURCES LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Dear Shareholder:

NOTICE IS HEREBY GIVEN that pursuant to an order (the "Interim Order") of the Supreme Court of British Columbia dated July 11, 2006, a Special Meeting (the "Meeting") of the holders of common shares (the "Shareholders") of Pathfinder Resources Ltd. ("Pathfinder") will be held at 2080-777 Hornby Street, Vancouver, British Columbia at 11:00 a.m. (Vancouver time) on Tuesday, August 8, 2006 for the following purposes:

1. To consider, and, if deemed advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution"), the full text of which is set out in the joint information circular accompanying this Notice (the "Circular"), to approve a Plan of Arrangement (the "Arrangement") under Part 9, Division 5 of the *Business Corporations Act* (British Columbia) (the "BCBCA") whereby Pathfinder will enter into a merger with Bayswater Ventures Corp. to create a new amalgamated company, all as more particularly described in the Circular; and

2. To transact such other business as may properly come before the Meeting.

INFORMATION RELATING TO THE MATTERS TO BE BROUGHT BEFORE THE MEETING IS SET FORTH IN THE CIRCULAR AND IS EXPRESSLY MADE PART OF THIS NOTICE. PLEASE COMPLETE THE ATTACHED FORM OF PROXY AND RETURN IT WITH A COMPLETED FORM OF LETTER OF TRANSMITTAL TO PACIFIC CORPORATE TRUST COMPANY TO ENSURE THAT YOU RECEIVE YOUR SHARES FOLLOWING THE ARRANGEMENT.

All Shareholders are invited to attend the Meeting. Only holders of Pathfinder common shares at the close of business on July 5, 2006 (the "Record Date") are entitled to receive notice of and vote at the Meeting. If you are unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it, together with the completed form of Letter of Transmittal, in the envelope provided, to Pacific Corporate Trust Company at 2nd Floor, 510 Burrard Street, Vancouver, B.C., V6C 3B9, so that it is received no later than 4:30 p.m. (Vancouver time) on Friday, August 4, 2006 or by 4:30 p.m. (Vancouver time) on the business day prior to the date on which any adjournment of the Meeting is held. We thank you for your participation as a Shareholder of Pathfinder.

Pursuant to Interim Order and the BCBCA, the holders of common shares of Pathfinder (the "Pathfinder Shares") are entitled to exercise rights of dissent in respect of the proposed Arrangement and to be paid fair value for such shares. Holders of Pathfinder Shares wishing to dissent with respect to the Arrangement must send a written objection to Pathfinder, addressed to the President of Pathfinder at the head office of Pathfinder at Suite 510, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Attention: Victor A. Tanaka *prior to the time of the Meeting, such that the written objection is received by Pathfinder no later* than 4:30 pm (Vancouver time) on Friday, August 4, 2006 or by 4:30 pm (Vancouver time) on the business day prior to the date on which any adjournment of the Meeting is held, in order to be effective.

A shareholder's right to dissent is more particularly described in the accompanying Circular and the text of sections 237 through 247 of the BCBCA is reproduced in Schedule "A" to the accompanying Circular. Failure to strictly comply with these requirements may result in the loss of any right of dissent. Persons who are beneficial owners of shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such shares are entitled to dissent. Accordingly, a beneficial owner of shares desiring to exercise the right of dissent must make arrangements for the shares beneficially owned to be registered in their name prior to the time the written objection to the Arrangement Resolution is required to be received by Pathfinder or, alternatively, make arrangements for the registered holder of such shares to dissent on their behalf.

July 11, 2006

By Order of the Board of Directors of

Pathfinder Resources Ltd.

(Signed) *"Victor A. Tanaka"*
Victor A. Tanaka, President and Director

NO. ______________
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

BETWEEN:

BAYSWATER VENTURES CORP. AND
PATHFINDER RESOURCES LTD.

PETITIONERS

IN THE MATTER OF SECTION 288 OF THE BRITISH COLUMBIA *BUSINESS CORPORATIONS ACT*, S.B.C. 2002, c. 57

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT BETWEEN
BAYSWATER VENTURES CORP. AND PATHFINDER RESOURCES LTD. AND
THEIR SECURITYHOLDERS

REQUISITION

REQUIRED:

A Hearing before the presiding judge in Chambers at the Courthouse at 800 Smithe Street, Vancouver, British Columbia at 9:45 a.m. on August 9th, 2006, for an Application for a Final Order approving an Arrangement under Section 288 of the British Columbia *Business Corporations Act*, S.B.C. 2002, c. 57.

The final order approving the Arrangement, will, if made, constitute the basis for an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, under Section 3(a)(10) thereof, with respect to certain shares to be distributed pursuant to the Arrangement.

Please take notice that any Bayswater Ventures Corp. ("Bayswater") and Pathfinder Resources Ltd. ("Pathfinder") shareholder, director or auditor, or any other party served with the Petition filed herein, who has filed an appearance in accordance with the Interim Order or any other interested party with leave of the Court, may appear on August 9th, 2006 to support or oppose the application either in person or by counsel.

Any person desiring further information about the steps that must be taken prior to making submissions may contact Patrick Sullivan of TVS Barristers at 300-1168 Hamilton Street, Vancouver, B.C., 604-687-7007. If you do not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice to you.

Dated at the City of Vancouver, in the Province of British Columbia, this 11th day of July, 2006.

"Patrick Sullivan"

TAYLOR VENOITTE SULLIVAN
Solicitor for the Petitioners,
Bayswater Ventures Corp. and Pathfinder Resources Ltd.

TABLE OF CONTENTS

SCHEDULES

SCHEDULE "G" AUDITED FINANCIAL STATEMENTS OF BAYSWATER VENTURES CORP. FOR THE YEARS ENDED FEBRUARY 28, 2006, FEBRUARY 28, 2005 AND FEBRUARY 29, 2004

SCHEDULE "H" MANAGEMENT'S DISCUSSION & ANALYSIS OF BAYSWATER VENTURES CORP. FOR THE YEARS ENDED FEBRUARY 28, 2006, FEBRUARY 28, 2005 AND FEBRUARY 29, 2004

SCHEDULE "I" AUDITED FINANCIAL STATEMENTS OF PATHFINDER RESOURCES LTD. FOR THE YEARS ENDED DECEMBER 31, 2005, DECEMBER 31, 2004 AND DECEMBER 31, 2003 AND UNAUDITED FINANCIAL STATEMENTS OF PATHFINDER RESOURCES LTD. FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2006 AND MARCH 31, 2005

SCHEDULE "J" MANAGEMENT'S DISCUSSION AND ANALYSIS OF PATHFINDER RESOURCES LTD. FOR THE YEARS ENDED DECEMBER 31, 2005, DECEMBER 31, 2004 AND DECEMBER 31, 2003, AND FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2006

NOTICE TO US SHAREHOLDERS

THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Amalco Securities to be issued pursuant to the Arrangement have not been registered under the 1933 Act and will be issued in reliance on an exemption from the registration requirements thereunder and exemptions from applicable state securities law. The solicitation of Bayswater proxies and Pathfinder proxies is not subject to the requirements of the 1934 Act by virtue of an exemption applicable to proxy solicitations by foreign private issuers (as defined in a rule under the 1934 Act). This Circular has been prepared in accordance with the applicable disclosure requirements in Canada, which may be different from the requirements applicable to proxy solicitations under the 1934 Act. See "*Additional Information for Bayswater and Pathfinder Shareholders in the United States*".

FORWARD LOOKING STATEMENTS

Certain statements contained in this Circular contain forward-looking statements. The use of any of the words 'anticipate', 'continue', 'estimate', 'expect', 'may', 'will', 'project', 'should', 'believe' and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Bayswater Ventures Corp. and Pathfinder Resources Ltd. believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Circular should not be relied upon. These forward-looking statements speak only as of the date of this Circular.

DATE OF INFORMATION

Except as otherwise indicated in this Circular, all information disclosed in this Circular is as of July 5, 2006 and the phrase "as of the date hereof" and equivalent phrases refer to July 5, 2006.

GLOSSARY

"Affiliate" means a Company that is affiliated with another Company as described below.

A Company is an "Affiliate" of another Company if:

(a) one of them is the subsidiary of the other, or

(b) each of them is controlled by the same Person.

A Company is a subsidiary of another Company if the Company is controlled by that other Company.

A Company is "controlled" by a Person if:

(a) voting securities of the Company are held, other than by way of security only, by or for the benefit of that Person, and

(b) the voting securities, if voted, entitle the Person to elect a majority of the directors of the Company.

A Person beneficially owns securities that are beneficially owned by:

(a) a Company controlled by that Person, or

(b) an Affiliate of that Person or an Affiliate of any Company controlled by that Person.

"Amalco" means the corporation amalgamated under the BCBCA, to be named "Bayswater Uranium Corporation", which will result from the Amalgamation.

"Amalco Options" means the options to purchase Amalco Shares to be granted pursuant to the Plan of Arrangement in exchange for Pathfinder Options and/or Bayswater Options.

"Amalco Shares" means the common shares of Amalco to be exchanged for Bayswater Shares and/or Pathfinder shares pursuant to the Plan of Arrangement.

"Amalco Securities" means collectively, the Amalco Shares, Amalco Warrants and Amalco Options.

"Amalco Warrants" means warrants to purchase Amalco Shares to be exchanged for Bayswater Warrants pursuant to the Plan of Arrangement.

"Amalgamation" means the amalgamation of Bayswater and Pathfinder pursuant to the Plan of Arrangement.

"Amalgamation Application" means the Form 13 Amalgamation Application attached as Appendix "A" to the Plan of the Arrangement (which is attached to this Circular as Schedule "B").

"Arrangement" means the arrangement involving Bayswater, the Bayswater Securityholders, Pathfinder and the Pathfinder Securityholders to be completed pursuant to the provisions of Sections 288 through 299 of the BCBCA as further described in this Circular and on the terms and conditions set forth in the Plan of Arrangement.

"Arrangement Agreement" means the Arrangement Agreement dated as of July 10, 2006 between Bayswater and Pathfinder, a copy of which is filed on SEDAR at www.sedar.com.

"Arrangement Resolution" means the special resolution approving the Arrangement Agreement and the Arrangement to be voted on with or without variation by the Bayswater Shareholders and the Pathfinder Shareholders at the Bayswater Meeting and the Pathfinder Meeting, respectively, in the form set forth in this Circular.

"Arm's Length Transaction" means a transaction that is not a Related Party Transaction.

"Associate" when used to indicate a relationship with a person or company, means

(a) an issuer of which the person or company beneficially owns or controls, directly or indirectly, voting securities entitling him to more than 10% of the voting rights attached to outstanding securities of the issuer,

(b) any partner of the person or company,

(c) any trust or estate in which the person or company has a substantial beneficial interest or in respect of which a person or company serves as trustee or in a similar capacity,

(d) in the case of a person, a relative of that person, including

  (i) that person's spouse or child, or

  (ii) any relative of the person or of his spouse who has the same residence as that person;

but

(e) where the Exchange determines that two persons shall, or shall not, be deemed to be associates with respect to a Member firm, Member corporation or holding company of a Member corporation, then such determination shall be determinative of their relationships in the application of Rule D of the Rule Book of the TSX Venture Exchange with respect to that Member firm, Member corporation or holding company.

"Bayswater" means Bayswater Ventures Corp., a corporation incorporated under the BCBCA.

"Bayswater Letter of Transmittal" means the letter of transmittal addressed to PCTC pursuant to which the Bayswater Shareholders shall request issuance of that number of Amalco Shares which such Bayswater Shareholders shall be entitled to receive upon completion of the Arrangement.

"Bayswater Meeting" means the special meeting of Bayswater Shareholders to be held on Tuesday, August 8, 2006, to consider and if deemed advisable, approve the Arrangement and other matters, if any, related thereto.

"Bayswater Notice of Meeting" means the notice of the Bayswater Meeting which accompanies this Circular.

"Bayswater Options" means the existing options to purchase common shares of Bayswater pursuant to its stock option plan for the purchase of up to 3,055,000 Bayswater Shares at exercise prices ranging from $0.225 to $0.90 per Bayswater Share and expiring on dates ranging from October 5, 2008 to April 12, 2011.

"Bayswater Optionholders" means the holders of Bayswater Options.

"Bayswater Securities" means, collectively, the Bayswater Shares, Bayswater Options and Bayswater Warrants.

"Bayswater Securityholders" means collectively, the Bayswater Shareholders, Bayswater Optionholders and Bayswater Warrantholders.

"Bayswater Shares" means common shares in the capital of Bayswater.

"Bayswater Shareholders" means the holders of Bayswater Shares.

"Bayswater Warrants" means the existing warrants to purchase common shares of Bayswater for the purchase of up to 8,638,469 Bayswater Shares at exercise prices ranging from $0.60 to $1.00 per Bayswater Share and expiring on dates ranging from September 27, 2007 to December 28, 2007.

"Bayswater Warrantholders" means the holders of Bayswater Warrants.

"BCBCA" means the *Business Corporations Act* (British Columbia) S.B.C. 2002 c.57, as amended, including the regulations promulgated thereunder.

"Certificate of Amalgamation" means the certificate giving effect to the Amalgamation as is issued under the BCBCA.

"Circular" means this Joint Information Circular of Bayswater and Pathfinder dated July 5, 2006 furnished in connection with the solicitation of proxies for use at the Bayswater Meeting and the Pathfinder Meeting.

"Closing" means the completion of the Arrangement on the Effective Date, at the Effective Time.

"Company" unless specially indicated otherwise, means a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual.

"Control Person" means any person or company that holds or is one of a combination of persons or companies that holds a sufficient number of any of the securities of an issuer so as to affect materially the control of that issuer, or that holds more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holder of those securities does not materially affect the control of the issuer.

"Conversion Ratio" means the applicable ratio of Pathfinder Securities or Bayswater Securities to Amalco Securities to be issued pursuant to the Arrangement, and more specifically, the conversion ratio for Pathfinder Securities to Amalco Securities shall be 1:0.588 and for Bayswater Securities to Amalco Securities 1:1.

"Court" means the Supreme Court of British Columbia.

"Depository" means PCTC.

"Dissent Notice" means a written objection to the Arrangement Resolution made by a registered Bayswater Shareholder or Pathfinder Shareholder in accordance with the Dissent Procedures.

"Dissent Procedures" means the dissent procedures described under the Plan of Arrangement and the BCBCA.

"Dissent Rights" means the right of a registered Bayswater Shareholder or Pathfinder Shareholder to dissent in respect of the Arrangement Resolution in strict compliance with the Dissent Procedure as more particularly described in Schedule "A" hereto.

"Dissenting Shareholders" means Bayswater Shareholders and/or Pathfinder Shareholders, as applicable, who validly exercise the right of dissent under the Plan of Arrangement and the BCBCA and thereby become entitled to receive the fair value of their Bayswater Shares and/or Pathfinder Shares, as applicable.

"Dissenting Shares" means Bayswater Shares and/or Pathfinder Shares in respect of which a Dissenting Shareholder has validly exercised a right of dissent under the Plan of Arrangement and the BCBCA.

"Effective Date" means the effective date set forth in the Certificate of Amalgamation giving effect to the Arrangement in accordance with the Plan of Arrangement.

"Effective Time" means the effective time of the Amalgamation appearing on the Certificate of Amalgamation.

"Exchange" means the TSX Venture Exchange Inc.

"Exchange Policies" means the policies of the Exchange and all orders, policies, rules, regulations and by-laws of the Exchange as amended from time to time.

"Final Exchange Bulletin" means the Exchange Bulletin which is issued following the completion of the Arrangement and the submission of all post-approval documents which evidences the final Exchange acceptance of the Arrangement.

"Final Order" means the final order of the Court approving the Arrangement to be applied for following the Bayswater Meeting and Pathfinder Meeting pursuant to Section 291 of the BCBCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction.

"Glanville Fairness Opinion" means the fairness opinion dated July 6, 2006 as prepared for Pathfinder by Ross Glanville & Associates Ltd. and Bruce McKnight Minerals Advisor Services, a copy of which is attached as Schedule "D" to this Circular.

"Insider" if used in relation to a Company, means:

(a) a director or senior officer of the Company;

(b) a director or senior officer of a company that is an Insider or subsidiary of the Company;

(c) a Person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the Company; or

(d) the Company itself if it holds any of its own securities.

"Interim Order" means the interim order of the Court dated July 11, 2006 concerning the Arrangement under Section 291 of the BCBCA, containing declarations and directions with respect to the Arrangement and the holding of the Bayswater Meeting and Pathfinder Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction, a copy of which Interim Order is attached as Schedule "C" to this Circular.

"Letter Agreement" means the letter of intent between Pathfinder and Bayswater dated April 17, 2006 in respect of the Arrangement.

"Member" means a member of the TSX Venture Exchange as defined in the TSX Venture Exchange Rules.

"NI 43-101" means National Instrument 43-101 Standards of Disclosure for Mineral Projects.

"Non Arm's Length Party" means in relation to a Company, a promoter, officer, director, other Insider or Control Person of that Company and any Associates or Affiliates of any of such Persons; and in relation to an individual, means any Associate of the individual or any Company of which the individual is a promoter, officer, director, Insider or Control Person.

"Pacific International" means Pacific International Securities Inc.

"Pacific International Fairness Opinion" means the fairness opinion dated July 10, 2006 as prepared for Bayswater by Pacific International Securities Inc., a copy of which is attached as Schedule "E" to this Circular.

"Pathfinder" means Pathfinder Resources Ltd., a corporation incorporated under the BCBCA.

"Pathfinder Meeting" means the special meeting of the Pathfinder Shareholders to be held on Tuesday, August 8, 2006, to consider and if deemed advisable, approve the Arrangement and other matters, if any, related thereto.

"Pathfinder Letter of Transmittal" means the letter of transmittal addressed to PCTC pursuant to which the Pathfinder Shareholders shall request issuance of that number of Amalco Shares which such Pathfinder Shareholder shall be entitled to receive upon completion of the Arrangement.

"Pathfinder Notice of Meeting" means the notice of the Pathfinder Meeting which accompanies this Circular.

"Pathfinder Options" means existing options granted by Pathfinder pursuant to its stock option plan for the purchase of up to 1,905,000 Pathfinder Shares at exercise prices ranging from $0.15 to $0.375 per Pathfinder Share and expiring on dates ranging from December 19, 2006 to February 23, 2011.

"Pathfinder Optionholders" means the holders of Pathfinder Options.

"Pathfinder Shares" means common shares in the capital of Pathfinder.

"Pathfinder Shareholders" means the holders of Pathfinder Shares.

"Pathfinder Securities" means, collectively, the Pathfinder Shares and Pathfinder Options.

"Pathfinder Securityholders" means, collectively, the Pathfinder Shareholders and Pathfinder Optionholders.

"Pathfinder Warrants" means existing warrants granted by Pathfinder for the purchase of up to 1,189,666 Pathfinder Shares at an exercise price of $0.20 per Pathfinder Share and expiring on dates ranging from July 7, 2006 to July 26, 2006.

"PCTC" means Pacific Corporate Trust Company.

"Person" means a Company or individual.

"Plan of Arrangement" means the plan of arrangement set out in Schedule A to the Arrangement Agreement as amended or supplemented from time to time and which is attached as Schedule "B" to this Circular.

"Record Date" means July 5, 2006.

"Registrar" means the Registrar of Companies for the Province of British Columbia.

"**Regulation S**" means Regulation S under the 1933 Act.

"Related Party Transaction" has the meaning ascribed under Appendix 5B – OSC Rule 61-501 of the Exchange, and includes a related party transaction that is determined by the Exchange to be a Related Party Transaction. The Exchange may deem a transaction to be a Related Party Transaction where the transaction involves Non Arm's Length Parties, or other circumstances exist which may compromise the independence of a Company with respect to the transaction.

"**Resulting Issuer"** means Amalco.

"Schedules" means the Schedules to this Circular which are incorporated herein and form part of this Circular.

"SEDAR" means the System for Electronic Document Analysis and Retrieval as located on the internet at www.sedar.com.

"SWRPA Report" means the NI 43-101 report titled "Technical Report on the Central Labrador Uranium Project, Newfoundland and Labrador" dated March 20, 2006, as prepared for Bayswater by Scott Wilson Roscoe Postle Associates Inc. (formerly Roscoe Postle Associates Inc.).

"Tax Act" means the *Income Tax Act* (Canada) R.S.C. 1985, c. 1 as amended, including the regulations promulgated thereunder.

"**1933 Act"** means the United States Securities Act of 1933, as amended.

"1934 Act" means the United States Securities and Exchange Act of 1934, as amended.

Words importing the masculine shall be interpreted to include the feminine or neuter and the singular to include the plural and vice versa where the context so requires.

All references to $ or dollars in this Circular are to lawful currency of Canada unless otherwise expressly stated.

Unless otherwise expressly stated, the information contained in this Circular is as of July 5, 2006.

SUMMARY

The following is a summary of information related to Bayswater, Pathfinder, and the Resulting Issuer (assuming completion of the Arrangement) and should be read together with the more detailed information and financial data and statements contained elsewhere in this Circular, including the Schedules, which are incorporated herein and form part of this Circular. Certain capitalized words and terms used in this Summary are defined in the Glossary.

Parties

Bayswater is a British Columbia based mineral exploration issuer publicly listed on the Exchange and having uranium exploration properties in the Province of Newfoundland and Labrador and the territories of Nunavut and the Northwest Territories, all located in Canada and in Niger, West Africa, a base metal exploration property in the Republic of Ireland and gold exploration properties located in Niger, West Africa.. Pathfinder is also a British Columbia based mineral exploration issuer publicly listed on the Exchange and having uranium exploration properties located in the Northwest Territories, Newfoundland and Guatemala. The parties have agreed to combine their respective businesses, assets and operations through the implementation of the Arrangement. Following completion of the Arrangement, Amalco will continue its business as a British Columbia based mining issuer. Please see *"Information Concerning Bayswater"* and *"Information Concerning Pathfinder"* for further information.

The Meetings

The Bayswater Meeting will be held on Tuesday, August 8, 2006 at 10:00 a.m. (Vancouver time) for the purposes set forth in the Bayswater Notice of Meeting, including, among other matters, to consider and, if deemed advisable, to approve the Arrangement, giving effect to the transactions contemplated by the Arrangement Agreement.

The Pathfinder Meeting will be held on Tuesday, August 8, 2006 at 11:00 a.m. (Vancouver time) for the purposes set forth in the Pathfinder Notice of Meeting to consider and, if deemed advisable, to approve the Arrangement, giving effect to the transactions contemplated by the Arrangement Agreement.

The record date for determining the registered shareholders for the Bayswater Meeting and the Pathfinder Meeting is July 5, 2006. Please see *"Business of the Meeting"* for further information.

The Arrangement

Bayswater and Pathfinder have agreed to complete an amalgamation through a Plan of Arrangement. The Arrangement Agreement which establishes the Plan of Arrangement provides for a number of transactions to occur at the Effective Time. Under the terms of the Arrangement Agreement, each of the events set out below shall occur and be deemed to occur without further act or formality at the Effective Time:

1. Pathfinder and Bayswater shall amalgamate as one corporation, being Amalco under the name "Bayswater Uranium Corp.".
2. Each issued and outstanding Pathfinder Share shall be exchanged for Amalco Shares, other than those held by Dissenting Shareholders, on the basis of 0.588 of an Amalco Share for each one Pathfinder Share.
3. Pathfinder Options shall be exchanged for Amalco Options with the number of Amalco Shares to which the holder is entitled and the exercise price for such Amalco Options being adjusted in accordance with the Conversion Ratio as applicable to Pathfinder.
4. Each issued and outstanding Bayswater Share shall be exchanged for Amalco Shares, other than those held by Dissenting Shareholders, on the basis of one Amalco Share for each one Bayswater Share.
5. Bayswater Options and Bayswater Warrants shall be exchanged for Amalco Options and Amalco Warrants, respectively, with the number of Amalco Shares to which the holder is entitled and the exercise price for such Amalco Options and Amalco Warrants being adjusted in accordance with the Conversion Ratio as applicable to Bayswater.

6. Any Pathfinder Shares held by Bayswater and any Bayswater Shares held by Pathfinder shall be cancelled without any repayment of capital.

Upon completion of the Arrangement, Amalco will issue approximately 34,033,936 Amalco Shares in exchange for the Bayswater Shares and reserve a further 8,638,469 Amalco Shares for issuance on exercise of the Bayswater Warrants and 3,055,000 Amalco Shares for issuance on exercise of the Bayswater Options, and shall issue approximately 19,121,362 Amalco Shares in exchange for the Pathfinder Shares and reserve a further 1,120,140 Amalco Shares for issuance on exercise of the Pathfinder Options. There will be approximately 53,155,298 Amalco Shares issued and outstanding on the closing of the Arrangement, together with a total of 8,638,469 Amalco Warrants and 4,175,140 Amalco Options. As the Pathfinder Warrants will have expired or been exercised before the Closing, they will not be exchanged under the Arrangement

For more detailed information, see the Plan of Arrangement attached to this Circular as Schedule "B".

<u>Background to the Arrangement</u>

On April 17, 2006, Bayswater and Pathfinder entered into the Letter Agreement. After further due diligence investigations the parties finalized negotiations and executed the formal definitive Arrangement Agreement effective on July 10, 2006 and announced by joint news release that the parties were proceeding with the Arrangement. Please also see *"The Arrangement – Background to the Arrangement"*.

<u>Benefits of the Arrangement</u>

The Directors and senior management of Bayswater and Pathfinder believe that the Arrangement is in the best interests of the securityholders of both companies and that the Arrangement provides a number of benefits for the securityholders including the following:

1. The Resulting Issuer will have a dominant land position in three of the most prospective and underexplored uranium exploration and development areas in the world;
2. The Resulting Issuer will benefit from the combined experience of the resulting management team;
3. The Resulting Issuer will be a stronger company than either Bayswater or Pathfinder alone and will have an excellent portfolio of exploration properties with potential for growth;
4. The Resulting Issuer will have a more diversified geographical base and asset portfolio with properties in Newfoundland, Labrador, Northwest Territories, Nunavut, Guatemala, Ireland and Niger;
5. The Resulting Issuer is likely to realize synergies in exploration and development of projects under the control of one company, particularly since several of the properties are in the same general area;
6. The Resulting Issuer will have access to more capital and business opportunities pursuant to Bayswater's and Pathfinder's business plan; and
7. The Resulting Issuer will have greater critical mass and therefore a stronger financial entity and better ability to exploit potential business opportunities.

Please see *"The Arrangement – Benefits of the Arrangement"* for further information.

<u>Recommendations of the Boards of Directors</u>

The Board of Directors of Bayswater has considered the proposed Arrangement with Pathfinder on the terms and conditions as provided in the Arrangement Agreement and has unanimously determined that the Arrangement is in the best interests of Bayswater and the Bayswater Shareholders. The Board of Directors of Bayswater unanimously recommends that Bayswater Shareholders vote in favour of the Arrangement.

The Pathfinder Board of Directors has considered the proposed Arrangement with Bayswater on the terms and conditions as provided in the Arrangement Agreement and has unanimously determined that the Arrangement is in the best interests of Pathfinder and the Pathfinder Shareholders. The Board of Directors of Pathfinder unanimously recommends that Pathfinder Shareholders vote in favour of the Arrangement.

Please see *"The Arrangement – Recommendations of the Board of Directors of Bayswater"* and *"The Arrangement – Recommendations of the Board of Directors of Pathfinder"* for further information.

Right to Dissent

Bayswater Shareholders and Pathfinder Shareholders are entitled as a consequence of the Arrangement to dissent and be paid the fair value of their Bayswater Shares and Pathfinder Shares, as applicable, in respect of which such Dissenting Shareholders dissent, in accordance with Sections 237 through 247 of the BCBCA and the Plan of Arrangement, if such shareholders give notice that they object to the Arrangement and Pathfinder and Bayswater proceed to make it effective. See Schedule "A" attached hereto for the full text of Sections 237 through 247 of the BCBCA and Schedule "B" attached hereto for the Plan of Arrangement.

The notice and dissent procedure requirements **MUST BE STRICTLY OBSERVED**. One of the conditions to the Arrangement proceeding is that notices of dissent are not received for a number of the Bayswater Shares in excess of 5% of Bayswater's issued and outstanding common shares or the Pathfinder Shares in excess of 5% of Pathfinder's issued and outstanding common shares as that may make the Arrangement, in the opinion of Pathfinder and Bayswater, impractical. See "*Rights of Dissent*" for further information.

Shareholder Approvals

For Bayswater, the Arrangement Resolution approving the Arrangement and the Arrangement Agreement must be passed, with or without variation, by 66 2/3 of all votes cast with respect to the Arrangement Resolution by the Bayswater Shareholders, voting as a single class, present in person or by proxy at the Bayswater Meeting.

For Pathfinder, the Arrangement Resolution approving the Arrangement and the Arrangement Agreement must be passed, with or without variation, by 66 2/3 of all votes cast with respect to the Arrangement Resolution by the Pathfinder Shareholders, voting as a single class, present in person or by proxy at the Pathfinder Meeting.

If more than 5% of the Bayswater Shares or Pathfinder Shares become the subject of Dissent Rights, the Arrangement may be terminated and should Bayswater or Pathfinder fail to approve the Arrangement by the requisite special resolution, the Arrangement will be terminated.

Please see *"The Arrangement – Shareholder Approvals"* for further information.

Fairness Opinions

In deciding to approve the Arrangement Agreement and the terms of the Arrangement, the Board of Directors of Pathfinder considered, among other things, the Glanville Fairness Opinion. The Glanville Fairness Opinion concludes that, as of July 6, 2006, the Arrangement is fair from a financial point of view to the Pathfinder Securityholders. The complete text of the Glanville Fairness Opinion, which sets forth certain assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this Circular as Schedule "D". The Glanville Fairness Opinion is not and should not be construed as a valuation of Bayswater or Pathfinder or their respective assets or securities or as a recommendation to any Pathfinder Shareholder to vote in favour of the Arrangement Resolution. Pathfinder Shareholders are urged to read the Glanville Fairness Opinion in its entirety. See "*The Arrangement – Fairness Opinions*" for further information.

In deciding to approve the Arrangement Agreement and the terms of the Arrangement, the Board of Directors of Bayswater considered, among other things, the Pacific International Fairness Opinion. The Pacific International Fairness Opinion concludes that, as of July 10, 2006, the Arrangement is fair from a financial point of view to the Bayswater Securityholders. The complete text of the Pacific International Fairness Opinion, which sets forth certain assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this Circular as Schedule "E". The Pacific International Fairness Opinion is not and should not be construed as a valuation of Bayswater or Pathfinder or their respective assets or securities or as a recommendation to any Bayswater Shareholder to vote in favour of the Arrangement Resolution. Bayswater Shareholders are urged to read the Pacific International Fairness Opinion in its entirety. See "*The Arrangement – Fairness Opinions*" for further information.

Court Approval

Provided that the Arrangement is approved by the requisite majorities of the shareholders of Bayswater and Pathfinder and certain other conditions are met, Bayswater and Pathfinder will make application to the Court for the Final Order at 9:45 a.m. Vancouver time (or so soon thereafter as legal counsel can be heard) on August 9, 2006 at the Court House, 800 Smithe Street, Vancouver, British Columbia. The Final Order is not effective until filed with the Registrar of Companies for the Province of British Columbia and the Final Order will only be filed when all other conditions to closing have been met. At the hearing for the Final Order any security holder or creditor of Bayswater or Pathfinder has the right to appear, be heard and present evidence if such person is of the view that his or her interests may be prejudiced by the Arrangement. (See also Schedule "C" - Interim Order.)

Approval of TSX Venture Exchange

Bayswater and Pathfinder received the Exchange's conditional acceptance of the Arrangement on June 15, 2006. Bayswater and Pathfinder expect to receive final approval to the Arrangement and the listing of the Amalco Shares to be issued in exchange for the Bayswater Shares and the Pathfinder Shares (including any Amalco Shares issued upon exercise of Amalco Warrants or Amalco Options) and the delisting of the Bayswater Shares and Pathfinder Shares from the Exchange, subject to fulfillment of the general listing requirements of the Exchange, which are expected to be met in conjunction with the completion of the Arrangement and other customary filings with the Exchange. It is a condition of the Arrangement that the Amalco Shares to be issued to the Bayswater Securityholders and the Pathfinder Securityholders be accepted for listing on the Exchange and that the Exchange shall have approved the Arrangement. Please see *"The Arrangement – Approval of the Exchange"*.

Conditions to the Arrangement

The obligations of Bayswater and Pathfinder to complete the Arrangement under the Arrangement Agreement are subject to the satisfaction or waiver of certain mutual conditions, including, among others, (i) the Arrangement Resolution having been approved by the Pathfinder Shareholders at the Pathfinder Meeting and the Bayswater Shareholders at the Bayswater Meeting; (ii) the Final Order having been granted by the Court; (iii) the approval of the Exchange to the Arrangement and the issuance of Amalco Securities pursuant thereto; (iv) holders of no greater than 5% of the outstanding Pathfinder Shares or 5% of the Bayswater Shares having dissented in respect of the Arrangement Resolution; and (v) the issue of the Amalco Shares shall be exempt from the registration requirements of the 1933 Act and the registration and prospectus requirements of applicable securities laws in each province of Canada in which Pathfinder Shareholders and Bayswater Shareholders reside. Please see *"The Arrangement – Conditions to the Arrangement"* for further information.

Lock Up Agreements

Victor A. Tanaka and Richard C. Atkinson, directors and senior officers of Pathfinder have entered into a lock-up agreement dated July 10, 2006 to vote the Pathfinder Shares owned or controlled by them as at the Record Date in favour of the Arrangement, such shares representing approximately 17.30% of the issued and outstanding Pathfinder Shares as of the date hereof.

Please see *"The Arrangement – Lock Up Agreements"* for further information.

Financing

Pursuant to the Letter Agreement, Bayswater agreed to enter into a subscription agreement to purchase 3,333,333 Pathfinder Shares at a price of $0.60 per share for aggregate proceeds of $2,000,000. This private placement has now been completed. Proceeds were largely allocated to the completion of airborne geophysical surveys on Pathfinder's Thelon Basin Uranium properties in the Northwest Territories, and on its Hermitage Uranium project in Newfoundland and for working capital. Please also see *"The Arrangement – Contemporaneous Financing"* for further information.

Directors & Officers of Amalco

The proposed directors and officers of Amalco following completion of the Arrangement will be as follows:

George M. Leary, President, Chief Executive Officer and Director;
Damien Reynolds, Chairman and Director;
Victor A. Tanaka, Chief Operating Officer, Execute Vice President and Director;
Ken Armstrong, Director;
Mark Gelmon, Chief Financial Officer; and
Janice Davies, Corporate Secretary.

Amalco shall also form an Advisory Board, the initial members of which will consist of Richard Atkinson, Siegfried Muessig, Rob Campbell, Steve Flechner and Jerry D. Blackwell. The purposes of the Advisory Board will be to provide advice and assistance to the board, as and when requested, with respect to legal, corporate, exploration and mining matters. Members of the Advisory Board may be granted stock options of Amalco from time to time as compensation for their services.

For more detailed information please see "Information Concerning the Resulting Issuer – Directors, Officers and Promoters".

Exchange of Share Certificates

Following the completion of the Arrangement, in respect of Pathfinder Shareholders, Amalco shall mail the Pathfinder Letter of Transmittal for the surrender of certificates which formerly represented Pathfinder Shares for use in exchanging those certificates for certificates representing Amalco Shares. The Pathfinder Letter of Transmittal will contain complete instructions on how such persons are to exchange their securities. **Registered securityholders, once they receive the Pathfinder Letter of Transmittal, should read and follow these instructions. The Pathfinder Letter of Transmittal, when properly completed and delivered together with certificates representing the applicable securities and all other required documents, will enable former registered securityholders to obtain the certificates of Amalco to which they are entitled pursuant to the Arrangement.** Certificates will be mailed to securityholders as soon as is practicable following receipt by Pacific Corporate Trust Company of a completed Pathfinder Letter of Transmittal to the address specified in such Pathfinder Letter of Transmittal. If requested, certificates may be picked up by the holder at the office of PCTC.

Following the completion of the Arrangement, in respect of Bayswater Shareholders, Amalco shall mail the Bayswater Letter of Transmittal for the surrender of certificates which formerly represented Bayswater Shares for use in exchanging those certificates for certificates representing Amalco Shares. The Bayswater Letter of Transmittal will contain complete instructions on how such persons are to exchange their securities. **Registered securityholders, once they receive the Bayswater Letter of Transmittal, should read and follow these instructions. The Bayswater Letter of Transmittal, when properly completed and delivered together with certificates representing the applicable securities and all other required documents, will enable former registered securityholders to obtain the certificates of Amalco to which they are entitled pursuant to the Arrangement.** Certificates will be mailed to securityholders as soon as is practicable following receipt by Pacific Corporate Trust Company of a completed Bayswater Letter of Transmittal to the address specified in such Bayswater Letter of Transmittal. If requested, certificates may be picked up by the holder at the office of PCTC.

Any certificate which immediately prior to the Effective Date, represented outstanding Bayswater Shares or Pathfinder Shares and which has not been surrendered with all of the instruments required by the Plan of Arrangement on or before the sixth anniversary of the Effective Date, will cease to represent any claim against or interest in any kind or nature in Bayswater or Pathfinder, Amalco or PCTC as the depositary. Accordingly, persons who tender certificates for Bayswater Shares or Pathfinder Shares after this sixth anniversary will not receive Amalco Shares, will not own any interest in Bayswater, Pathfinder or Amalco and will not be paid any cash or other compensation.

The holders of certificates deemed to represent Amalco Warrants and Amalco Options are not required to surrender such certificates to Amalco until such time as they wish to exercise the Amalco Warrants and Amalco Options.

Interest of Insiders, Promoters or Control Persons

The chart below indicates the total number of securities and the percentage of such issued and outstanding securities held by insiders, promoters and control persons of Bayswater, as of the date hereof:

Name and Position	Number of Bayswater Shares	Percentage of issued and outstanding Bayswater Shares	Number of Bayswater Warrants	Percentage of issued and outstanding Bayswater Warrants	Number of Bayswater Options	Percentage of issued and outstanding Bayswater Options
George Leary, Director, Chief Executive Officer and President	966,641	2.84%	Nil	Nil	745,000	24.39%
Damien Reynolds, Chairman and Director	11,000	0.03%	Nil	Nil	1,195,000	39.11%
Marion McGrath, Director	Nil	Nil	Nil	Nil	15,000	0.50%
Ken Armstrong, Director	Nil	Nil	Nil	Nil	75,000	2.45%
Mark Gelmon, Chief Financial Officer	Nil	Nil	Nil	Nil	15,000	0.50%
Nadia Traversa, Corporate Secretary	Nil	Nil	Nil	Nil	Nil	Nil
Longview Strategies Incorporated, Insider	6,137,400	18.03%	Nil	Nil	Nil	Nil

The chart below indicates the total number of securities and the percentage of such issued and outstanding securities held by insiders, promoters and control persons of Pathfinder as of the date hereof:

Name and Position	Number of Pathfinder Shares	Percentage of Issued and Outstanding Pathfinder Shares	Number of Pathfinder Warrants	Percentage of issued and outstanding Pathfinder Warrants	Number of Pathfinder Options	Percentage of issued and outstanding Pathfinder Options
Victor Tanaka, President, Chief Executive Officer and Director	1,432,842	4.41%	Nil	Nil	510,000	26.77%
Richard C. Atkinson, Director	4,193,129	12.89%	333,333	28.01%	360,000	18.90%
Siegfried Muessig, Director	57,140	0.18%	Nil	Nil	110,000	5.77%
James Morton, Director	445,087	1.37%	Nil	Nil	210,000	11.02%
Janice Davies, Corporate Secretary	21,000	0.06%	Nil	Nil	200,000	10.50%
Bayswater Ventures Corp., Insider	3,333,333	10.25%	Nil	Nil	Nil	Nil
John Gomez, Insider	Nil	Nil	Nil	Nil	250,000	13.12%

Arm's Length Transaction

Bayswater and Pathfinder have determined that the transaction is not a Related Party Transaction or Business Combination within the meaning of the Exchange Policies.

Available Funds

Management of Pathfinder and Bayswater anticipate that the Resulting Issuer will have available to it approximately $7.4 million after the closing of the Arrangement. The principal purposes of those funds, after giving effect to the Arrangement, will be for further development of the mineral properties of Amalco and further acquisitions. Please see *"Information Concerning the Resulting Issuer – Available Funds and Principal Purposes"* for further information.

Selected Pro Forma Consolidated Financial Information

The following table sets out certain financial information for Pathfinder and Bayswater and pro forma financial information for the Resulting Issuer after giving effect to the Arrangement and certain other adjustments. **The following information should be read in conjunction with the audited financial statements of Bayswater for the years ended February 28, 2006, February 28, 2005 and February 29, 2004 which are attached as Schedule "G" hereto and Management's Discussion and Analysis for such periods attached as Schedule "H"; the audited financial statements of Pathfinder for the years ended December 31, 2005, December 31, 2004 and**

December 31, 2003 and the unaudited financial statements of Pathfinder for the three-month periods ended March 31, 2006 and March 31, 2005 which are attached as Schedule "I" hereto and Management's Discussion and Analysis for such periods attached as Schedule "J", and the unaudited pro forma financial statements of the Resulting Issuer which are attached as Schedule "F" hereto.

Selected Financial Information

Balance Sheet Data	Bayswater for the year ended February 28, 2006	Pathfinder for 12 months ended March 31, 2006	Pro Forma as at March 31 2006
Assets	$2,050,566	$1,849,027	$15,826,536
Liabilities	$276,756	$30,340	$307,096
Share Capital	$5,512,757	$6,837,683	$24,362,120
Working Capital	($134,778)	$596,887	$12,164.052
Income (Loss)	($832,130)	($110,882)	($943,012)
Number of Shares Outstanding	16,969,532	27,993,491	53,155,298

Canadian Federal Income Tax Considerations

In general, the exchange of securities under the Arrangement will not give rise to a capital gain (or capital loss) under the Tax Act. Please refer to the summary of Canadian federal income tax considerations contained in this Circular set forth under *"Canadian Federal Income Tax Considerations"*. **All securityholders should consult their own tax advisers for advice with respect to their own particular circumstances.**

U.S. Federal Income Tax Advisory

This Circular does not contain any discussion as to the application of the United States federal income tax, or the tax law of any state or other jurisdiction in the United States, to the exchange of Bayswater Securities or Pathfinder Securities for Amalco Securities as contemplated by the Arrangement. Accordingly, holders of such securities resident in the United States should consult their own tax advisers for advice with respect to the application of U.S. tax law to an exchange of their Bayswater Securities and Pathfinder Securities.

Market for Securities

The Bayswater Shares and the Pathfinder Shares are listed on the Exchange with trading symbols "BVE" and "PHR", respectively. Bayswater and Pathfinder have applied for approval from the Exchange for the listing of the Amalco Shares to be issued pursuant to the Arrangement. Approval of the Arrangement and the listing of the Amalco Shares to be issued pursuant thereto will be subject to the fulfillment of all of the requirements of the Exchange. It is a mutual condition precedent to the completion of the Arrangement that the approval of the Exchange be obtained. Please see *"Arrangement – Approval of the Exchange"* for further information.

Conflicts of Interest

The directors and officers of Bayswater and Pathfinder, as well as the proposed nominees to the board of directors of the Resulting Issuer, are involved in other projects, including projects in the mining industry and the investment industry, and may have a conflict of interest in allocating their time between the business of the Resulting Issuer and

other businesses or projects in which they are or will become involved. Please see *"Information Concerning the Resulting Issuer – Other Reporting Issuer Experience"* and *"Information Concerning the Resulting Issuer – Conflicts of Interest"*.

Interests of Experts

Other than PI, no direct or indirect interest in Bayswater or Pathfinder is held or will be received by any experts. Please see "*Information Concerning the Resulting Issuer – Experts*" for more information.

Timing

It is anticipated that the Arrangement will become effective after the requisite Bayswater Shareholders, Pathfinder Shareholders, Court and regulatory approvals have been obtained and all other conditions to the Arrangement have been satisfied or waived. It is anticipated that the Arrangement will become effective on or about August 15, 2006.

Risk Factors

Following completion of the Arrangement, the Resulting Issuer will be subject to certain risk factors which should be carefully considered in connection with your review of the Arrangement. See "*Risk Factors*" for a more detailed description of the risk factors. Shares of the Resulting Issuer will be a risky and speculative investment.

The business of Bayswater and Pathfinder is, and upon completion of the transaction, the business of the Resulting Issuer will be, subject to certain risks including, but not limited to, the following: (i) uncertainty regarding the completion of the Arrangement; (ii) exploration, development and production risks; (iii) risks relating to the prices of uranium and other minerals/metals; (iv) risks relating to the Resulting Issuer's substantial capital requirements; (v) competitive risks; (vi) environmental risks; (vii) the Resulting Issuer's reliance on operators and key employees; (viii) the Resulting Issuer's ability to pay dividends; (ix) conflicts of interest between the Resulting Issuer and its proposed directors and officers; (x) the ability to obtain the requisite permits and licenses; (xi) risks relating to satisfying the Resulting Issuer's additional funding requirements; (xii) risks relating to the availability of exploration equipment, qualified personnel and to access restrictions.

Securities Laws Information for Canadian Shareholders

The issuances of the Amalco Shares pursuant to the Arrangement will be exempt from the registration and prospectus requirements of Canadian securities legislation. The Amalco Shares may be resold in each of the provinces and territories of Canada, without significant restriction, provided the trade is not a "control distribution" as defined in the applicable legislation, no unusual effort is made to prepare the market or create a demand for those securities and no extraordinary commission or consideration is paid in respect of that sale. Any Bayswater Securities or Pathfinder Securities, which as of the Effective Time, contain hold period restrictions upon such securities will continue to have such a hold period upon their exchange to Amalco Securities on the same terms.

Securities Law Information for United States Shareholders

The Amalco Securities to be issued pursuant to the Arrangement will be issued pursuant to the exemption provided at Section 3(a)(10) of the 1933 Act from the registration requirements of the 1933 Act and exemptions from applicable state securities law. Although the Amalco Shares issued pursuant to such exemption that are held by persons who are not "affiliates" (as defined in Rule 144 under the 1933 Act) of Bayswater, Pathfinder or Amalco will not be subject to resale limitations in the United States, the parties to the Arrangement do not expect Amalco to become a reporting issuer under the 1934 Act or to develop a public market in the United States for the Amalco Shares. The Amalco Shares may generally be re-offered and re-sold outside the United States in "offshore transactions" pursuant to Regulation S. The Bayswater Warrants, the Bayswater Options and the Pathfinder Options may not be exercised by or on behalf of a person in the United States, and the common shares of Amalco issuable upon exercise thereof may not be offered and sold in the United States, unless registered under the 1933 Act or pursuant to an exemption from the registration requirements thereunder. For further information, see "*Information Concerning the Arrangement - Resale of Resulting Issuer Shares*," "*Information Concerning the Arrangement -*

Court Approvals" and "*Information Concerning the Arrangement - Additional Securities, Tax and Financial Statements Information for Shareholders in the United States.*"

Accompanying Documents

This Circular is accompanied by several Schedules which are incorporated by reference into, form an integral part of, and should be read in conjunction with this Circular. It is recommended that shareholders read this Circular and the attached Schedules in their entirety.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the management of each of Bayswater and Pathfinder for use at the Bayswater Meeting and Pathfinder Meeting, respectively. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by directors, officers or employees of each of Bayswater or Pathfinder. Cost of the solicitation of proxies for the Bayswater Meeting will be borne by Bayswater. Costs of the solicitation of proxies for the Pathfinder Meeting will be borne by Pathfinder. In addition to the use of mail, proxies may be solicited by personal interviews, personal delivery, telephone or any form of electronic communication or by directors, officers and employees of each of Bayswater and Pathfinder who will not be directly compensated therefore. Each of Bayswater and Pathfinder has arranged for intermediaries to forward meeting materials to beneficial owners of the Bayswater Shares and Pathfinder Shares, respectively, held of record by those intermediaries and Bayswater and Pathfinder may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxy

Accompanying this Circular are forms of proxy for each of the Bayswater Shareholders and the Pathfinder Shareholders. The individuals named in the accompanying forms of proxy are directors or officers of Bayswater or Pathfinder, as the case may be. **A securityholder has the right to appoint a person (who need not be a securityholder of Bayswater or Pathfinder) to attend and act for him on his behalf at the applicable Bayswater Meeting or Pathfinder Meeting other than the persons named in the enclosed applicable instrument of proxy. To exercise this right, a securityholder shall strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided, or complete another instrument of proxy.**

The completed instrument of PROXY for Bayswater Shareholders must be dated and signed and the duly completed instrument of proxy must be deposited at Bayswater's transfer agent, PACIFIC CORPORATE TRUST COMPANY *no later than forty eight (48) hours* (excluding Saturdays, Sundays and holidays) prior to the time of the Bayswater Meeting, or adjournment thereof or may be accepted by the Chairman of the Bayswater Meeting prior to the commencement of the Bayswater Meeting. The mailing address for Bayswater proxies is:

Pacific Corporate Trust Company
510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9
Fax number: (604) 689.8144.

The completed instrument of PROXY for Pathfinder Shareholders must be dated and signed and the duly completed instrument of proxy must be deposited at Pathfinder's transfer agent, PACIFIC CORPORATE TRUST COMPANY no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Pathfinder Meeting, or adjournment thereof or may be accepted by the Chairman of the Pathfinder Meeting prior to the commencement of the Pathfinder Meeting. The mailing address for Pathfinder proxies is:

Pacific Corporate Trust Company
510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9
Fax number: (604) 689.8144.

The instrument of proxy must be signed by the securityholder or by his duly authorized attorney. If signed by a duly authorized attorney, the instrument of proxy must be accompanied by the original power of attorney or a notarially certified copy thereof. If the securityholder is a corporation, the instrument of proxy must be signed by a duly authorized attorney, officer, or corporate representative, and must be accompanied by the original power of attorney or document whereby the duly authorized officer or corporate representative derives his power, as the case may be, or a notarially certified copy thereof.

The articles of Bayswater and Pathfinder confer discretionary authority upon the Chairman of the Meeting to accept proxies which do not strictly conform to the foregoing requirements and certain other requirements set forth in the articles of Bayswater and Pathfinder.

Voting by Proxy and Exercise of Discretion

On any poll, the persons named in the enclosed instrument of proxy will vote the shares in respect of which they are appointed and, where directions are given by the shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the instrument of proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Bayswater Meeting or Pathfinder Meeting, as applicable, as stated under the headings in this Circular. The instrument of proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters identified in the Bayswater Notice of Meeting and Pathfinder Notice of Meeting, and other matters which may be properly brought before the meetings. At the time of printing of this Circular, the management of Bayswater and Pathfinder is not aware that any such amendments, variations or other matters are to be presented for action at the meetings. However, if any other matters which are not now known to the management should properly come before the meetings, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

Revocation of Proxies

Any registered securityholder who has returned a proxy may revoke it at any time before it has expired. In addition to revocation in any other manner permitted by law, a securityholder may revoke a proxy either by (a) signing a proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the instrument of proxy is required to be executed as set out in the notes to the instrument of proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the applicable Meeting on the day of such Meeting or on the day of any adjournment thereof, or (c) registering with the scrutineer at the applicable Meeting as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked. **Only registered securityholders have the right to revoke a proxy. Non-Registered Holders (as defined below under "Non Registered Holders of Bayswater Shares or Pathfinder Shares") who wish to change their vote must arrange for their respective intermediaries to revoke the proxy on their behalf.**

Non-Registered Holders of Bayswater Shares or Pathfinder Shares

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Bayswater Meeting or the Pathfinder Meeting. Most shareholders of Bayswater and Pathfinder are "non-registered" shareholders ("Non-Registered Holders") because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased their shares. In addition, a person is not a registered shareholder in respect of shares which are held on behalf of that person but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 ("NI 54-101") of the Canadian Securities Administrators, Bayswater and Pathfinder have distributed copies of the Bayswater Notice of Meeting and the Pathfinder Notice of Meeting, this Circular and the instruments of proxy (collectively, the

"Proxy Solicitation Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Proxy Solicitation Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them under NI 54-101. Very often, Intermediaries will use service companies, such as ADP Independent Investor Communication Corporation ("ADP"), to forward the Proxy Solicitation Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Proxy Solicitation Materials will either:

(a) be given a form of proxy which **has already been signed by the Intermediary** (typically by facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise incomplete. Because the Intermediary has already signed the form of Proxy, this form of Proxy is not required to be signed by the Non-Registered Holder when submitting the Proxy. In this case, the Non-Registered Holder who wishes to submit a Proxy should otherwise properly complete the form of Proxy and **deposit it with PCTC or Bayswater or Pathfinder, as the case may be, as provided above**; or

(b) more typically, be given a voting instruction form which is **not signed by the Intermediary**, and which when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company** (such as ADP), will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. In the alternative, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of Proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of Proxy, properly complete and sign the form of Proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Bayswater Shares and/or the Pathfinder Shares which they beneficially own. Should a Non-Registered Holder who received one of the above mentioned forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert their own name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary or its agents, including those regarding when and where the Proxy or proxy authorization form is to be delivered.**

Requisite Shareholder Approvals

Each Bayswater Shareholder of record at the close of business on the Record Date will be entitled to receive notice of and vote at the Bayswater Meeting. Each Pathfinder Shareholder of record at the close of business on the Record Date will be entitled to receive notice of and vote at the Pathfinder Meeting.

As of the Record Date, Bayswater had 34,033,936 Bayswater Shares issued and outstanding. The holders of Bayswater Shares are entitled to one vote for each Bayswater Share held in respect of the Arrangement Resolution. In order to be effective the Arrangement Resolution to be submitted to Bayswater Shareholders at the Bayswater Meeting must be approved by the affirmative vote of at least 66 ⅔% of the votes cast thereon. A quorum at the Bayswater Meeting will consist of at least two Bayswater Shareholders present in person or represented by proxy and representing not less than 5% of the Bayswater Shares entitled to vote at the Bayswater Meeting.

As of the Record Date, Pathfinder had 32,519,324 Pathfinder Shares issued and outstanding. The Pathfinder Shareholders are entitled to one vote for each Pathfinder Share held in respect of the Arrangement Resolution. In order to be effective, the Arrangement Resolution to be submitted to Pathfinder Shareholders at the Pathfinder Meeting must be approved by the affirmative vote of at least 66⅔% of the votes cast thereon. A quorum at the Pathfinder Meeting will consist of at least one Pathfinder Shareholder present in person or by proxy.

Principal Shareholders

To the knowledge of the directors and senior officers of Bayswater as of the date hereof, there are no persons, firms or corporations (other than securities depositories) beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of Bayswater other than Longview Strategies Incorporated, which owns 6,137,400 Bayswater Shares (18.03%). The only voting shares issued and outstanding of Bayswater are the Bayswater Shares. As at the Record Date, the directors and officers of Bayswater, as a group, beneficially own, directly or indirectly, and control a total of 977,641 Bayswater Shares, which represents approximately 2.87% of the issued Bayswater Shares as of the date hereof.

To the knowledge of the directors and senior officers of Pathfinder as of the date hereof, there are no persons, firms or corporations (other than securities depositories) beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of Pathfinder, other than Richard Atkinson who owns, directly and indirectly, 4,193,129 Pathfinder Shares (12.89%) and Bayswater Ventures Corp. which owns 3,333,333 Pathfinder Shares (10.25%). The only voting shares issued and outstanding of Pathfinder are the Pathfinder Shares. As at the Record Date, the directors and officers of Pathfinder, as a group, beneficially own, directly or indirectly and control a total of 6,149,198 Pathfinder Shares, which represents approximately 18.91% of the issued Pathfinder Shares as of the date hereof.

RISK FACTORS

The Resulting Issuer's securities should be considered highly speculative due to the nature of the Resulting Issuer's business. An investor should consider carefully the risk factors set out below. In addition, investors should carefully review and consider all other information contained in this Circular (including all Schedules hereto) before making an investment decision. An investment in securities of the Resulting Issuer should only be made by persons who can afford a significant or total loss of their investment.

An investment in Bayswater Shares, Pathfinder Shares and shares of the Resulting Issuer should be considered highly speculative, not only due to the nature of Bayswater's and Pathfinder's existing business and operations, but also because of the uncertainty related to completion of the Arrangement and the business of the Resulting Issuer if the Arrangement is completed. In addition to the other information in this Circular, an investor should carefully consider each of, and the cumulative effect of the following factors, which assume the completion of the Arrangement.

Completion of the Arrangement

The completion of the Arrangement is subject to several conditions under the Arrangement Agreement. See "*The Arrangement – Conditions to the Arrangement*". In the event that any of those conditions are not satisfied or waived, the Arrangement may not be completed.

Exploration, Development and Production Risks

An investment in the Bayswater Shares, Pathfinder Shares and shares of the Resulting Issuer is speculative due to the nature of their involvement in the exploration of uranium and other minerals and their early stage of development. Mineral exploration involves a high degree of risk and there is no assurance that expenditures made on future exploration by the Resulting Issuer will result in new discoveries of uranium or other minerals in commercial quantities. The long-term commercial success of the Resulting Issuer depends on its ability to find, acquire, develop and commercially produce uranium and other minerals. No assurance can be given that the Resulting Issuer will be able to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, the Resulting Issuer may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

Prices and Markets for Uranium

Uranium and other minerals are commodities whose prices are determined based on world demand, supply and other factors, all of which will be beyond the control of the Resulting Issuer. World prices for uranium have fluctuated widely in recent years. Any material decline in prices could reduce the economic viability of the Resulting Issuer's mineral properties, including the marketability of any uranium and other minerals discovered at and extracted from such properties.

Substantial Capital Requirements; Liquidity

The proposed management of the Resulting Issuer anticipates that it may make substantial capital expenditures for the acquisition, exploration, development and production of minerals, including uranium, in the future. As the Resulting Issuer is at the exploration stage with no revenue being generated from the exploration activities on its mineral properties, the Resulting Issuer may have limited ability to expend the capital necessary to undertake or complete future exploration work, including drilling programs. There can be no assurance that debt or equity financing will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Resulting Issuer. Moreover, future activities may require the Resulting Issuer to alter its capitalization significantly. The inability of the Resulting Issuer to access sufficient capital for its operations could have a material adverse effect on the Resulting Issuer's financial condition, results of operations or prospects. In particular, failure to obtain such financing on a timely basis could cause the Resulting Issuer to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations.

Competition

The mining industry is highly competitive. Many of the Resulting Issuer's competitors for the acquisition, exploration, production and development of uranium and other mineral properties, and for capital to finance such activities, will include companies that have greater financial and personnel resources available to them than the Resulting Issuer.

Environmental Risks

All phases of the mining business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with mining operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs.

Reliance on Key Employees

The success of the Resulting Issuer will be largely dependent upon the performance of its management and key employees. In assessing the risk of an investment in the shares of the Resulting Issuer, potential investors should realize that they are relying on the experience, judgment, discretion, integrity and good faith of the proposed management of the Resulting Issuer. An investment in shares of the Resulting Issuer is suitable only for those investors who are willing to risk a loss of their entire investment and who can afford to lose their entire investment.

Dividends

To date, neither Bayswater nor Pathfinder have paid any dividends on their outstanding shares. Any decision to pay dividends on the shares of the Resulting Issuer will be made by its board of directors on the basis of the Resulting Issuer's earnings, financial requirements and other conditions.

Conflicts of Interest

Certain of the directors and officers of the Resulting Issuer will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies (including mineral resource companies) and, as a result of these and other activities, such directors and officers of the Resulting Issuer may become subject to conflicts of interest. The BCBCA provides that in the event that a director has a material interest in a contract or proposed contract or agreement that is material to the issuer, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with the BCBCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA. To the proposed management of the Resulting Issuer's knowledge, as at the date hereof there are no existing or potential material conflicts of interest between the Resulting Issuer and a proposed director or officer of the Resulting Issuer except as otherwise disclosed herein.

Permits and Licenses

The operations of the Resulting Issuer may require licenses and permits from various governmental authorities, including in foreign jurisdictions and including the mineral concessions in Niger. There can be no assurance that the Resulting Issuer will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development of its projects. There can be no assurances that Bayswater or the Resulting Issuer will be granted the mineral concessions applied for in Niger, or that any concession granted to Bayswater or the Resulting Issuer will be the same size as applied for.

Merger Risks

The Resulting Issuer may not realize the anticipated benefits of the Arrangement. Achieving the benefits of the Arrangement will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the Resulting Issuer's ability to realize the anticipated growth opportunities and synergies from combining the businesses of Pathfinder and Bayswater. The required efforts could divert management's focus and resources from other strategic opportunities and from operation matters during the integration process.

History of Net Losses; Uncertainty of Additional Financing

Pathfinder has received no revenue to date from the exploration activities on its properties, and Bayswater has not received any significant revenue to date from the exploration activities on its properties.

Pathfinder incurred losses during each of the following periods: (i) $356,508 for the year ended December 31, 2003; (ii) $978,888 for the year ended December 31, 2004; (iii) $553,746 for the year ended December 31, 2005; and (iv) $100,853 (before taxes) for the three months ended March 31, 2006. As of March 31, 2006, Pathfinder has an accumulated deficit of $5,260,236. Pathfinder has not yet found that development activity is warranted on any of its properties. Even if the Resulting Issuer does undertake development activity on any of Pathfinder's properties, there is no certainty that the Resulting Issuer will produce revenue, operate profitably or provide a return on investment in the future.

Bayswater incurred losses during each of the following periods: (i) $732,210 for the year ended February 29, 2004; (ii) $143,952 for the year ended February 28, 2005; and (iii) $832,130 for the year ended February 28, 2006. As of February 28, 2006, Bayswater has an accumulated deficit of $4,929,210. Bayswater has not yet found that development activity is warranted on any of its properties. Even if the Resulting Issuer does undertake development activity on any of Bayswater's properties, there is no certainty that the Resulting Issuer will produce revenue, operate profitably or provide a return on investment in the future.

The exploration of the Resulting Issuer's properties depends on its ability to obtain additional required financing. There is no assurance that the Resulting Issuer will be successful in obtaining the required financing, which could cause the Resulting Issuer to postpone its exploration plans or result in the loss or substantial dilution of its interest in its properties as disclosed in this Circular.

Mineral Exploration and Development Activities Inherently Risky

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into mineral deposits with significant value. Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explorations, cave-ins, landslides and the inability to obtain suitable adequate machinery, equipment or labor are other risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing uranium, gold and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The remoteness and restrictions on access of properties in which the Resulting Issuer has an interest will have an adverse effect on profitability as a result of higher infrastructure costs. There are also physical risks to the exploration personnel working in the terrain in which the Resulting Issuer's properties are located, often in poor climate conditions. These risks can be abated through personnel training, insuring that no one goes in the field alone and providing reliable communications such as satellite telephones.

In addition, previous mining operations may have caused environmental damage at certain of the Resulting Issuer's properties. It may be difficult or impossible to assess the extent to which such damage was caused by Pathfinder, Bayswater or the Resulting Issuer or by the activities of other exploration companies, in which case, any indemnities and exemptions from liability may be ineffective.

No Mineral Reserves / Mineral Resources

All of the properties in which the Resulting Issuer will hold an interest are considered to be in the early exploration stage only and do not contain a known body of commercial minerals. Mineral reserves are, in the large part, estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Reserve estimates for properties that have not yet commenced production may require revision based on actual production experience. Market price fluctuations of metals, as well as increased production costs or reduced recovery rates may render mineral reserves containing relatively lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies and the processing of new or different mineral grades may cause a mining operation to be unprofitable in any particular accounting period.

Risks associated with fixed Exchange Ratio

Pursuant to the provisions of the Plan of Arrangement, each Bayswater Share will be exchanged for one Amalco Share, and each Pathfinder Share will be exchanged for 0.588 of an Amalco Share. The Exchange Ratio is fixed and will not increase or decrease due to fluctuations in the market price of the Bayswater Shares or the Pathfinder Shares. The market value of the consideration that Bayswater Shareholders and Pathfinder Shareholders will receive in the Arrangement will depend on the market price of the Bayswater Shares and Pathfinder Shares on the Effective Date. If the market price of the Bayswater Shares or the Pathfinder Shares increases or decreases, the market value of the Amalco Shares that Shareholders receive will correspondingly increase or decrease. The number of Amalco Shares being issued in connection with the Arrangement will not change despite decreases or increases in the market price of Bayswater Shares or the Pathfinder Shares. Many of the factors that affect the market price of the Bayswater Shares and the Pathfinder Shares are beyond the control of Bayswater and Pathfinder, respectively. These factors include fluctuations in the price of uranium, gold and other materials, changes in the regulatory environment, adverse political developments, prevailing conditions in the capital markets and interest rate fluctuations.

BUSINESS OF THE MEETING

Bayswater and Pathfinder entered into the Arrangement Agreement providing for the merger whereby Pathfinder and Bayswater will amalgamate to form Amalco pursuant to the Plan of Arrangement. The Arrangement is subject to certain other conditions set forth in the Arrangement Agreement, a copy of which is available to be viewed on SEDAR at www.sedar.com.

Approval of the Arrangement - Bayswater

At the Bayswater Meeting, the Bayswater Shareholders will be asked to consider and, if deemed advisable, approve the following special resolution to approve the Arrangement:

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. **The Arrangement under Part 9, Division 5 of the *Business Corporations Act* (British Columbia) substantially as set forth in the Plan of Arrangement attached as Schedule A to the Arrangement Agreement dated as of July 10, 2006 and as described in the Joint Information Circular of Bayswater Ventures Corp. ("Bayswater") and Pathfinder Resources Ltd. ("Pathfinder") dated July 5, 2006 (the "Circular") is hereby approved and authorized and the Board of Directors of Bayswater be and is hereby authorized to amend or revise the Arrangement in its discretion to the extent permitted by the Arrangement Agreement without further approval of the Bayswater Shareholders;**

2. **The Arrangement Agreement between Bayswater and Pathfinder is hereby confirmed, ratified and approved and the Board of Directors of Bayswater be and is hereby authorized to amend or revise the Arrangement Agreement in its discretion to the extent permitted therein without further approval of the Bayswater Shareholders;**

3. **Notwithstanding that the Arrangement has received the approval of the Supreme Court of British Columbia and the Bayswater Shareholders, the Board of Directors of Bayswater may, subject to the terms of the Arrangement, amend or decide not to proceed with the Arrangement or revoke this resolution at any time prior to the filing of documents giving effect to the Arrangement without further notice to or approval of Bayswater Shareholders; and**

4. **Any one director or officer of Bayswater is hereby authorized to do all such acts and things and execute and file all other documents and instruments necessary or desirable to carry out this resolution including the filing of all documents with regulatory authorities and the TSX Venture Exchange.**

The Arrangement Resolution must be approved by 66⅔% of votes cast at the Bayswater Meeting. **It is the intention of the persons named in the enclosed Proxy in respect of Bayswater Shareholders, in the absence of instructions to the contrary, to vote the Proxy in favour of the Arrangement Resolution.**

Approval of the Arrangement - Pathfinder

At the Pathfinder Meeting, the Pathfinder Shareholders will be asked to consider and, if deemed advisable, approve the following special resolution to approve the Arrangement:

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. **The Arrangement under Part 9, Division 5 of the *Business Corporations Act* (British Columbia) substantially as set forth in the Plan of Arrangement attached as Schedule A to the Arrangement Agreement dated as of July 10, 2006 and as described in the Joint Information Circular of Bayswater Ventures Corp. ("Bayswater") and Pathfinder Resources Ltd. ("Pathfinder") dated July 5, 2006 (the "Circular") is hereby approved and authorized and the Board of Directors of Pathfinder be and is**

hereby authorized to amend or revise the Arrangement in its discretion to the extent permitted by the Arrangement Agreement without further approval of the Pathfinder Shareholders;

2. **The Arrangement Agreement between Bayswater and Pathfinder is hereby confirmed, ratified and approved and the Board of Directors of Pathfinder be and is hereby authorized to amend or revise the Arrangement Agreement in its discretion to the extent permitted therein without further approval of the Pathfinder Shareholders;**

3. **Notwithstanding that the Arrangement has received the approval of the Supreme Court of British Columbia and the Pathfinder Shareholders, the Board of Directors of Pathfinder may, subject to the terms of the Arrangement, amend or decide not to proceed with the Arrangement or revoke this resolution at any time prior to the filing of documents giving effect to the Arrangement without further notice to or approval of Pathfinder Shareholders; and**

4. **Any one director or officer of Pathfinder is hereby authorized to do all such acts and things and execute and file all other documents and instruments necessary or desirable to carry out this resolution including the filing of all documents with regulatory authorities and the TSX Venture Exchange.**

The Arrangement Resolution must be approved by 66⅔% of votes cast at the Pathfinder Meeting. **It is the intention of the persons named in the enclosed Proxy, in respect of Pathfinder Shareholders, in the absence of instructions to the contrary, to vote the Proxy in favour of the Arrangement Resolution.**

THE ARRANGEMENT

Background to the Arrangement

On April 17, 2006 Bayswater and Pathfinder entered into the Letter Agreement. After further due diligence investigations the parties finalized negotiations and executed the formal definitive Arrangement Agreement effective July 10, 2006 and announced by joint news release that the parties were proceeding with the Arrangement. The Arrangement will result in the amalgamation of Bayswater and Pathfinder into a new company to be named "Bayswater Uranium Corporation"

Benefits of the Arrangement

The Directors and senior management of Bayswater and Pathfinder believe that the Arrangement is in the best interests of the securityholders of both companies and that the Arrangement provides a number of benefits for the securityholders including the following:

1. The Resulting Issuer will have a dominant land position in three of the most prospective and underexplored uranium exploration and development areas in the world;

2. The Resulting Issuer will benefit from the combined experience of the resulting management team;

3. The Resulting Issuer will be a stronger company than either Bayswater or Pathfinder alone and will have an excellent portfolio of exploration properties with potential for growth;

4. The Resulting Issuer will have a more diversified geographical base and asset portfolio with properties in Newfoundland, Labrador, Northwest Territories, Nunavut, Guatemala, Ireland and Niger;

5. The Resulting Issuer is likely to realize synergies in exploration and development of projects under the control of one company, particularly since several of the properties are in the same general area;

6. The Resulting Issuer will have access to more capital and business opportunities pursuant to Bayswater's and Pathfinder's business plan;

7. The Resulting Issuer will eliminate overhead, including legal, accounting, office and other administrative expenses, required for maintaining two separate entities; and

8. The Resulting Issuer will have greater critical mass and therefore a stronger financial entity and better ability to exploit potential business opportunities.

The Board of Directors of each of Bayswater and Pathfinder have considered all information provided, including the advantages and disadvantages of the Arrangement Agreement and the transactions contemplated thereunder discussed below under "*The Arrangement - Recommendation of the Board of Directors of Bayswater*" and "*The Arrangement – Recommendation of the Board of Directors of Pathfinder*". See also "*The Arrangement – Fairness Opinions*" and the financial statements of Bayswater and Pathfinder, which have been filed on SEDAR (and may be viewed at www.sedar.com). Bayswater's audited annual financial statements for the years ended February 28, 2006, February 28, 2005 and February 29, 2004 are attached as Schedule "G". Pathfinder's audited annual financial statements for the years ended December 31, 2005, December 31, 2004 and December 31, 2003 and its unaudited financial statements for the three month periods ended March 31, 2006 and March 31, 2005 are attached as Schedule "I",. Management's Discussion and Analysis for the foregoing periods for each of Bayswater and Pathfinder are also attached as Schedule "H" and "J" respectively.

Arrangement Agreement

The Arrangement will be effected in accordance with the Arrangement Agreement, a copy of which has been filed by Bayswater and Pathfinder on SEDAR at www.sedar.com as a material document. The Arrangement Agreement contains certain representations and warranties made by each of Pathfinder and Bayswater in respect of their assets, liabilities, capital, financial position and operations. In addition, each of Pathfinder and Bayswater provide covenants which govern the conduct of their operations and affairs prior to the completion of the Arrangement. The Arrangement Agreement contains a number of conditions precedent to the obligations of Pathfinder and Bayswater thereunder. Unless all of such conditions are satisfied or waived by the party or parties for whose benefit such conditions exist, to the extent they may be capable of waiver, the Arrangement will not proceed. There is no assurance that the conditions will be satisfied or waived on a timely basis, or at all. The conditions to the Arrangement becoming effective are set out in the Arrangement Agreement. Upon the conditions being fulfilled or waived, the Amalgamation Application along with a copy of the Final Order are required to be filed with the Registrar under the BCBCA, which will then issue the Certificate of Amalgamation to give effect to the Arrangement as of the Effective Time. The Arrangement Agreement may, prior to the Effective Date, be terminated by mutual agreement of Pathfinder and Bayswater and in certain circumstances, by either Pathfinder or Bayswater. The Arrangement Agreement may also be terminated in certain other circumstances set forth in the Arrangement Agreement, including in the event an "Adverse Event" occurs.

An "Adverse Event" is defined in the Arrangement Agreement to mean the following: (a) either of the Pathfinder or Bayswater Board of Directors fails to recommend the Arrangement to its shareholders or adversely amends or withdraws any such recommendation or fails to present the Plan of Arrangement for approval at the Pathfinder Meeting and Bayswater Meeting; (b) either of the Pathfinder or Bayswater Board of Directors fails for any reason to approve the Plan of Arrangement; and (c) an offer is made to purchase or otherwise acquire all of the common shares of Pathfinder or Bayswater, as the case may be, for consideration equal to or greater than that contemplated by the Plan of Arrangement by means of a takeover bid, amalgamation, arrangement, reorganization, reserve takeover, capitalization or other capital reorganization or business transaction, or either Pathfinder or Bayswater, as the case may be, enters into any agreement, letter of intent or similar understanding with respect to such an offer. If any Adverse Event occurs, among other things Pathfinder or Bayswater (as applicable) is entitled to amend the terms of the Plan of Arrangement to increase the consideration payable in connection therewith, or terminate the Arrangement Agreement in which case the party in respect of which the Adverse Event occurs is required to reimburse the other party for all of its reasonable out-of-pocket expenses in connection with the Arrangement and the Arrangement Agreement.

The Arrangement

Bayswater and Pathfinder have agreed to complete a merger whereby Pathfinder and Bayswater shall amalgamate to form Amalco, through a Plan of Arrangement. The Arrangement Agreement, which establishes the Plan of Arrangement, provides for a number of transactions to occur at the Effective Time. Under the Arrangement Agreement, Pathfinder and Bayswater will amalgamate and continue as a new corporation, Amalco, under the name "Bayswater Uranium Corporation". The property of each of Pathfinder and Bayswater will become the property of Amalco, which will continue to be liable for the obligations of each of Pathfinder and Bayswater, in accordance with the BCBCA.

Pursuant to the Plan of Arrangement, each of the events set out below shall occur and be deemed to occur in the sequence set out below without further act or formality at the Effective Time:

1. Pathfinder and Bayswater shall amalgamate as one corporation, being Amalco under the name "Bayswater Uranium Corporation".

2. Each issued and outstanding Pathfinder Share, other than those held by Dissenting Shareholders, shall be exchanged for an Amalco Share on the basis of 0.588 of an Amalco Share for each one Pathfinder Share.

3. Pathfinder Options shall be exchanged for Amalco Options with the number of Amalco Shares to which the holder is entitled and the exercise price for such Amalco Options being adjusted in accordance with the Conversion Ratio as applicable to Pathfinder. The term to expiry, vesting schedule and other terms and conditions of such Pathfinder Options shall remain the same, unless otherwise agreed to by the holders of the affected securities.

4. Each issued and outstanding Bayswater Share, other than those held by Dissenting Shareholders, shall be exchanged for an Amalco Share on the basis of one Amalco Share for each one Bayswater Share.

5. Bayswater Options and Bayswater Warrants shall be exchanged for Amalco Options and Amalco Warrants with the number of Amalco Shares to which the holder is entitled and the exercise price for such Amalco Options and Amalco Warrants being adjusted in accordance with the Conversion Ratio as applicable to Bayswater. The term to expiry, vesting schedule (in the case of Bayswater options) and other terms and conditions of such Bayswater Options and Bayswater Warrants shall remain the same, unless otherwise agreed to by the holders of the affected securities.

6. Any Pathfinder Shares held by Bayswater and any Bayswater Shares held by Pathfinder shall be cancelled without any repayment of capital.

7. The unissued shares of Pathfinder and Bayswater shall be cancelled.

For more detailed information, see the Plan of Arrangement attached to this Circular as Schedule "B".

Assuming that there are 34,033,936 Bayswater Shares and 32,519,324 Pathfinder Shares outstanding as at the Effective Time (which assumes that no Bayswater Options or Bayswater Warrants, or Pathfinder Options, are exercised prior to such time and no further Bayswater Shares or Pathfinder Shares are issued) and there are no Dissenting Shareholders, Amalco will issue approximately 53,155,298 Amalco Shares upon the completion of the Arrangement. Based upon the foregoing assumptions, upon the completion of the Arrangement, former Bayswater Shareholders will own approximately 64.03% of the then outstanding common shares of Amalco, and former Pathfinder Shareholders will own approximately 35.97% of the then outstanding common shares of Amalco, on a non-diluted basis.

Treatment of Warrants and Options of Bayswater and Pathfinder

The Arrangement Agreement and the Plan of Arrangement provide that each one Bayswater Option or Bayswater Warrant will be exchanged for one Amalco Option or Amalco Warrant, as the case may be. The exercise price for such Amalco Options and Amalco Warrants will be equal to the exercise price of the corresponding

Bayswater Options and Bayswater Warrants. Each such Amalco Option and Amalco Warrant will entitle the holder to receive, upon exercise, one Amalco Share.

The Arrangement Agreement and the Plan of Arrangement provide that each Pathfinder Option will be exchanged for 0.588 of an Amalco Option. Based on the Conversion Ratio applicable to the Pathfinder Shares, the exercise price for such Amalco Options will be equal to approximately 1.70 times the exercise price of the corresponding Pathfinder Options. Each such Amalco Option will entitle the holder to receive, upon exercise, one Amalco Share. No Pathfinder Warrants will be exchanged as they will have either been exercised or expired prior to the Closing.

Based on the number of Bayswater Options, Bayswater Warrants and Pathfinder Options outstanding on July 5, 2006, upon completion of the Arrangement, holders of options and warrants of Bayswater and Pathfinder (as applicable) will be entitled to purchase Amalco Shares as further described in the tables below. The expiry date for the Amalco Options and Amalco Warrants will be the same as that of the Bayswater Options, Bayswater Warrants and Pathfinder Options, as the case may be.

Bayswater Options and Bayswater Warrants

	Before Giving Effect to the Arrangement			After Giving Effect to the Arrangement		
Type of Security	**Number of Bayswater Shares Issuable Upon Exercise**	**Exercise Price per Bayswater Share**	**Expiry Date**	**Number of Amalco Shares Issuable Upon Exercise**	**Exercise Price per Amalco Share**	**Expiry Date**
Options	205,000	$0.225	October 5, 2008	205,000	$0.225	October 5, 2008
Options	1,050,000	$0.25	November 29, 2010	1,050,000	$0.25	November 29, 2010
Options	300,000	$0.75	February 8, 2011	300,000	$0.75	February 8, 2011
Options	1,350,000	$0.90	April 10, 2011	1,350,000	$0.90	April 10, 2011
Options	150,000	$0.90	April 12, 2011	150,000	$0.90	April 12, 2011
Warrants	6,351,360	$1.00	September 27, 2007	6,351,360	$1.00	September 27, 2007
Warrants	1,197,786	$0.80	September 27, 2007	1,197,786	$0.80	September 27, 2007
Warrants	125,000	$0.60	December 28, 2007	125,000	$0.60	December 28, 2007
Warrants	62,125	$0.65	December 23, 2007	62,125	$0.65	December 23, 2007
Warrants	527,198	$0.60	December 23, 2007	527,198	$0.60	December 23, 2007
Warrants	375,000	$0.60	December 20, 2007	375,000	$0.60	December 20, 2007

Pathfinder Options

	Before Giving Effect to the Arrangement			After Giving Effect to the Arrangement		
Type of Security	**Number of Pathfinder Shares Issuable Upon Exercise**	**Exercise Price per Pathfinder Share**	**Expiry Date**	**Number of Amalco Shares Issuable Upon Exercise**	**Exercise Price per Amalco Share**	**Expiry Date**
Options	520,000	$0.15	December 19, 2006	305,760	$0.255	December 19, 2006
Options	890,000	$0.20	March 20, 2008	523,320	$0.34	March 20, 2008

Pathfinder Options

	Before Giving Effect to the Arrangement			After Giving Effect to the Arrangement		
Type of Security	**Number of Pathfinder Shares Issuable Upon Exercise**	**Exercise Price per Pathfinder Share**	**Expiry Date**	**Number of Amalco Shares Issuable Upon Exercise**	**Exercise Price per Amalco Share**	**Expiry Date**
Options	345,000	$0.20	March 22, 2010	202,860	$0.34	March 22, 2010
Options	150,000	$0.375	February 23, 2011	88,200	$0.64	February 23, 2011

Recommendation of the Board of Directors of Bayswater

The Board of Directors of Bayswater has considered the proposed amalgamation between Pathfinder and Bayswater on the terms and conditions as provided in the Arrangement Agreement and has unanimously determined that the Arrangement is in the best interests of Bayswater and the Bayswater Securityholders. The Board of Directors of Bayswater unanimously recommends that the Bayswater Shareholders vote in favour of the Arrangement.

In arriving at its conclusion, the Board of Directors of Bayswater considered, among other matters:

(a) information with respect to the financial condition, business and operations, on both a historical and prospective basis, of both Pathfinder and Bayswater including information in respect of Pathfinder and Bayswater on a pro forma consolidated basis;

(b) information provided by Pathfinder with respect to its mineral properties;

(c) the management groups and technical teams of Bayswater and Pathfinder;

(d) the procedures by which the Arrangement is to be approved, including the requirement for approval by special resolution of the Bayswater Shareholders at the Bayswater Meeting and by the Court after a hearing at which fairness will be considered;

(e) the Canadian tax treatment of Bayswater Securityholders under the Arrangement;

(f) the availability of rights of dissent to Bayswater Shareholders with respect to the Arrangement;

(g) the Pacific International Fairness Opinion; and

(h) after the Arrangement, the Resulting Issuer will have a significant asset base and greater combined capitalization and liquidity through greater size and diversity, more exposure to potential investment opportunities and enhanced share trading liquidity.

The Board of Directors of Bayswater also identified and considered disadvantages associated with the Arrangement, including that the Bayswater Securityholders after the Arrangement will be subject to:

(a) dilution of their interest in the Bayswater mineral properties through their diluted percentage holding in the Resulting Issuer;

(b) the risk factors applicable to the Resulting Issuer; and

(c) the possibility that there may be adverse tax consequences to certain holders of securities of Bayswater. See "*Canadian Federal Income Tax Considerations*".

Recommendation of the Board of Directors of Pathfinder

The Board of Directors of Pathfinder has considered the proposed amalgamation between Pathfinder and Bayswater on the terms and conditions as provided in the Arrangement Agreement and has unanimously determined that the Arrangement is in the best interests of Pathfinder and the Pathfinder Securityholders. ***The Board of Directors of Pathfinder unanimously recommends that the Pathfinder Shareholders vote in*** **favour of the Arrangement.**

In arriving at its conclusion, the Board of Directors of Pathfinder considered, among other matters:

(a) information with respect to the financial condition, business and operations, on both a historical and prospective basis, of both Bayswater and Pathfinder, including information in respect of Pathfinder and Bayswater on a pro forma consolidated basis;

(b) information provided by Bayswater with respect to its mineral properties;

(c) the procedures by which the Arrangement is to be approved, including the requirement for approval by special resolution of the Pathfinder Shareholders at the Pathfinder Meeting and by the Court after a hearing at which fairness will be considered;

(d) the Canadian tax treatment of Pathfinder Securityholders under the Arrangement;

(e) the availability of rights of dissent to Pathfinder Shareholders with respect to the Arrangement;

(f) the management groups and technical teams of Pathfinder and Bayswater;

(g) the Glanville Fairness Opinion; and

(h) after the Arrangement, the Resulting Issuer will have a significant asset base and greater combined capitalization and liquidity through greater size and diversity, more exposure to potential investment opportunities and enhanced share trading liquidity.

The Board of Directors of Pathfinder also identified and considered disadvantages associated with the Arrangement, including that the Pathfinder Securityholders after the Arrangement will be subject to:

(a) dilution of their interest in the Pathfinder mineral properties through their diluted percentage holding in the Resulting Issuer;

(b) the risk factors applicable to the Resulting Issuer; and

(c) the possibility that there may be adverse tax consequences to certain holders of securities of Pathfinder. See "*Canadian Federal Income Tax Considerations*".

Fairness Opinions

Pacific International Fairness Opinion

The Board of Directors of Bayswater retained Pacific International Securities Inc., of Vancouver, British Columbia which has provided advice and an opinion to the Board of Directors of Bayswater in respect of the fairness of the terms of the Arrangement, from a financial point of view, to the Bayswater Securityholders. Based upon the information and procedures and subject to the assumptions and limitations described in the Pacific International Fairness Opinion, Pacific International has concluded that the terms of the Arrangement are fair, from a financial point of view, to the Bayswater Securityholders.

Pacific International is a privately owned full service investment dealer and is a member of all major Canadian Stock Exchanges, the Investment Dealer Association of Canada (the "IDA"), the Canadian Investor Protection Fund and International Financial Centre (Vancouver). Pacific International has offices in Vancouver, Calgary and Victoria, and provides research, corporate finance advice and services, and engages in trading and investment banking.

On July 10, 2006, Pacific International delivered the Pacific International Fairness Opinion, which concludes that, based upon and subject to the factors referred to therein, as of July 10, 2006, the consideration under the Arrangement is fair from a financial point of view to the Bayswater Securityholders.

The complete text of the Pacific International Fairness Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion is attached to this Circular as Schedule "E". **The Pacific International Fairness Opinion addresses only the fairness of consideration under the Arrangement from a financial point of view and is not and should not be construed as a valuation of Pathfinder, or Bayswater or any of their respective assets or securities or a recommendation to any Bayswater Shareholder as to whether to vote in favour of the Arrangement Resolution. Bayswater Shareholders are urged to, and should, read the Pacific International Fairness Opinion in its entirety.**

The Board of Directors of Bayswater concurs with the views expressed in the Pacific International Fairness Opinion and such views were an important consideration in its decision to enter into the Arrangement Agreement and proceed with the Arrangement.

Neither PI nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in the *Securities Act* (British Columbia)) of Pathfinder or Bayswater or any of their respective associates or affiliates. Pacific International was paid a fee upon delivery of the Pacific International Fairness Opinion to the Bayswater Board.

Glanville Fairness Opinion

The Board of Directors of Pathfinder retained Ross Glanville & Associates Ltd. and Bruce McKnight Minerals Advisors Services (collectively "Glanville"), of Burnaby and West Vancouver, British Columbia, which have provided advice and an opinion to the Board of Directors of Pathfinder in respect of the fairness of the terms of the Arrangement, from a financial point of view, to the Pathfinder Securityholders. Ross Glanville & Associates Ltd. is a company specializing in valuations of public and private companies and mineral exploration and development properties. The president, Ross Glanville holds a Bachelor of Applied Science (Mining Engineering), an MBA and is a member of the Association of Professional Engineers of B.C. (P.Eng.) and the Certified General Accountants of B.C. (CGA). Bruce McKnight, proprietor of Bruce McKnight Minerals Advisor Services, has a B.A.Sc. in Geological Engineering and an M.Sc. in Engineering Geoscience. He also holds a Mineral Economics Diploma and an MBA, and is a member of the Association of Engineers and Geoscientists of B.C. (P. Eng.) and a Fellow of the Canadian Institute of Mining and Metallurrgy (FCIM).

Based upon the information and procedures and subject to the assumptions and limitations described in the Glanville Fairness Opinion, Glanville has concluded that the terms of the Arrangement are fair, from a financial point of view, to the Pathfinder Securityholders.

On July 6, 2006, Glanville delivered the Glanville Fairness Opinion, which concludes that, based upon and subject to the factors referred to therein, as of July 6, 2006, the consideration under the Arrangement is fair from a financial point of view to the Pathfinder Securityholders.

The complete text of the Glanville Fairness Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion is attached to this Circular as Schedule "D". **The Glanville Fairness Opinion addresses only the fairness of consideration under the Arrangement from a financial point of view and is not and should not be construed as a valuation of Pathfinder or Bayswater or any of their respective assets or securities or a recommendation to any Pathfinder**

Shareholder as to whether to vote in favour of the Arrangement Resolution. Pathfinder Shareholders are urged to, and should, read the Glanville Fairness Opinion in its entirety.

The Board of Directors of Pathfinder concurs with the views expressed in the Glanville Fairness Opinion and such views were an important consideration in its decision to enter into the Arrangement Agreement and proceed with the Arrangement.

Neither Glanville nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in the *Securities Act* (British Columbia)) of Pathfinder or Bayswater or any of their respective associates or affiliates. Glanville was paid a fee upon delivery of the Glanville Fairness Opinion to the Pathfinder Board.

Lock-Up Agreements

Victor A. Tanaka, President and a director of Pathfinder, and Richard Atkinson, a director of Pathfinder, have entered into a lock-up agreement to vote the Pathfinder Shares owned or controlled by them as at the Record Date in favour of the Arrangement, such shares representing in the aggregate approximately 17.30% of the issued and outstanding Pathfinder Shares, as of the date hereof.

Contemporaneous Financing

Pursuant to the Letter Agreement dated April 17, 2006, Bayswater agreed to enter into a subscription agreement to purchase 3,333,333 Pathfinder Shares at a price of $0.60 for aggregate proceeds of $2,000,000. This private placement closed on May 3, 2006 and final acceptance from the Exchange was received on May 1, 2006. Proceeds were largely allocated to the completion of airborne geophysical surveys on Pathfinder's Thelon Basin Uranium properties in the Northwest Territories, and on its Hermitage Uranium project in Newfoundland and for general working capital.

Pursuant to the Plan of Arrangement, any Pathfinder Shares held by Bayswater at the Effective Time will be cancelled.

Resale of Resulting Issuer Shares

Application of Canadian Securities Law to Resales

The securities of the Resulting Issuer to be issued to Bayswater Securityholders and Pathfinder Securityholders pursuant to the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable securities laws of the various applicable provinces in Canada and will generally, subject to the discussion regarding hold periods below, be "freely tradable" (and not subject to any "restricted period" or "hold period") if the following conditions are met: (i) the trade is not a control distribution (as defined in applicable securities legislation); (ii) no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and (iv) if the selling securityholder is an Insider or an officer of the Resulting Issuer, the selling securityholder has no reasonable grounds to believe that the Resulting Issuer is in default of securities legislation.

Application of U.S. Securities Law to Resales

Neither Bayswater nor Pathfinder is a reporting issuer under the 1934 Act and there is no public market in the United States for the Bayswater Securities or the Pathfinder Securities. Although the Amalco Shares issued pursuant to the Arrangement to persons other than "affiliates" (defined below) of Bayswater, Pathfinder or Amalco are not subject, by virtue of the Section 3(a)(10) exemption under the 1933 Act, to federal securities law resale limitations, in the United States, they may not be resold except pursuant to applicable state securities law exemptions. Moreover, the parties to the Arrangement do not expect Amalco to become a reporting issuer under the 1934 Act or otherwise to develop a public market in the United States for resale of the Amalco Shares. The Amalco Shares may, however, be resold outside the United States, as described in the next paragraph.

For purposes of this paragraph, the term "Amalco Shares" includes the Amalco Shares issued in connection with the Arrangement and upon exercise of the Amalco Warrants or Amalco Options. U.S. holders may offer and sell their Amalco Shares outside the United States in an offshore resale that is in compliance with Regulation S. Regulation S excludes certain offers and sales of securities outside the United States from the application of the 1933 Act. An offshore resale will comply with Regulation S if the seller is not an "affiliate" of Amalco (except an officer or director who is an affiliate solely by virtue of holding such position) and (i) the offer and sale is made in an "offshore transaction" and (ii) no "directed selling efforts" are made in the United States by the seller, an affiliate or any person acting on their behalf. An "offshore transaction" includes a transaction executed using the facilities of a designated offshore securities exchange (which includes the Exchange), provided the offer of the securities is not made to a person in the United States and neither the seller nor any person acting on the seller's behalf knows the transaction has been pre-arranged with a buyer in the United States. "Directed selling efforts" means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any securities being offered in reliance on Regulation S. For U.S. securities law purposes, an "affiliate" of an issuer is a person that directly or indirectly controls or is controlled by, or under common control with, the issuer, and in general includes a person owning at least 10% of its voting equity securities. In the case of an offshore resale of Amalco Shares by an officer or director of Amalco, no selling concession, fee or other remuneration may by paid in connection with the offer or sale other than the usual and customary broker's commission that would be received by a person executing the transaction as an agent. Additional restrictions for offshore resales apply to a U.S. holder of Amalco Shares who will be an affiliate of Amalco other than by virtue of holding a position as an officer or director.

Bayswater Shareholders and Pathfinder Shareholders are urged to consult their legal advisor to determine the extent of all applicable resale provisions. Bayswater Shareholders and Pathfinder Shareholders residing elsewhere than in Canada are urged to consult their legal advisors to determine the extent of all applicable resale provisions.

Application of 'Hold Periods'

As of the date hereof, 36,286 Bayswater Shares and 1,500,000 Bayswater Options have hold periods applicable to such securities which shall continue to apply as of the date of the Bayswater Meeting and ending on dates ranging from August 12, 2006 to October 29, 2006. Following completion of the Arrangement, the hold periods applicable to such securities will continue to apply following the exchange of such Bayswater Shares and Bayswater Options for Amalco Shares and Amalco Options until such date as the hold period would otherwise have ended.

Procedure for the Arrangement to Become Effective

The Arrangement is proposed to be carried out under Part 9, Division 5 of the BCBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a) the Arrangement must be approved by the Bayswater Shareholders and Pathfinder Shareholders in the manner set forth in the Interim Order;

(b) the Court must grant the Final Order approving the Arrangement;

(c) all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party; and

(d) a copy of the Final Order and Amalgamation Application must be filed with the Registrar of Companies under the BCBCA, following which the Registrar will issue the Certificate of Amalgamation giving effect to the Arrangement in conjunction with the Closing.

Shareholder Approvals

Pursuant to the terms of the Interim Order, the Arrangement Resolution must, subject to further order of the Court, be approved by at least 2/3 of the votes cast by Bayswater Shareholders, voting as a single class, present in

person or by proxy at the Bayswater Meeting and by at least 2/3 of the votes cast by Pathfinder Shareholders, voting as a single class, present in person or by proxy at the Pathfinder Meeting. Notwithstanding the foregoing, the Arrangement Resolution authorizes each of the Board of Directors of Bayswater and Pathfinder, without further notice to or approval of the Bayswater Shareholders or Pathfinder Shareholders, subject to the terms of the Arrangement, to amend the Arrangement Agreement or to decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the BCBCA.

Court Approvals

On July 11, 2006, Bayswater and Pathfinder obtained the Interim Order, which is attached as Schedule "C". Subject to the terms of the Arrangement Agreement and, if the Arrangement Resolution is approved at the Pathfinder Meeting and the Bayswater Meeting, Bayswater and Pathfinder will jointly apply to the Court for the Final Order at the Court House, 800 Smithe Street, Vancouver, British Columbia on August 9, 2006, at 9:45 a.m. (Vancouver time) or so soon thereafter as counsel may be heard. Please see the Requisition that accompanies this Circular for further information on participating or presenting evidence at the hearing for the Final Order.

The issuance of securities by Amalco pursuant to the Arrangement will not be registered under the 1933 Act or the securities laws of any State of the United States and will be effected in reliance upon the exemption from registration under the 1933 Act provided by Section 3(a)(10) thereof and exemptions provided under the securities laws of each State of the United States in which Bayswater Securityholders or Pathfinder Securityholders reside. Section 3(a)(10) of the 1933 Act exempts from registration a security that is issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval. The Court will be advised at the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the securities of Amalco issued pursuant to the Arrangement will not require registration under the 1933 Act. Accordingly, the Final Order of the Court will, if granted, constitute a basis for the exemption from the registration requirements of the 1933 Act with respect to the distribution of the Amalco Securities to Bayswater Securityholders and Pathfinder Securityholders in connection with the Arrangement.

At the hearing for the Final Order, securityholders and creditors of Bayswater and Pathfinder are entitled to appear in person or by counsel and to make a submission regarding the Arrangement, subject to filing and serving an appearance and satisfying any other applicable requirements.

At the hearing for the Final Order, the Court will also consider, among other things, the fairness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement either as proposed, or make the Arrangement subject to such terms and conditions as the Court considers appropriate, or may dismiss the application.

Additional Securities, Tax and Financial Statements Information for Bayswater and Pathfinder Shareholders in the United States

THE SECURITIES ISSUABLE BY AMALCO IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR AND ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

The Amalco Shares, Amalco Warrants and Amalco Options to be issued to the Bayswater Shareholders, Pathfinder Shareholders, Bayswater Warrantholders, Bayswater Optionholders and Pathfinder Optionholders, as the case may be, under the Arrangement have not been registered under the 1933 Act or the securities laws of any state of the United States and are being issued in reliance on the exemption from registration described under "Court

Approvals" above and exemptions provided under applicable state securities laws. This Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States should be aware that such requirements are different from the disclosure requirements in the United States applicable to proxy statements under the 1934 Act. Likewise, information concerning the properties and operations of Bayswater and Pathfinder has been prepared in accordance with Canadian standards, and may not be comparable to similar information for United States companies.

Financial statements included herein have been prepared in accordance with generally accepted accounting principles and subject to auditing and auditor independence standards in Canada, and thus may not be comparable to financial statements of United States companies. Bayswater Shareholders and Pathfinder Shareholders should be aware that the exchange of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for Bayswater Shareholders and Pathfinder Shareholders who are resident in, or citizens of, the United States have not been described herein. Such Bayswater Shareholders and Pathfinder Shareholders are advised to consult their tax advisors.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Bayswater and Pathfinder are incorporated or organized under the laws of a foreign country, that some or all of their officers and directors and the experts named herein may be residents of a foreign country, and that all or a substantial portion of the assets of Bayswater and Pathfinder and said persons may be located outside the United States.

The Amalco Shares issuable upon exercise of such Amalco Warrants and Amalco Options have not been registered under the 1933 Act. As a result, the Amalco Warrants and Amalco Options may not be exercised by or on behalf of a person in the United States, and the Amalco Shares issuable upon exercise thereof may not be offered or sold in the United States, unless such securities have been registered under the 1933 Act and the securities laws of all applicable states of the United States, or an exemption from such registration requirements is available.

Approval of the Exchange

The Arrangement Agreement provides that receipt of all regulatory approvals, including without limitation, the approval of the Exchange for the listing of the Amalco Shares to be issued in exchange for the Bayswater Shares and the Pathfinder Shares (including any Amalco Shares to be issued upon the exercise of the Amalco Options and Amalco Warrants), is a condition precedent to the Arrangement becoming effective. Bayswater and Pathfinder received the Exchange's conditional acceptance of the Arrangement on June 15, 2006. Final acceptance by the Exchange is conditional upon receipt of various documents and information, including evidence of requisite shareholder approvals, fairness opinions and court approval, all of which will be filed by Bayswater and Pathfinder in connection with the Bayswater Meeting and Pathfinder Meeting.

Conditions to the Arrangement

The respective obligations of Bayswater and Pathfinder to complete the transactions contemplated by the Arrangement Agreement are subject to a number of conditions which must be satisfied or waived in order for the Arrangement to become effective. There is no assurance that these conditions will be satisfied or waived on a timely basis. Notwithstanding the foregoing, the Arrangement Resolution authorizes each of the Board of Directors of Bayswater and Pathfinder, without further notice to or approval of the Bayswater Shareholders or Pathfinder Shareholders, subject to the terms of the Arrangement, to amend the Arrangement Agreement or to decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the BCBCA. Unless all of the conditions are satisfied or waived, the Arrangement will not proceed. The following is a summary of the significant conditions contained in the Arrangement Agreement.

(i) all required Court approvals for the Plan of Arrangement, including the Interim Order and the Final Order have been obtained in form and substance satisfactory to Bayswater and Pathfinder;

(ii) the Amalgamation Application and Final Order shall have been accepted for filing by and the Certificate of Amalgamation has been issued by the Registrar;

(iii) the Arrangement shall have been approved at the Pathfinder Meeting and the Bayswater Meeting;

(iv) all necessary regulatory requirements, consents, orders, negotiations and approvals, including regulatory and judicial approvals and orders necessary or desirable for the completion of the Arrangement, have been obtained or received, each in a form acceptable to both Bayswater and Pathfinder;

(v) the issue of the Amalco Shares pursuant to the Arrangement will have been approved by all necessary corporate action to permit such securities to be issued as fully paid and non-assessable and will be exempt from the registration requirements of the 1933 Act and the registration and prospectus requirements of applicable securities laws in each of the provinces of Canada in which there are Pathfinder Shareholders and Bayswater Shareholders;

(vi) the Amalco Shares will be able to be freely sold or otherwise disposed of in whole or in part by the holders of Amalco Shares at any time and from time to time following issuance without qualification by a prospectus or reliance on an exemption from prospectus filing requirements under applicable Canadian securities legislation subject to the restrictions on resale applicable to "control persons";

(vii) the respective authors of the Pacific International Fairness Opinion and the Glanville Fairness Opinion shall not have withdrawn such opinions;

(viii) dissent rights in respect of the Arrangement shall not have been exercised prior to the Effective Date by Pathfinder Shareholders or Bayswater Shareholders representing in the aggregate more than 5% of the total number of Pathfinder Shares or Bayswater Shares, as the case may be, outstanding at such time; and

(ix) Bayswater shall have received lock-up agreements from each of Richard Atkinson and Victor Tanaka for the purpose of voting in favour of the Arrangement, such agreements being in form and with content acceptable to Bayswater, acting reasonably. See *"The Arrangement – Lock-Up Agreements"*.

Shareholders are referred to the Arrangement Agreement, a copy of which has been filed on SEDAR, for a complete list of the conditions to the completion of the Arrangement.

Exchange of Bayswater and Pathfinder Securities

Following the Arrangement and as of the Effective Time, the holders of Pathfinder Shares and/or Pathfinder Options and holders of Bayswater Shares, Bayswater Warrants and Bayswater Options shall be deemed to be registered holders of Amalco Shares, Amalco Warrants and/or Amalco Options, in accordance with the Plan of Arrangement. Until surrendered, each certificate which immediately prior to the Effective Time represented Bayswater Shares and Pathfinder Shares will be deemed, at any time after the Effective Time, to represent only the right to receive upon such surrender the certificate representing Amalco Shares that the holder thereof has the right to receive in respect of the certificate pursuant to the Plan of Arrangement.

The holders of certificates deemed to represent Amalco Shares are required to surrender such certificates pursuant to the Pathfinder Letter of Transmittal or the Bayswater Letter of Transmittal, as applicable, and upon such surrender, will be entitled to receive certificates representing the number of Amalco Shares to which they are so entitled under the Plan of Arrangement. **The holders of certificates deemed to represent Amalco Warrants and Amalco Options are not required to surrender such certificates to Amalco until such time as they wish to exercise the Amalco Warrants and Amalco Options.**

The Bayswater Letter of Transmittal and Pathfinder Letter of Transmittal, which will be mailed to Bayswater and Pathfinder Shareholders following completion of the Arrangement, contain instructions as to the procedure required for holders of Bayswater Shares and Pathfinder Shares, respectively, to exchange their certificates representing Bayswater Shares and/or Pathfinder Shares for certificates representing Amalco Shares. **The remaining information in this section applies only to registered Bayswater Shareholders or Pathfinder Shareholders. Bayswater Shareholders or Pathfinder Shareholders whose Bayswater Shares or Pathfinder Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee holder to arrange for completion of the Bayswater Letter of Transmittal or Pathfinder Letter of Transmittal, as applicable.**

The Bayswater Letter of Transmittal and Pathfinder Letter of Transmittal set out the details for the surrender of the certificates representing the Bayswater Shares or the Pathfinder Shares, respectively, and the address of the Depository. Provided that a Bayswater Shareholder or Pathfinder Shareholder has delivered and surrendered to the Depository all certificates representing such securityholder's Bayswater Shares or Pathfinder Shares, together with a Bayswater Letter of Transmittal or Pathfinder Letter of Transmittal, as applicable, duly completed and executed in accordance with the instructions thereon or in an otherwise acceptable form and such other documents as may be required by the Depository, as soon as practicable following thereafter (following the Effective Date), the Depository will forward the certificates representing the Amalco Shares that a Shareholder is entitled to receive to such address or addresses as the Shareholder may direct in the applicable Letter of Transmittal, or in the absence of any direction, to the address of the Shareholder as shown on the register of Shareholders maintained by Bayswater or Pathfinder, as the case may be.

Certificates representing the Amalco Shares to which a former Bayswater Shareholder or Pathfinder Shareholder would otherwise have been entitled, will be held by the Depository for a maximum of six (6) years from the Effective Date. **If a former Bayswater or Pathfinder Shareholder fails to return the certificates representing the Bayswater Shares or Pathfinder Shares together with a duly completed Bayswater Letter of Transmittal or Pathfinder Letter of Transmittal, as applicable and such other required documents prior to six (6) years from the Effective Date, each such former certificate representing Bayswater Shares or Pathfinder Shares shall cease to represent a right or claim of any kind or nature and the right of such former holder of Bayswater Shares or Pathfinder Shares to receive certificates representing Amalco Shares.** The Amalco Shares issued to such former Bayswater and Pathfinder Shareholders under the Plan of Arrangement shall be deemed to be surrendered to Amalco, together with all dividends or distributions thereon declared or held for such holder.

No fractional Amalco Shares will be issued to Bayswater Shareholders or Pathfinder Shareholders and no rights to acquire fractional Amalco Shares will be granted to holders of Bayswater Warrants, Bayswater Options or Pathfinder Options. No cash will be paid in lieu of fractional shares. Any fractions resulting will be rounded down to the nearest whole number. The foregoing information is a summary only. For further details of procedures, see also "Section 3 – Certificates" of the Plan of Arrangement, which is attached as Schedule "B" hereto.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary fairly describes, as at the date hereof, the principal Canadian federal income tax consequences of the Arrangement to Bayswater Shareholders, Bayswater Optionholders and Bayswater Warrantholders ("Bayswater Securityholders") and Pathfinder Shareholders and Pathfinder Optionholders ("Pathfinder Securityholders") who hold their Bayswater Securities and Pathfinder Securities as capital property for purposes of the Tax Act, or, where Bayswater Options, Bayswater Warrants or Pathfinder Options are agreements to issue shares to employees of Bayswater or Pathfinder, as properties to which Section 7 of the Tax Act would apply to deem an employment benefit.

Generally, Bayswater Securities and Pathfinder Securities will be considered to be held as capital property by the particular Securityholder provided they are not held in the course of carrying on a business and were not acquired in one or more transactions considered to be an adventure in the nature of trade or, in the case of Bayswater Options, Bayswater Warrants or Pathfinder Options, they are not agreements to issue shares to employees of Bayswater or Pathfinder to which Section 7 of the Tax Act would apply to deem an employment benefit.

In circumstances where Bayswater Shares or Pathfinder Shares may not otherwise constitute capital property to a particular shareholder, such shareholder may be entitled to make an irrevocable election under Subsection 39(4) of the Tax Act such that the Bayswater Shares or Pathfinder Shares and all "Canadian securities" (as defined in the Tax Act) held by the shareholder will be treated as capital property. Subsection 39(5) of the Tax Act provides certain restrictions on the eligibility to make an election under Subsection 39(4) and should be reviewed by the particular holder with his or her own tax advisors.

This summary applies to both residents and non-residents of Canada. This summary is not applicable to a Bayswater Securityholder or Pathfinder Securityholder that is a "financial institution" or a "specified financial institution" as defined in the Tax Act. Any such Bayswater Securityholder or Pathfinder Securityholder should consult his or her own tax advisors with respect to the Arrangement.

This summary is based upon the provisions of the Tax Act, the regulations thereunder in force on the date hereof (the "Regulations"), all published proposals from the Government of Canada to enact specific amendments to the Tax Act or to the Regulations (the "Proposed Amendments") and the current published administrative practices of the Canada Revenue Agency ("CRA"). This summary does not otherwise take into account nor anticipate changes in the law, whether by legislative, regulatory or judicial action, including changes to the Tax Act, the Regulations or changes in the administrative practice of CRA. This summary is not exhaustive of all possible Canadian federal income tax considerations, and does not take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary provides general information only. It is not intended to be, nor should it be construed to be, legal or tax advice to any particular Bayswater Securityholder or Pathfinder Securityholder. Accordingly, Bayswater Securityholders and Pathfinder Securityholders are advised to consult their tax advisors to determine the tax consequences to them of the Arrangement in their own particular circumstances.

Bayswater Shareholders and Pathfinder Shareholders

Pursuant to the amalgamation of Bayswater and Pathfinder proceeding pursuant to the Arrangement each Bayswater Shareholder, other than a Dissenting Shareholder, will receive one Amalco Share for each Bayswater Share exchanged and each Pathfinder Shareholder, other than a Dissenting Shareholder, will receive 0.588 of an Amalco Share for each Pathfinder Share exchanged. No further consideration will be received by the Bayswater Shareholder or Pathfinder Shareholder for the disposition of the exchanged shares.

Each Bayswater Shareholder and each Pathfinder Shareholder who exchanges a Bayswater Share or a Pathfinder Share for one Amalco Share or 0.588 of an Amalco Share, respectively, will be deemed to have disposed of the Bayswater Share or Pathfinder Share for proceeds equal to the shareholder's adjusted cost base of the Bayswater Share or Pathfinder Share respectively and to have acquired the Amalco Share or 0.588 of an Amalco Share, respectively, at a cost equal to those proceeds. Where the Bayswater Share or Pathfinder Share is "taxable Canadian property" of the Bayswater Shareholder or Pathfinder Shareholder, the Amalco Share or 0.588 of an Amalco Share will be deemed to be "taxable Canadian property" of the shareholder.

Where a Bayswater Shareholder or Pathfinder Shareholder has acquired shares pursuant to an option granted in respect of his or her employment and has realized an employment benefit on the acquisition of the shares but has elected pursuant to Subsection 7(8) of the Tax Act to defer the taxation of the employment benefit realized until the shares are disposed of, the shareholder will be deemed not to have disposed or exchanged the particular Bayswater Shares or Pathfinder Shares for the purposes of the employment benefit rules in the Act and the provisions of the Tax Act permitting the deduction of one-half of the employee benefit included in income on the condition that the total value of the Amalco Shares received in exchange for the particular Bayswater Shares or Pathfinder Shares does not exceed the total value of those particular shares. While no assurance can be provided, the managements of Bayswater and Pathfinder are of the view the value of the Amalco Shares exchanged for the Bayswater Shares or Pathfinder Shares does not exceed the value of those shares as the applicable Conversion Ratio is predicated on the estimated current fair market values of Bayswater Shares, Pathfinder Shares and Amalco Shares. If the valuation condition is not satisfied, the particular Bayswater Shares or Pathfinder Shares will be considered to be disposed of for the purposes of the employment benefit rules referred to above and the deferred benefit will be

included in income. In the event the deferred employment benefit is included in income as a result of the exchange, Paragraph 110(1)(d) will entitle the holder to a deduction equal to 50% of the employment benefit if certain conditions, such as the fair market value of the particular share at the date of the grant of the Bayswater Option or Pathfinder Option cannot exceed the stipulated exercise price plus any amount paid to acquire the option, are satisfied.

Bayswater and Pathfinder have separately entered into flow-through share agreements with, and have issued shares to, certain Bayswater Shareholders or Pathfinder Shareholders pursuant to which qualifying Canadian exploration expenses are required to be incurred by the corporation and renounced to these shareholders in the full amount of the consideration paid by such shareholders for the flow-through shares. Canadian exploration expenses renounced to flow-through shareholders cease to be Canadian exploration expenses of the corporation and become Canadian exploration expenses of the flow-through shareholder. Pursuant to the flow-through share provisions of the Tax Act, the corporation has a period beginning on the date the agreement was made that ends 24 months after the end of the month that includes that day to incur qualifying Canadian exploration expenses to renounce to such flow-through shareholders.

On the amalgamation of Bayswater and Pathfinder pursuant to the Arrangement, the Tax Act provides for Amalco to renounce qualifying Canadian exploration expenses incurred by it after the amalgamation pursuant to the flow-through share agreements entered into by a predecessor corporation (i.e., Bayswater or Pathfinder) before the amalgamation if certain conditions prevail.

As Bayswater and Pathfinder are both principal business corporations, the particular corporation entered into a flow-through share agreement with the flow-through shareholder for consideration given to that corporation by such shareholder, the corporation has issued a flow-through share to that person and on amalgamation Amalco will issue a new Amalco Share to that person with substantially the same terms and conditions as the flow-through share issued by the corporation, for purposes of the flow-through renunciation provisions of the Tax Act as they apply to Amalco, the Bayswater or Pathfinder flow-through Shareholder is deemed to have paid the flow-through share consideration to Amalco, the new Amalco Share issued to the Bayswater or Pathfinder flow-through Shareholder is deemed to be an Amalco flow-through share and Amalco is deemed to be the same corporation as, and a continuation of, the predecessor corporation.

Bayswater Options and Pathfinder Options

Each Bayswater Optionholder will exchange the Bayswater Option for an Amalco Option entitling the holder to acquire that number of Amalco Shares that is equal to the number of Bayswater Shares, which the Bayswater Optionholder was entitled to acquire at an exercise price equal to the exercise price of the applicable Bayswater Option. Each Pathfinder Optionholder will exchange the Pathfinder Option for an Amalco Option entitling the holder to acquire that number of Amalco Shares that is equal to 0.588 of the number of the Pathfinder Shares, which the Pathfinder Optionholder was entitled to acquire at an exercise price equal to approximately 1.70 times the exercise price of the applicable Pathfinder Option and each Amalco Option will entitle the holder to acquire one Amalco share on exercise thereof. All other terms and conditions of the Amalco Options will be unchanged from those applicable to the Bayswater Option and Pathfinder Option, respectively. No further consideration will be received by the Bayswater Optionholders or Pathfinder Optionholders for the disposition of the exchanged options.

Where the Bayswater Option or Pathfinder Option is capital property to the optionholder, the optionholder will be deemed to have disposed of the Bayswater Option or Pathfinder Option respectively for proceeds equal to the optionholder's adjusted cost base for the Bayswater Option or Pathfinder Option and to have acquired the Amalco Option at a cost equal to those proceeds.

Where the option was issued by Bayswater or Pathfinder to an individual in connection with his or her employment, such option is not capital property and the tax consequences relating to such options are set out in Section 7 of the Tax Act. Provided that the amount by which the fair market value of the Amalco Shares which can be acquired on exercise of the Amalco Option immediately after the exchange exceeds the holder's aggregate Amalco Option exercise price (after taking into account the adjustment to the exercise price per share for the Amalco Options received in exchange for Pathfinder Options) does not exceed the amount by which the fair market

value of the Bayswater Shares or Pathfinder Shares which can be acquired on exercise of the particular option immediately prior to the exchange exceeds the aggregate exercise price under the particular option, the employee Bayswater Optionholder or employee Pathfinder Optionholder is deemed not to have disposed of his or her Bayswater or Pathfinder Option, and not to have acquired the Amalco Option, the Amalco Option is deemed to be the same as, and a continuation of, the exchanged Bayswater Option or Pathfinder Option, and Amalco is deemed to be the same as, and a continuation of, Bayswater and Pathfinder for the purposes of Section 7 of the Tax Act. While no assurance can be provided, the managements of Bayswater and Pathfinder are of the view the value of the Bayswater Option or Pathfinder Option surrendered to acquire the Amalco Option is equal to the value of the Amalco Option or 0.588 of the Amalco Option respectively as the applicable Conversion Ratio and the applicable exercise price under the Amalco Options are predicated on the estimated current fair market values of Bayswater Shares, Pathfinder Shares and Amalco Shares. If this is the case, no disposition should arise. In the event that the value of the Amalco Option or 0.588 of the Amalco Option exceeds the value of the respective Bayswater Option or Pathfinder Option, a benefit equal to the amount of the excess would be included in income from employment pursuant to Section 7 of the Tax Act.

The provisions of the Tax Act permitting the deduction of one-half of the employee benefit included in employment income on exercise of the option which would have been available on exercise of the Bayswater Option or Pathfinder Option, if the other conditions provided in Paragraph 110(1)(d) of the Tax Act are satisfied, will continue to apply to the Amalco Option if at the time of the exchange of the Bayswater Option or Pathfinder Option for the Amalco Option or 0.588 Amalco Option respectively, the aggregate exercise price to acquire Amalco Shares under the Amalco Option (after taking into account the adjustment to the exercise price per share for the Amalco Options received in exchange for Pathfinder Options) is not less than the aggregate exercise price to acquire shares under the Bayswater Option or Pathfinder Option .

If a person owns a Bayswater Option, Bayswater Warrant or Pathfinder Option that was granted by virtue of the employment of another individual employee, that employee and the optionholder should consult their own tax advisors to determine the particular tax consequences to them in their circumstances.

Bayswater Warrantholders

The tax consequences to a Bayswater Warrantholder would be identical to those applicable to a Bayswater Optionholder, as described above.

Non-Resident Securityholders

Although they will not recognize a gain or loss on the exchange of a Bayswater Security or Pathfinder Security for an Amalco Security, a Bayswater Securityholder or Pathfinder Securityholder who holds a security as capital property, nevertheless is deemed to have disposed of the exchanged properties and if the property is "taxable Canadian property" to a non-resident shareholder a notification, certification and withholding regime is imposed by Section 116 of the Tax Act unless the property is an "excluded property". A share, option, or warrant of a corporation resident in Canada which has a class of shares listed for trading on a prescribed Canadian or foreign stock exchange will only be "taxable Canadian property" to a non-resident shareholder if at anytime during the 60 months immediately preceding the disposition the non-resident person, persons with whom the non-resident person was not dealing at arm's length or such persons together owned not less than 25% of the issued shares of any class of the capital stock of the corporation.

A non-resident person to whom the share, option or warrant is "taxable Canadian property" is not subject to these notification, certification withholding provisions as a share, option or warrant of a corporation which has a class of share listed for trading on a Canadian or foreign stock exchange is excluded from those provisions. As Bayswater and Pathfinder both have a class of shares listed on the TSX Venture Exchange, the notification, certification and withholding requirements imposed by Section 116 of the Tax Act would not apply to the disposition of Bayswater or Pathfinder Shares, Options or Warrants by non-residents of Canada on the amalgamation of Bayswater and Pathfinder.

A disposition of property by a non-resident shareholder to whom the property is not "taxable Canadian property" is not subject to the provisions of Section 116 of the Tax Act. Therefore, a disposition of a Bayswater

Security or a Pathfinder Security by a non-resident person to whom the property is not "taxable Canadian property" would not be subject to those provisions.

The taxation of a non-resident shareholder who is a Dissenting Shareholder is discussed under the following heading.

Bayswater and Pathfinder Shareholders Dissenting to Arrangement

A Dissenting Shareholder who validly exercises a right of dissent in respect of the Arrangement who is entitled to receive payment from Bayswater or Pathfinder prior to the amalgamation equal to the fair market value of his or her Bayswater Shares or Pathfinder Shares will, on payment thereof, be deemed to have received a dividend equal to the amount by which such payment (other than interest awarded by a court) exceeds the paid-up capital of his or her Bayswater Shares or Pathfinder Shares. If the Dissenting Shareholder is a corporation such deemed dividend may, in certain circumstances, be recharacterized as proceeds of disposition of the Bayswater Shares or Pathfinder Shares. In addition, the Dissenting Shareholder will recognize a capital gain (or capital loss) to the extent the proceeds received (less any deemed dividend and amounts which represent interest, exceed (or are exceeded by) the aggregate of the holder's adjusted cost base of such shares and any reasonable costs of disposition. This applies to a Dissenting Shareholder who is resident in Canada or is a non-resident of Canada.

A Dissenting Shareholder resident in Canada who realizes a capital gain on disposition of his or her Bayswater or Pathfinder Shares must include one-half of the realized gain as a taxable capital gain in computing income in the shareholder's taxation year in which the disposition takes place and can deduct one-half of any capital loss from a taxable capital gain realized in that taxation year. Any undeducted balance of one-half of a capital loss may be deducted against taxable capital gains realized in any of the three immediately preceding taxation years, or any subsequent year, to the extent and under the circumstances described in the Tax Act. Notwithstanding the foregoing, 80% of any recognized capital gain (as opposed to one-half) will be included in computing an individual Bayswater or Pathfinder Dissenting Shareholder's "adjusted taxable income" for purposes of determining liability, if any, for alternative minimum tax. A Dissenting Shareholder which is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional 6 ⅔% refundable tax on certain investment income including a taxable capital gain.

Where a Dissenting Shareholder is a non-resident of Canada, the amount of any deemed dividend (as described above under this heading) would be subject to Canadian withholding tax at the rate of 25%, or at a reduced rate as provided by an applicable bilateral tax treaty. Additionally, a non-resident shareholder to whom the Bayswater Shares or the Pathfinder Shares are "taxable Canadian property" will generally be taxable in the same manner as a shareholder resident in Canada in respect of such capital gain or capital loss unless the non-resident shareholder is entitled to relief under an applicable bilateral income tax treaty. "Taxable Canadian property" in the context of shares, options and warrants of a corporation is discussed under the heading "Non-Resident Securityholders" above. A capital loss realized by such non-resident shareholder would only be available to offset capital gains realized by the non-resident shareholder in respect of a disposition or deemed disposition of property that constitutes taxable Canadian property to the non-resident shareholder and only where the Bayswater or Pathfinder Shares do not constitute "treaty-protected property" (as defined in the Tax Act) to the non-resident shareholder.

Any capital loss arising on the exercise of dissent rights by a corporation which is a holder of Bayswater or Pathfinder Shares will be reduced by the amount of dividends received on the subject shares that were deductible by a corporate Bayswater or Pathfinder Shareholder in computing its taxable income. A Bayswater or Pathfinder Shareholder that is a corporation which (together with persons with whom it did not deal at arm's length) held 5% or less of the shares of any class of the capital stock of Bayswater or Pathfinder and the shares (on which the dividend was received) are held throughout the 365-day period that ended immediately before the disposition is not required to reduce any capital loss realized in this manner. Similar rules reducing a capital loss apply in the case of a Bayswater or Pathfinder Shareholder that is a corporation which is a member of a partnership or a beneficiary of a trust that owns such shares.

Interest awarded by a Court to a Dissenting Shareholder will be included in the Dissenting Shareholder's income for tax purposes. Where such Dissenting Shareholder is a resident of Canada, such inclusion will generally

occur in the Dissenting Shareholder's taxation year in which the interest award is made. Where such Dissenting Shareholder is a non-resident of Canada such interest would be subject to Canadian withholding tax at the rate of 25%, or at a reduced rate as provided by an applicable bilateral tax treaty.

RIGHTS OF DISSENT

As indicated in the Pathfinder Notice of Meeting and Bayswater Notice of Meeting, and as provided in the Plan of Arrangement, any holder of Bayswater Shares or Pathfinder Shares is entitled to be paid the fair value of such shares in accordance with the Dissent Right in the Plan of Arrangement and the provisions of Sections 237-247 of the BCBCA if the shareholder duly dissents to the Arrangement Resolution and the Arrangement becomes effective. A holder of Bayswater Shares or Pathfinder Shares who dissents to the Arrangement Resolution and is paid the fair value of such shares will not be entitled to receive any Amalco Shares. The fair value of such holder's Bayswater Shares or Pathfinder Shares will be determined as of the close of business on the business day before the adoption of the Arrangement Resolution. The payment for such fair value of the shares shall be made by Bayswater or Pathfinder, as the case may be.

The statutory provisions dealing with the right of dissent are technical and complex. Any shareholders who wish to exercise their right of dissent should seek independent legal advice, as failure to comply strictly with the provisions of Sections 237-247 of the BCBCA and the Plan of Arrangement may prejudice their right of dissent.

Bayswater Shareholders or Pathfinder Shareholders registered as such on the Record Date of the Bayswater Meeting and Pathfinder Meeting may exercise rights of dissent pursuant to and in the manner set forth in Sections 237-247 of the BCBCA, the Plan of Arrangement and the Interim Order, provided that the notice of dissent duly executed by such Bayswater Shareholder or Pathfinder Shareholder is received by Bayswater or Pathfinder two business days in advance of the date of the Bayswater Meeting or Pathfinder Meeting, respectively. Dissenting Shareholders are ultimately entitled to be paid fair value for their Dissenting Shares and shall be deemed to have transferred their Dissenting Shares to Bayswater or Pathfinder, as the case may be for cancellation immediately at the Effective Time and in no case shall Bayswater or Pathfinder, as the case may be, be required to recognize such Persons as holding Bayswater Shares or Pathfinder Shares after the Effective Time.

A vote against the Arrangement Resolution, an abstention from voting in respect of the Arrangement Resolution, or the execution or exercise of a Proxy to vote against the Arrangement Resolution does not constitute a notice of dissent, but a Bayswater Shareholder or Pathfinder Shareholder need not vote against the Arrangement Resolution in order to dissent. However, a Bayswater Shareholder or Pathfinder Shareholder who consents to or votes in favour of the Arrangement Resolution, other than as a proxy for a Bayswater Shareholder or Pathfinder Shareholder whose Proxy required an affirmative vote, or otherwise acts inconsistently with the dissent, will cease to be entitled to exercise any Dissent Rights.

Bayswater Shareholders or Pathfinder Shareholders who do not duly exercise their Dissent Right are not entitled to be paid fair value for their Dissenting Shares, shall be deemed to have participated in the Arrangement on the same basis as a Bayswater Shareholder or Pathfinder Shareholder who is not a Dissenting Shareholder and shall receive Amalco Shares on the same basis as every other Bayswater Shareholder or Pathfinder Shareholder.

Pursuant to the terms of the Arrangement Agreement, the obligation of Bayswater and Pathfinder to complete the Arrangement is subject to Bayswater and Pathfinder not having received notices of dissent in respect of more than 5% of the number of Bayswater Shares or Pathfinder Shares, as the case may be, which are issued as at the Effective Date which requirement may be waived by either company. Should Bayswater and Pathfinder not complete the Arrangement, whether as a result of the failure of the Bayswater Shareholders or Pathfinder Shareholders to approve the Arrangement Resolution or Bayswater or Pathfinder receiving Dissent Notices in excess of 5% of the number of Bayswater Shares or Pathfinder Shares which are issued as at the Effective Date, Dissenting Shareholders will not be entitled to receive fair value for their Bayswater Shares or Pathfinder Shares.

Prior to the Arrangement becoming effective, Bayswater and Pathfinder will send a notice of intention to act to each Dissenting Shareholder stating that the Arrangement Resolution has been passed and informing the Dissenting Shareholder of their intention to act on such Arrangement Resolution. A notice of intention need not be

sent to any Bayswater Shareholder or Pathfinder Shareholder who voted in favour of the Arrangement Resolution or who has withdrawn his notice of dissent. Within one month of the date of the notice given by Bayswater or Pathfinder of their intention to act, the Dissenting Shareholder is required to send written notice to Bayswater or Pathfinder, as the case may be, that he requires Bayswater or Pathfinder, as the case may be to purchase all of his Bayswater Shares or Pathfinder Shares, as the case may be, and at the same time to deliver certificates representing those Bayswater Shares or Pathfinder Shares to Bayswater or Pathfinder. Upon such delivery, a Dissenting Shareholder will be bound to sell and Bayswater or Pathfinder (through Amalco) will be bound to purchase the Bayswater Shares or Pathfinder Shares subject to the demand for a payment equal to their fair value as of the day before the day on which the Arrangement Resolution was passed by the Bayswater Shareholders or Pathfinder Shareholders, excluding any appreciation or depreciation in anticipation of the vote (unless such exclusion would be inequitable). Every Dissenting Shareholder of each company who has delivered a demand for payment must be paid the same price as the other Dissenting Shareholders of that company.

A Dissenting Shareholder who has sent a demand for payment, or Bayswater or Pathfinder, may apply to the Court which may: (a) require the Dissenting Shareholder to sell and Bayswater or Pathfinder, as the case may be, to purchase the Bayswater Shares or Pathfinder Shares in respect of which a notice of dissent has been validly given; (b) set the price and terms of the purchase and sale, or order that the price and terms be established by arbitration, in either case having due regard for the rights of creditors; (c) join in the application of any other Dissenting Shareholder who has delivered a demand for payment; and (d) make consequential orders and give such directions as it considers appropriate. No Dissenting Shareholder who has delivered a demand for payment may vote or exercise or assert any rights of a Bayswater Shareholder or Pathfinder Shareholder in respect of the Bayswater Shares or Pathfinder Shares for which a demand for payment has been given, other than the rights to receive payment for those Bayswater Shares or Pathfinder Shares. Until a Dissenting Shareholder who has delivered a demand for payment is paid in full, that Dissenting Shareholder may exercise and assert all the rights of a creditor of Bayswater or Pathfinder, as the case may be. No Dissenting Shareholder may withdraw his demand for payment unless Bayswater or Pathfinder, as the case may be, consents.

Once the Arrangement becomes effective, none of the resulting changes to Bayswater or Pathfinder will affect the rights of the Dissenting Shareholders or Bayswater or Pathfinder or the price to be paid for the Dissenting Shareholder's Bayswater Shares or Pathfinder Shares. If the Court determines that a person is not a Dissenting Shareholder or is not otherwise entitled to dissent, the Court, without prejudice to any acts or proceedings that Bayswater or Pathfinder or the Bayswater Shareholders or Pathfinder Shareholders may have taken during the intervening period, may make the order it considers appropriate to remove the restrictions on the Dissenting Shareholder from dealing with his Bayswater Shares or Pathfinder Shares.

Strict adherence to the procedures set forth above will be required and failure to do so may result in the loss of all Dissent Rights. Accordingly, each Bayswater Shareholder or Pathfinder Shareholder who might desire to exercise Dissent Rights should carefully consider and fully comply with the provisions set forth above and below and consult his or her legal advisor.

In addition to Dissent Rights, under the BCBCA, a Bayswater Shareholder or Pathfinder Shareholder or a non-registered Bayswater Shareholder or Pathfinder Shareholder has the right to apply to Court on the grounds that some act of Bayswater or Pathfinder has been done, or is threatened, or that some resolution of the Bayswater Shareholders or Pathfinder Shareholders has been passed or is proposed that is unfair or prejudicial to one or more of the Bayswater Shareholders or Pathfinder Shareholders, including the applicant. On such an application, the Court may make such order as it sees appropriate including an order to prohibit any act proposed by Bayswater or Pathfinder or to cancel or vary any transaction or resolution.

Sections 237-247 of the BCBCA

The following is a brief summary of the provisions of Sections 237-247 of the BCBCA. A Bayswater or Pathfinder Dissenting Shareholder who duly gives notice of dissent to the Arrangement may require Bayswater or Pathfinder, if the Arrangement becomes effective, to purchase all of the Bayswater Shares or Pathfinder Shares held by such shareholder at the fair value of such Bayswater Shares or Pathfinder Shares as of the day before the date on which the special resolution was passed. A Bayswater Shareholder or Pathfinder Shareholder may give notice of dissent in respect of the Arrangement by registered mail addressed to Bayswater or Pathfinder at the addresses for

Dissent Notices noted below. **The notice of dissent must be received at the appropriate office of Bayswater or Pathfinder, as specified below, at least 2 business days before the Meeting.** As a result of giving notice of dissent such Bayswater or Pathfinder Shareholder may, on receiving a notice of intention to act under Sections 237-247 of the BCBCA, require Bayswater or Pathfinder to purchase all the Bayswater Shares or Pathfinder Shares of such shareholder in respect of which the notice of dissent was given. The text of Sections 237-247 of the BCBCA is set out in Schedule "A" to this Circular. **Reference should also be made to the Plan of Arrangement attached as Schedule "B" and in particular Section 4 thereof.**

Address for Dissent Notices

All Dissent Notices to Bayswater, in accordance with the provisions of the Plan of Arrangement, should be addressed to Bayswater at its registered office at Suite 2080-777 Hornby Street, Vancouver, British Columbia V6Z 1S4, Attention: S. Paul Simpson.

All Dissent Notices to Pathfinder, in accordance with the provisions of the Plan of Arrangement, should be addressed to Pathfinder at the offices of its legal counsel, DuMoulin Black, 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5, Attention: J. Douglas Seppala.

Strict Compliance with Dissent Provisions Required

The foregoing summary does not purport to be a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of such shareholder's Bayswater Shares or Pathfinder Shares, and is qualified in its entirety by reference to the Interim Order and Sections 237-247 of the BCBCA, the full texts of which are attached to this Circular as Schedule "C" and Schedule "A" and the Plan of Arrangement, attached as Schedule "B" and which is a schedule to the Arrangement Agreement filed as a material document on SEDAR at www.sedar.com. The Dissent Rights in the Plan of Arrangement and the provisions of sections 237-247 of the BCBCA require strict adherence to the procedures established therein and failure to do so may result in the loss of Dissent Rights. Accordingly, each Bayswater Shareholder or Pathfinder Shareholder who might desire to exercise Dissent Rights should carefully consider and comply with the provisions of those sections and should consult a legal advisor.

The Arrangement Agreement provides, as a condition to the obligations to complete the Arrangement that neither holders of more than 5% of the issued and outstanding Pathfinder Shares shall have exercised rights of dissent in connection with the Arrangement nor holders of more than 5% of the issued and outstanding Bayswater Shares shall have exercised rights of dissent in connection with the Arrangement.

INFORMATION CONCERNING BAYSWATER

The following information reflects the current business, financial and share capital position of Bayswater. See "Information Concerning the Resulting Issuer" for pro forma business, financial and share capital information following the conclusion of the Arrangement.

Corporate Structure

Bayswater was incorporated under the BCBCA on June 26, 1979 as Dalmatian Resources Ltd. On February 18, 2002, Bayswater changed its name from Dalmatian Resources Ltd. to Enwest Ventures Corp. On February 25, 2003, Bayswater changed its name from Enwest Ventures Corp. to Bayswater Ventures Corp. On November 29, 2004, the board of directors of Bayswater approved the transition of Bayswater as required pursuant to the BCBCA, and Bayswater filed a transition application containing a Notice of Articles which replaced Bayswater's Memorandum. On February 10, 2006, Bayswater filed a Notice of Alteration with the Registrar of Companies (British Columbia) altering its Notice of Articles to increase its authorized capital from 100,000,000 common shares to an unlimited number of common shares, to adopt a new set of Articles and remove the pre-existing company provisions (as defined in the BCBCA).

Bayswater is a reporting issuer in the Provinces of British Columbia and Alberta, and its common shares are listed for trading on the TSX Venture Exchange. The head office of Bayswater is located at 202-837 West Hastings Street, Vancouver, British Columbia, V6C 3N6 and the registered and records office of Bayswater is located at Suite 2080-777 Hornby Street, Vancouver, British Columbia, V6Z 1S4.

Bayswater currently has one subsidiary, Tuscany Minerals S.r.l., a wholly owned Italian holding company, but is also in the process of completing the transfer of all of the issued and outstanding shares of Jadebay Ltd., a private Irish company which holds the Avoca Project, which company shall become a wholly owned subsidiary of Bayswater. See *"Information Concerning Bayswater – General Development of the Business – Ireland"*.

General Development of the Business

Bayswater is principally engaged in the identification, acquisition and exploration for mineral resource properties. Bayswater has recently entered into a series of property agreements for exploration of uranium in Labrador and Thelon Basin, Nunavut and Northwest Territories, Canada and in Niger, West Africa; for gold in Niger, West Africa; and for base metals in southern Ireland. In addition, Bayswater has entered into a joint venture arrangement with Strongbow Exploration Inc. ("Strongbow") that is designed to identify, acquire and explore uranium properties in Canada.

To date Bayswater has optioned and acquired by staking an aggregate 16,012 claims (4,003 sq km) in the Labrador Central Mineral Belt uranium district. These claims cover extensive lake sediment uranium anomalies and favourable geologic settings for IOCG-Olympic Dam type deposits and for granite hosted- Rossing type deposits. Bayswater is by far the largest land holder in this important uranium district which is currently undergoing extensive exploration by competitor companies for IOCG type deposits including drilling by Aurora Energy Resources Inc. (formerly Fronteer-Altius) on the Michelin deposit and other prospects in the eastern portion of the district and drilling by Crosshair on the Moran Lake deposit and other prospects in the western portion of the district. Other companies active in the district include Silver Spruce Resources Inc. and Santoy Resources Ltd. To date, Bayswater is nearing completion of a compilation of all previous work on its claims. Previous work was carried out in the late 1950 s to 1970 s primarily by Brinex, Metallgesellschaft and Canico on limited portions of our claims and later in 1993 extensive lake sediment sampling was carried out by the Geological Survey of Canada that covered all the region. Bayswater's claims cover extensive lake sediment uranium anomalies generated from the government survey. A compilation of all this information has identified numerous highly favourable follow-up targets for Olympic Dam and Rossing type deposits within our claims. A helicopter-borne radiometric and magnetic survey of all of Bayswater's Claims by Fugro Airborne Surveys has recently commenced. Follow-up prospecting of above targets as well as airborne radiometric anomalies also commenced as of July 1, 2006 with the goal of identifying mineralized zones warranting drill testing this fall and winter of 2006/2007.

Bayswater has applied directly and indirectly for four uranium concessions in Niger, West Africa. These concessions comprise 7824 sq km in favourable structural and stratigraphic settings in the region of sandstone type uranium deposits many of which are currently producing in Niger. The president of Bayswater, George Leary, recently visited Niger and examined several deposits including one operating underground mine. The government of Niger has informally notified Bayswater that these concessions should be granted this summer.

Bayswater has also applied for two gold concessions in Niger, West Africa. One is characterized by an extensive soil and termite mound gold geochemical anomaly that warrants further evaluation. The second concession is characterized by extensive regional stream sediment gold anomalies that have never been followed up. Bayswater anticipates that these concessions will be granted this summer.

Also, the recent joint venture agreement with Strongbow will provide Bayswater access to uranium opportunities in Canada through the knowledge, skill and excellent contacts, particularly in northern Canada, of the Strongbow management group. Strongbow's chairman, D. Grenville Thomas, has been involved in the discovery of a number of mineral deposits in northern Canada, including the Diavik Diamond Mine in the Northwest Territories. Also, Robert Campbell, who conducts Strongbow's uranium exploration activities, has 18 years of uranium experience in Canada. A program of identifying prospective areas for uranium mineralization has commenced and property acquisition is underway under the joint venture. To date, pursuant to the joint venture, several uranium unconformity type targets have been acquired in the Thelon Basin, Nunavut and Northwest Territories. Thelon Basin

is analogous geologically to the Athabasca Basin, Saskatchewan that hosts numerous high grade unconformity type deposits. Acquired targets include ten prospecting permits, totaling 330,794 acres in the North Thelon Basin and two claim blocks comprising 164,652 acres in the South Thelon Basin. A compilation of previous work covering these claims is being completed. Airborne radiometric and magnetic surveying is planned for a portion of this ground this summer.

In addition, Bayswater has recently optioned a 100% interest in two further claim blocks totaling 106,856 acres in South Thelon Basin. A compilation of previous work is planned for these claims prior to field work.

In January, 2006 Bayswater entered into an agreement to purchase the Avoca Mine in southeastern Ireland. The property has had significant open pit and near surface underground mining of copper resources from stratiform deposits. Significant gold and silver values occur in the deposit. The deposit is zoned laterally with high grade zinc and lead zones off the flanks of the deposit that require further delineation to define resources. In addition, the deposit offers potential for discovery of a much larger, blind base metal deposit at depth beneath the known deposit. The deposit has many similarities to the Bathhurst and Buchans type deposits in eastern Canada that correlate with this region of Ireland. A deep penetrating, high power gradient array, induced polarization survey is currently underway on the project. The primary goal of this survey is to evaluate the potential at depth for deep, blind deposits of the large Bathhurst and Buchans type deposits. A secondary goal is to evaluate the near surface extension of high grade zinc-lead zones in order to identify drill targets for potentially expanding the announced resource base of the property.

Bayswater's exploration activities are conducted under the supervision of George M. Leary, M.Sc. P. Eng. (BC), a "Qualified Person" under NI 43-101. Strongbow's uranium exploration activities pursuant to the Canadian Uranium joint venture agreement with Bayswater are conducted under the supervision of Robert Campbell, P.Geo. (BC), a "Qualified Person" under NI 43-101, who is also a member of Bayswater's advisory board.

Central Mineral Belt, Newfoundland

On November 29, 2005 Bayswater announced it had entered into a letter agreement dated November 17, 2005 with Longview to acquire a 100% interest in 13 claim blocks in the Central Mineral Belt of Labrador covering rock units and structures favourable for uranium in the Moran Lake-Michelin uranium district. The claim blocks comprise a total of 2357 claims (589 square kilometres (km) or 58,925 hectares) in two large contiguous blocks and three small claim blocks. Pursuant to the Longview letter agreement, Bayswater has two years to earn a 100% interest in each of the 13 claim blocks by making staged cash payments to Longview of $120,000 per each of the 10 larger claim blocks, each of which comprises 150 to 256 claims, over the two year period commencing upon approval of the transaction by the Exchange. Under the letter agreement, $210,000 plus 100,000 common shares shall also be paid to Longview upon receipt of Exchange approval to the acquisition. A net smelter royalty ("NSR") of 2% will be payable on each of the claim blocks retained. Bayswater has the right to purchase ½ of the NSR (1%) at any time for $1,500,000. Longview is a Tier 2 investment issuer on the Exchange, and holds 6,137,400 Bayswater Shares, representing 18.03% of the issued and outstanding Bayswater Shares. The Chairman, CEO and principal shareholder of Longview is Damien Reynolds, who is also a director and Chairman of Bayswater. As a result of Longview being a non-arm's lenth party to Bayswater at the time of entering into the agreement, the November 17, 2005 letter agreement was approved by the Bayswater Shareholders, with Longview abstaining from voting, at Bayswater's January 6, 2006 special meeting of shareholders and has received the approval of the Exchange.

On December 7, 2005 Bayswater announced it had acquired under the terms of a staking agreement dated November 29, 2005, an additional 1,024 claims in the Central Mineral Belt of Labrador in two separate blocks. A NSR of 2% will be payable on each of the claim blocks. Bayswater has the right to purchase ½ of the NSR (1%) at any time for $1,500,000. A staking fee of 50,000 shares was also paid to the staker.

On January 16, 2006, Bayswater announced it had staked an additional 9,984 claims in two separate blocks in the uranium district of the Central Mineral Belt of Labrador. A NSR of 1% will be payable on each of the claim blocks. Bayswater has the right to purchase all of the NSR (1%) at any time for $2,000,000. The cost of staking was approximately $599,000. A staking fee of $10,000 and 180,000 Bayswater Shares was also paid to the staker.

On March 6, 2006, Bayswater announced a radiometric and magnetic airborne survey contract had been awarded to Fugro Airborne Surveys Corp. to cover all of its 3341 sq km Labrador uranium land holdings.

On April 12, 2006, Bayswater announced it staked an additional 2480 add-on claims and purchased another 10 add-on claims from a third party in the Central Mineral Belt uranium district, Labrador. The staked and purchased add-on claims are 100% owned by Bayswater and now bring Bayswater's land holding in this important uranium district to a total of 15,855 claims or 3,963 sq km. Bayswater is by far the largest land holder in the district with a land position of more than three times the size of any other active company in the area. A NSR of 1% will be payable on the staked add-on claims. Bayswater has the right to purchase all of the NSR (1%) at any time for $2,000,000. The cost of staking the additional claims was approximately $150,000. A cash staking fee of $19,400 was paid to the staker pursuant to acquiring the staked add-on claims. A NSR of 2% will be payable on the purchased claims. Bayswater has the right to purchase ½ of the NSR (1%) on the purchased claims at any time for $1,500,000.

On the same day, Bayswater also announced that it had terminated its option with Terra Nova Gold Corp. on the South Quinn Lake gold property, Newfoundland. This project, although offering further exploration potential for narrow high grade gold veins, is considered too high risk to warrant further exploration by Bayswater.

On May 17, 2006, Bayswater provided preliminary results from its on-going compilation of published and assessment data on its properties in the Labrador Central Mineral Belt uranium district. On June 30, 2006, Bayswater announced that Fugro Airborne Surveys Corp. had commenced radiometric and magnetic survey on Bayswater's properties in the Central Mineral Belt, Labrador. Two helicopter-borne geophysical systems are being utilized to survey Bayswater's entire landholdings in the Central Mineral Belt at line spacings varying from 100 m to 200 m. Bayswater anticipates to complete a total of 35,000 to 38,000 line km of surveying. The cost of this survey is equivalent to or less than that of the previously announced combined helicopter and fixed wing survey and will generate overall higher quality data.

In addition, Bayswater announced that it had commenced mobilization of its prospecting crew that will initially follow-up numerous geochemical, geophysical and geological targets generated from Bayswater's ongoing compilation of previous government and assessment file data. Mobilization of the crew will be completed and follow-up work will commence on July 2, 2006. Follow-up prospecting of radiometric anomalies generated from the above airborne survey will commence once initial data becomes available.

Commensurate with the above noted start-up of the Labrador Uranium Project, Bayswater has received all required regulatory permits to conduct the above exploration program, including permits from the Government of Newfoundland and Labrador and from the Nunatsiavut Government with respect to lands subject to a land settlement agreement between the two governments.

Niger

On November 21, 2005 Bayswater announced that it had entered into a letter agreement dated November 17, 2005 with Longview Strategies Incorporated ("Longview") to acquire a 100% interest in four resource concessions located in Niger, West Africa. The concessions are comprised of two uranium and two gold concessions respectively totaling 3989 square kilometres and 2700 square kilometres in favourable geologic settings for the occurrence of major deposits. Pursuant to the Niger letter agreement, Longview has made application to the Ministry of Mines and Energy of the Republic of Niger to acquire exploration and exploitation rights to the four concessions. Upon granting of the concessions Bayswater is to incur certain annual expenditures on the concessions in order to maintain them in good standing. Under the terms of the agreement with Longview, Bayswater has an option over two years from the date of granting of the concessions by Niger and approval of the transaction by the Exchange to earn a 100% interest in each concession by making staged cash payments of an aggregate of $210,000 per concession and issuing to Longview an aggregate of 550,000 common shares in staged issuances. Additionally, under the Niger letter agreement, $200,000 shall be paid and 250,000 shares issued to Longview by Bayswater upon receipt of Exchange approval. Certain costs of Longview prior to such approval are to be advanced by Bayswater as part of the above initial $200,000 payment. The November 17, 2005 letter agreement was approved by the Bayswater Shareholders, with Longview abstaining from voting, at Bayswater's January 6, 2006 special meeting of shareholders. The agreement remains subject to Exchange approval.

Bayswater entered into a letter agreement dated November 24, 2005 with Claude Jobin to acquire a 100% interest in two additional resource concessions located in Niger, West Africa. The acquisition is comprised of two uranium concessions totaling 1935 square kms in favourable geologic settings for the occurrence of major deposits. Granting of concessions is anticipated to occur in the third or fourth quarter of 2006. Pursuant to the letter agreement, Bayswater has made application to the Ministry of Mines and Energy of the Republic of Niger to acquire exploration and exploitation rights to the two concessions. Upon granting of the concessions Bayswater is to incur certain annual expenditures on the concessions in order to maintain them in good standing. Under the terms of the agreement with Claude Jobin, Bayswater is to acquire the concessions by making staged cash payments and share issuances to Mr. Jobin of an aggregate of $10,750 per concession payable in cash and $10,000 per concession payable through the issuance of common shares of Bayswater. Also, Bayswater is to issue an additional 10,000 shares per concession still held by Bayswater at the end of 12 months following the date of each concession grant.

Thelon Basin, Nunavut and NWT

On January 23, 2006, Bayswater and Strongbow entered into a joint venture arrangement designed to identify, acquire and explore uranium properties in Canada. Bayswater will be the operator of the joint venture and, over the first five years of the agreement, shall contribute funding of up to $500,000 for the acquisition of prospective Canadian uranium properties identified by Strongbow. Strongbow and Bayswater shall each retain a 50% working interest in each acquired property, subject to the right of Strongbow to select up to three joint venture properties for which Bayswater must fund the first $600,000 in exploration expenditures on each property. Under the terms of the joint venture arrangement, Strongbow must offer all Canadian uranium opportunities that it identifies to Bayswater for inclusion in the joint venture. Bayswater maintains the right to identify and acquire Canadian uranium prospects outside of the joint venture, with no obligation to offer such projects to Strongbow unless such prospect is located in any of the Yukon, Nunavut, or Northwest Territories.

On February 9, 2006, Strongbow and Bayswater announced the acquisition of the North Thelon uranium project which forms part of the Canada Uranium Joint Venture. The North Thelon project consists of ten prospecting permits covering 330,794 acres (144,868 hectares) over the northern part of the Thelon Basin in Nunavut.

Bayswater completed staking by agreement dated April 13, 2006 of the South Thelon uranium project. The South Thelon project consists of 50 claims owned 100% by Bayswater covering 106,856 acres (43,245 hectares) in two blocks over a portion of the southern part of the Thelon Basin and its marginal area in the Northwest Territories. One block consists of 44,486 acres within the basin along its southeastern margin adjoining Pathfinder's claims to the north; whereas, the second block consist of 62,370 acres outside the basin immediately adjoining its southeastern margin adjacent to Pathfinder's claims to the north. A NSR of 2.0% on metals production and a gross overriding royalty of 2.0% on any diamond production will be payable on the claim blocks. Bayswater has the right to purchase one half of the royalties (1.0%) at anytime for $2,000,000. A staking fee of 108,858 Bayswater Shares is also payable to the staker in three equal tranches, the first of which has already been paid. Pursuant to a further staking agreement in the South Thelon area, which forms part of the 50/50 Canada Uranium Joint Venture with Strongbow, Bayswater acquired a further 85 claims covering 164,652 acres (66,634 hectares) in two blocks over a portion of the southern part of the Thelon Basin in the Northwest Territories. A NSR of 1.0% on metals production and a gross overriding royalty of 1.0% on any diamond production will be payable on the claim blocks. Bayswater has the right to purchase one half of the royalties (0.5%) at anytime for $1,000,000.

Ireland

On January 4, 2006, Bayswater entered into an Agreement with Strongbow Exploration Inc. ("Strongbow") for the purchase of all outstanding shares of Jadebay Limited ("Jadebay"), a 100% owned Irish subsidiary of Strongbow. Jadebay currently maintains a 100% interest in two prospecting licenses (73 square kilometres) encompassing the Avoca Property, which includes a historically mined major copper, zinc and lead sulphide stratiform volcanogenic deposit with gold and silver values. The Avoca Property is located in County Wicklow, southeast Ireland, approximately 60 km south of Dublin and 12 km northwest of the coastal port town of Arklow. Under the terms of the Agreement with Strongbow, Bayswater shall acquire all of the outstanding shares of Jadebay for the total consideration of 1,500,000 common shares of Bayswater. As part of the purchase, Bayswater shall also acquire any debt Jadebay currently owes Strongbow. On March 20, 2006, Bayswater announced that it had received written approval to the transaction from the TSX Venture Exchange and from government authorities in the

Republic of Ireland. Bayswater is in the process of completing the final steps to effect the transfer of the Jadebay shares, which includes certain filings with Irish corporate registries.

On June 26, 2006 Bayswater announced that an induced polarization survey had commenced on the property to evaluate the depth potential of the Avoca deposit and to evaluate the near surface extension of the high grade zinc-lead-silver-gold mineralization in the Kilmacco area of the project. Bayswater also announced that the prospecting licenses covering the Avoca project had been extended to June, 2008 subject to Bayswater completing certain work requirements.

Recent Financing

On March 27, 2006 Bayswater closed a brokered private placement issuing 6,357,500 Flow Through Units (the "FT Units") at a price of $0.90 per FT Unit and 5,620,366 Common Share Units (the "CS Units") at a price of $0.75 per CS Unit raising aggregate gross proceeds of $9,937,024.50 (the "Offering"). Each CS Unit comprises one common share and one half of one transferable common share purchase warrant (each whole such purchase warrant, a "Warrant"). Each FT Unit comprises one flow-through common share and one half of one Warrant. Each Warrant is exercisable into one additional common share at an exercise price of $1.00 per common share until September 27, 2007. The Offering was brokered by Pacific International Securities Inc. (the "Agent"). The Agent has received a commission of 7.5% of the gross proceeds of the Offering paid in a combination of cash and CS Units. The Agent has also received 1,197,786 compensation options (the "Compensation Options"). Each Compensation Option entitles the holder to acquire one additional common share at an exercise price of $0.80 per common share until September 27, 2007. The proceeds raised from the issuance of the FT Units will be used for general exploration expenditures, which will constitute Canadian exploration expenses (as defined in the Tax Act) and will be renounced for the 2006 taxation year. Net proceeds of the Offering will be used to fund exploration on the Company's Labrador mineral belt uranium properties, for exploration projects in Niger, West Africa, Northwest Territories and Nunavut, Canada and in Ireland, and for general working capital purposes.

Recent Investments

Commensurate with Bayswater's large land holding and corporate goals in Labrador, it has participated in a private placement of Silver Spruce Resources Corp. (TSX.V: SSE) ("Silver Spruce"). Silver Spruce is a junior resource company holding strategic ground adjacent to Bayswater and others in the Central Mineral Belt uranium district. Silver Spruce is actively exploring its uranium properties in Labrador. Bayswater purchased 2,000,000 Units of Silver Spruce at a price of $0.50 per Unit. Each Unit purchased consisted of one common share and one warrant entitling the holder to purchase one additional common share at a price of $0.65 per share for a period of 18 months.

Previous Exploration Activities

On May 12, 2003, Bayswater entered into an option agreement with Terra Nova Gold Corp. ("Terra Nova"), wherein Bayswater acquired the right to earn a 95% interest in Terra Nova's South Quinn Lake project in Newfoundland. Pursuant to an option agreement entered into between Terra Nova and South Coast Ventures Inc. ("South Coast"), Terra Nova has the right to earn a 100% interest in the project, subject to a 2% net smelter returns royalty. Bayswater assumed all of Terra Nova's remaining obligations and paid $35,000 and was required to make an additional payment of $30,000 pursuant to the underlying option agreement. Minimum work commitments to be paid were $75,000 in the first year (paid) and a total of $344,029 on or before May 23, 2005. Bayswater was also required to pay Terra Nova the cash equivalent of any share payments Terra Nova issued to South Coast and, as such, Bayswater paid Terra Nova a total of $64,250 which is the cash equivalent of 225,000 Terra Nova shares. Terra Nova was required to issue an additional 100,000 of its shares to South Coast pursuant to the underlying option agreement on or before May 23, 2005. Terra Nova could re-acquire an additional 20% interest in the property by paying Bayswater an amount equal to 30% of subsequent amounts paid by Bayswater on exploration expenditures, Bayswater has not made the additional property expenditures and payments required on or before May 23, 2005 and subsequently dropped its option on the South Quinn property.

During the year ended February 29, 2004, Bayswater entered into an option agreement with Elysian Enterprises Ltd., whereby Bayswater could earn a 100% interest in the mineral rights of the Victoria River property in Newfoundland. The option was subsequently terminated. Additionally, during the year ended February 29, 2004,

Bayswater also entered into an agreement with Stangold Co. Ltd. ("Stangold") to explore and develop the Chilchinskoye gold prospect in Russia. Bayswater subsequently terminated its agreement as a result of the property license not being transferred to Stangold and Stangold not completing the exploration program in 2003 as agreed under the terms of the agreement.

Narrative Description of the Business

Bayswater is in the business of acquiring and developing mineral exploration properties, primarily in Canada. Bayswater is in the exploration stage as its properties have not reached commercial production and none of its properties is beyond the exploration stage.

Material Mineral Projects

For the purposes of NI 43-101, Bayswater's sole material mineral property is its properties in the Central Mineral Belt of Labrador. The remaining mineral properties are at the early exploration stage and are not material under NI 43-101.

A NI 43-101 compliant report on the Central Labrador Uranium Project located in Labrador has been prepared by Hryar Agnerian, M.Sc. (Applied), P.Geo of Scott Wilson Roscoe Postle Associates Inc. (formerly Roscoe Postle Associates Inc.) dated March 20, 2006 (the "SWRPA Report"). The SWRPA Report is available on SEDAR at www.sedar.com. The following is a brief summary of information contained in the SWRPA Report. This summary is qualified in its entirety by the full SWRPA Report. Readers are encouraged to review the SWRPA Report in its entirety.

Property Description and Location

The Central Labrador Uranium Project is an early stage exploration project. It is located south, southwest and west of the town of Postville, which is approximately 180 km north of Happy Valley-Goose Bay. Bayswater holds 100% interest in forty-three (43) mineral licenses comprising 11,008 claims covering a total area of 275,200 ha in Central Labrador.

Bayswater acquired these mineral licenses by map staking. Bayswater also has optioned thirteen (13) mineral licenses adjacent to the staked mineral licenses. The total area of the staked and optioned mineral licenses comprises 13,365 claims, covering an area of approximately 334,125 ha. Together, the staked and optioned land holdings consist of four large blocks of claims and three isolated claims, as follows:

• North Claim Block
• Northwest Claim Block
• Southwest Claim Block
• Southeast Claim Block
• Three isolated claim blocks

On November 29, 2005, Bayswater entered into an agreement with Peter Haring ("Haring") of Torbay, Newfoundland, whereby Haring would map stake four (4) claim blocks located in the Central Mineral Belt of Labrador. The terms of this agreement required that:

- Bayswater advance to Haring the sum of $61,440 as partial staking costs due to the Government of Newfoundland and Labrador. SWRPA understands that this advance payment has been made.
- Bayswater advance to Haring 50,000 common shares in the capital of Bayswater, subject to the registration of the four claim blocks and approval by the TSX Venture Exchange. If such approval is not received by March 31, 2006, Bayswater shall pay to Haring a fee of $8,000 cash in lieu of the issuance of the shares.
- Haring shall retain a 2% Net Smelter Return (NSR) royalty on the newly staked claims.

On January 3, 2006, Bayswater entered into an agreement with Haring, whereby Haring would map stake thirty-nine (39) claim blocks adjacent to the four claim blocks in the Haring Agreement One and located in the Central Mineral Belt of Labrador. The terms of this agreement required that:

- Bayswater advance to Haring the sum of $599,040 as partial staking costs due to the Government of Newfoundland and Labrador. SWRPA understands that this advance payment has been made.
- Bayswater pay Haring $10,000 in cash as Staking Fee and advance to Haring 180,000 common shares in the capital of Bayswater, subject to the registration of the 39 claim blocks and approval by the TSX Venture Exchange. If such approval is not received by March 31, 2006, Bayswater shall pay to Haring a fee of $68,000 cash in lieu of the issuance of the shares.
- Haring shall retain a 1% Net Smelter Return (NSR) royalty on the newly staked claims.

The registered license holder of the 43 licenses is Bayswater.

On November 17, 2005, Bayswater entered into an option agreement with Longview Strategies Inc. ("Longview") to acquire a 100% interest in two groups of claims located in the Central Mineral Belt of Labrador, as follows:

- Group One: Comprised of Map Staked License 10391M (two-claim block), map Staked License 10392M (three-claim block) and map Staked License 10456M (four-claim block).
- Group Two: Comprised of ten Map Staked Licenses 11370M to 11379M inclusive, containing 2,348 claims.

The terms of the option agreement with Longview included a total cash payment of $1,410,000 and an initial transfer of 100,000 shares, summarized as follows:

- Bayswater shall pay Longview $210,000 in cash and issue 100,000 common shares in the capital of Bayswater, subject to regulatory approval.
- Six months after approval by the TSX Venture Exchange, Bayswater shall pay Longview a further $10,000 per additional Claim Block, amounting to a total of $100,000. Half of this amount will be paid in cash and the remaining half will be paid in common shares of Bayswater.
- Twelve months after approval by the TSX Venture Exchange, Bayswater shall pay Longview a further $20,000 per additional Claim Block, amounting to a total of $200,000. Half of this amount will be paid in cash and the remaining half will be paid in common shares of Bayswater.
- Eighteen months after approval by the TSX Venture Exchange, Bayswater shall pay Longview a further $40,000 per additional Claim Block, amounting to a total of $400,000. Half of this amount will be paid in cash and the remaining half will be paid in common shares of Bayswater.
- Twenty-four months after approval by the TSX Venture Exchange, Bayswater shall pay Longview a further $50,000 per additional Claim Block, amounting to a total of $500,000. Half of this amount will be paid in cash and the remaining half will be paid in common shares of Bayswater.
- Haring shall retain a 2% Net Smelter Return (NSR) royalty on the above claims staked by Haring.

In a subsequent Letter Agreement dated November 22, 2005, between Bayswater and Longview, Bayswater agreed to assume the NSR royalty due to Haring, and Longview assigned its staking rights in addition to the ten claim blocks with Haring to Bayswater.

The registered license holder of the 13 optioned licenses is Longview and Bayswater is the operator of the Project.

Since all of Bayswater's claims are newly staked, they are presently in good standing until December 26, 2006 or January 30, 2007. Current assessment requirements total $2,673,000.

Under the Newfoundland and Labrador Mining Code and Regulations, the Central Labrador Uranium Mineral Licenses, as well as the claims contained within them, are map-staked, and hence do not have physical boundaries. A map-staked license consists of a number of 500 m by 500 m claims. The limitations on map staking are as follows:

- All claims are drawn using the Universal Transverse Mercator ("UTM") coordinate system, in which all claim boundaries drawn on coordinate lines of multiples of 500 m, which start from a defined corner having easting and northing coordinates along the UTM lines. In cases where the map-staked property straddles more than one UTM map sheet, the dimensions of the individual claims in the vicinity of the common boundary between the two map sheets, may vary from the 500 m by 500 m normal size.
- A mineral license may contain up to 256 claims.
- Assessment work is applied on the mineral license containing the claims and not on the individual claims. Assessment work requirements for a Mineral License are as follows:
    - $200 per unit or map-staked claim during the first year.
    - $250 per unit or map-staked claim during the second year.
    - $300 per unit or map-staked claim during the third year.
    - $350 per unit or map-staked claim during the fourth year.
    - $400 per unit or map-staked claim during the fifth year.
    - For each year of the first extended term (years 6 to 10), $600 per unit or map-staked claim.
    - For each year of the second extended term (years 11 to 15), $900 per unit or map-staked claim.
    - For each year of the third extended term (years 16 to 20), $1,200 per unit or map-staked claim.

The Central Labrador Uranium Project area mineral licenses are adjacent to the east and southeast by Exempt Mineral Lands ("EML"), which are areas exempted from staking, to protect local interests during final negotiations of the Labrador Inuit land claim

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Central Labrador Uranium Project area is by fixed wing aircraft or helicopter, ranging from approximately 40 km to 100 km from Postville, a town of approximately 250 people on the west shore of Kaipokok Bay. Supplies and heavy equipment is brought to the community by barge from St. John's, Newfoundland. Some members of the community are employed at the Voisey's Bay Nickel Mine, some are occupied by inshore fishing, and some are employed by exploration companies active in uranium exploration in the area.

The climate in Central Labrador is sub-arctic, with short summer seasons and long winters from November to April. The mean temperature during the winter months is -15° C and ranges from 15°C to 30°C during the summer months. The average annual precipitation is approximately 450 cm. Exploration in the Central Mineral Belt area is affected by the typical seasonal climatic variations.

Local infrastructure is limited at the two settlements of Postville and Makkovik. The latter is a coastal community situated some 40 km northeast of Postville. There is no infrastructure at the site and electrical power for local operations is obtained from diesel generators. Water, both industrial and potable, is drawn from nearby lakes and ponds.

The area is covered with many lakes and sparse coniferous forest, with locally abundant outcrops. Vegetation consists predominantly of black spruce, balsam fir and tamarack trees, typical of the northeastern part of the Canadian Shield. Areas of outcrop are flanked by glacial till or boulder fields. Overburden cover ranges from 10 m to 15 m.

The land in the Central Labrador Uranium Project area is used mainly by local villagers for trapping. Wildlife in the area includes wolves, foxes, bears, caribou, and various species of birds.

History

Exploration for uranium and base metals in the Central Mineral Belt in Labrador was started in 1955 by British Newfoundland Exploration Ltd. ("Brinex"). The first significant uranium showing was found by Walter Kitts in 1956. This was followed by a program of diamond drilling and underground development in 1957, but work was suspended the following year and no further work was done until 1966.

In 1959, Lundberg Explorations Limited ("Lundberg") carried out an airborne geophysical survey on the Ujutok Bay area for Brinex. The objective of this survey was to explore for base metal deposits. Numerous electromagnetic ("EM") and coincident magnetic anomalies were detected. In general, the EM conductors were grouped as follows:

- Conductors associated with altered peridotitic sills.
- Conductors located in areas underlain by greenstone terrains.
- Conductors located in areas underlain by granitic rocks or granite-gneiss within greenstone terrains.
- Conductors interpreted to be expressions of graphitic horizons or pyritic schists within the greenstone rocks.
- Conductors associated with lakes and ponds.

None of the conductors were thought to represent large sulphide bodies. In 1963 and 1964, Brinex carried out reconnaissance geological mapping, prospecting and lake sediment and soil sampling geochemical surveys in the area of its Ujutok Concession. Brinex detected a number of base metal (Ni, Cu, and Mo) anomalies, but no significant follow-up work was reported.

In 1966, Brinex and Metallgesellschaft A.G. ("Metallgesellschaft"), a German energy company, formed a joint venture to explore part of the lease containing the Kitts uranium deposit. Metallgesellschaft subsequently transferred its interest to its wholly owned subsidiary, Urangesellschaft Canada Limited ("Urangesellschaft"). Under this Agreement the joint venture discovered a number of uranium showings in 1968, including the Michelin deposit by prospector Leslie Michelin, and the Gear, Inda, and Nash showings from 1968 to 1969. All of these discoveries were made by follow-up ground spectrometer surveys on anomalies detected from airborne radiometric surveys.

During the 1970s, Brinex carried out further reconnaissance work in the Central Mineral Belt ("CMB") as well as detailed exploration on the Michelin deposit. This included a combined helicopter borne EM, magnetic, and radiometric surveys within a large area outlined by Latitudes 53° 30 W and 54° 37 W, and Longitudes 61°N and 63°N by Sander Geophysics Limited ("Sander"). The objective of this survey was to detect EM conductors that could be expressions of copper mineralization in the Seal Lake area. A number of conductors were detected which were interpreted to represent graphitic slates.

Radiometric anomalies were detected to the south and east of Moran Lake, where some uranium showings were known to occur. One of these anomalies "seems to represent a uranium deposit" (Moran Lake deposit?). Strong radiometric anomalies were detected within the Letitia Lake Group, and were generally characterized as being due to thorium. Sander considered the "uranium channel radioactive anomalies in the extreme east and west part of the surveyed area and the thorium anomalies in the Letitia Lake Formation as the best prospects located during the survey".

In early 1971, Sander carried out further airborne combined EM, magnetic and radiometric surveys in the Kaipokok Bay-Seal lake area for Brinex. The purpose of this survey was to map the surface distribution of radioactive materials within the area and to distinguish between potassium, uranium and thorium sources. At least twenty-nine (29) EM conductors and twenty-five (25) radiometric anomalies were detected.

In 1977, Brinex and Canadian Nickel Exploration Company ("Canico") carried out reconnaissance geological mapping and anomaly follow-up on the joint venture lands, which included the Seal Lake and Moran lake areas. A number of radioactive showings were discovered in the Boundary Lake and Madsen Lake areas. These included radioactive boulders which returned values ranging from 0.01% U_3O_8 to 0.095% U_3O_8. The Brinex-Canico joint venture also discovered uranium occurrences and carried out prospecting, ground geophysical (EM and magnetometer) surveys, and limited diamond drill testing at Boiteau Lake and Green Pond. These localities will be investigated by Bayswater at the start of the field campaign in 2006.

In 1978, Brinex carried out further reconnaissance lake sediment geochemical surveys and, in 1979, an airborne radiometric survey in the Kaipokok River region. Results showed that the J & B prospect, in addition to other mineral showings, is associated with felsic rocks.

In 1993, the Geological Survey of Canada ("GSC") carried out a detailed lake sediment and lake water, helicopter supported geochemical survey covering much of the current Bayswater mineral lands.

Geological Setting

The Central Labrador Uranium Project area is situated within the Central Mineral Belt ("CMB") in Central Labrador. The CMB forms part of the Nain, Makkovik, and Churchill structural provinces and has been overprinted in the south by the Exterior Thrust Belt of the Grenville Province. The Makkovik Province is a triangular wedge situated between the Nain Province to the north and the Grenville Province to the south. The boundary between the Makkovik and the Hopedale Block (southern Nain Province) is a northeast-striking mylonitic zone 1 km to 2 km wide. The Makkovik Province comprises the Kaipokok, Aillik, and Cape Harrison tectonic domains. The Kaipokok shear zone, which defines the boundary between the Kaipokok and Aillik tectonic domains, also marks the southern limit of the Archean crust in the Makkovik Province.

Deformation is dominated by strong shearing with possible subparallel faulting, which may have separated the individual mineralized zones, resulting in "en echelon" pattern. Thin, grey, fine-grained, foliated calcite-biotite schists form horizons that are continuous for short distances.

The area of the Northwest Block is underlain predominantly by Archean rocks of the Kanaiktok Intrusive Suite. These consist of granodiorite, tonalite gneiss, and lesser amounts of intermediate volcanic rocks.

The area of the North Block is underlain predominantly by Aphebian tonalitic intrusive rocks and gneisses. The area southwest of the North Block, however, is underlain by Middle to Late Proterozoic rocks of the Moran Lake Group and the Bruce River Group. The Moran Lake Group rocks consist of mafic volcanic rocks and clastic sedimentary rocks, such as black shales, siltstones, chert beds, and conglomerate. The Bruce River Group rocks lie unconformably over the Moran Lake rocks, and they consist of conglomerates, volcaniclastic sandstones, and felsic volcanic rocks. Farther southwest of the North Block, the area is underlain by mafic volcanic rocks and clastic sedimentary rocks of the Seal Lake Group.

The areas of the Southwest Block and Southeast Block are underlain by the Aillik Domain. The Domain comprises Middle to Late Proterozoic rocks of the Post Hill and Aillik groups, as well as extensive granitoid terrain comprised of several Aphebian intrusive suites. The Aillik Group is comprised of approximately 5,000 m thick assemblage of metasedimentary rocks, metavolcanic rocks, subvolcanic intrusives and diabase dikes. The Aillik Group rocks host most of the uranium, copper, zinc, lead, and molybdenum occurrences in the region. Within the project area, the Aillik Group rocks are commonly represented by laminated magnetite-feldspar-quartz gneiss.

The rocks are foliated with a general easterly trend, dipping moderately to the south. Commonly, strong lineation of the minerals indicates a moderate to steep southerly plunge.

The Central Labrador Uranium Project area is in part underlain by an area of volcanic rocks, which include the northeast trending Aillik Group. The Lower Aillik Group is exposed as a coastal belt, approximately 40 km long and 5 km wide, along the eastern shore of Kaipokok Bay. Structurally, the Lower Aillik Group overlies a basement of foliated Archean gneiss. The contact between these two groups is described as a "tectonic slide zone". The Lower Aillik Group is tectonically overlain by subaerial, rhyolitic ash-flow tuff and volcaniclastic rocks of the Upper Aillik Group. The Lower Aillik Group subdivided into three units, as follows:

- An uppermost unit consisting of the Kitts Pillow Lava formation. This unit includes two members, a pillow lava and tuff unit, and a metasedimentary unit of graphitic metapelite, semipelite, chert, and magnetite iron formation.
- A middle unit consisting of interlayered grey psammites, phyllitic schist, semipelite, quartz-muscovite schist, and biotite schist.
- A lower unit known as the Post Hill Amphibolite, consisting of fine-grained, dark green and grey hornblende schist.

The age of the Lower Aillik Group has not been directly determined, but appears to be Aphebian. Interpretation of field relationships, such as lithologic contacts and structural features, indicates the maximum age for these rocks to be in the range from 2342 MA to 2276 MA. Earlier reports also indicate U-Pb zircon dates ranging from 1860 (+9-3) MA to 1856±2 MA as a minimum age for the Lower Aillik Group.

Uranium bearing horizons and veins are genetically related to the east-northeast trending units and faults with similar orientation, i.e. the latter have acted as conduits for mineralizing solutions along complementary structures.

Makkovikian deformation occurred intermittently between 2.0 Ga and 1.7 Ga. An early phase of deformation was associated with intense shearing along the Kanairiktok Shear Zone, the boundary between the Nain and Makkovik Provinces. This major shear zone also generally straddles the western boundary of the North Block.

Regional airborne magnetic data indicate that the western part of the Northwest Block is cut by a north-northwest trending magnetic low, whereas the remaining part of this block, as well as the North, Southwest, and Southeast blocks of the Central Labrador Uranium Project are underlain by rocks with moderate to high magnetic susceptibilities.

Deposit Types

Uranium mineralization hosted by lithologies of the Post Hill Group has been referred to as epigenetic by early workers, while the mineralization within the Aillik Group has been called volcanic-hosted, stratabound, and possibly syngenetic in origin. Pb-Pb ages in the range from 1895 Ma to 1697 Ma for uranium mineralization in the Post Hill Group (2178 to 2013 Ma) support an epigenetic origin for these occurrences. An epigenetic emplacement of the uranium mineralization within the Aillik Group is also indicated by uraniferous fracture filling and breccias.

Extensive areas of hematite + albite and quartz + epidote + actinolite + chlorite alteration in the Kitts - Michelin area are similar to alteration assemblages developed in iron oxide-copper-gold (IOCG) districts of Paleoproterozoic age. In some of these districts, a peripheral enrichment in uranium has been used as an exploration tool to locate copper-gold mineralization. Consequently, fracture controlled uraninite + magnetite mineralization found in the Kitts - Michelin – Moran Lake area within the CMB may represent part of a uranium-rich end member of the iron-oxide class of epigenetic deposits.

Mineralization

There are more than 150 uranium-bearing minerals that are known to exist in the world, but only a few are common. A general description of the more common uranium minerals is presented in the following table:

COMMONLY OCCURRING URANIUM MINERALS
Bayswater Ventures Corp. – Central Labrador Uranium Project

Mineral	**Chemical Formula**	**Description**
Uraninite (Pitchblende)	UO2	Steely black to brownish black crystals, usually cubic, octahedral; also massive (pitchblende); dense and botryoidal; also dendritic (pitchblende). Most common naturally occurring uranium mineral
Torbernite(metatorbernite)	Cu(UO2)2 (PO4)2 8-12H2O	Thin to thick tabular crystals or scaly aggregates; emerald green to apple green; not fluorescent under ultraviolet light
Autunite (metaautunite)	Ca(UO2)2 (PO4)2 10-12H2O	Habit similar to torbernite; lemon-yellow, strongly fluorescent under ultraviolet light. Secondary uranium mineral commonly found in zone of oxidation and weathering of veins containing uranium
Carnotite	K2(UO2)2 (VO4)2 3H2O	Occurs usually as bright yellow to lemon-yellow powdery mineral, dull or earthy; rarely as crusts or minute platy crystals.
Weeksite	K2(UO2)2 (Si6O14) 4H2O	Uncommon uranium mineral, detected at Macusani

Mineral	Chemical Formula	Description
Tyuyamanite	Ca(UO2)2 (VO4)2 nH2O	Occurs as canary-yellow to lemon-yellow or greenish scales, laths and aggregates. Not easily recognized except by chemical or XRD tests.
Coffinite	U(SiO4)1-x (OH) 4x	Naturally occurring black mineral, commonly fine-grained mixed with organic matter and other minerals.
Davidite	(Ce,La)(Y,U)Ti,Fe5O38	Brown to black, crystalline to amorphous uranium mineral containing rare-earth elements and titanium; found in pegmatites
Brannerite	(U,Ca,Ce)(Ti,Fe)2O6	Yellow-green, brown or black crystalline (prismatic) mineral, found in gold placers; highly radioactive.

Source: Berry & Mason, 1959, Weller, 1957, Wright's Rock Shop (the Internet).

Assessment work by earlier operators suggest that the most common uranium ore mineral within the CMB is pitchblende (>99% UO2). Fine-grained pyrite also is commonly present in mafic dikes.

Exploration

Prior to 2003, prospecting had been the prominent exploration tool in the Central Mineral Belt of Labrador. Consequently, all the discoveries of uranium mineralization were made from trenching and drilling of outcropping zones, primarily by Brinex during the 1960s. Recently, however, a new approach has been applied to assess the potential for IOCG-type mineralization in the eastern part of the Central Mineral Belt. Based on the review of historical data, including airborne geophysical surveys and regional lake sediment geochemical sampling, Bayswater has interpreted large areas within the CMB Favorable for IOCG-type mineralization.

Currently, Bayswater is carrying out a compilation program including all previous exploration data in the Central Labrador Uranium Project area. Bayswater also is planning on a combined airborne radiometric and magnetic survey by Fugro Airborne Surveys Corporation ("Fugro") covering all of the recently acquired mineral licenses.

Upon completion of the airborne survey, detailed follow-up work will be carried out on selected target areas.

Drilling

No drilling has been carried out on the newly acquired mineral licenses of the Central Labrador Uranium Project area. This is because definitive drill targets have not yet been selected.

Sampling and Analysis

Discussion on sampling method and approach for the summer 2006 exploration program will be provided upon completion of the planned airborne geophysical program, when detailed sampling will be carried out on selected target areas.

The sampling and analytical procedures used for the regional geochemical surveys by Brinex are described by Gordon & McClintock and Lee & Moghal. In general, the procedures are described as follows:

- Labeling the sample bags and bottles (for lake water samples) and filling the fields on the computer cards.
- Entering the sample numbers on 1:50,000 scale maps.
- Collecting the samples and plotting the location on the field maps.
- Completion of the computer field cards.
- Drying the lake sediments and double bagging them if in danger of ripping.
- Testing the lake water samples for pH using pH paper sensitive to 0.2 pH unit.
- Checking through the computer field cards for possible errors.

- Sending both lake sediment and water samples to Atlantic Analytical Service Ltd. ("Atlantic") in Springdale, Newfoundland for determinations of base metal and uranium contents by the atomic absorption ("AA") and X-ray fluorescence methods, respectively.

SWRPA believes that the sampling and analytical procedures used by Brinex and Atlantic were in keeping with industry practice at the time of the exploration programs.

The helicopter-supported sample collection was carried out by the GSC during the summer of 1993. Lake sediment and lake water samples were collected at an average density of one sample per 8.9 km2 throughout the area. Sample site duplicates were routinely collected in each analytical block of twenty samples. Site positions were marked on 1:50,000 scale NTS maps in the field and later digitized at the GSC in Ottawa to obtain Universal Transverse Mercator ("UTM") coordinates. In Ottawa, field dried samples were air-dried, crushed, and sieved. Sample preparation was done at Bondar- Clegg & Company, Ltd. ("Bondar-Clegg") laboratories, Gloucester, Ontario, and analytical work on base metals was done at the Barringer Laboratories (Alberta), Ltd., and determination of the uranium content was done at the Becqueral Laboratories, Ltd. (Becquerel), Mississauga, Ontario. The -80 mesh (177 µ) fraction was obtained and used for subsequent analyses. Analytical data from laboratories were monitored for reliability with standard methods used by the Applied Geochemistry Subdivision at the GSC.

Data Verification

During the early exploration in the area by Brinex data verification was done by Brinex geologists. Mineral occurrence data were verified by the Newfoundland and Labrador Geological Survey ("NLGS") resident geologist. SWRPA has not verified the old government surveys, because this is beyond the scope of this Technical Report. SWRPA, nevertheless, understands that regional lake sediment data were verified by government surveys, to the extent as discussed under the previous section of Sampling Method and Approach.

During the site visit, planned for sometime in July 2006, SWRPA plans to verify exploration results obtained by Bayswater.

At the end of the field program SWRPA plans to update the Technical Report on the Central Labrador Uranium Project.

Mineral Resources and Mineral Reserves

There are no Mineral Resources or Mineral Reserves reported to be present within the Central Labrador Uranium Project area.

Exploration Potential

The Central Labrador Uranium Project is an early stage exploration project. Extensive areas of anomalous concentrations in U, Cu, Fe, Ag, and As occur in lake sediments within the project lands. Large areas exhibiting anomalous concentrations of uranium in lake waters also are associated with lake sediment uranium anomalies. Some of the multi-element geochemical anomalies may be spatially related to airborne magnetic highs. Ground investigations have not yet been carried out to assess the exploration potential of these anomalous areas.

Extensive areas of anomalous uranium to thorium ratios (U:Th) also are detected from airborne radiometric surveys carried out in the neighbouring properties by Crosshair Exploration Inc. ("Crosshair"), Fronteer Development Group Inc. ("Fronteer"), and Santoy Resources Ltd. ("Santoy"). A belt of high magnetic susceptibilities in the Bruce River area, containing a high-grade uranium boulder, is also detected within the neighbouring property held by Crosshair. This belt is interpreted by Crosshair to extend into the southwestern part of the central group of mineral licences held by Bayswater.

The current exploration concept is focused on exploring for structurally controlled uranium mineralization that bears affinity to the IOCG style deposit. Interpretation of past airborne geophysical and geochemical surveys by

the Geological Survey of Canada ("GSC") indicates that a curvilinear belt of northeasterly trending lake sediment uranium anomalies is juxtaposed against the Grenville Structural Province to the southwest. The anomalous uranium areas, based on the interpretation of their general orientation by Bayswater, are spatially related to similarly northeast trending structures or lineaments. SWRPA notes that the known uranium deposits in the area, such as Michelin and Kitts, also display a general east-northeast to northeasterly orientation.

Regional till sampling results also indicate that anomalous uranium concentrations are present in glacial till located adjacent to the southern border area of the Northwest Block as well as within the Southwest Block and the North Block of the Central Labrador Uranium Project area.

The above concludes the excerpt from the SWRPA Report. Readers are encouraged to review the SWRPA Report in full on SEDAR.

Exploration and Developments

As announced in its March 6, 2006 news release Bayswater has engaged Fugro Airborne Survey Corp. to complete a radiometric and magnetic airborne survey on all of Bayswater's Labrador uranium land holdings . As subsequently announced on June 30, 2006, the survey has been commissioned utilizing two helicopter-borne geophysical systems and surveying commenced late June, 2006. A total of over 35,000 to 38,000 line kilometres of surveying is planned on flight lines spaced at 100 to 200 metres. Airborne radiometric anomalies are associated with and signature all known uranium deposits and significant uranium prospects within this historic uranium district. Because of the geologic favourability of Bayswater's land position in relation to known deposits and prospects in the Central Mineral Belt uranium district, Bayswater anticipates that numerous follow-up radiometric anomalies will be generated as a result of the above survey. In addition, Bayswater announced plans to complete a detailed compilation of all available prior work in the Central Mineral Belt uranium district as it relates to its land holdings. This compilation is now nearing completion. Results of this compilation have led to the staking of additional claims by Bayswater.

Based on the results, summarized below, of data compilation and the anticipated results of the airborne survey, Bayswater is planning an aggressive follow-up prospecting program. This program commenced on July 2, 2006. The objective of this program will be to identify targets warranting drill testing.

The SWRPA Report recommended the completion of an airborne radiometric and magnetic survey to cover all of Bayswater's claims, and further recommends an extensive follow-up prospecting program to identify areas of uranium mineralization at a proposed combined cost of $3,200,000. The report also recommended follow-up prospecting of targets from prior exploration warranting further work. As stated above, follow-up of the latter has commenced and Bayswater expects to commence the follow-up prospecting of radiometric anomalies in late July, 2006, once data becomes available from the current airborne survey. Bayswater anticipates that the follow-up program will identify numerous uranium mineralized areas and is planning to drill test priority targets this coming late fall or early winter.

On May 17, 2006, Bayswater announced, by way of a news release that preliminary results from its on-going compilation of published and assessment data on its large land holding in the Labrador Central Mineral Belt uranium district had generated numerous highly favourable follow-up targets. These targets can be summarized as follows:

1. Moran Lake Belt—Target extends for 30 km on Bayswater ground northeasterly from our claim boundary on the south with Crosshair and Santoy. Target is characterized by a probable extension of the magnetically and radiometrically favourable unconformity belt on Crosshair ground and by favourable major fault structures, volcanic and sedimentary units, small granitic intrusives, widespread base and precious metal occurrences, uranium occurrences and common anomalous scintillometer counts. Specific targets include the following:

   (a) Boiteau Lake—Outcrop samples up to 0.249% U_3O_8 and anomalous radioactivity in outcrops and boulders for 5 km along the immediate extension of the Crosshair unconformity zone.

   (b) Green Pond Belt—Numerous copper, lead, zinc, gold and silver occurrences and prospects traced for 30 km along strike. Values of up to 1.46% copper in outcrop, 17.87% zinc and 7.4% lead over 0.9 metres in a

drill hole, 5.15 g/t gold in outcrop and 0.73 oz/t silver over 1.2 metres in a drill hole have been noted. Uranium has generally not been previously analyzed from these prospects. Anomalous gold and uranium in lake sediments is associated with this belt. These prospects indicate the potential for IOCG Olympic Dam type uranium deposits within Bayswater ground.

(c) Cecil Lake—Boulder samples grading 2.38% to 0.17% U_3O_8 and one outcrop sample grading 0.083% U_3O_8; and, two outcrop samples grading up to 1.7% copper in an area of anomalous uranium in stream sediments with values up to 80 ppm. High uranium values in rocks and anomalous stream sediments occur over a distance of 4 km adjacent to Santoy ground.

(d) Jeans Pond—Outcrop samples with up to 1.12% U_3O_8 near the margin of a small granitic intrusive. Numerous copper and iron occurrences are spatially associated with the periphery of this intrusive. This target is part of a belt of small granitic intrusives that extends for 30 km within Bayswater ground.

2. Anna Lake Area—Target is a 1.2 km long boulder train with over 2000 radioactive granite and gneissic boulders with values up to 3.05% U_3O_8. Of 65 boulder samples assayed, eight assayed greater than 1% U_3O_8; and about 40 samples assayed between 0.10% and 1.0% U3O8. Limited previous drilling by Brinco intersected 0.2% U_3O_8 over 0.5 meters and 0.04% U_3O_8 over a 7.4 meter interval. The source of the high grade boulders remains to be located. The source is probably local on Bayswater ground as boulders are described as angular to rounded and knobby. This target occurs 9 km to the west along strike from the Melody Hill prospect of Aurora Energy where high grade uranium values of up to 28.2% U_3O_8 occur in granite boulders. One drill hole in the region of the Melody Hill boulder train returned 0.14% U_3O_8 over 6.0 metres. The Melody Hill bedrock source remains to be located as well.

3. McGrath Lake Area—Target consists of widespread highly anomalous lake samples from Brinex-Urangesellschaft work in 1978 with values of up to 2020 ppm (0.202%) uranium in lake sediments and up to 1.79 ppb uranium in lake waters. The target occurs along a 10 km stretch of the south margin of the favourable Island Harbour Bay intrusive that occurs centered within Bayswater's North Claim Block. This anomalous area is part of the southern portion of a northeasterly elongate (22 km by 42 km) oval ring-shaped anomalous pattern associated with the margins of this intrusive. The ring-shaped pattern is characterized by a magnetic anomaly with associated anomalous uranium up to 77.3 ppm and associated anomalous copper, iron, silver and light rare earth elements in 1993 government lake sediment samples. The Island Harbour Bay intrusive is favourably differentiated with abundant accessory minerals including zircon, allanite and sphene that potentially have high radioactivity. The McGrath Lake target and the large ring-shaped anomalous pattern have potential particularly for granite-hosted Rossing type deposits as described in a news release dated January 16, 2006. The Rossing deposit in Namibia, Africa is the fifth largest producer of uranium in the world.

4. Favourable geologic extensions onto Bayswater's Southeast Claim Block—This Claim Block occurs within five km southwest of the Michelin and Rainbow deposit area and five km southwest of the Otter Lake, Jacques Lake and other targets of Aurora at the east end of the Labrador Central Mineral Belt uranium district. No prior record of exploration geochemical data of these favourable areas is known. From announced Aurora Energy data, airborne radiometric anomalies occur in both cases to the margins of Aurora's ground and indicate likely extensions onto Bayswater ground.

5. Favourable geologic extensions onto Bayswater's Southwest Claim Block—This Claim Block occurs adjacent Crosshair's ground on the southeast. Follow-up radiometric targets identified by Crosshair likely extend onto Bayswater ground. No prior work has been done on this Claim Block.

6. Several favourable anomalous geochemical targets within the Northwest Claim Block have been identified from previous work—In the Harris Pond area, anomalous uranium values in soils up to 19.8 ppm occur along an east-west trending belt some 8 km long associated with anomalous uranium values in lake sediments from 1993 government sampling. Other targets from previous exploration, directed mostly towards nickel, consist of anomalous uranium in lake sediments, stream, soils and rocks particularly associated with volcanic rocks in close proximity to granitic intrusive bodies. Widespread copper, nickel, molybdenum and pyrite occurrences are present within the Claim Block. The Northwest Claim Block is centered over a large government lake sediment uranium anomaly with uranium values up to 125.7 ppm in lake sediments and up to 1.2 ppb uranium in lake water. Anomalous copper, iron and silver and elevated contents of light rare earth elements in lake sediments are also associated with the anomaly. The anomaly is centered over a regional ring-shaped series of intrusive

bodies. Numerous favourable more highly anomalous and/or clustered anomalies from the government data occur within the Claim Block. Bayswater's Claim Block also surrounds claims held by Falconbridge covering the Baikie nickelcopper- PGE showing.

On June 30, 2006, Bayswater announced that its on-going data compilation of previous airborne geophysical survey work carried out by Brinex and others in the late 1950 s to 1970 s over a portion of Bayswater's land holdings, which surveys were generally with very wide spaced flight lines and of lower quality data than the currently planned surveying, had identified numerous targets of interest requiring further evaluation summarized as follows:

1. Radiometric anomalies are associated with the Jean's Pond target (Outcrop sample assayed 1.12% U_3O_8) that were never followed up;

2. A cluster of radiometric anomalies occurs southwest of the southern margin of the Island Harbour Bay Intrusive within the North Block associated with anomalous uranium in lake sediments (see News Release of Bayswater dated January 16, 2006);

3. A cluster of radiometric anomalies occurs within a favourable structural setting within the North Block southwest and along strike from Bayswater's Anna Lake prospect (see News Release of Bayswater dated May 17, 2006) and the Melody Hill prospect of Aurora to the northeast;

4. A linear zone of radiometric anomalies occurs within the Bayswater's claims over a distance of 25 km's along the potential southwest extension of the Michelin deposit of Aurora; and

5. A linear complex zone of EM conductors occurs on Bayswater's claims immediately northeast and along strike the Crosshair "unconformity zone" for a distance of at least 20 kms. The Boiteau Lake prospect (see News Release of May 17, 2006), on Bayswater's claims, occurs at the southern end of this zone and has associated EM conductors. Also, a cluster of radiometric anomalies occurs associated with this zone at is northern end. The potential interface of this conductive zone with the migmatic marginal zone of the Island Harbour Bay Intrusive to the northeast within the North Block indicates a potentially interesting target for Rossing type deposits (see News Release of Bayswater dated January 16, 2006).

All of the above geochemical, geological and geophysical targets will be assessed in light of results from Bayswater's currently on-going airborne survey. However, certain priority targets will be the focus of our follow-up work prior to obtaining results of the current airborne survey. Compilation of previous work is continuing with respect to Bayswater's land holdings and further results will be reported as warranted.

Selected Consolidated Financial Information and Management's Discussion and Analysis

The following tables set out certain selected consolidated financial information of Bayswater for the periods indicated.

Annual Data

	Year ended February 28, 2006	Year ended February 28, 2005	Year ended February 29, 2004
Total Expenses	$703,903	$146,747	$734,846
Net Income (Loss)	($832,130)	($143,952)	($732,210)
Per Share – Basic and Diluted	($0.07)	($0.02)	($0.16)
Total Assets	$2,050,566	$157,283	$415,549

	Year ended February 28, 2006	Year ended February 28, 2005	Year ended February 29, 2004
Long Term Liabilities	Nil	Nil	Nil
Working Capital	($134,778)	($55,246)	$108,054
Weighted Average Common Shares issued and outstanding (end of year)	10,868,935	8,600,797	4,587,708

Quarterly Data

	Fourth Quarter ended February 28, 2006	Third Quarter ended November 30, 2005	Second Quarter ended August 31, 2005	First Quarter ended May 31, 2005	Fourth Quarter ended February 28, 2005	Third Quarter ended November 30, 2004	Second Quarter ended August 31, 2004	First Quarter ended May 31, 2005
Total Expenses	$254,190	$395,860	$26,794	$27,059	$734,846	$28,659	$39,014	$30,428
Net Income (Loss)	($382,673)	($395,640)	($26,772)	($27,045)	($48,605)	($28,622)	($38,470)	($28,255)
Per Share – basic and diluted	($0.04)	($0.04)	($0.01)	($0.01)	($0.01)	($0.01)	($0.01)	($0.01)

Managements Discussion and Analysis

Management's Discussion and Analysis ("MD&A") of financial conditions and results of operations should be read in conjunction with Bayswater's annual financial statements and notes thereto for the years ended February 28, 2006, February 28, 2005 and February 29, 2004, which are available on SEDAR at www.sedar.com and appended as Schedule "G" to this Circular. MD&A for the years ended February 28, 2006, February 28, 2005 and February 29, 2004 are appended as Schedule "H" to this Circular.

Trends and Business Risks

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of Bayswater's properties has a known commercial ore deposit. The main operating risks include: securing adequate funding to maintain and advance exploration properties; ensuring ownership of and access to mineral properties by confirmation that claims and leases are in good standing and obtaining permits for drilling and other exploration activities. The market prices for uranium and other metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Bayswater is currently earning an interest in certain of its key properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If Bayswater does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, Bayswater's title to the related property will not vest and Bayswater will have to write-down the previously capitalized costs related to that property.

Bayswater is operating in countries that currently have varied political environments. Changing political situations may affect the manner in which Bayswater operates. Bayswater's equity financings are sourced in Canadian dollars but for the most part it incurs its expenditures in local currencies or in US dollars. At this time there are no currency hedges in place.

Please also see "*Risk Factors*" above.

Description of the Securities

The authorized capital of Bayswater consists of an unlimited number of Bayswater Shares without par value. As at the date of this Circular, there are 34,033,936 Bayswater Shares issued and outstanding. The holders of the Bayswater Shares are entitled to vote at all meetings of shareholders of Bayswater Shares, to receive dividends if, as and when declared by the directors and to participate rateably in any distribution of property or assets upon the liquidation, winding-up or other dissolution of Bayswater. The Bayswater Shares carry no pre-emptive rights, conversion or exchange rights, redemption, retraction, repurchase, sinking fund or purchase fund provisions. There are no provisions requiring the holder of Bayswater Shares to contribute additional capital and no restrictions on the issuance of additional securities by Bayswater. There are no restrictions on the repurchase or redemption of Bayswater Shares by Bayswater except to the extent that any such repurchase or redemption would render Bayswater insolvent pursuant to the BCBCA.

Bayswater also has outstanding, as of the date hereof, warrants to purchase up to 8,638,469 Bayswater Shares with each warrant exercisable to purchase one Bayswater Share at exercises prices ranging from $0.60 to $1.00 and having expiry dates ranging from September 27, 2007 to December 28, 2007 in accordance with the terms of the certificates representing such warrants.

Bayswater also has outstanding, as of the date hereof, options to purchase up to 3,055,000 Bayswater Shares with each option exercisable to purchase one Bayswater Share at exercises prices ranging from $0.225 to $0.90 and having expiry dates ranging from October 5, 2008 to April 12, 2011 in accordance with the terms of the certificates representing such options. Please see *"The Arrangement – Treatment of Warrants and Options of Bayswater and Pathfinder".*

Dividends

Bayswater has not declared or paid any dividends on the Bayswater Shares since its incorporation and will not pay any prior to completion of the Arrangement.

Stock Option Plan

Bayswater has adopted a "rolling" stock option plan that allows for the reservation of a maximum of 10% of the issued and outstanding shares of Bayswater at the time of the stock option grant. The stock option plan (the "Bayswater Plan") was approved by the shareholders of Bayswater at its annual general meeting held on July 25, 2005.

The purpose of the Bayswater Plan is to attract and retain employees, consultants, officers and directors to Bayswater and to motivate them to advance the interests of Bayswater by affording them with the opportunity, through share options, to acquire an equity interest in Bayswater and benefit from its growth.

The Bayswater Plan authorizes the board of directors of Bayswater to grant, in its absolute discretion, stock options to directors, officers, employees or consultants on such terms, limitations, conditions and restrictions as it deems necessary and advisable, subject to the following terms and regulatory and Exchange approval.

1. The maximum number of Bayswater Shares reserved for issuance under the Bayswater Plan, together with all previously established or proposed share compensation arrangements, will be 10% of the issued and outstanding Bayswater Shares as at the date of the grant of the stock option.

2. The number of shares subject to each option is determined by the Board provided that:

   (a) the number of Bayswater Shares reserved for issuance to any one individual in a 12 month period does not exceed 5% of the issued and outstanding shares of Bayswater at the time of the grant;

   (b) the number of options granted to any one consultant in a 12 month period does not exceed 2% of the issued and outstanding shares of Bayswater at the time of the grant;

   (c) the aggregate number of options granted to any person conducting Investor Relations Activities (as defined in the Bayswater Plan) in any 12 month period does not exceed 2% of the issued and outstanding shares at the time of grant; and

   (d) the grant to Insiders in a 12 month period of a number of options does not exceed 10% of the issued and outstanding shares at the time of the grant.

3. Subject to a minimum price of CDN $0.10, the exercise price of an option may not be set less than the closing market price during the trading day immediately preceding the date of grant of the option less any discount allowed by the Exchange (the "Ordinary Exercise Price"). However, if the options are granted within ninety days of a public distribution by prospectus, then the minimum exercise price shall be the greater of the Ordinary Exercise Price and the per share price paid by the public investors for shares acquired in the distribution.

4. The options may be exercisable for a period of up to 5 years (or 10 years if Bayswater is reclassified as a Tier I issuer by the Exchange.

5. The options are non-assignable, and non-transferable (subject to options being exercisable by the optionee's heirs or administrator).

6. The options can only be exercised by the optionee as long as:

   (a) the optionee remains an eligible person pursuant to the Plan; or

   (b) within a period of not more than 90 days after ceasing to be an eligible person; or

   (c) if the optionee dies, within one year of the optionee's death; or

   (d) if an optionee is engaged in Investor Relations Activities, within 30 days of being terminated by Bayswater.

7. If the Bayswater Shares are subdivided or consolidated then the number of shares reserved for option and the price payable for Bayswater Shares that are subject to option shall be adjusted accordingly. If the shares are changed as a result of a stock dividend thereon, the number of Bayswater Shares reserved for option and the price payable for any Bayswater Shares that are then subject to option may be adjusted by the Board as it deems proper in its absolute discretion.

8. If an offer is made for Bayswater Shares that, if accepted, would result in the offeror becoming a control person (as defined in the *Securities Act*) of Bayswater, all unexercised options will immediately become vested, and may be exercised by the optionee. If the offer is not completed, or the Bayswater Shares tendered by the optionee are not taken up, then the Bayswater Shares may be returned to Bayswater and reinstated as authorized but unissued Bayswater Shares, and the option and vesting provisions shall be reinstated as though the option had not been exercised.

9. On the occurrence of an offer to purchase Bayswater Shares, the Board shall have the right to declare vested all Bayswater Shares subject to option, and to accelerate the expiry date on which any option becomes exercisable.

10. If a person acting alone or with a Joint Actor (as defined in s. 96 of the *Securities Act*) acquires voting securities which total not less than 50% of the outstanding voting securities of Bayswater or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors, then all outstanding options will become vested and exercisable by the optionee.

The following table shows the number of options to purchase Bayswater Shares currently issued and outstanding as at July 5, 2006.

OUTSTANDING OPTIONS

Group (Number of Persons in Group)	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Underlying Security as of date of grant(1)(2)	Expiration Date
Directors (2)	195,000	$0.225	$0.30	October 5, 2008
(2)	800,000	$0.25	$0.37	November 29, 2010
(3)	1,035,000	$0.90	$0.90	April 10, 2011
Officers (1)	15,000	$0.90	$0.90	April 10, 2011
Employees (0)	Nil	Nil		Nil
Consultants (1)	10,000	$0.225	$0.30	October 5, 2008
(2)	250,000	$0.25	$0.37	November 29, 2010
(1)	300,000	$0.75	$0.80	February 8, 2011
(4)	300,000	$0.90	$0.90	April 11, 2011
(1)	150,000	$0.90	$1.04	April 12, 2011

(1) The market value of the Bayswater Shares as at July 5, 2006 was $0.86 based on the closing price of the Bayswater Shares on the Exchange on such date.
(2) Based on the closing price of the Bayswater Shares on the Exchange on the date of grant of the particular options.

Prior Sales

During the period from July 5, 2005 to July 5, 2006, Bayswater has issued the following securities:

Date	Type of Security	Number	Price	Proceeds
July 4, 2006	Common Shares (Exercise of Warrants)	13,125	$0.65	$8,531.25
June 30, 2006	Common Shares (Exercise of Options	35,000	$0.225	$7,875.00
June 28, 2006	Common Shares	36,286	$0.97	$35,197.42
June 28, 2006	Common Shares (Exercise of Warrants)	2,500,000	$0.10	$250,000.00

Date	Type of Security	Number	Price	Proceeds
June 13, 2006	Common Shares (Exercise of Warrants)	1,000	$0.65	$650.00
May 11, 2006	Common Shares (Exercise of Warrants)	76,250	$0.65	$49,562.50
May 4, 2006	Common Shares (Exercise of Warrants)	33,802	$0.60	$20,281.20
April 7, 2006	Common Shares (Exercise of Options)	15,000	$0.25	$3,750.00
April 3, 2006	Common Shares	51,223	$0.94	$48,149.62
March 31, 2006	Common Shares	100,000	$0.22	$22,000.00
March 27, 2006	Flow Through Common Shares	6,357,500	$0.90	$5,721,750.00
March 27, 2006	Common Shares	6,345,218	$0.75	$4,758,915.50
March 2, 2006	Common Shares	1,500,000	$0.40	$600,000.00
February 13, 2006	Common Shares	180,000	$0.48	$86,400.00
February 2, 2006	Common Shares (Exercise of Options)	20,000	$0.225	$4,500.00
February 6, 2006	Common Shares	50,000	$0.30	$15,000.00
February 6, 2006	Common Shares	15,624	$0.32	$5,000.00
January 30, 2006	Common Shares (Exercise of Options)	20,000	$0.225	$4,500.00
January 12, 2006	Common Shares (Exercise of Warrants)	1,111,111	$0.30	$333,333
December 28, 2005	Common Shares	250,000	$0.40	$100,000.00
December 28, 2005	Common Shares	1,122,000	$0.40	$448,800.00
December 20, 2005	Common Shares	750,000	$0.40	$300,000.00
November 21,2005	Common Shares	250,000	$0.06	$15,000.00
October 27, 2005	Common Shares	4,600,000	$0.06	$276,000.00

Stock Exchange Price

The Bayswater Shares are currently listed and posted for trading on the Exchange under the symbol "BVE". The following table shows the high, low and closing prices and average trading volume of the Bayswater

Shares on the Exchange on a monthly basis for each month of the current quarter and the immediately preceding quarter and on a quarterly basis for the next preceding seven quarters:

Month	High	Low	Close	Average Volume
June 2006	$1.05	$0.52	$0.98	95,113
May 2006	$1.26	$0.69	$0.75	39,044
April 2006(1)	$1.38	$0.87	$1.25	94,242
March 2006	$1.24	$0.76	$1.10	96,764
February 2006	$1.15	$0.65	$0.80	142,311
January 2006	$0.70	$0.43	$0.68	80,635
December 2005	$0.50	$0.37	$0.41	42,075
3rd Quarter Ended November 30, 2005	$0.37	$0.065	$0.37	52,052
2nd Quarter Ended August 30, 2005	$0.12	$0.065	$0.85	15,137
1st Quarter Ended May 30, 2005	$0.125	$0.08	$0.08	24,944
4th Quarter Ended February 28, 2005	$0.15	$0.10	$0.10	61,044
3rd Quarter Ended November 30, 2004	$0.155	$0.13	$0.14	7,044
2nd Quarter Ended August 30, 2004	$0.19	$0.155	$0.16	2,603
1st Quarter Ended May 30, 2004	$0.30	$0.16	$0.16	19,807

(1) The trading of the common shares of Bayswater was halted on April 17, 2006 pending review of the news release announcing the Arrangement and reinstated for trading on April 19, 2006

The closing price of the Bayswater Shares on the Exchange on April 13, 2006, being the last trading day before the announcement of the Arrangement, was $1.00.

Escrowed Securities

Bayswater has no securities held in escrow.

Principal Shareholders

To the knowledge of the directors and executive officers of Bayswater, the following persons beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding Bayswater Shares as of the date hereof.

NAME OF SHAREHOLDER	NUMBER OF BAYSWATER SHARES	PERCENTAGE OF ISSUED AND OUTSTANDING BAYSWATER SHARES	PERCENTAGE OF ISSUED AND OUTSTANDING AMALCO SHARES AFTERGIVING EFFECT TO THE ARRANGEMENT
Longview Strategies Incorporated	6,137,400	18.03%(1)	11.13%

(1) Longview Strategies Incorporated does not hold any securities convertible into Bayswater Shares.

Consolidated Capitalization

The following table sets forth the consolidated capitalization of Bayswater as at July 5, 2006:

	Authorized	Outstanding as at July 5, 2006	Outstanding as at February 28, 2006	Outstanding as at February 28, 2005
Share Capital(1)	Unlimited common shares	N/A	N/A	N/A
Common Shares	Unlimited	34,033,096	16,969,532	8,600,797
Bayswater Warrants	Unlimited	8,638,469 (2)	3,713,500	6,777,777
Bayswater Option(4)	10% of issued and outstanding capital(4)	3,055,000 (3)	1,605,000	280,000

(1) As at February 28, 2006 Bayswater had a deficit of ($4,929,210) (2005 – ($4,097,080)).

(2) The Bayswater Warrants have exercise prices ranging from $0.60 to $1.00 and expire on dates between September 27, 2007 and December 28, 2007.

(3) The Bayswater Options have exercise prices ranging from $0.225 to $0.90 and expire on dates between October 5, 2008 and April 12, 2011.

(4) The number of stock options Bayswater may grant is limited by the terms of its stock option plan and the policies of the Exchange. See *"Information Concerning Bayswater – Stock Option Plan"*

Bayswater has no loan capital outstanding.

Executive Compensation

The following table (presented in accordance with Form 51-102F6 – *Statement of Executive Compensation* ("Form 51-102F6) pursuant to National Instrument 51-102 – *Continuous Disclosure Obligations*) sets forth all annual and long term compensation for services, in all capacities, to Bayswater in each of the three most recent financial years ended February 28, 2006 (to the extent required by Form 51-102F6), in respect of the Chief Executive Officer, Chief Financial Officer and each of Bayswater's other three most highly paid executive officers as at February 28, 2006 with annual compensation in excess of $150,000, and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively, the "Named Executive Officers").

		Annual Compensation			Long Term Compensation			
					Awards			
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation[1]	Securities Under Options granted (#)	Shares or Units Subject to Resale Restrictions	LTIP Payouts	All other Compensation
George Leary President	2006	Nil	Nil	Nil	350,000[2][3]	Nil	Nil	$47,000
	2005	Nil	Nil	Nil	Nil	Nil	Nil	$36,000
	2004	Nil	Nil	Nil	Nil	Nil	Nil	$39,000
Mark Gelmon, Chief Financial Officer	2006	Nil	Nil	Nil	Nil[4]	Nil	Nil	Nil
	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1) Perquisites and other personal benefits, securities or property that do not in the aggregate exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for the Named Executive Officers for the financial year, if any, are not disclosed.

(2) Exercisable at $0.225 per share until November 29, 2010

(3) Subsequent to financial year end dated February 28, 2006, Mr. Leary was granted 215,000 options at an exercise price of $0.90 until April 10, 2011.

(4) Subsequent to financial year end dated February 28, 2006, Mr. Gelmon was granted 15,000 options at an exercise price of $0.90 until April 10, 2011.

Long-term Incentive Plan ("LTIP") Awards

A long term incentive plan ("LTIP") is a plan providing compensation intended to motivate performance over a period greater than one financial year and does not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale. Bayswater did not award any LTIPs to any Named Executive Officers during the most recently completed financial year.

Options and Stock Appreciation Rights ("SARs")

A stock appreciation right ("SAR") is a right to receive a payment of cash or an issue or transfer of shares based wholly or in part on changes in the trading price of Bayswater Shares. No SARS were granted to or exercised by any Named Executive Officer or any directors during the most recently completed financial year.

Bayswater granted the following stock options to purchase common shares during the fiscal year ended February 28, 2006 to Named Executive Officers.

OPTION/SAR GRANTS TO NAMED EXECUTIVE OFFICERS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	**Securities Under Options/ SARs Granted (#)**	**% of Total Options/SARs Granted to Employees & Directors in Financial Year**	**Exercise or Base Price ($/Security)**	**Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)**	**Expiration Date**
George Leary[1]	350,000	30%	$0.25 per share	$0.37	November 29, 2010
Mark Gelmon[2]	Nil	N/A	N/A	N/A	N/A

(1) Subsequent to financial year end dated February 28, 2006, Mr. Leary was granted 215,000 options at an exercise price of $0.90 until April 10, 2011.

(2) Subsequent to financial year end dated February 28, 2006, Mr. Gelmon was granted 15,000 options at an exercise price of $0.90 until April 10, 2011.

No stock options were exercised by the Named Executive Officers during the financial year ended February 28, 2006. No stock options were repriced during the financial year ended February 28, 2006.

Financial Year-End Option Values

The following table sets forth details of the number of unexercised options held by the Named Executive Officer as of February 28, 2006 and the financial year-end value of unexercised options on an aggregated basis.

Name	*Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable*	*Value of Unexercised In-the-Money Options at Financial Year-End(1)(2) ($) Exercisable/ Unexercisable*
George Leary(3)	530,000/0	$296,000
Mark Gelmon(4)	Nil	Nil

(1) Dollar value is equal to the respective number of exercisable and unexercisable stock options outstanding on February 28, 2006 multiplied by the difference between the market value of the securities underlying such options on February 28, 2006 and the exercise or base price of such options.

(2) Market value is calculated as the closing price of the Bayswater Shares on the Exchange at the relevant date.

(3) Subsequent to financial year end dated February 28, 2006, Mr. Leary was granted 215,000 options at an exercise price of $0.90 until April 10, 2011.

(4) Subsequent to financial year end dated February 28, 2006, Mr. Gelmon was granted 15,000 options at an exercise price of $0.90 until April 10, 2011.

Termination of Employment, Changes in Responsibility & Employment Contracts

Bayswater does not have any employment contracts between any Named Executive Officer, nor does it have any arrangements with any Named Executive Officer for compensation exceeding $100,000 in the event of resignation, retirement or other termination with Bayswater, or in the event of a change of control of Bayswater or a change in the Named Executive Officers' responsibilities following a change in control.

Bayswater is a party to a consulting contract with iO Corporate Services Ltd. of #202 – 837 West Hastings Street, Vancouver, BC, whereby iO Corporate Services Ltd. is engaged to perform management services at a cost of $3,500 per month. iO Corporate Services Ltd. is a company 50% owned and controlled by Marion McGrath, a Director of Bayswater.

Bayswater is also a party to a consulting arrangement with GML Minerals Consulting Ltd. ("GML") of Calgary, AB, whereby GML is engaged to perform management services at a cost of $10,000 per month. GML is a company owned and controlled by George Leary, the President of Bayswater, and his wife Margaret Leary.

Bayswater also has a consulting arrangement with a private company controlled by Damien Reynolds of 2400-1111 West Georgia Street, Vancouver, B.C., whereby Mr. Reynolds has accrued $10,000 per month for the period from March 1, 2006 to June 30, 2006 for consulting services. As of July 1, 2006, this amount will be reduced to $5,000 per month. Mr. Reynolds continues to accrue his fees under this arrangement.

Compensation of Directors

Bayswater has no formal plans pursuant to which cash or non-cash compensation was paid or distributed to executive officers during the most recently completed financial year or during the subsequent period ended July 5, 2006. Bayswater grants incentive stock options from time to time to its directors, officers, employees and consultants in accordance with Exchange Policies at the discretion of its board of directors. The following directors

received options under the Bayswater Plan in their capacity as a director during the financial year ended February 28, 2006.

OPTION GRANTS TO DIRECTORS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name of Director	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
George Leary[(1)]	350,000	$0.25	$0.37	November 29, 2010
Damien Reynolds[(2)]	450,000	$0.25	$0.37	November 29, 2010
Nadia Traversa[(3)]	15,000	$0.25	$0.37	November 29, 2010

(1) Subsequent to financial year end dated February 28, 2006, Mr. Leary was granted 215,000 options at an exercise price of $0.90 until April 10, 2011.

(2) Subsequent to financial year end dated February 28, 2006, Mr. Reynolds was granted 745,000 options at an exercise price of $0.90 until April 10, 2011.

(3) Nadia Traversa resigned as a director effective February 6, 2006.

Management Contracts

Management functions of Bayswater are not, to any substantial degree, performed by a person or persons other than the directors or senior officers of the Corporation, except as described below.

Bayswater has entered into an agreement dated October 1, 2005 with Longview Strategies Incorporated, whereby Longview has agreed to provide services to Bayswater including sourcing project opportunities, assisting in the development of financial plans and budgets relating to exploration and sourcing financing opportunities. Pursuant to the agreement, Bayswater shall pay to Longview a fee of $15,000 per month, payable ½ in cash and ½ in common shares of Bayswater.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which Bayswater has in place is its stock option plan (the "Bayswater Plan") which was previously approved by the Shareholders on July 25, 2005. The Bayswater Plan has been established to attract and retain employees, consultants, officers or directors to Bayswater and to motivate them to advance the interests of Bayswater by affording them with the opportunity to acquire an equity interest in Bayswater. The Bayswater Plan is administered by the directors of Bayswater. The Bayswater Plan provides that the number of Shares issuable under the Bayswater Plan, together with all of Bayswater's other previously established or proposed share compensation arrangements may not exceed 10% of the total number of issued and outstanding shares. All options granted under the Bayswater Plan must expire on a date not later than five years after the date of grant.

Equity Compensation Plan Information as at February 28, 2006

Plan Category	Column (a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	Column (b) Weighted-average exercise price of outstanding options, warrants and rights	Column (c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) as at February 28, 2006
Equity compensation plans approved by securityholders	1,605,000	$0.34	89,852
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	1,605,000	$0.34	89,852

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed below, to the knowledge of management of Bayswater, there has been no director or officer, or any shareholder holding a sufficient number of securities of Bayswater to affect materially the control of Bayswater that is, or within the 10 years before the date of this Circular has been, a director or officer of any other issuer that, while that person was acting in that capacity was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Damien Reynolds was and is a director of Salmon River Resources Ltd. ("SAL") (formerly WPI Gold Ltd.), a company listed on NEX, which was the subject of a cease trade order of the B.C. Securities Commission dated November 25, 2003 (the "BCCTO") and a cease trade order of the Alberta Securities Commission issued on December 2, 2003 (the "ABCTO") for failure to file its Annual Financial Statements for the period ended June 30, 2003. The annual financial statements of SAL were filed in February 2004, and the BCCTO was revoked on February 9, 2004. The ABCTO was lifted on October 31, 2005, and the securities of SAL commenced trading on the TSX Venture Exchange on January 23, 2006.

Mr. Reynolds was and is a director of Tournigan Ventures Corporation (now called Tournigan Gold Corporation) ("TVC") on January 21, 2002, when the British Columbia Securities Commission issued a cease trade order against TVC for failure to file its audited financial statements and supporting documentation within the time provided. Upon raising necessary funds to pay the auditors, financial statements were completed and filed and the cease trade order was lifted by the British Columbia Securities Commission on April 23, 2002, and by the Alberta Securities Commission on May 10, 2002. TVC's shares were suspended from trading on the TSX Venture Exchange on the issuance on the first cease trade order. They were reinstated for trading May 21, 2002.

Personal Bankruptcies

To the knowledge of management of Bayswater, there has been no director or officer, or any shareholder holding a sufficient number of securities of Bayswater to affect materially the control of Bayswater, or a personal holding company of any such person that has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

Penalties or Sanctions

To the knowledge of management of Bayswater, no director or officer, or any shareholder holding a sufficient number of securities of Bayswater to affect materially the control of Bayswater, has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of Bayswater will be subject in connection with the operations of Bayswater. In particular, certain of the directors and officers of Bayswater are involved in managerial or director positions with other mineral exploration and investment companies whose operations may, from time to time, be in direct competition with those of Bayswater or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Bayswater. Conflicts, if any, will be subject to the procedures and remedies available under the BCBCA. The BCBCA provides that in the event that a director has a material interest in a contract or proposed contract or agreement that is material to Bayswater, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with, the BCBCA.

Indebtedness of Directors, Executive Officers and Senior Officers

No person who is or at any time since the commencement of Bayswater's last completed financial year was a director, executive officer or senior officer of Bayswater, and no associate of any of the foregoing persons has been indebted to Bayswater at any time since the commencement of Bayswater's last completed financial year. No guarantee, support agreement, letter of credit or other similar arrangement or understanding has been provided by Bayswater at any time since the beginning of the most recently completed financial year with respect to any indebtedness of any such person.

Interest of Management and Others in Material Transaction

Except as disclosed below, the directors, executive officers and principal shareholders of Bayswater or any associate or affiliate of the foregoing have had no material interest, direct or indirect, in any transactions in which Bayswater has participated within the three year period prior to the date of this Circular, which has materially affected or will materially affect Bayswater.

Longview Strategies Incorporated, an insider of Bayswater, by virtue of being a holder of in excess of 10% of the issued and outstanding Bayswater Shares, is a party to two mineral property agreements (the "Property Agreements"), a property finance and management agreement (the "Finance Agreement") and an investor relations agreement (the "IR Agreement") with Bayswater. The Property Agreements and the Finance Agreement were approved by the Bayswater Shareholders, with Longview Strategies Incorporated abstaining from voting, at Bayswater's extraordinary meeting held on January 6, 2006. The IR Agreement remains subject to the approval of the Exchange and the Bayswater Shareholders at the Bayswater Meeting. Mr. Damien Reynolds, the Chairman and a Director of Bayswater, is also a director, Chief Executive Officer, Chairman and a control person of Longview, holding approximately 45% of the issued and outstanding capital of Longview.

Directors and Officers

The directors of Bayswater include its President, George Leary, its Chairman, Damien Reynolds, Ken Armstrong and Marion McGrath. Mark Gelmon acts as Bayswater's Chief Financial Officer and Nadia Traversa as its Corporate Secretary.

The following table sets out the names of directors and officers, the positions and offices which they presently hold with Bayswater, their respective principal occupations within the five preceding years and the number

of shares of Bayswater which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Circular:

Name of Director, Municipality of Residence and Present Offices Held	Principal Occupation(1)	Director/Officer Since	Shares Beneficially Owned or Controlled(2)
Damien Reynolds, Vancouver, B.C. Chairman, and Director	Chairman and CEO of Longview Strategies Incorporated, Chairman of Tournigan Gold Corporation	February 6, 2006	1,117,400(3)
George Leary, (5) Calgary, Alberta President and Director	President and CEO of Bayswater Ventures Corp.	January 22, 2003	966,641(4)
Marion McGrath (5), Vancouver, B.C. Director	Self Employed Businesswoman, iO Corporate Services	January 29, 2004	Nil
Ken Armstrong, (5) Vancouver, B.C. Director	President and CEO of Strongbow Exploration Inc.	February 6, 2006	Nil
Nadia Traversa, Delta, B.C. Corporate Secretary	Legal Assistant, Anfield, Sujir, Kennedy & Durno, Barristers & Solicitors	August 23, 2004	Nil
Mark Gelmon, Vancouver, B.C. Chief Financial Officer	Financial & Management Consultant, President of 0746299 B.C. Ltd.	July 25, 2005	Nil

(1) The information as to principal occupation, business or employment and shares beneficially owned or controlled is not within the knowledge of the management of Bayswater and has been furnished by the respective individuals. Each director or officer has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

(2) The approximate number of shares of Bayswater carrying the right to vote in all circumstances beneficially owned directly or indirectly, or over which control or direction is exercised by each proposed nominee as at the date hereof is based on information furnished by the transfer agent of Bayswater and by the directors and officers themselves.

(3) All of the shares held by Damien Reynolds are held by Longview Investment Ltd., a private Irish company, the shares of which are held by Damien Reynolds.

(4) 351,666 of these shares are held by GML Minerals Ltd., a private consulting company, owned by George Leary and his wife, Margaret Leary; and 175,000 of these shares are held by Tri-Minex Resources Corp., a private company, the shares of which are held solely by George Leary.

(5) Member of the Audit Committee

Promoters / Investor Relations

Other than its directors and officers, there is no person who is or who has been within the two years immediately preceding the date of this Circular, a 'promoter' of Bayswater as defined under applicable Canadian securities laws.

Bayswater has engaged the European firm of Pascal Geraths Gesellschaft für Presse-und Öffentlichkeitsarbeit mbH ("PGGPO") to conduct investor relations activities for the Company in Europe. PGGPO, through its principal Pascal Geraths, is an experienced public relations firm in Europe, specializing in resource companies. Bayswater will pay to PGGPO a monthly fee of €7,500 under the terms of a one-year service agreement (the "Geraths Agreement"). Mr. Geraths has also been granted an option to acquire 300,000 shares at $0.75 per share for a period of five years, vesting in equal quarterly stages over the first year. The Geraths Agreement is subject to approval by the Exchange.

On July 5, 2006, Bayswater announced it had entered into an agreement dated June 15, 2006 with Longview Strategies Inc. to conduct investor relations activities for Bayswater (the "Longview Agreement"). The Longview Agreement has been postponed pending review by the board of directors of the Resulting Issuer and may be reinstated, amended or terminated following the completion of the Arrangement.

Legal Proceedings

Bayswater is not a party to any legal proceedings currently material to it or of which any of Bayswater's properties is the subject matter, and no such proceedings are known by Bayswater to be contemplated.

Auditor, Transfer Agent and Registrar

The auditor of Bayswater is Davidson & Company, Chartered Accountants, 1200-609 Granville Street, Vancouver, British Columbia, V7Y 1G6. The registrar and transfer agent of the Bayswater Shares is Pacific Corporate Trust Company, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

Material Contracts

Except for contracts entered into in the ordinary course of business, the only contracts entered into by Bayswater in the two years immediately prior to the date hereof that can reasonably be regarded as presently material to Bayswater are as follows:

(a) Letter Agreement dated November 17, 2005 between Bayswater and Longview regarding mineral claim blocks located in Newfoundland. See *"Information Concerning Bayswater – General Development of the Business";*

(b) Letter Agreement dated November 17, 2005 between Bayswater and Longview regarding mineral concessions located in Niger. See *"Information Concerning Bayswater – General Development of the Business";*

(c) Letter Agreement dated January 4, 2006 between Bayswater and Strongbow Explorations Inc. ("Strongbow") for the acquisition of all of the issued and outstanding shares of Jadebay Ltd., a private Irish company holding licenses comprising the Avoca Project. See *"Information Concerning Bayswater – General Development of the Business";*

(d) Letter Agreement dated January 23, 2006 between Bayswater and Strongbow regarding a joint venture arrangement. See *"Information Concerning Bayswater – General Development of the Business";*

(e) The Letter of Intent between Pathfinder and Bayswater dated April 17, 2006; and

(f) The Arrangement Agreement dated July 10, 2006 between Bayswater and Pathfinder. See *"Information Concerning the Arrangement."*

.All of the contracts specified above may be inspected at the registered offices of Bayswater at 2080-777 Hornby, Vancouver, B.C., V6Z 1S4 during normal business hours up to the date of the Bayswater Meeting.

INFORMATION CONCERNING PATHFINDER

The following information reflects the current business, financial and share capital position of Pathfinder. See "Information Concerning the Resulting Issuer" for pro forma business, financial and share capital information relating to Pathfinder as amalgamated as Amalco following the conclusion of the Arrangement.

Corporate Structure

Pathfinder was incorporated on December 22, 1993 pursuant to the BCBCA and the laws of the Province of British Columbia under the name Pathfinder Resources Ltd. and has a registered office at 1710 – 1177 West Hastings Street, Vancouver, B.C. V6E 2L3 and a head office at Suite 510, 510 Burrard Street, Vancouver, B.C., V6C 3A8.

On March 14, 2005, the board of directors of Pathfinder approved the transition of Pathfinder as required pursuant to the BCBCA, and Pathfinder filed a transition application containing a Notice of Articles which replaced Pathfinder's Memorandum. On May 11, 2005, Pathfinder filed a Notice of Alteration with the Registrar of Companies (British Columbia) altering its Notice of Articles to increase its authorized capital from 100,000,000 common shares to an unlimited number of common shares, to adopt a new set of Articles and remove the pre-existing company provisions (as defined in the BCBCA).

Pathfinder is a reporting issuer in the Provinces of British Columbia and Alberta, and its common shares are listed for trading on the TSX Venture Exchange.

Pathfinder currently has no subsidiaries.

General Development of the Business

Pathfinder is in the business of exploring for mineral deposits on a worldwide basis with current projects in Canada and Central America. Pathfinder acquires properties directly by staking or through option agreements with prospectors or other exploration companies. Pathfinder is also committed to developing new projects through regional reconnaissance, property examinations and by liaison with a network of industry contacts. None of the properties that Pathfinder currently owns or holds under option have been adequately explored to prove the existence of ore reserves. Pathfinder's current projects comprise a uranium reconnaissance program in Central America and uranium exploration properties in Canada.

Currently, Pathfinder's largest uranium project is the Thelon Basin property located in the Northwest Territories, 300 kilometres north of the Athabasca Basin. The Thelon Basin property currently encompasses approximately 551,354 hectares of land within and peripheral to the southeastern portion of the Thelon Basin located approximately 500 kilometres east of Yellowknife, Northwest Territories, Canada. The property is 100% owned by Diamonds North Resources Ltd. (TSX-V: DDN) ("Diamonds North"), a company focussed on diamond exploration. In April 2005 Pathfinder entered into a memorandum of understanding with Diamonds North to earn an 80% interest in the uranium rights to the property.

In Newfoundland, Pathfinder has acquired two properties covering approximately half the Hermitage Flexure geological belt, a 100 kilometre by 10 kilometre structural arch with a number of uranium prospects hosted by volcanic and sedimentary rocks. The Hermitage uranium properties comprise two claim blocks totalling approximately 37,143 hectares located in southwestern Newfoundland in the Hermitage Flexure geological belt. Pathfinder's staking consists of large claim blocks at both ends of Commander Resources Ltd.'s (TSX-V: CMD) ("Commander") 50 km long White Bear River and Blue Hills uranium properties. One block of 23,100 hectares is on the east side of the White Bear River property; the other block of 14,043 hectares extends over prospective geology westward from Commander's Blue Hills property. Pathfinder now holds mineral rights for about half of the 100 kilometre belt. In addition, in June 2006, Pathfinder jointly staked with Commander approximately 61,000 hectares around and contiguous to Pathfinder's existing Hermitage claims.

In January 2005, Pathfinder became a participant of a strategic energy syndicate (the "Syndicate") to explore for uranium in Central America. The Syndicate consists of Pathfinder, Gold-Ore Resources Ltd. (TSX-V: GOZ) ("Gold-Ore"), and Santoy Resources Ltd. (TSX-V: SAN) ("Santoy"), all of which are Vancouver-based exploration companies. Under the terms of a letter agreement, Pathfinder and Santoy can each earn a 33.33% interest in an emerging land package by spending $500,000 each over a 4 year period. Gold-Ore currently holds a 100% interest in the land package, which is carried until the $1,000,000 is spent by Pathfinder and Santoy and then a joint venture will be formed.

The Syndicate was formed to take advantage of extensive data obtained by Gold-Ore covering exploration studies conducted by international aid programs funded by the United Nations and foreign governments. A due diligence property review by the Syndicate has confirmed uraniferous outcrops and boulders documented in the reports.

Pathfinder's exploration activities are conducted under the supervision of Victor Tanaka, P.Geol., who is a "Qualified Person" under NI 43-101. Exploration activities conducted pursuant to the Syndicate are conducted under the supervision of Robert S. Wasylyshyn P.Geo, of Gold-Ore.

Thelon, Northwest Territories

In April 2005, Pathfinder executed a memorandum of understanding (the "MOU") with Diamonds North whereby Pathfinder was granted an option to earn an 80% interest in uranium rights covering approximately 1,023,000 hectares in proximity to the Thelon Basin, located in the Northwest Territories, Canada. The MOU requires Pathfinder to make a cash payment of $100,000, complete staged issuances of a total of 2 million shares and incur exploration expenditures of $4 million over 3 years, to earn an 80% interest in the uranium rights. Diamonds North will retain a 20% interest carried to completion of a bankable feasibility study on any uranium deposits. Pathfinder will be the operator of the uranium exploration program. During the summer of 2005, a regional till and soil sampling program was conducted at the Thelon Basin property to identify high priority areas for further evaluation by deep penetration electromagnetic (EM) surveys. Pathfinder has completed its first option year exploration program, having spent approximately $400,000. In September 2005, Pathfinder and Diamonds North staked an additional 51,051 hectares along the eastern margin of the Thelon Basin, pursuant to the terms of the MOU. At the end of 2005, the area of the Thelon Basin property was reduced to 551,334 hectares.

A limited ground and geophysical survey was completed in March 2006 and an airborne electromagnetic survey is planned for July 2006. The objective of the survey is to identify priority targets for follow-up ground exploration and drilling.

On March 30, 2006, Pathfinder announced it had acquired an additional uranium exploration property in the Thelon Basin, Northwest Territories, comprised of 39,834 hectares. The new property, known as the CL Claim Block, is located adjacent to the west border of Pathfinder's other Thelon Basin property, as well as contiguous to land held by Cameco Corporation and Uravan Minerals Inc. Pathfinder's 100% interest in the CL Claim Block was acquired from a private company for $63,000, subject to a 1% gross overriding royalty, as part of the staking program announcement on December 19, 2005.

Hermitage, Newfoundland

On October 28, 2005, Pathfinder staked 1,453 claims (35,725 hectares) in two separate blocks in southwestern Newfoundland, for which a finder's fee of 150,000 common shares of Pathfinder was issued. The property is subject to a 2% net smelter royalty payable to Commander. On November 1, 2005, Pathfinder staked a further 24 claims (600 hectares) in southwestern Newfoundland. Pathfinder has completed extensive airborne geophysical surveys on these two Newfoundland uranium properties as a first phase exploration program in search of uranium deposits. Aeroquest Ltd. flew a 4,500 line kilometre survey which measured radiometric, magnetic and electromagnetic responses as part of Pathfinder's first phase exploration work in search of uranium deposits. The helicopter-borne survey covered both Hermitage properties at a flight line spacing of 100 metres.

A preliminary review of the survey data indicates that a number of priority radiometric anomalies and electromagnetic conductors have been identified. Detailed analysis of data from the geophysical survey is underway. Prospecting, ground geophysical and geological surveys will then be conducted on selected targets.

On June 28, 2006, Pathfinder announced that it had jointly staked with Commander (on a 50/50 basis) an additional 61,000 hectares around and contiguous to the existing Hermitage claims of Pathfinder and Commander. This new property, named Cochrane Pond, covers ground with geological similarities to the adjacent Hermitage properties.

Central America Uranium Syndicate

On January 11, 2005, Pathfinder, along with Gold-Ore and Santoy, created the Syndicate to explore for uranium in Central America. Under the terms of the letter agreement, Pathfinder and Santoy can each earn a 33.3% interest in any mineral exploration tenements acquired by spending $500,000 each over a four-year period. Gold-Ore will retain a 100% interest in the property which will be carried for the first $1,000,000 of expenditures, after which

a joint venture will be formed with each of the three parties having a one-third interest. Gold-Ore will act as operator for the Syndicate and all programs will be subject to approval by a management committee. The Syndicate applied for three concessions totaling 500 square kilometres in Guatemala.

In February 2006, the Syndicate was granted two contiguous mineral concessions covering 169 square kilometers in Guatemala. The Phase I program, consisting of prospecting and geochemical samplings in areas of known uranium mineralization, has been completed and results are forthcoming.

Recent Financing

On May 3, 2006, Pathfinder completed a $2 million private placement through the issuance of 3,333,333 shares at $0.60 per share to Bayswater. Proceeds from the private placement will go largely towards airborne geophysical surveys at the Thelon uranium properties in the Northwest Territories, and the Hermitage uranium project in Newfoundland. Bayswater's participation in the placement was on of its obligations pursuant to the Letter Agreement with Pathfinder relating to the Arrangement.

Previous Exploration Activities

Dude Property, BC

On September 14, 2004, Pathfinder was granted an option to acquire 100% interest in a 372 hectare property, known as the Dude property, a porphyry copper-molybdenum gold prospect, located on Texada Island, British Columbia. In late 2004 and early 2005, Pathfinder expanded the size of the property to 2,221.6 hectares by staking. In October 2005, Pathfinder completed its drill program on the Dude property. The program consisted of approximately 1,500 metres of core drilling. As of December 31, 2005, Pathfinder had terminated its option on the property and had written off expenditures incurred on the property.

Long Beach Property, BC

On July 4, 2005, Pathfinder signed a letter agreement with Lehigh Northwest Cement ("Lehigh"), whereby Pathfinder was granted an option to acquire a 100% interest in two mineral tenures located on Texada Island, British Columbia, in consideration of making cash payments totaling $68,000 ($1,000 paid) to be paid in stages, at Pathfinder's option, to December 31, 2008. Pathfinder was also obligated to incur exploration expenditures on the property of $400,000 by December 31, 2008. A 2.5% net smelter return royalty was payable to the owner of which Pathfinder had the right to purchase 1.5% for $1,500,000 at any time. As of December 31, 2005, Pathfinder had terminated its option on the property and had written off $1,000 of acquisition and exploration costs, net of recoveries, incurred on the property.

Zulema Property, Chile

In 2002, Pathfinder was granted an option to acquire a 70% interest in the Zulema property, consisting of 14 mining concessions located in the Copayapu Mining District, Province of Copiapó, Chile, in consideration of making cash payments to the optionee totaling US$2,010,000 (US$110,000 paid), to be paid in stages to February 28, 2007; issuing a total of 900,000 shares, of which 400,000 shares were to be issued in stages to February 28, 2006 (200,000 shares issued valued at $25,500) and 500,000 shares were to be issued upon the completion of an economic feasibility study; and incurring a total of US$400,000 of exploration expenditures in stages to February 28, 2006. In 2003, Pathfinder completed a due diligence field examination and a 17.5 line kilometre ground geophysical survey that outlined a 1.2 kilometre induced polarization ("IP") anomaly that is coincident with a distinct zone of high magnetic susceptibility. In June 2003, Pathfinder completed a preliminary reverse circulation drilling program that identified a large mineralized system and continued on with a core drilling program which confirmed the potential for a large Candelaria type copper-gold mineralized system. In December 2003, Pathfinder completed property wide IP and magnetic surveys. The surveys delineated a 4 kilometre by 1 kilometre IP anomaly and several coincident magnetic anomalies. Pathfinder's initial drilling of six holes in the South Zone returned encouraging results. Hole Z-03-02 intersected 99.2 metres grading 0.24% copper and 0.06 g/t gold including 22.7 metres of 0.45% copper and 0.11 g/t gold, as well as 3.2 metres of 0.86% copper and 0.23 g/t gold. In July 2004, Pathfinder completed a four-hole reverse circulation drill program totaling 1,620 metres. Three of the four holes encountered long intervals of

low-grade copper and gold mineralization. The single holes drilled in each of the North and Central Zones were the first tests of these areas. Together with the South Zone, they covered coincident induced polarization, magnetic and gravity anomalies distributed over a 7.5 kilometre strike length. Pathfinder drilled a total of ten holes on the Zulema property, with several of the holes in the South Zones encountering long intersections of low-grade sulphide copper and gold mineralization in magnetiferous andesite. The results were not of sufficient grade to merit further work. As at December 31, 2004, Pathfinder had terminated its option on the property and has written off expenditures incurred on the property.

Sachem Bay Property, Labrador, Canada

In January 2003, Pathfinder was granted an option to earn a 100% interest in a mining license located in Labrador, Canada in consideration of issuing a total of 250,000 common shares and making cash payments. Pathfinder was also required to incur exploration expenditures of $1,000,000 to be expended by January 31, 2007. In February 2003, Pathfinder issued 50,000 common shares, valued at $5,000, and paid $10,000 to the optionor, pursuant to the terms of the agreement. An additional 25,000 common shares, valued at $2,500, were issued as a finder's fee. During the period April 2003 to June 2003, Pathfinder obtained all permits necessary to commence drilling the property in early August 2003. As well, helicopter, camp, diamond drilling and geological consultants were secured. During the period ended September 30, 2003, Pathfinder completed a 7 hole, 1310 metre drill program. Pathfinder received a grant, in the amount of $100,000, under the Newfoundland and Labrador Government Junior Company Exploration Assistance Program. In December 2003, based on the results from the drill program, Pathfinder ceased exploration activity on the property and wrote off the expenditures incurred on the property.

Narrative Description of the Business

Pathfinder is in the business of acquiring and developing mineral exploration properties, primarily in Canada. Pathfinder's properties have not reached commercial production and none of its properties are beyond the exploration stage.

Pathfinder's principal mineral property is the Thelon Basin uranium property in Northwest Territories. The following summary of the Thelon Basin uranium property has been prepared by Victor Tanaka, P.Geo, who is a "Qualified Person" under NI 43-101 and is the President and a director of Pathfinder.

Thelon Basin Uranium Project, NWT

Property Description and Location

The Thelon Basin uranium property (in this section referred to as the "property") is situated in the southern portion of the Thelon Basin 520 kilometres east of Yellowknife in southeastern Northwest Territories. The property is located at the juncture of NTS mapsheets 65M, 65L, 75P, and 75I at geographic coordinates 63° N, 104° W. The property is composed of 26 permits (1,110,085 acres) and 54 claims (126,146 acres) totalling 1,236,231 acres.

The Property is 100% owned by Diamonds North Resources Ltd. ("Diamonds North"). On April 11, 2005 Pathfinder entered into an agreement by way of a memorandum of understanding (the "MOU") for a right to earn an 80% interest in Diamonds North's 100% interest in all mineral deposits on the property containing more than 0.05% U_3O_8. Terms of the MOU include:

Cash Payments

- $25,000 on signing the MOU (completed)
- $75,000 within 2 weeks of receipt of regulatory approval of the MOU (completed; regulatory approval of the MOU was received on May 18, 2005).

Share Issuances

- 1 million shares within 2 weeks of regulatory approval (completed)
- 500,000 shares on first anniversary of regulatory approval (completed)
- 500,000 shares on second anniversary of regulatory approval (optional)

Expenditures

- $400,000 during first year of agreement (completed)
- $1,600,000 during second year of agreement (optional)
- $2,000,000 during third year of agreement (optional)

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The property is located in the barren lands of northern Canada and there are no permanent human residents in the area. The geography is a flat to rolling peneplain at a low average elevation above sea level that is dotted with numerous lakes of variable size, many of which have no connected drainage. The land surface is composed of extensive glacial till deposits with boulder fields of frost heaved boulders. There are many long sinuous eskers, and raised beaches and strandlines are common.

Vegetation is typical of Arctic tundra landscape with sparse lichens, moss, sedge, grasses, Labrador tea bushes and dwarf willow and stunted birch trees in and around watercourses.

The property is remote and only accessible all year-round by aircraft from local communities such as Baker Lake and Rankin Inlet in the east and Yellowknife in the west. During the 2005 prospecting program, access was achieved by flying 1200 kilometres northeast from Winnipeg, Manitoba via fishing charter to Kasbah Lake Lodge, NWT and then 250 kilometres north to Tukto Lodge, NWT located on Mosquito Lake at the eastern extent of the property. Tukto Lodge was used as a staging area during the summer for prospecting.

It is possible for bush aircraft like the De Havilland Twin Otter to land on the occasional smooth, straight section of eskers that are prevalent throughout the area. In the winter, ski equipped fixed-wing aircraft and in the summer float equipped fixed-wing aircraft can land on any number of lakes in the area. Larger, heavy-lift, fixed-wing aircraft, such as the Hercules C140 could land on the larger lakes in the winter once a landing strip has been prepared. Supplies and equipment can also be transported overland in the winter by snowcat trains because there is little in the way of geographic impediments in the mainland Arctic. Access in and around the property for exploration purposes is best achieved by helicopter and on foot and snowmobile in the winter. All terrain vehicles are not allowed in the summer because they disturb the tundra flora.

The climate is severe in winter, averaging about –30° C. Thin snow cover, frozen ground, and lake ice generally persist from about Sept to June. Average summer temperature is about 10° C.

Most northern communities are serviced by daily commercial flights from the south. The bulk of staple supplies for most of the northern communities are brought in by annual sealift, so they have limited capacity to support exploration. Supplies and equipment are best brought in on an as needed basis from Yellowknife. Yellowknife has a cadre of exploration service companies, owing to a long history of gold mining in the area and the recent exploration and development of diamonds in the Lac de Gras area and it is connected to the south by road, unlike most northern communities.

History

The first recorded exploration on the property occurred in 1969 with airborne gamma ray spectrometer surveys and related follow-up of anomalies, geochemical surveys and geological mapping on permits now incorporated by the west side of the property. The focus of most of this work and subsequent work in the area was the Thelon sandstone, a large portion of which is covered by the property.

Another phase of exploration ensued in the area in 1976 in the wake of the discovery of uranium at Rabbit Lake in the Athabasca Basin in Saskatchewan in the early 1970 s by Gulf Minerals. Major companies including Gulf Minerals, Texas Gulf Inc., Hudson Bay Oil and Gas, ESSO Minerals, Canadian Nickel Company and Union Oil were involved. Most of the work focused on the unconformity at the base of the Thelon sandstone around the rim of the Thelon Basin where the unconformity is exposed and, to a lesser extent, on the interior parts of the Basin. The property covers approximately 100 kilometres of the exposed sandstone contact. Exploration continued in the

area until the mid 1980 s by some of the more significant uranium exploration companies such as Urangesellschaft, Uranerz and PNC Canada Exploration, concentrated primarily on the unconformity at the base of the Thelon Basin.

Initial exploration approaches typically involved lake sediment sampling, airborne radiometric surreys and follow-up systematic prospecting with scintillometers to find radioactive outcrops and/or boulders. This work resulted in the discovery of a large number of showings and boulders in the area. Although this work, on the southeastern side of the Thelon Basin, did not result in a significant discovery, uranium mineralization has been found on the southwestern side of the Basin on the Boomerang property of Uravan Minerals Inc. ("Uravan"). The mineralization at Boomerang is uranium polymetallic mineralization associated with graphitic pelitic gneiss and faults comparable to the environment at the uranium deposits in Saskatchewan. In some of the Saskatchewan deposits the faults are reverse faults that transpose the basement on top of the Athabasca sandstone. Uravan reports 0.5 metres of 0.50% U_3O_8, 22.4 g/t Au and 12.3 g/t Ag at Boomerang. The Boomerang property and other extensive landholdings along the southwest side of the Thelon Basin are now subject to a joint venture with Cameco Corp.

The most recent available reported work in the area is by Cogema Resources on the Tristin Project which borders the property on the southwest. This work involved deep penetrating geophysics to explore the deeper parts of the Thelon Basin using methods developed in the Athabasca Basin. Gulf Minerals drilled 3 holes on geophysical targets to the west of the property where the sandstone was found to be 250 metres to 330 metres thick. Targets at these depths are well within the range of modern geophysical exploration strategies. The maximum thickness of the Thelon sandstone in the area as determined by seismic reflection surveys is 1052 metres.

Geological Setting

The property lies in the Churchill Province of the Canadian Shield. The basement rocks in the area are Archean gneissic rocks, gneissic granites and large, granitic to gabbroic intrusives. Small, irregular pods and veins of amphibolite may also be present and locally there are volcanic and metavolcanic greenstone belts. Diabase dykes are prominent. Included in the Archean basement complex are subordinate sedimentary and metasedimentary rocks of the Hurwitz Group (quartzite, sandstone, conglomerates and iron formation) which is Aphebian in age.

The Paleohelikian Dubawnt Group unconformably overlies the basement. The Dubawnt Group consists of the Thelon Formation, at the top, followed by the Pitz Formation, the Christopher Island Formation, the Kazan Formation and the South Channel Formation at the bottom.

The Thelon Formation is made up of sandstone, pebble sandstone and conglomerate. Sandstone makes up the bulk of the Thelon Formation. The sandstone is white to cream to maroon in color. It is medium to coarse grained, well sorted, friable and contains minor clay. Cross bedding is common. The conglomerate is polymictic with well rounded quartz cobbles and basement clasts. A regolith may be present where the Thelon overlies the Archean basement. The regolith is characterized by heavy kaolinization of feldspars, local hematization and relic banding where the gneisses involved have well developed foliation. The Pitz Formation consists of red coloured quartz feldspar porphyry flows and related dykes and plugs. In places the flows are separated by coarse conglomerate and minor sandstone. The Christopher Island Formation consists of volcanic flows, volcanoclastic sediments and sedimentary rocks. The volcanic flows are massive and vary in composition from andesite to trachytite with local amygdaloidal basalt flows. Agglomerate, tuff, volcanic conglomerate and minor sandstone are interlayered within the volcanic flows. The Kazan Formation and the South Channel Formation are made up of a thick sequence of reddish coloured fine to medium grained feldspathic sandstone and conglomerate, respectively. These Formations were deposited in rifts in the basement and are not widespread. Intrusives in the area include the Outlet Bay granite and lamprophyre dykes which are considered intrusive equivalents of the Christopher Island and Pitz Formations. Diabase dykes attributed to the Mackenzie Dyke swarm cut through all the formations in the area.

Paleozoic, Ordovician to Silurian, fossiliferous limestone lying unconformably on the Dubawnt Group is the youngest formation in the area. Fossiliferous limestone found on the west shore of Nickolson Lake on NTS map 65L10 probably represent these rocks.

Exploration

The 2005 exploration program on the property focussed on data verification for the voluminous data found in historic assessment reports. The program consisted of follow-up prospecting of historically reported radioactive boulder trains by Pathfinder and regional scale soil/till geochemistry conducted by and in conjunction with Diamonds North's diamond exploration program.

Uranium Geochemistry Survey

Analytical results for uranium were sorted into two subgroups based on basement lithologies, being the Thelon Basin sediments or Basement gneisses and granitoids. The sorting divisions include:

Geochemical Soil/Till Sampling Divisions

Lithology	< 65 % (low)	65-95 % (med)	> 95 % (high)
Basement	< 1.0 ppm U	1.0-2.0 ppm U	2.0-4.5 ppm U
Basin	<0.6 ppm U	0.3-1.0 ppm U	1.0-2.9 ppm U

The sampling density was at a reconnaissance scale (~2km) and so no correlation between samples is possible at this time. Samples considered highly (> 95%) and moderately (65-95%) anomalous in uranium values located within the Thelon Basin generally occurred to the east and central portion of the property.

The fact that soil samples were higher in uranium to the east of the basin may only be a factor of glacial dispersion of higher uranium-bearing basement rocks across the basin. Two northeasterly trending structures transect the property in the locality of the anomalous sample occurrences, which also may be a potential source of uranium enrichment in soils. Additional work will be required to focus future sampling programs.

Prospecting Survey

A historic compilation of prospecting surveys delineated numerous radioactive sandstone boulder trains. From July 18 to 22, 2005 representatives of Pathfinder, including V. Tanaka (President) and L. Peters, P.Geo., conducted a limited prospecting survey. Five localities on the property were investigated where occurrences of radioactive sandstone boulder trains were historically reported.

Boulder trains were investigated using an SPP 2 NF Scintillometer. A total of 54 radioactive boulders were found and measured for radioactivity (total counts per second). Results from boulders were recorded from background to 425 cps. Background (as historically reported in Assessment Reports) scintillometer values for Thelon Basin sandstones are generally between 40 - 60 cps.

Mineralization

Unconformity uranium deposits occur at the unconformity between sandstone in Proterozoic basins and the underlying basement rocks, commonly made up of graphitic and/or pyritic metapelitic units. The uranium mineralization precipitates from connate groundwater circulating in the basin (and basement) and is often structurally controlled by faults and fractures where the high porosity channels the groundwater flow. Uranium occurs as either the predominant mineral (monometallic deposits) or with other metals (polymetallic deposits). The monometallic deposits typically occur below the unconformity in the basement rocks and perched above the unconformity in the sandstone while the polymetallic deposits typically occur along the unconformity (Ruzicka, 1993). The 'perched' mineralization can be a considerable distance above the unconformity and may result in radioactive boulders at the surface which point to mineralization at depth.

Mineralized boulders to the extreme eastern portion of the basin occur as partially or completely hematized conglomeratic sandstones and bedded sandstones. To the west, mineralized samples generally occur in hematized sandstones.

Drilling

Pathfinder has not completed any drilling on the property to date.

Sampling and Analysis

Soil or till samples were taken at a reconnaissance scale at 180 locations on the property concurrently with tills being collected for diamond indicator minerals by Diamonds North. A small 4 x6 brown paper kraft soil sample bag was filled with till/soil at each site. An additional 29 till samples were collected to the northwest of the property. These were taken along two separate lines oriented perpendicular to a uranium boulder train. The northern line consisted of 13 samples, and the southern line 16. The samples were analyzed for a 36-element suite at Acme Analytical Laboratories of Vancouver, BC.

Security of Samples

Care was taken to thoroughly clean all equipment before leaving the site to prevent contamination of the next sample. All samples were brought back to camp at the end of the day. The samples were air shipped to Vancouver and sent directly to Acme Analytical Laboratories. Grab samples taken during the prospecting program were hand delivered to Pathfinder's offices in Vancouver.

Mineral Resources and Mineral Reserves

There are no known historic or present mineral resources or reserves on the property.

Mining Operations

No past or present mining operations have been or are being conducted on the property.

Exploration and Development

As announced in its January 19, 2006 news release and updated by a March 2, 2006 news release, Pathfinder has entered into a contract with Fugro Airborne Surveys to conduct a comprehensive airborne geophysical survey over the property in the Northwest Territories, Canada. The survey consists of a 9,000 line-kilometre, deep penetrating, electromagnetic (EM) survey, utilizing Fugro's proprietary MEGATEM II system. The objective of the survey is to identify conductive graphitic sediments that are spatially associated with geologic structures and uranium mineralization. The MEGATEM II survey will cover the majority of the property. Developed in 2001, MEGATEM II is considered superior to survey systems used during the last major uranium exploration boom in the 1970 s as it can detect conductors considerably deeper in the earth and at much higher resolution. Conductors defined by the survey program will provide targets for follow-up ground exploration and drilling.

Selected Consolidated Financial Information and Management's Discussion and Analysis

The following tables set out certain selected consolidated financial information of Pathfinder for the periods indicated.

Annual Data

	Three Months ended March 31, 2006 (unaudited)	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Total Expenses	$101,887	$366,128	$298,305	$208,727
Net Income (Loss)	($351,237)	($553,746)	($978,888)	($356,508)
Per Share – Basic and Diluted	($0.01)	($0.03)	($0.06)	($0.03)
Total Assets	$1,849,027	$1,896,637	$166,588	$738,812
Long Term Liabilities	Nil	Nil	Nil	Nil
Working Capital	$596,887	$1,137,969	$91,998	$718,399
Weighted average Common Shares issued and outstanding (end of period)	27,751,348	20,793,470	16,060,974	13,570,829

Quarterly Data

	Fourth Quarter ended December 31, 2005	Third Quarter ended September 30, 2005	Second Quarter Ended June 30, 2005	First Quarter Ended March 31, 2005	Fourth Quarter Ended December 31, 2004	Third Quarter Ended September 30, 2004	Second Quarter Ended June 30, 2004	First Quarter Ended March 31, 2004
Total Expenses	$118,927	$92,401	$64,654	$90,776	$49,443	$92,806	$43,883	$112,373
Net Income (Loss)	($306,967)	($90,872)	($64,280)	($91,627)	($730,576)	($92,676)	($43,957)	($111,679)
Per Share – basic and diluted	($0.03)	($0.01)	($0.01)	($0.01)	($0.06)	($0.01)	($0.01)	($0.01)

Managements Discussion and Analysis

Management's Discussion and Analysis ("MD&A") of financial conditions and results of operations should be read in conjunction with Pathfinder's annual financial statements and notes thereto for the years ended December 31, 2005, December 31, 2004 and December 31, 2003 and for the unaudited interim financial statements for the three month period ended March 31, 2006, which are available on SEDAR at www.sedar.com and appended as Schedule "I" to this Circular. Pathfinder's MD&A for the years ended December 31, 2005, December 31, 2004 and December 31, 2003 and for the three month period ended March 31, 2006 are appended as Schedule "J" to this Circular.

Trends and Business Risks

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, Pathfinder strives to manage such risks to the extent possible and practical. Following are the risk factors most applicable to Pathfinder:

Industry

Exploring and developing mineral resource projects bears a high potential for all manner of risks. Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen. Moreover, even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. Pathfinder closely monitors its activities and those which could impact them, and employs experienced consulting, engineering and legal advisors to assist in its risk management reviews. Although Pathfinder has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee Pathfinder's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Metal Prices

The principal activity of Pathfinder is the exploration and development of resource mineral properties. The feasible development of such properties is highly dependent upon the price of metals. A sustained and substantial decline in commodity prices could result in the write-down, termination of exploration and development work or loss of Pathfinder's interests in identified resource properties. Although such prices cannot be forecasted with certainty, Pathfinder carefully monitors factors that could affect commodity prices in order to assess the feasibility of its resource projects.

Political Risk

Pathfinder has entered into an agreement to earn a 33.3% interest in a land package located in Central America and as such, that portion of Pathfinder's business may be exposed to various and unpredictable levels of political, economic and other risks and uncertainties specific to the foreign country. While the current political climate is considered by Pathfinder to be stable, there can be no assurances that this will continue indefinitely. Pathfinder does not presently maintain political risk insurance for its foreign exploration projects.

Environmental

Pathfinder is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. Pathfinder may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. Pathfinder conducts its mineral exploration activities in compliance with applicable environmental protection legislation. Pathfinder is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to Pathfinder.

Outlook

Pathfinder will continue to seek out and review projects that exhibit potential to host large ore bodies of commodities with strong prospects to increase in value. Pathfinder looks forward to continuing to expand its holdings as well as success in exploring and developing its properties.

Please see also "*Risk Factors*" above.

Description of the Securities

The authorized capital of Pathfinder consists of an unlimited number of Pathfinder Shares without par value. As at the date of this Circular, there are 32,519,324 Pathfinder Shares issued and outstanding. The holders of the Pathfinder Shares are entitled to vote at all meetings of shareholders of Pathfinder Shares, to receive dividends if, as and when declared by the directors and to participate rateably in any distribution of property or assets upon the liquidation, winding-up or other dissolution of Pathfinder. The Pathfinder Shares carry no pre-emptive rights, conversion or exchange rights, redemption, retraction, repurchase, sinking fund or purchase fund provisions. There

are no provisions requiring the holder of Pathfinder Shares to contribute additional capital and no restrictions on the issuance of additional securities by Pathfinder. There are no restrictions on the repurchase or redemption of Pathfinder Shares by Pathfinder except to the extent that any such repurchase or redemption would render Pathfinder insolvent pursuant to the BCBCA.

Pathfinder also has outstanding, as of the date hereof, warrants to purchase up to 1,189,666 Pathfinder Shares, with each warrant exercisable to purchase one Pathfinder Share at a price of $0.20 per share and having expiry dates of July 7, 2006 and July 26, 2006 in accordance with the terms of the certificates representing such warrants.

Pathfinder also has outstanding, as of the date hereof, options to purchase up to 1,905,000 Pathfinder Shares with each option exercisable to purchase one Pathfinder Share at exercise prices ranging from $0.15 to $0.375 and having expiry dates ranging from December 19, 2006 to February 23, 2011 in accordance with the terms of the certificates representing such options. Please see *"The Arrangement – Treatment of Warrants and Options of Bayswater and Pathfinder"*.

Dividends

Pathfinder has not declared or paid any dividends on the Pathfinder Shares since its incorporation and will not pay any prior to completion of the Arrangement.

Stock Option Plan

As of the date of this Circular, Pathfinder has 1,905,000 stock options outstanding.

Pathfinder has adopted a "fixed" stock option plan reserving up 5,562,698 shares for issuance pursuant to the stock option plan, representing 20% of the issued and outstanding common shares of Pathfinder as at the record date of its annual general meeting held on April 19, 2006. The stock option plan (the "Pathfinder Plan") was approved by the shareholders of Pathfinder at its annual general meeting held on April 19, 2006.

The purpose of the Pathfinder Plan is to attract and retain employees, consultants, officers and directors to Pathfinder and to motivate them to advance the interests of Pathfinder by affording them with the opportunity, through share options, to acquire an equity interest in Pathfinder and benefit from its growth.

The Pathfinder Plan authorizes the board of directors of Pathfinder to grant, in its absolute discretion, stock options to directors, officers, employees or consultants on such terms, limitations, conditions and restrictions as it deems necessary and advisable, subject to regulatory and Exchange approval.

The following table shows the number of options to purchase Pathfinder Shares currently issued and outstanding as at July 5, 2006.

OUTSTANDING OPTIONS

Group (Number of Persons in Group)	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Underlying Security as of date of grant(2)	Expiration Date
Directors(3)	500,000 690,000	$0.15 $0.20	$0.15 $0.20	December 19, 2006- March 20, 2008
Officers (1) (1)	100,000 100,000	$0.20 $0.20	$0.20 $0.19	March 20, 2008 March 22, 2010

Group (Number of Persons in Group)	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Underlying Security as of date of grant(2)	Expiration Date
Employees (0)	Nil	Nil		Nil
Consultants (6)	20,000 100,000 245,000 150,000	$0.15 $0.20 $0.20 $0.375	$0.15 $0.20 $0.19 $0.375	December 19,2006 March 20, 2008 March 22, 2010 February 23, 2011

(1) The market value of the Pathfinder Shares as at July 5, 2006 was $0.55, based on the closing price of the Pathfinder Shares on the Exchange on such date
(2) Based on the closing price of the Pathfinder Shares on the Exchange on the date of grant of the particular options.

Prior Sales

During the period July 5, 2005 to July 5, 2006, Pathfinder has issued the following securities:

Date	Type of Security	Number	Price	Proceeds
July 8, 2005	Flow Through Common Shares	1,285,000	$0.20	$ 257,000.00
	Common Shares	1,021,666	$0.15	$153,249.90
July 9, 2005	Common Shares	9,600	$0.15	$1,440.00
July 27, 2005	Flow Through Common Shares	1,715,000	$0.20	$343,000.00
	Common Shares	745,500	$0.15	$111,825.00
August 3, 2005	Common Shares (Exercise of Options)	75,000	$0.16	$12,000.00
	Common Shares (Exercise of Options)	55,000	$0.15	$8,250.00
August 5, 2005	Common Shares (Exercise of Options)	20,000	$0.15	$3,000.00
	Common Shares (Exercise of Options)	60,000	$0.20	$12,000.00
August 10, 2005	Common Shares (Exercise of Warrants)	30,000	$0.25	$7,500.00
	Common Shares (Exercise of Options)	25,000	$0.15	$3,750.00
	Common Shares (Exercise of Options)	10,000	$0.20	$2,000.00

Date	Type of Security	Number	Price	Proceeds
August 17, 2005	Common Shares (Exercise of Warrants)	25,000	$0.25	$6,250.00
August 22, 2005	Common Shares (Exercise of Options)	100,000	$0.15	$15,000.00
August 26, 2005	Common Shares (Exercise of Warrants)	25,000	$0.25	$6,250.00
November 18, 2005	Common Shares (Exercise of Options)	100,000	$0.20	$20,000.00
November 22, 2005	Common Shares (Exercise of Options)	50,000	$0.20	$10,000.00
	Common Shares (Exercise of Warrants)	50,000	$0.20	$10,000.00
December 1, 2005	Common Shares (Exercise of Warrants)	25,000	$0.25	$6,250.00
December 12, 2005	Common Shares (Exercise of Warrants)	50,000	$0.20	$10,000.00
December 20, 2005	Common Shares (Exercise of Warrants)	650,000	$0.25	$162,500.00
December 21, 2005	Common Shares (Exercise of Warrants)	105,000	$0.25	$26,250.00
December 22, 2005	Common Shares (Exercise of Warrants)	60,000	$0.25	$15,000.00
December 23, 2005	Common Shares (Exercise of Warrants)	25,000	$0.25	$6,250.00
December 30, 2005	Common Shares (Exercise of Warrants)	2,035,000	$0.25	$508,750.00
January 10, 2006	Common Shares	150,000	$0.30	$45,000.00
January 25, 2006	Common Shares (Exercise of Warrants)	25,000	$0.25	$6,250.00
January 26, 2006	Common Shares (Exercise of Warrants)	47,000	$0.20	$9,400.00
February 8, 2006	Common Shares (Exercise of Warrants)	25,000	$0.25	$6,250.00
March 10, 2006	Common Shares (Exercise of Options)	50,000	$0.16	$8,000.00

Date	Type of Security	Number	Price	Proceeds
March 21, 2006	Common Shares (Exercise of Options)	45,000	$0.20	$9,000.00
March 22, 2006	Common Shares (Exercise of Options)	100,000	$0.15	$15,000.00
March 23, 2006	Common Shares (Exercise of Warrants)	20,000	$0.20	$4,000.00
March 29, 2006	Common Shares (Exercise of Options)	15,000	$0.20	$3,000.00
April 12, 2006	Common Shares (Exercise of Warrants)	50,000	$0.25	$12,500.00
April 13-27, 2006	Common Shares (Exercise of Warrants)	185,000	$0.20	$37,000.00
May 2, 2006	Common Shares	3,333,333	$0.60	$1,999,999.80
May 2-15, 2006	Common Shares (Exercise of Warrants)	317,500	$0.25	$79,375.00
May 18, 2006	Common Shares	500,000	$0.45	$225,000.00
June 28, 2006	Common Shares (Exercise of Options)	140,000	$0.20	$28,000.00

Stock Exchange Price

The Pathfinder Shares are currently listed and posted for trading on the Exchange under the symbol "PHR". The following table shows the high, low and closing prices and average trading volume of the Pathfinder Shares on the Exchange on a monthly basis for each month of the current quarter and the immediately preceding quarter and on a quarterly basis for the next preceding seven quarters.

Month	High	Low	Close	Average Volume
June 2006	$0.55	$0.41	$0.54	31,213
May 2006	$0.71	$0.41	$0.48	52,722
April 2006[(1)]	$0.82	$0.59	$0.70	147,126
March 2006	$0.69	$0.37	$0.61	168,117
February 2006	$0.40	$0.35	$0.38	59,275
January 2006	$0.40	$0.25	$0.37	107,990

Month	High	Low	Close	Average Volume
4th Quarter Ended December 31 2005	$0.30	$0.27	$0.30	82,940
3rd Quarter Ended September 30, 2005	$0.36	$0.34	$0.35	102,941
2nd Quarter Ended June 30, 2005	$0.18	$0.18	$0.18	16,783
1st Quarter Ended March 31, 2005	$0.215	$0.205	$0.205	50,881
4th Quarter Ended December 31, 2004	$0.12	$0.11	$0.11	35,846
3rd Quarter Ended September 30, 2004	$0.11	$0.11	$0.11	9,349
2nd Quarter Ended June 30, 2004	$0.15	$0.15	$0.15	5,840

(1) The trading of the common shares of Pathfinder was halted on April 17, 2006 pending review of the news release announcing the Arrangement and reinstated for trading on April 19, 2006

The closing price of the Pathfinder Shares on the Exchange on April 13, 2006, being the last trading day before the announcement of the Arrangement, was $0.61.

Escrowed Securities

Pathfinder has no securities held in escrow.

Principal Shareholders

To the knowledge of the directors and executive officers of Pathfinder, the following persons beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding Pathfinder Shares, as of the date hereof:

NAME OF SHAREHOLDER	NUMBER OF PATHFINDER SHARES	PERCENTAGE OF ISSUED AND OUTSTANDING PATHFINDER SHARES	PERCENTAGE OF ISSUED AND OUTSTANDING AMALCO SHARES AFTER GIVING EFFECT TO THE ARRANGEMENT
Richard Atkinson[(1)]	4,193,129[(2)]	12.89%[(3)]	7.60%[(4)]
Bayswater Ventures Corp.	3,333,333[(5)]	10.25%[(6)]	Nil[(7)]

(1) Of these shares, 243,000 are held by Les Enterprises de Richard Atkinson Ltee ("RA Ltee"), a private investment corporation the shares of which are held by Richard Atkinson and members of his immediate family; 3,678,129 are held by Challenge Capital Management, a partnership which is held 50% by RA Ltee; 177,000 are held by Richard Atkinson; and 95,000 are held by members of Richard Atkinson's immediate family.

(2) 4,553,129 on a fully diluted basis.

(3) 12.78% on a fully diluted basis.

(4) 6.70% on a fully diluted basis.

(5) Bayswater does not hold any securities convertible into Pathfinder Shares.
(6) 9.36% on a fully diluted basis.
(7) All Pathfinder Shares held by Bayswater will be cancelled on completion of the Arrangement.

Consolidated Capitalization

The following table sets forth the consolidated capitalization of Pathfinder as at July 5, 2006:

	Authorized	Outstanding as at July 5, 2006	Outstanding as at December 31, 2005	Outstanding as at December 31, 2004
Share Capital[(1)]	Unlimited common shares	N/A	N/A	N/A
Common Shares	Unlimited	32,519,324	27,516,491	16,641,925
Pathfinder Warrants	Unlimited	1,189,666 [(2)]	1,999,166	4,935,000
Pathfinder Options	5,562,698[(4)]	1,905,000 [(3)]	1,965,000	2,115,000

(1) As at March 31, 2006 Pathfinder had a deficit of ($5,260,236) (2004 – ($5,611,473)).
(2) The Pathfinder Warrants have exercise price of $0.20 and expire on dates between July 7, 2006 and July 26, 2006.
(3) The Pathfinder Options have exercise prices ranging from $0.15 to $0.375 and expire on dates between December 19, 2006 and February 23, 2011.
(4) The number of stock options that Pathfinder may grant is limited by the terms of its stock option plan and the policies of the Exchange. Please see *"Information Concerning Pathfinder – Stock Option Plan"*.

Pathfinder has no loan capital outstanding.

Executive Compensation

The following table (presented in accordance with Form 51-102F6 – *Statement of Executive Compensation* ("Form 51-102F6) pursuant to National Instrument 51-102 – *Continuous Disclosure Obligations*) sets forth all annual and long term compensation for services, in all capacities, to Pathfinder in each of the three most recent financial years ended December 31, 2005 (to the extent required by Form 51-102F6), in respect of the Chief Executive Officer, Chief Financial Officer and each of Pathfinder's other three most highly paid executive officers as at December 31, 2005 with annual compensation in excess of $150,000, and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively, the "Named Executive Officers").

		Annual Compensation			Long Term Compensation			
					Awards			
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation[(1)]	Securities Under Options granted (#)	Shares or Units subject to Resale Restrictions	LTIP Payouts	All other Compensation
Victor Tanaka President, CEO and Director	2005	$60,000	Nil	Nil	Nil	Nil	Nil	Nil
	2004	$60,000	Nil	Nil	Nil	Nil	Nil	Nil
	2003	$60,000	Nil	Nil	260,000[(2)]	Nil	Nil	Nil

(1) Perquisites and other personal benefits, securities or property that do not in the aggregate exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for the Named Executive Officer for the financial year, if any, are not disclosed.
(2) Exercisable at $0.20 per share until March 20, 2008.

(3) Pathfinder does not have a Chief Financial Officer.

Long-term Incentive Plan ("LTIP") Awards

A long term incentive plan ("LTIP") is a plan providing compensation intended to motivate performance over a period greater than one financial year and does not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale. Pathfinder did not award any LTIPs to the Named Executive Officer during the most recently completed financial year.

Options and Stock Appreciation Rights ("SARs")

A stock appreciation right ("SAR") is a right to receive a payment of cash or an issue or transfer of shares based wholly or in part on changes in the trading price of Pathfinder Shares. No SARS were granted to or exercised by the Named Executive Officer or any directors during the most recently completed financial year.

No stock options were granted to nor were any stock options exercised by the Named Executive Officer during the most recently completed financial year. No stock options were repriced during the financial year ended December 31, 2005.

Financial Year-End Option Values

The following table sets forth details of the number of unexercised options held by the Named Executive Officer as of December 31, 2005 and the financial year-end value of unexercised options on an aggregated basis.

Name	*Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable*	*Value of Unexercised In-the-Money Options at Financial Year-End[1] ($) Exercisable/ Unexercisable*
Victor Tanaka President, CEO and Director	510,000 / 0	$63,500 / Nil

1. Dollar value is equal to the respective number of exercisable and unexercisable stock options outstanding on December 31, 2005 multiplied by the difference between the market value of the securities underlying such options on December 31, 2005 and the exercise or base price of such options.
2. Market value is calculated as the closing price of the Pathfinder Shares on the Exchange at the relevant date.

Termination of Employment, Changes in Responsibility & Employment Contracts

Pathfinder does not have an employment contract with the Named Executive Officer, nor does it have any arrangements with the Named Executive Officer for compensation exceeding $100,000 in the event of resignation, retirement or other termination with Pathfinder, or in the event of a change of control of Pathfinder or a change in the Named Executive officer's responsibilities following a change in control.

Pathfinder has entered into a consulting agreement with Victor Tanaka to provide geological consulting services and technical expertise at a remuneration of $6,000 per month.

Compensation of Directors

Pathfinder has no formal plans pursuant to which cash or non-cash compensation was paid or distributed to executive officers during the most recently completed financial year or during the subsequent period ended July 5, 2006. Pathfinder grants incentive stock options from time to time to its directors, officers, employees and consultants in accordance with the Exchange Policies at the discretion of its board of directors. No directors received options under Pathfinder's stock option plan in their capacity as a director during the financial year ended December 31, 2005 or during the subsequent period ended July 5, 2006.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which Pathfinder has in place is its stock option plan (the "Pathfinder Plan") which was previously approved by the Shareholders on April 19, 2006. The Plan has been established to attract and retain employees, consultants, officers and directors to Pathfinder and to motivate them to advance the interests of Pathfinder by affording them with the opportunity to acquire an equity interest in Pathfinder. The Pathfinder Plan is administered by the directors of Bayswater. The Pathfinder Plan provides that the number of Pathfinder Shares issuable under the Pathfinder Plan, together with all of Pathfinder's other previously established or proposed share compensation arrangements may not exceed 5,562,698. Prior to April 19, 2006, the maximum number of shares which could be reserved for issuance under the Pathfinder Plan was 3,332,385. All options granted under the Pathfinder Plan expire on a date not later than five years after the date of grant.

Equity Compensation Plan Information as at December 31, 2005

Plan Category	Column (a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	Column (b) Weighted-average exercise price of outstanding options, warrants and rights	Column (c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) as at December 31, 2005
Equity compensation plans approved by securityholders	1,965,000	$0.20	1,367,385
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	1,965,000	$0.20	1,367,385

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed below, to the knowledge of management of Pathfinder, there has been no director or officer, or any shareholder holding a sufficient number of securities of Pathfinder to affect materially the control of Pathfinder that is, or within the 10 years before the date of this Circular has been, a director or officer of any other issuer that, while that person was acting in that capacity was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Victor Tanaka and Mr. Richard Atkinson were directors of Petra Resources Corp. Ltd. ("Petra"), a BC company listed on the CDNX (now the TSX Venture Exchange), which was suspended from trading by the CDNX on February 21, 2002 for failure to maintain transfer agent services. Mr. Tanaka was a director of Petra from September 29, 1997 to January 31, 2002 and Mr. Atkinson was a director of Petra from October 21, 1997 until August 2002.

Personal Bankruptcies

To the knowledge of management of Pathfinder, there has been no director or officer, or any shareholder holding a sufficient number of securities of Pathfinder to affect materially the control of Pathfinder, or a personal holding company of any such person that has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any

proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

Penalties or Sanctions

To the knowledge of management of Pathfinder, no director or officer, or any shareholder holding a sufficient number of securities of Pathfinder to affect materially the control of Pathfinder, has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of Pathfinder will be subject in connection with the operations of Pathfinder. In particular, certain of the directors and officers of Pathfinder are involved in managerial or director positions with other mineral exploration companies whose operations may, from time to time, be in direct competition with those of Pathfinder or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Pathfinder. Conflicts, if any, will be subject to the procedures and remedies available under the BCBCA. The BCBCA provides that in the event that a director has a material interest in a contract or proposed contract or agreement that is material to Pathfinder, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement subject to and in accordance with the BCBCA. To the knowledge of management of Pathfinder, as at the date hereof, there are no existing or potential material conflicts of interest between Pathfinder and a director or officer of Pathfinder.

Indebtedness of Directors, Executive Officers and Senior Officers

No person who is or at any time since the commencement of Pathfinder's last completed financial year was a director, executive officer or senior officer of Pathfinder, and no associate of any of the foregoing persons, has been indebted to Pathfinder at any time since the commencement of Pathfinder's last completed financial year. No guarantee, support agreement, letter of credit or other similar arrangement or understanding has been provided by Pathfinder at any time since the beginning of the most recently completed financial year with respect to any indebtedness of any such person.

Interest of Management and Others in Material Transaction

The directors, executive officers and principal shareholders of Pathfinder or any associate or affiliate of the foregoing have had no material interest, direct or indirect, in any transactions in which Pathfinder has participated within the three year period prior to the date of this Circular, which has materially affected or will materially affect Pathfinder.

Directors and Officers

The directors of Pathfinder include its President, Victor Tanaka, Richard Atkinson, Siegfried Muessig and James N. Morton. Janice Davies is Pathfinder's Corporate Secretary.

The following table sets out the names of directors and officers, the positions and offices which they presently hold with Pathfinder, their respective principal occupations within the five preceding years and the number of shares of Pathfinder which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Circular:

Name of Director/Officer, Municipality of Residence and Present Offices Held	Principal Occupation[(1)]	Director/Officer Since	Shares Beneficially Owned or Controlled[(2)]
Victor Tanaka, North Vancouver, B.C., President and Director	President, Fjordland Exploration Inc., June 1996 to Present, President, Pathfinder Resources Ltd., December 1993 to Present	December 22, 1993	1,282,842
Richard C. Atkinson, [(3)] Vancouver, B.C., Director	Independent Investor, President Les Enterprises de Richard Atkinson Ltee (a private investment company), March 1987 to Present	February 2, 1996	4,193,129[(4)]
Siegfried Muessig, [(3)] Pasadena, California, Director	Consulting Geologist	February 6, 1996	57,140
James N. Morton, [(3)] Vancouver, B.C., Director.	Solicitor, Senior Partner of Morton & Company, Barristers and Solicitors	February 24, 1994	445,087[(5)]
Janice Davies, North Vancouver, B.C., Corporate Secretary	Consultant, Administrative Services, June 1999 to Present, Corporate Secretary of Commander Resources Ltd., September 1991 to Present, of Diamonds North Resources Ltd., February 2002 to Present, of Full Metals Minerals Ltd., January 2005 to Present, of Fjordland Exploration Inc. June 2006 to Present and of Uranium North Resources Corp. from May 2006 to Present	June 5, 2006	21,000

(1) The information as to principal occupation, business or employment and shares beneficially owned or controlled is not within the knowledge of the management of Pathfinder and has been furnished by the respective directors and officers. Each such person has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

(2) The approximate number of Pathfinder Shares carrying the right to vote in all circumstances beneficially owned directly or indirectly, or over which control or direction is exercised by each director or officer as at the date hereof is based on information furnished by the transfer agent of Pathfinder and by the directors and officers themselves.

(3) Member of the Audit Committee.

(4) See "*Information Concerning Pathfinder - Principal Shareholders*" for details of the holdings of these shares.

(5) 130,087 of these shares are held by Blackcomb Capital Corp., a private company wholly owned by James N. Morton.

Promoters / Investor Relations

Other than its directors and officers, there is no person who is or who has been within the two years immediately preceding the date of this Circular, a "promoter" of Pathfinder as defined under applicable Canadian securities laws.

Pathfinder has engaged John Gomez to provide investor relations services pursuant to a November 1, 2003 Investor Relations Consulting Agreement, amended on February 1, 2004, January 1, 2005, October 24, 2005 and April 28, 2006. Pursuant to the Agreement, Mr. Gomez receives $2,500 per month. Mr. Gomez also holds, as of the date hereof, stock options to purchase 250,000 Pathfinder Shares at exercise prices of $0.20 and $0.375 and expiry dates of March 22, 2010 and February 23, 2011.

Legal Proceedings

Pathfinder is not a party to any legal proceedings currently material to it or of which any of Pathfinder's property is the subject matter, and no such proceedings are known by Pathfinder to be contemplated.

Auditor, Transfer Agent and Registrar

The auditor of Pathfinder is Smythe Ratcliffe, Chartered Accountants, 7th Floor, 355 Burrard Street, Vancouver, British Columbia, V6C 2G8. The registrar and transfer agent of the Pathfinder Shares is Pacific Corporate Trust Company, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

Material Contracts

Except for contracts entered into in the ordinary course of business, the only contracts entered into by Pathfinder in the two years immediately prior to the date hereof that can reasonably be regarded as presently material to Pathfinder are as follows:

(a) Letter Agreement dated October 27, 2005 between Pathfinder and Commander Resources Ltd. regarding mineral claims in southern Newfoundland (the Hermitage Property). See *"Information Concerning Pathfinder – General Development of the Business."*;

(b) Memorandum of Understanding dated April 11, 2005 between Pathfinder and Diamonds North Resources Ltd. regarding exploration permits in the Thelon Basin of Northwest Territories. See *"Information Concerning Pathfinder – Thelon Basin Uranium Project, NWT."*;

(c) Central America Uranium Syndicate Agreement dated January 11, 2005 between Pathfinder, Gold-Ore Resources Ltd. and Santoy Resources Ltd. regarding the formation of a syndicate for the acquisition and development of mineral properties in Central America. See *"Information Concerning Pathfinder – General Development of the Business."*;

(d) The Letter of Intent between Pathfinder and Bayswater dated April 17, 2006 ; and

(e) The Arrangement Agreement dated July 10, 2006 between Bayswater and Pathfinder. See *"The Arrangement"*.

All of the contracts specified above may be inspected at the head offices of Pathfinder at Suite 510, 510 Burrard Street, Vancouver British Columbia, V6C 3A8 during normal business hours up to the date of the Pathfinder Meeting.

INFORMATION CONCERNING THE RESULTING ISSUER

Corporate Structure

Upon completion of the Arrangement, Pathfinder and Bayswater will amalgamate and continue as one company under the BCBCA under the name 'Bayswater Uranium Corporation'. The Resulting Issuer's head office will be located at Suite 510, 510 Burrard Street, Vancouver, B.C., V6C 3A8. The registered and records office of the Resulting Issuer will be located at Suite 2080-777 Hornby Street, Vancouver, B.C., V6Z 1S4. The following diagram sets forth the corporate structure of the Resulting Issuer following the Arrangement:


Bayswater Uranium Corp.
(British Columbia)
100%
100%
Tuscany Minerals
S.r.l.
(Italy)
Jadebay Ltd.
(Ireland)(1)

(1) Following completion of the share transfer from Strongbow, See *"Information Concerning Bayswater' – General Development of the Business - Ireland"*

Narrative Description of the Business of the Resulting Issuer

After completion of the Arrangement, the Resulting Issuer will be an exploration stage mining company engaged in the identification, acquisition, exploration and if warranted, development of mineral properties and will continue to develop Bayswater's and Pathfinder's business plans and mineral properties as described in *"Information Concerning Bayswater - General Development of the Business"* and *"Information Concerning Pathfinder – General Development of the Business"* above. The Resulting Issuer will continue to focus on the combined property portfolio of Bayswater and Pathfinder and continue to seek additional properties for acquisition. The combined funds of the Resulting Issuer will be utilized for additional exploration of the existing properties, further acquisitions and for working capital.

For the purposes of NI 43-101, the Resulting Issuer's material property will be Bayswater's properties in the Central Mineral Belt of Labrador, as reviewed in the SWRPA Report (See *"Information Concerning Bayswater-Material Mineral Projects")*. For further discussion of the proposed exploration and development programs to be undertaken on the Central Mineral Belt properties, please see *"Information Concerning Bayswater – Material Mineral Projects – Exploration and Development"*. The Resulting Issuer plans to complete a program of radiometric and magnetic airborne surveying and follow-up prospecting of favourable targets on the property in order to identify uranium mineralized areas. The Resulting Issuer expects to drill test priority targets in the fall or early winter of 2006. The proposed program has been budgeted at $3,200,000, per the recommendations in the SWRPA Report.

As noted in the SWRPA Report, there are no mineral resources or mineral reserves reported to be present within the Labrador Central Mineral Belt Uranium Project land holdings of the Resulting Issuer.

Description of the Securities

Upon completion of the Arrangement, the Resulting Issuer's authorized capital will consist of an unlimited number of common shares without par value. The holders of shares of the Resulting Issuer are entitled to receive notice of and to one vote per share at all meetings of shareholders of the Resulting Issuer. The shares of the Resulting Issuer are entitled to dividends in such amounts as the board of directors may from time to time declare and in the event of liquidation, dissolution or winding-up, the holders of common shares are entitled to share pro rata in the assets of the Resulting Issuer.

The Resulting Issuer will also have outstanding, as of the Effective Date, Amalco Warrants to purchase up to 8,638,469 Amalco Shares with each warrant exercisable to purchase one Amalco Share at exercises prices

ranging from $0.60 to $1.00 and having expiry dates ranging from September 27, 2007 to December 28, 2007 in accordance with the terms of the certificates representing such warrants, and Amalco Options to purchase up to 4,175,140 Amalco Shares with each option exercisable to purchase one Amalco Share at exercise prices ranging from $0.225 to $0.90 and having expiry dates ranging from December 19, 2006 to April 12, 2011 in accordance with the stock option plan to be adopted by Amalco. Please see *"The Arrangement – Treatment of Warrants and Options of Bayswater and Pathfinder"*.

Consolidated Capitalization

The following table sets forth the capitalization of the Resulting Issuer after giving effect to the Arrangement:

Designation of Security	Amount Authorized	Outstanding as at July 5, 2006
Common Shares(1)	Unlimited	53,155,298
Warrants(2)	N/A	8,638,469
Options(3)	N/A	4,175,140

(1) Pursuant to the pro forma balance sheet contained at Schedule "F", the Resulting Issuer will have a deficit of $10,032,943 as at March 31, 2006.

(2) Having exercise prices ranging from $0.60 to $1.00 and expiring on dates ranging from September 27, 2007 to December 28, 2007.

(3) Having exercise prices ranging from $0.225 to $0.90 and expiring on dates ranging from December 19, 2006 to April 12, 2011. The number of stock options that the Resulting Issuer may grant is limited by the terms of its stock option plan and Exchange Policies. See *"Information Concerning the Resulting Issuer – Stock Option Plan"*.

Fully diluted Share Capital

The following table states the fully diluted share capital of the Resulting Issuer after giving effect to the Arrangement as of July 5, 2006.

Description of Security	Number of Securities	Percentage of Total
Amalco Shares to be issued on the exchange for issued and outstanding Bayswater Shares	34,033,936	51.60%
Amalco Shares to be issued on the exchange for issued and outstanding Pathfinder Shares	19,121,362	28.99%
Amalco Shares to be issued on the exercise of the Amalco Warrants to be issued on the exchange for outstanding Bayswater Warrants	8,638,469	13.09%
Amalco Shares to be issued on the exercise of the Amalco Options to be granted on the exchange for outstanding Bayswater Options	3,055,000	4.63%
Amalco Shares to be issued on the exercise of the Amalco Options to be granted on the exchange for outstanding Pathfinder Options	1,120,140	1.69%
Total	**65,968,907**	**100%**

Available Funds and Principal Purposes

The available funds of the Resulting Issuer are estimated to be approximately $12,164,052 represented as current assets less current liabilities as set out in the Pro Forma Financial Statements as at March 31, 2006 attached as Schedule "F" and approximately $7,400,000 represented as current assets less current liabilities as of July 5, 2006. Prior to the completion of the Arrangement, Bayswater and Pathfinder will expend reasonable administrative expenses to fund their operations. Following the Arrangement, the Resulting Issuer will have been organized and financed to conduct business as a Tier 2 Mining Issuer, as defined by the Exchange Policies, that will operate primarily in Labrador, Newfoundland, Nunavut and Northwest Territories, Canada, as well as in Niger, Ireland, Guatemala, and intends to use the available funds, as at July 5, 2006, as set out in the estimates below, during the 12 months following the Effective Date:

Principal Purpose of Funds

Item	Budgeted Expenditures
Estimated Costs to Complete the Arrangement	$225,000
Exploration and Development Expenses: (per project area)	
- Central Mineral Belt, Labrador	$2,300,000
- South Thelon Basin – Northwest Territories	$1,150,000
- Hermitage Property, Southern Newfoundland	$150,000
- Avoca Project, Republic of Ireland	$250,000
- Uranium Joint Venture properties with Strongbow	$165,000
- Central America Syndicate, including properties in Guatemala	$20,000
Acquisitions of Additional Properties (Labrador, Thelon Basin and Niger)	$535,000
General and Administrative Expenses for the next 12 months	$1,000,000
Unallocated	$1,605,000
Total	**$7,400,000**

The Resulting Issuer reserves the right to allocate funds to different projects and uses as may be deemed appropriate by management. The Resulting Issuer, in order to complete a successful program, may require additional capital which may come from a combination of existing cash flow, potential cash flow, equity financing and/or debt financing. There is no assurance that additional capital will be available to the Resulting Issuer to

complete a successful exploration program or that the terms of such capital will be favourable. Failure to obtain additional capital could result in the delay or indefinite postponement of such exploration program. See "*Risk Factors*".

Dividends

The proposed management and directors of the Resulting Issuer do not anticipate declaring any dividends payable to the holders of the shares of the Resulting Issuer. The Resulting Issuer will have no restrictions on paying dividends, but if the Resulting Issuer generates earnings in the foreseeable future, it expects that they will be retained to finance growth. The directors of the Resulting Issuer will determine if and when dividends should be declared and paid in the future based upon the Resulting Issuer's financial position at the relevant time. All of the shares of the Resulting Issuer will be entitled to an equal share in any dividends declared and paid.

Directors and Officers

The following table sets forth the name and municipality of residence, proposed position with the Resulting Issuer, principal occupation within the five preceding years and the number and percentage of securities to be held of the proposed directors and officers of the Resulting Issuer. These persons will become directors and/or officers of the Resulting Issuer as of the Effective Date, in accordance with the Plan of Arrangement. The term of office of each director will expire at the end of the first annual meeting of shareholders of the Resulting Issuer which is expected to be held in July 2007.

Name, Municipality of Residence, Proposed Offices	Principal Occupation During Last Five Years	Anticipated Number of Amalco Shares upon completion of the Arrangement	Percentage of Class Held or Controlled on completion of the Arrangement
Damien Reynolds, Vancouver, B.C., Chairman and Director	Chairman and Former CEO Tournigan Gold Corporation since September 1999; Chairman and CEO of Longview Strategies Incorporated since August 2005	11,000 (1)	0.02%
George Leary, Calgary, Alberta, Chief Executive Officer, President and Director	President, GML Minerals Ltd., consulting firm since May, 1981; President of Bayswater Ventures Corp. since February 2003	966,641(2)	1.75%
Victor Tanaka, North Vancouver, B.C., Chief Operating Officer, Executive VP and Director	President, Fjordland Exploration Inc., June 1996 to Present; President, Pathfinder Resources Ltd., December 1993 to Present	754,311	1.37%
Ken Armstrong, Vancouver, B.C., Director	Professional Geologist; President and CEO, of Strongbow Exploration Inc. since February 2005; formerly Vice-President, Exploration of Strongbow (May 2004 to February 2005); Project Geologist for Navigator Exploration Corp. from January 2000 to May 2004	Nil	N/A
Mark Gelmon, Chief Financial Officer	Financial & Management Consultant, President of 0746299 B.C. Ltd.	N/A	N/A

Name, Municipality of Residence, Proposed Offices	Principal Occupation During Last Five Years	Anticipated Number of Amalco Shares upon completion of the Arrangement	Percentage of Class Held or Controlled on completion of the Arrangement
Janice Davies, Corporate Secretary	Consultant, Administrative Services, June 1999 to Present, Corporate Secretary of Commander Resources Ltd., September 1991 to Present, of Diamonds North Resources Ltd., February 2002 to Present, of Full Metals Minerals Ltd., January 2005 to Present, of Fjordland Exploration Inc. June 2006 to Present and of Uranium North Resources Corp. from May 2006 to Present	12,348	0.02%

(1) All of the shares held by Damien Reynolds are held by Longview Investment Ltd., a private Irish company, the shares of which are held by Damien Reynolds.

(2) 351,666 of these shares are held by GML Minerals Ltd., a private consulting company, the shares of which are held jointly by George Leary and his wife Margaret Leary, and 175,000 of these shares are held by Tri-Minex Resources Corp., a private company, the shares of which are held solely by George Leary.

The information as to shares beneficially owned, directly or indirectly, or over which control or direction is exercised, is based upon information furnished to the Resulting Issuer by the respective directors and officers as at the date hereof. After giving effect to the Arrangement, the directors, officers, insiders and promoters of the Resulting Issuer, and their respective Associates and Affiliates, as a group, will hold an aggregate of 7,881,700 common shares, representing approximately 14.29% of the issued and outstanding shares of the Resulting Issuer, and the public will hold 45,273,598 common shares, representing approximately 85.71% of the issued and outstanding shares of the Resulting Issuer.

The Resulting Issuer's audit committee will be made up of George Leary, Victor Tanaka and Ken Armstrong. Ken Armstrong will be the independent member of the audit committee for the purposes of applicable Canadian securities laws, and all members are considered to be financially literate.

Management

The following is a brief description of the key management of the Resulting Issuer.

Damien Reynolds, 39, Chairman of Tournigan Gold Corporation and Chief Executive Officer of Longview Strategies Incorporated, has been involved in the resources sector for twenty years. Tournigan is a gold exploration and development company that is developing two European gold properties into operating mines and has recently begun acquiring a uranium portfolio both in the Slovak Republic and in the U.S.A. Longview is an investment issuer having particular focus on natural resources, renewable energies and related technologies. Mr. Reynolds is a founder and director of Finavera Limited and Finavera Renewables Limited. Both companies are private Irish energy companies. Finavera Limited is focused on the development of the Dowra gas field, the largest onshore field in the Republic of Ireland. Finavera Renewables Ltd. is developing a portfolio of large Irish wind assets together with world class European wave energy technologies and recently announced plans to complete a qualifying transaction with Cascade Minerals Inc., a capital pool company listed on the Exchange. Mr. Reynolds has invested in natural resources opportunities around the world and currently serves as a director of several resources companies, ranging from mining and natural gas to renewable energy.

Mr. Reynolds is proposed as Chairman and Director of the Resulting Issuer. Mr. Reynolds intends to devote approximately 20% of his working time to the affairs of the Resulting Issuer. Mr. Reynolds will not be an

employee of the Resulting Issuer and has not entered into any non-competition or non-disclosure agreements with Bayswater or Pathfinder.

George Leary, 64, is a highly experienced exploration geologist—directly involved in the mineral resource industry since 1964. He has worked throughout North and South America and Russia. He has extensive experience with a wide variety of commodities and mineral deposit models and has been responsible for the discovery of a number of significant mineralized systems in B.C and the Yukon. He spent 14 years with Amax Exploration Inc. in Vancouver, B.C. and during the latter part of his tenure was in charge of base metal exploration in the Canadian cordillera. He subsequently spent three and 1/2 years with Union Oil of Canada in Calgary where he was responsible for base, precious and specialty metal exploration in Canada. Mr. Leary holds a M.Sc. from the University of British Columbia and is a registered Professional Engineer with the Province of British Columbia and is a registered Professional Geologist with the Province of Alberta.

Mr. Leary is proposed as President, CEO and Director of the Resulting Issuer. Mr. Leary intends to devote substantially all of his working time to the affairs of the Resulting Issuer. Mr. Leary will not be an employee of the Resulting Issuer and has not entered into any non-competition or non-disclosure agreements with Bayswater or Pathfinder.

Victor Tanaka, 61 has over thirty years experience as a geologist and exploration manager with junior and senior companies. During his career, he has participated in numerous mineral discoveries. Prior to joining Pathfinder, Mr. Tanaka held senior positions with Freeport McMoRan Gold Co., Aber Resources Ltd., Asamera Inc., Cominco Ltd., and Canarc Resources. In addition to managing the daily affairs of Pathfinder, he is a director of several listed junior resource companies including Fjordland Exploration Inc. (FEX: TSX-V) where he is President. Mr. Tanaka holds a B.Sc. from McGill University, Montreal Quebec and is a registered professional geologist in the Province of British Columbia.

Mr. Tanaka is proposed as Chief Operating Officer, Executive Vice President and Director of the Resulting Issuer. Mr. Tanaka intends to devote 50% of his working time to the affairs of the Resulting Issuer. Mr. Tanaka will not be an employee of the Resulting Issuer and has not entered into any non-competition or non-disclosure agreements with Bayswater or Pathfinder.

Ken Armstrong, 37, is the President and Chief Executive Officer of Strongbow Explorations Inc. (TSX-V.SBW). Mr. Armstrong graduated from the University of Western Ontario with an Honours Bachelor of Science Degree (Geology) in 1992 and from Queen's University with a Master of Science Degree in Geology in 1995. He worked as a geologist with Diavik Diamond Mines Inc. from 1996 to 1997 and during that time was involved with the development of the original resource models for the Diavik Diamond mine in the Northwest Territories. Mr. Armstrong joined Aber Resources Ltd. in the fall of 1997 as Project Geologist, and since that time has also managed diamond, gold, and base metal exploration programs in Canada's north for Navigator Exploration Corp., Strongbow Resources Ltd. and Stornoway Diamond Corporation. Mr. Armstrong is a registered Professional Geoscientist in the Province of Ontario.

Mr. Armstrong is proposed as a Director of the Resulting Issuer. Mr. Armstrong intends to devote 10% of his working time to the affairs of the Resulting Issuer. Mr. Armstrong will not be an employee of the Resulting Issuer and has not entered into any non-competition or non-disclosure agreements with Bayswater or Pathfinder.

Mark Gelmon, 48, is a Chartered Accountant and member off the Institute of Chartered Accountants of B.C. He has served as an auditor, director, chief financial officer, corporate controller and accountant for several public and private companies. He currently provides accounting and management services to various companies.

Mr. Gelmon is proposed as Chief Financial Officer of the Resulting Issuer. Mr. Gelmon intends to devote up to 10% of his working time to the affairs of the Resulting Issuer. Mr. Gelmon will not be an employee of the Resulting Issuer and has not entered into any non-competition or non-disclosure agreements with Bayswater or Pathfinder.

Janice Davies, 49, has worked in office administration for the past 25 years. Her experience with mineral exploration companies brings a broad knowledge of the public company mining sector as well as strong office management skills and corporate communications.

Ms. Davies is proposed as Corporate Secretary of the Resulting Issuer. Ms. Davies intends to devote up to 10% of her working time to the affairs of the Resulting Issuer. Ms. Davies will not be an employee of the Resulting Issuer and has not entered into any non-competition or non-disclosure agreements with Bayswater or Pathfinder.

Advisory Board

On completion of the Arrangement, the Resulting Issuer will form an advisory board whose purpose will be to provide advice and assistance to the board of directors of the Resulting Issuer, as and when requested, with respect to legal, corporate, exploration and mining matters to the Board of Directors. The initial members of the Advisory Board shall be Richard Atkinson, Siegfried Muessig, Robert Campbell, Stephen Flechner and Jerry D. Blackwell.

Richard Atkinson, B.A.Sc, P.Eng., is a mining engineer with extensive executive experience particularly in managing and financing junior resource companies. He has participated in numerous mineral discoveries including the important Jabiluka uranium deposit in Australia. Mr. Atkinson has also been a director of Pathfinder since February, 1996.

Siegfried Muessig, PhD, is an independent senior mineral consultant with a very distinguished and successful career. He has been directly involved with some of the world's largest mineral discoveries including Australia's Jabiluka uranium deposit and Chile's world-class Escondida copper mine. Mr. Muessig has also been a director of Pathfinder since February, 1996.

Robert Campbell, B.Sc., P. Geo., who conducts Strongbow Exploration's uranium exploration activities, has 18 years of uranium exploration experience. He has primarily focused on uranium deposits in the Athabasca and Thelon Basins in Canada and in Wyoming and Nebraska, USA.

Stephen Flechner, PhD, holds a Doctorate in Law from Yale University and is the former Vice President, General Counsel and Secretary of Gold Fields Mining Corporation.

Jerry D. Blackwell, B.Sc., University of Western Ontario, is President of Gitennes Exploration Inc. He is a professional geologist with over 30 years experience including participation in uranium ventures on a world wide basis. He has published papers on uranium under the auspices of the IAEA and has worked with Gulf, Getty and Cominco on uranium projects.

From time to time, members of the Advisory Board may be granted stock options of Amalco as compensation for their services.

Promoter / Investor Relations

The Resulting Issuer does not expect to have any promoters other than its directors and officers.

The Resulting Issuer will continue to engage the services of John Gomez, who currently provides investor relations services to Pathfinder, for a fee of $2,500 per month. The Resulting Issuer will also continue to engage Pascal Geraths Gesellschaft für Presse-und Öffentlichkeitsarbeit mbH ("PGGPO") to conduct investor relations activities in Europe for a monthly fee of €7,500 under the terms of a one-year service agreement, subject to approval by the Exchange.

The Resulting Issuer may engage the services of Longview Strategies Incorporated ("Longview") to conduct investor relations activities for the Resulting Issuer for a fee to be determined by the board of the Resulting Issuer. In the event the Resulting Issuer elects to engage Longview, such agreement will be subject to the approval of the Exchange and may be subject to the approval of the shareholders of the Resulting Issuer.

Other than the foregoing, the Resulting Issuer is not expected to enter into any written or oral agreement or understanding with any person to provide any promotional or investor relations services for the Resulting Issuer or its securities or to engage in activities for the purpose of stabilizing the market.

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed below, as at the date of this Circular and within the ten years before the date of this Circular, no proposed director of the Resulting Issuer is or has been a director or executive officer of any company (including the Resulting Issuer) that while that person was acting in that capacity:

i. was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

ii. was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

iii. or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Damien Reynolds was and is a director of Salmon River Resources Ltd. ("SAL") (formerly WPI Gold Ltd.), a company listed on NEX, which was the subject of a cease trade order of the B.C. Securities Commission dated November 25, 2003 (the "BCCTO") and a cease trade order of the Alberta Securities Commission issued on December 2, 2003 (the "ABCTO") for failure to file its Annual Financial Statements for the period ended June 30, 2003. The annual financial statements of SAL were filed in February 2004, and the BCCTO was revoked on February 9, 2004. The ABCTO was lifted on October 31, 2005, and the securities of SAL commenced trading on the Exchange on January 23, 2006.

Mr. Reynolds was and is a director of Tournigan Ventures Corporation (now called Tournigan Gold Corporation) ("TVC") on January 21, 2002, when the British Columbia Securities Commission issued a cease trade order against TVC for failure to file its audited financial statements and supporting documentation within the time provided. Upon raising necessary funds to pay the auditors, financial statements were completed and filed and the cease trade order was lifted by the British Columbia Securities Commission on April 23, 2002, and by the Alberta Securities Commission on May 10, 2002. TVC's shares were suspended from trading on the Exchange on the issuance on the first cease trade order. They were reinstated for trading May 21, 2002.

Mr. Victor Tanaka was a director of Petra Resources Corp. Ltd. ("Petra"), a BC company listed on the CDNX (now the TSX Venture Exchange), which was suspended from trading by the CDNX on February 21, 2002 for failure to maintain transfer agent services. Mr. Tanaka was a director of Petra from September 29, 1997 to January 31, 2002.

Penalties or Sanctions

To the knowledge of the Resulting Issuer, no proposed director, officer or promoter of the Resulting Issuer has:

(a) been subject to any penalties or sanctions imposed by a court or securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(b) been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would be likely to be considered important to a reasonable security holder making a decision about the Arrangement.

Personal Bankruptcies

No director, officer or promoter of the Resulting Issuer, or a personal holding company of any of them, has, within the ten years prior to the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

Directors and officers of the Resulting Issuer will also serve as directors and/or officers of other companies and may be presented from time to time with situations or opportunities which give rise to apparent conflicts of interest which cannot be resolved by arm's length negotiations, but only through exercise by the directors and officers of such judgment as is consistent with their fiduciary duties to the Resulting Issuer which arise under British Columbia corporate law, especially insofar as taking advantage, directly or indirectly, of information or opportunities acquired in their capacities as directors or officers of the Resulting Issuer. All conflicts of interest will be resolved in accordance with the BCBCA. Any transactions with directors and officers will be on terms consistent with industry standards and sound business practice in accordance with the fiduciary duties of those persons to the Resulting Issuer, and may be submitted to the shareholders for their approval to the extent required by the BCBCA or Exchange Policies.

Other Reporting Issuer Experience

The following table sets out the proposed directors and officers of the Resulting Issuer who are, or have been within the last five years, directors or officers of other reporting issuers:

Name of Director, Officer or Promoter	Name of Reporting Issuer	Name of Trading Market	Position	Period
Damien Reynolds	Tourmigan Gold Corporation	TSX-V	Chief Executive Officer	September 1999 to September 2005
			President	September 1999 to May 2005
			Chairman	September 2005 to Present
			Director	September 1999 to Present
	Sunrise Minerals Inc.	TSX-V	President and Chief Executive Officer	September 2003 to January 2005
			Director	September 2003 to Present
			Chairman	January 2005 to Present
	Salmon River Resources Ltd.	TSX-V	Director	August 2002to Present
	Blue Parrot Energy Inc. (formerly Epic Oil and Gas Ltd.),	TSX-V	Director	October 1999 to January 2002
	Delray Ventures Inc.	TSX-V	Director	May 2004 to May 2005
	D'Aguilar Gold Ltd. – Australian Stock Exchange	ASX (Australian Stock Exchange)	Director	August 2002 to November 2004
	Longview Strategies Incorporated	TSX-V	Director, Chief Executive Officer and Chairman	August 2005 to Present

	Buffalo Gold Ltd.	TSX-V	Chairman and Director	October 2004 to Present
			Chief Executive Officer	October 2005 to Present
			President	March 2006 to Present
	Wind River Resources Ltd.	TSX-V	Chairman and Director	March 2006 to Present
	Bayswater Ventures Corp.	TSX-V	Chairman and Director	February 2006 to Present
George Leary	Bayswater Ventures Corp.	TSX-V	President, CEO and Director	January 2003 to Present
	Jalna Minerals Ltd.	NEX	Chairman, CEO, President and Director	August 2001 to July 2006
Victor Tanaka	Pathfinder Resources Ltd.	TSX-V	President and Director	December 1993 to Present
	Fjordland Explorations Inc.	TSX-V	President and Director	June 1996 to Present
	Commander Resources Ltd.	TSX-V	Director	January 1993 to Present
	Serengeti Resources Inc.	TSX-V	Director	July 2002 to Present
	Gittennes Exploration Inc.	TSX	Director	March 2005 to Present
	IMPACT Silver Corp.	TSX-V	Director	March 1996 to Present
Ken Armstrong	Bayswater Ventures Corp.	TSX-V	Director	February 2006 to Present
	Strongbow Explorations Inc.	TSX-V	Director	July 2005 to Present
			President and CEO	January 2005 to Present
Mark Gelmon	Bayswater Ventures Corp.	TSX-V	Chief Financial Officer	February 2005 to Present
	Bellhaven Ventures Inc.	TSX-V	Chief Financial Officer	January 2005 to Present
	Lara Exploration Ltd.	TSX-V	Chief Financial Officer	March 2006 to Present
	Mount Dakota Energy Corp.	TSX-V	Director	July 2004 to Present
Janice Davies	Commander Resources Ltd.	TSX-V	Corporate Secretary	September 1991 to Present
	Diamonds North Resources Ltd.	TSX	Corporate Secretary	February 2002 to Present
	Full Metals Minerals Ltd.	TSX-V	Corporate Secretary	January 2005 to Present
	Fjordland Exploration Inc.	TSX-V	Corporate Secretary	June 2006 to Present
	Pathfinder Resources Ltd.	TSX-V	Corporate Secretary	June 2006 to Present

Executive Compensation and Management Contracts

The Resulting Issuer is expected to engage iO Corporate Services Ltd. to perform management services at a cost of $3,500 per month. In addition, GML Minerals Consulting Ltd. ("GML") will perform consulting services at a

cost of $10,000 per month. GML is a company owned and controlled by George Leary, the proposed CEO and President and a director of the Resulting Issuer, and his wife, Margaret Leary. The Resulting Issuer is also expected to engage Victor Tanaka, the proposed Chief Operating Officer, Executive Vice President and a director of the Resulting Issuer to provide geological consulting services and technical expertise at a remuneration of $6,000 per month, and to engage Damien Reynolds, the proposed Chairman and a director of the Resulting Issuer to provide consulting services at a remuneration of $5,000 per month.

Apart from the foregoing, the Resulting Issuer is not expected to pay compensation to any of its directors or senior officers apart from stock option compensation and a nominal rate to its chief financial officer.

Additionally, the Resulting Issuer expects to continue the agreement dated October 1, 2005 between Bayswater and Longview Strategies Incorporated, whereby Longview has agreed to provide services including sourcing project opportunities, assisting in the development of financial plans and budgets relating to exploration and sourcing financing opportunities in exchange for a fee of $15,000 per month, payable ½ in cash and ½ in common shares. Longview is a publicly trading investment issuer on the Exchange, whose CEO and principal shareholder is Damien Reynolds, who is also proposed as Chairman and a director of the Resulting Issuer.

Indebtedness of Directors and Officers

No director, officer, promoter, or proposed member of management of the Resulting Issuer, nor any of their Associates or Affiliates, is or has been indebted to Bayswater or Pathfinder since the commencement of Bayswater or Pathfinder's last completed financial year, nor is any such person expected to be indebted to the Resulting Issuer on the completion of the Arrangement.

Options to Purchase Securities

The Resulting Issuer will, upon completion of the Arrangement, have outstanding options to purchase up to 4,230,140 common shares of the Resulting Issuer exercisable at prices ranging from $0.225 to $0.90 per share and expiring on dates ranging from March 20, 2008 to April 12, 2011.

The table below indicates the groups which shall hold options to purchase common shares of the Resulting Issuer upon completion of the Arrangement.

OUTSTANDING OPTIONS

Group (Number of Persons in Group)	**Securities Under Options Granted (#)**	**Exercise or Base Price ($/Security)**	**Expiration Date**
Directors (current and past) (8)	2,729,720	$0.225-$0.90	December 19, 2006 to April 10, 2011
Officers (current and past) (2)	132,600	$0.34-$0.90	March 20, 2008 to April 10, 2011
Employees (0)	Nil	Nil	Nil
Consultants (15)	1,312,820	$0.225-$0.90	December 19, 2006 to April 12, 2011
Total	4,175,140		

The following table indicates the total number and terms of options which will be held by the proposed directors and officers of the Resulting Issuer upon completion of the Arrangement.

OPTION GRANTS TO PROPOSED DIRECTORS AND OFFICERS

Name of Director/ Officer	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Expiration Date
George Leary	180,000	$0.225	October 5, 2008
	350,000	$0.25	November 29, 2010
	215,000	$0.90	April 10, 2011
Damien Reynolds	450,000	$0.25	November 29, 2010
	745,000	$0.90	April 10, 2011
Ken Armstrong	75,000	$0.90	April 10, 2011
Victor Tanaka	152,880	$0.34	March 20, 2008
	147,000	$0.255	December 19, 2006
Mark Gelmon	15,000	$0.90	April 10, 2011
Janice Davies	58,800	$0.34	March 20, 2008
	58,800	$0.34	March 22, 2010

Stock Option Plan

The Resulting Issuer will adopt the stock option plan utilized by Bayswater which will permit the reservation of a maximum of 10% of the issued and outstanding shares of the Resulting Issuer as of the date of grant of stock options under such plan. The principal terms of Bayswater's stock option plan are discussed at "*Information Concerning Bayswater – Stock Option Plan*".

Equity Compensation Plan Information after giving effect to the Arrangement

Plan Category	Column (a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	Column (b) Weighted-average exercise price of outstanding options, warrants and rights	Column (c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) after giving effect to the Arrangement[(1)]
Equity compensation plans approved by securityholders	4,175,140	$0.54	1,140,390
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	4,175,140	$0.54	1,140,390

(1) Based on the 10% rolling stock option plan to be adopted by the Resulting Issuer and calculated on the basis of the number of issued and outstanding shares of the Resulting Issuer upon the completion of the Arrangement.

Escrowed Securities

No securities of the Resulting Issuer will be held in escrow.

Principal Shareholders

After giving effect to the Arrangement, the following person will beneficially own, directly or indirectly, or exercise control or direction over, common shares carrying more than 10% of the voting rights attached to the securities of the Resulting Issuer.

Name and Municipality of Residence	Number of shares of the Resulting Issuer	Percentage of Resulting Issuer Shares
Longview Strategies Incorporated, Vancouver, B.C.	6,137,400	11.13%

Auditor, Transfer Agent and Registrar

The auditor of the Resulting Issuer will be Davidson & Company, Chartered Accountants, 120-609 Granville Street, Vancouver, British Columbia, V7Y 1G6, which is currently the auditor of Bayswater. The registrar and transfer agent of the common shares of the Resulting Issuer will continue to be Pacific Corporate Trust Company, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

Experts

Bayswater retained Scott Wilson Roscoe Postle Associates Inc. (formerly Roscoe Postle Associates Inc.) to prepare an independent NI 43-101 report on the properties of Bayswater located in the Central Mineral Belt, Labrador. The SWRPA Report is referenced at "*Information Concerning Bayswater - Material Mineral Projects*".

Ross Glanville & Associates Ltd. and Bruce McKnight Minerals Advisor Services, were retained by Pathfinder to provide the Glanville Fairness Opinion with respect to the Arrangement which is attached to this Circular as Schedule "D".

Pacific International Securities Inc. was retained by Bayswater to provide the Pacific International Fairness Opinion with respect to the Arrangement which is attached to this Circular as Schedule "E".

Smythe Ratcliffe, Chartered Accountants, was retained by Bayswater and Pathfinder to prepare the pro forma financial statements for the Resulting Issuer, which are attached to this Circular as Schedule "F". In addition, Smythe Ratcliffe prepared the auditor's report for the audited annual financial statements of Pathfinder which are attached hereto as Schedule "I". Smythe Ratcliffe also prepared the Canadian tax disclosure found at "*Canadian Income Tax Considerations*".

G. Ross MacDonald, Chartered Accountant, prepared the audited financial statements of Pathfinder for the year ended December 31, 2003 and prepared the auditor's report for same, which forms part of Schedule "I" hereto.

Davidson & Company, Chartered Accounts, prepared the auditor's report for the audited annual financial statements of Bayswater, which are attached hereto as Schedule "G".

Except as disclosed below, to the knowledge of Bayswater and Pathfinder, none of the experts above or their respective Associates or Affiliates, beneficially owns, directly or indirectly, any securities of Bayswater or Pathfinder, has received or will receive any direct or indirect interests in the property of Bayswater or Pathfinder or is expected to be elected, appointed or employed as a director, officer or employee of the Resulting Issuer or any Associate or Affiliate thereof.

Pacific International has acted as a finder to Bayswater in respect of equity financings and acted as its agent in respect of a brokered private placement completed in March 2006. To the knowledge of Bayswater, Pacific International holds 846,852 Bayswater Shares, 27,198 Bayswater Warrants exercisable at a price of $0.60 per share until December 23, 2007, 62,125 Bayswater Warrants exercisable at a price of $0.65 per share until December 23, 2007, 1,197,786 Bayswater Warrants exercisable at $0.80 per share until September 27, 2007 and 362,426 Bayswater Warrants exercisable at a price of $1.00 per share until September 27, 2007.

Other Material Facts

To management of Bayswater and Pathfinder's knowledge, there are no other material facts relating to the Arrangement that are not otherwise disclosed in this Circular or are necessary for the Circular to contain full, true and plain disclosure of all material facts relating to the Arrangement.

Additional Information - Bayswater

Additional information relating to Bayswater is on SEDAR at www.sedar.com. Shareholders may contact Bayswater at its registered offices at Suite 2080-777 Hornby Street, Vancouver, British Columbia, V6Z 1S4 to request copies of Bayswater's financial statements and MD&A or a copy of this Circular.

Bayswater Business

As of the date of this Circular, the Board of Directors of Bayswater does not know of any other matters to be brought to the Bayswater Meeting, other than those set forth in the Notice of Bayswater Meeting. If other matters are properly brought before the Bayswater Meeting, the persons named in the enclosed proxy will vote the proxy on such matters in accordance with their best judgment.

Directors Approval - Bayswater

The contents and sending of this Circular have been approved by the directors of Bayswater. Pathfinder has provided the information contained in this Circular concerning Pathfinder and its business, including its financial information and financial statements. Bayswater assumes no responsibility for the accuracy of such information.

Certificate of Bayswater

The foregoing, as it relates to Bayswater Ventures Corp., contains full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by the shareholders of Bayswater Ventures Corp.

DATED at Vancouver, British Columbia on July 11, 2006.

(Signed) "*George M. Leary*"
George M. Leary
President and Chief Executive Officer

(Signed) "*Mark Gelmon*"
Mark Gelmon
Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS OF BAYSWATER VENTURES CORP.

(Signed) "*Marion McGrath*"
Marion McGrath
Director

(Signed) "*Ken Armstrong*"
Ken Armstrong
Director

Additional Information - Pathfinder

Additional information relating to Pathfinder is on SEDAR at www.sedar.com. Shareholders may contact Pathfinder at its head offices at Suite 510, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8 to request copies of Pathfinder's financial statements and MD&A or a copy of this Circular.

Pathfinder Business

As of the date of this Circular, the Board of Directors of Pathfinder does not know of any other matters to be brought to the Pathfinder Meeting, other than those set forth in the Pathfinder Notice of Meeting. If other matters are properly brought before the Pathfinder Meeting, the persons named in the enclosed proxy will vote the proxy on such matters in accordance with their best judgment.

Directors Approval - Pathfinder

The contents and sending of this Circular have been approved by the directors of Pathfinder. Bayswater has provided the information contained in this Circular concerning Bayswater and its business, including its financial information and financial statements. Pathfinder assumes no responsibility for the accuracy of such information.

Certificate of Pathfinder

The foregoing, as it relates to Pathfinder Resources Ltd. contains full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by the shareholders of Pathfinder Resources Ltd.

DATED at Vancouver, British Columbia on July 11, 2006.

(Signed) *"Victor Tanaka"*
Victor Tanaka
President and Chief Executive Officer

(Signed) *"Richard Atkinson"*
Richard Atkinson
Acting Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS OF PATHFINDER RESOURCES LTD.

(Signed) *"Siegfried Muessig"*
Siegfried Muessig
Director

(Signed) *"James N. Morton"*
James N. Morton
Director

DAVIDSON & COMPANY LLP Chartered Accountants A Partnership of Incorporated Professionals

AUDITORS' CONSENT

We have read the Joint Information Circular (the "Circular") of Bayswater Ventures Corp. (the "Company") and Pathfinder Resources Ltd. ("Pathfinder") dated July 11, 2006 relating to the proposed Plan of Arrangement between the Company and Pathfinder. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above mentioned Circular of our report to the directors of the Company on the balance sheets of the Company as at February 28, 2006 and 2005 and February 29, 2004 and the statements of operations and deficit and cash flows for the years then ended. Our report is dated June 2, 2006 (except as to Note 15 which is as of July 11, 2006).

"DAVIDSON & COMPANY LLP"

Chartered Accountants

Vancouver, Canada

July 11, 2006

A Member of *SC INTERNATIONAL*

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

CONSENT OF AUDITORS OF THE COMPANY

To: The Directors of Pathfinder Resources Ltd.

I have read the Joint Information Circular dated July 11, 2006 of Pathfinder Resources Ltd. ("Pathfinder") relating to the proposed plan of arrangement of Pathfinder and Bayswater Ventures Corp. ("Bayswater"). I have complied with Canadian generally accepted standards for an auditor's involvement with offering documents. I consent to the use in the above-mentioned Joint Information Circular of my auditor's report to the directors of the Company on the statements of operations and deficit and cash flows for the year ended December 31, 2003. My report is dated January 29, 2004, except as to note 12 which is as of July 11, 2006.

Vancouver, British Columbia

July 11, 2006

"G. Ross McDonald" (signed)

Chartered Accountant

CONSENT OF AUDITORS OF THE COMPANY

To: The Directors of Pathfinder Resources Ltd.

We have read the Joint Information Circular dated July 11, 2006 of Pathfinder Resources Ltd. ("Pathfinder") relating to the proposed plan of arrangement of Pathfinder and Bayswater Ventures Corp. ("Bayswater"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents. We consent to the use in the above-mentioned Joint Information Circular of our auditors' report to the directors of the Company on the balance sheet of Pathfinder as at December 31, 2005 and 2004 and the statements of operations and deficit and cash flows for the years ended December 31, 2005 and 2004. Our report is dated March 3, 2006, except as to note 12 which is as of July 11, 2006.

We consent to the use in the above-mentioned Joint Information Circular of our compilation report to the directors of the Company on the unaudited pro forma consolidated financial statements of the Company as at March 31, 2006. Our report is dated July 11, 2006.

Vancouver, British Columbia

July 11, 2006

"Smythe Ratcliffe" (signed)

Chartered Accountants

CONSENT OF AUTHOR

TO: TSX Venture Exchange
British Columbia Securities Commission
Alberta Securities Commission

I, Hrayr Agnerian, M.Sc. (Applied), P. Geo., Consulting Geologist with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Avenue, Toronto, ON, M5J 2H7, do hereby consent to the written disclosure of extracts from the technical report titled "Technical Report on the Central Labrador Uranium Project, Newfoundland and Labrador", and dated March 20, 2006 (the "Report") within the Joint Information Circular of Bayswater Ventures Corp. and Pathfinder Resources Ltd. dated July 11, 2006 (the "Circular).

I hereby confirm that I have read the written disclosure of the Report and of extracts from the Report contained or incorporated by reference in the Circular and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Report or that is within my knowledge as a result of the services performed in connection with the Report.

Dated this 11th day of July, 2006

Hrayr Agnerian, M.Sc. (Applied), P. Geo.
Consulting Geologist

THIS PAGE IS INTENTIONALLY LEFT BLANK

SCHEDULE "A"

SECTIONS 237- 247 OF THE BCBCA

Division 2 — Dissent Proceedings

Definitions and application

237 (1) In this Division:

"**dissenter**" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

"**notice shares**" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

"**payout value**" means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i) the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i) the date on which the shareholder learns that the resolution was passed, and

(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i) the name and address of the beneficial owner, and

(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i) the date on which the company forms the intention to proceed, and

(ii) the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

SCHEDULE "B"

PLAN OF ARRANGEMENT MADE PURSUANT TO PART 9, DIVISION 5 OF THE *BUSINESS CORPORATIONS ACT* (BRITISH COLUMBIA)

1. INTERPRETATION

1.1 Defined Terms

For the purpose of this Plan of Arrangement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a) "**Agreement**" means the Arrangement Agreement, dated as of July 10, 2006 between Pathfinder and Bayswater, and all amendments thereto;

(b) "**Amalco**" means the continuing corporation constituted upon the Amalgamation becoming effective;

(c) "**Amalco Options**" means stock options of Amalco exercisable to purchase Amalco Shares, granted pursuant to the Arrangement;

(d) "**Amalco Shares**" means common shares without par value in the capital of Amalco;

(e) "**Amalco Warrants**" means warrants of Amalco exercisable to purchase Amalco Shares, issued pursuant to the Arrangement;

(f) "**Amalgamating Corporations**" means Pathfinder and Bayswater;

(g) "**Amalgamation**" means the amalgamation of the Amalgamating Corporations pursuant to the Plan of Arrangement;

(h) "**Amalgamation Application**" means the Form 13 Amalgamation Application attached hereto as Appendix "A", which is required to be filed with the Registrar of Companies for British Columbia along with the Final Order and the Plan of Arrangement in order to effect the Amalgamation under the BCBCA;

(i) "**Arrangement**" means the Arrangement to be completed under Part 9, Division 5 of the BCBCA, involving Pathfinder and Bayswater, as described in this Plan of Arrangement;

(j) "**Bayswater**" means Bayswater Ventures Corp., a company existing under the laws of the Province of British Columbia;

(k) "**Bayswater Options**" means outstanding stock options (as of July 5, 2006) to purchase an aggregate of up to 3,055,000 Bayswater Shares granted pursuant to the 10% rolling stock option plan maintained by Bayswater having exercise prices ranging from $0.225 to $0.90 and expiring on dates ranging from October 5, 2008 to April 12, 2011;

(l) "**Bayswater Securityholders**" means the Bayswater Shareholders and the holders of the Bayswater Options and Bayswater Warrants;

(m) "**Bayswater Shareholders**" means holders of Bayswater Shares;

(n) "**Bayswater Shares**" means the common shares without par value in the capital of Bayswater as the same are constituted on the date hereof;

(o) "**Bayswater Warrants**" means the 8,638,469 outstanding share purchase warrants of Bayswater (as of July 5, 2006) issued pursuant to the terms of warrant certificates, having exercise prices ranging from $0.10 to $1.00 per Bayswater Share and expiring on dates ranging from September 27, 2007 to December 28, 2007;

(p) "**BCBCA**" means the *Business Corporations Act* (British Columbia), as enacted or as the same has been or may from time to time be amended or re-enacted;

(q) "**Business Day**" means any day other than a Saturday or Sunday or statutory holiday in the Province of British Columbia, upon which banks generally are open for business in the City of Vancouver, British Columbia;

(r) "**Canadian Approvals**" means the requisite approvals of: (i) the Pathfinder Shareholders; (ii) the Bayswater Shareholders; (iii) the Court; (iv) the TSX Venture Exchange and (v) if required, securities regulatory authorities in Canada;

(s) "**Certificate of Amalgamation**" means the certificate giving effect to the Amalgamation issued under the BCBCA;

(t) "**Court**" means the Supreme Court of British Columbia;

(u) "**Depository**" means Pacific Corporate Trust Company;

(v) "**Dissent Procedures**" means the manner in which registered holders of Pathfinder Shares and Bayswater Shares may exercise their Dissent Rights in connection with the Arrangement pursuant to and in the manner set forth in Section 4 hereof;

(w) "**Dissent Rights**" has the meaning ascribed to it in Section 4.1(a) hereof;

(x) "**Dissenting Shareholder**" means a registered holder of Pathfinder Shares or Bayswater Shares who has properly exercised its Dissent Rights in strict compliance with the Dissent Procedures and has not withdrawn or been deemed to have withdrawn such Dissent Rights.

(y) "**Effective Date**" means the effective date set forth in the Certificate of Amalgamation as specified in the Amalgamation Application, and shall be the fifth Business Day after the Recommendations and Canadian Approvals have all been obtained and, if so required by Pathfinder or Bayswater, after any other required approvals have been obtained, or such other date as may be mutually agreed upon by Pathfinder and Bayswater;

(z) "**Effective Time**" means the effective time of the Amalgamation appearing on the Certificate of Amalgamation;

(aa) "**Final Order**" means the order of the Court approving the Plan of Arrangement, as such order may be amended at any time before the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(bb) "**Interim Order**" means the interim order of the Court providing for, among other things, the calling and holder of the Special Meetings, as the same may be amended;

(cc) "**Pathfinder**" means Pathfinder Resources Ltd., a company existing under the laws of the Province of British Columbia;

(dd) "**Pathfinder Options**" means outstanding stock options (as of July 5, 2006) to purchase an aggregate of up to 1,905,000 Bayswater Shares granted pursuant to the stock option plan maintained by Pathfinder having exercise prices ranging from $0.15 to $0.375 and expiring on dates ranging from December 19, 2006 to February 23, 2011;

(ee) "**Pathfinder Securityholders**" means the Pathfinder Shareholders and the holders of the Pathfinder Options;

(ff) "**Pathfinder Shareholders**" means holders of Pathfinder Shares;

(gg) "**Pathfinder Shares**" means the common shares without par value in the capital of Pathfinder as the same are constituted on the date hereof;

(hh) "**Person**" shall be broadly interpreted and includes any natural person, partnership, limited partnership, joint venture, syndicate, sole proprietorship, body corporate with or without share

capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative;

(ii) "**Plan of Arrangement**" means the arrangement proposed to be effected under the BCBCA upon the terms set out in herein and as contemplated in the Agreement;

(jj) "**Recommendations**" means the affirmative recommendation with respect to the Plan of Arrangement of each of the Board of Directors of Pathfinder and Bayswater;

(kk) "**Special Meetings**" means the special meetings of the Pathfinder Shareholders and the Bayswater Shareholders, in each case to be held for the purpose of, among other things, approving the Plan of Arrangement; and

(ll) "**Transmittal Letter**" means the form(s) of letter of transmittal, for use by Pathfinder Shareholders and Bayswater Shareholders providing for delivery to the Depository of certificates representing the Pathfinder Shares or Bayswater Shares, in the form agreed to between the Amalgamating Corporations and the Depository.

1.2 Sections and Headings

The division of this Plan of Arrangement into Articles, Sections and other divisions and the insertion of headings are for convenience of reference only and shall not affect the interpretation of this Plan of Arrangement.

1.3 Number, Gender and Persons

In this Plan of Arrangement, words importing the singular number only shall include the plural and vice versa, words importing gender shall include all genders and words importing persons shall refer to Persons as defined in this Plan of Arrangement.

1.4 Severability

If any provision of this Plan of Arrangement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct.

2. AMALGAMATION

2.1 General

The Amalgamating Corporations will amalgamate at the Effective Time under Part 9, Division 5 of the BCBCA and will continue thenceforth as one corporation on the terms and conditions set forth in the Agreement.

2.2 Name

The Name of Amalco shall be "Bayswater Uranium Corporporation" or such other name as approved by the directors of each of the Amalgamating Corporations and the Registrar of Companies for British Columbia.

2.3 Amalgamation Application and Articles

The Amalgamation Application (including the Notice of Articles) and the Articles of Amalco shall be in the forms set out in Appendix "A" and Appendix "B", respectively, to this Plan of Arrangement. The Articles of Amalco shall be signed by one of the first directors of Amalco referred to in Section 2.5 of this Plan of Arrangement.

2.4 Registered and Records Office

The registered and records office of Amalco, until changed in accordance with the provisions of the BCBCA and the Articles of Amalco, shall be as set out in the Notice of Articles referred to in Section 2.3 of this Plan of Arrangement.

2.5 Directors

The number of directors of Amalco, until changed in accordance with the provisions of the BCBCA and the Articles of Amalco, shall be determined at four (4) directors. The full name, prescribed address and occupation of the first directors of Amalco shall be as follows:

Name	Address	Occupation
Damien Reynolds	2400-1111 West Georgia Street Vancouver, B.C., V6E 4M3	Chairman and CEO of Longview Strategies Incorporated
George Leary	#2 Kincora Terrace NW Calgary, AB, T3R 1M1	President and CEO of Bayswater Ventures Corp.
Victor Tanaka	510 Burrard Street, Suite 510 Vancouver, B.C., V6C 3A8	President and CEO of Pathfinder Resources Ltd.
Ken Armstrong	800-625 Howe Street Vancouver, B.C., V6C 3T6	President and CEO of Strongbow Explorations Inc.

The first directors shall hold office until the first annual general meeting of the shareholders of Amalco or until such earlier time when successors are elected or appointed in accordance with the provisions of the BCBCA and the Articles of Amalco.

2.6 Directors to Continue Operations

The directors set forth in paragraph 2.5 shall carry on and continue the management and operation of Amalco in such manner as they shall determine, subject to and in accordance with the Articles of Amalco and the provisions of the BCBCA.

2.7 Advisory Board

Amalco shall create an advisory board the initial members of which shall be Richard Atkinson, Siegfried Muessig, Robert Campbell, Stephen Flechner and Jerry D. Blackwell. The purpose of the advisory board will be to provide advice and assistance to the board of directors of Amalco, as and when requested, with respect to legal, corporate, exploration and mining matters. Amalco may grant stock options to the members of the advisory board from time to time, subject to applicable regulatory approvals and the provisions of Amalco's stock option plan.

2.8 Officers

The full names and offices of the officers of Amalco, until others are appointed in their place, shall be as follows:

Name	Office
Damien Reynolds	Chairman
George Leary	President and Chief Executive Officer
Victor Tanaka	Chief Operating Officer and Executive Vice President
Mark Gelmon	Chief Financial Officer
Janice Davies	Corporate Secretary

2.9 Financial Year End

The financial year end of Amalco, until changed by the directors of Amalco, shall be February 28 in each year.

2.10 First Annual General Meeting

The first annual general meeting of Amalco shall be held in the month of July, 2007.

2.11 Exchange of Securities

At the Effective Time, subject to the provisions of Section 4 hereof, the following will occur and will be deemed to occur in the following order without any further authorization, act or formality.

(a) Pathfinder Shares. Each issued and outstanding Pathfinder Share, other than those held by Dissenting Shareholders, will be exchanged for Amalco Shares on the basis of 0.588 of an Amalco Share for each one Pathfinder Share.

(b) Pathfinder Options. Each outstanding Pathfinder Option shall be exchanged for one Amalco Option and the Pathfinder Option shall thereafter be cancelled and cease to be outstanding, with each such Amalco Option being exercisable for that number of Amalco Shares that is equal to (w) the number of Pathfinder Shares that would otherwise have been issuable upon the exercise of the Pathfinder Option multiplied by (x) 0.588 (rounded down to the nearest whole Amalco Share), with the exercise price of such Amalco Option being equal to (y) the exercise price of the applicable Pathfinder Option divided by (z) 0.588. Save and except as agreed to by Amalco and the holders of Pathfinder Options, the term to expiry, conditions to and manner of exercising, vesting schedule, the status under applicable laws, and all other terms and conditions of the Amalco Options issued pursuant to this Section 2.11(b) will otherwise be unchanged from those contained in or otherwise applicable to the related Pathfinder Options.

(c) Bayswater Shares. Each issued and outstanding Bayswater Share, other than those held by Dissenting Shareholders, will be exchanged for Amalco Shares on the basis of one Amalco Share for each one Bayswater Share.

(d) Bayswater Options. Each outstanding Bayswater Option shall be exchanged for one Amalco Option and the Bayswater Option shall thereafter be cancelled and cease to be outstanding, with each such Amalco Option being exercisable for that number of Amalco Shares that is equal to the number of Bayswater Shares that would otherwise have been issuable upon the exercise of the Bayswater Option, with the exercise price of such Amalco Option being equal to the exercise price of the applicable Bayswater Option. Save and except as agreed to by Amalco and the holders of Bayswater Options, the term to expiry, conditions to and manner of exercising, vesting schedule, the status under applicable laws, and all other terms and conditions of the Amalco Options issued pursuant to this Section 2.11(d) will otherwise be unchanged from those contained in or otherwise applicable to the related Bayswater Options.

(e) Bayswater Warrants. Each outstanding Bayswater Warrant shall be exchanged for one Amalco Warrant and the Bayswater Warrant shall thereafter be cancelled and cease to be outstanding, with each such Amalco Warrant being exercisable for that number of Amalco Shares that is equal to the number of Bayswater Shares that would otherwise have been issuable upon the exercise of the Bayswater Warrant, with the exercise price of such Amalco Warrant being equal to the exercise price of the applicable Bayswater Warrant. Save and except as agreed to by Amalco and the holders of Bayswater Warrants, the term to expiry, conditions to and manner of exercising, the status under applicable laws, and all other terms and conditions of the Amalco Warrants issued pursuant to this Section 2.11(e) will be otherwise unchanged from those contained in or otherwise applicable to the related Bayswater Warrants.

(f) Shares Held by Pathfinder or Bayswater. Notwithstanding any other provision of this Plan of Arrangement, any Pathfinder Shares held by or on behalf of Bayswater and any Bayswater Shares held by or on behalf of Pathfinder, will not be exchanged for Amalco Shares and will be cancelled at the Effective Time without any repayment of capital in respect thereof.

2.12 Cancellation of Unissued Shares

The unissued shares of each of the Amalgamating Corporations shall be cancelled and shall not be exchanged for shares of Amalco.

2.13 No Fractional Shares

No fractional Amalco Shares, Amalco Options or Amalco Warrants will be issued under the Arrangement. If any fractional Amalco Share, Amalco Option or Amalco Warrant would be issuable to a Pathfinder Securityholder or a Bayswater Securityholder under Section 2.11, such Securityholder shall only receive that number of Amalco Shares, Amalco Options or Amalco Warrants, as the case may be, as the Securityholder is entitled to receive pursuant to Section 2.11 rounded down to the nearest whole Amalco Share, Amalco Option or Amalco Warrant, as the case may be.

2.14 Rights and Obligations of Amalco

Upon the Amalgamation taking effect and thereafter, Amalco shall be seized of and shall hold and possess all the properties, rights and interests of, and shall be subject to all the debts, liabilities and obligations of, each of the Amalgamating Corporations without any further deeds, transfers or conveyances, as fully and effectually and to all intents and purposes as the same are held or borne by each of the Amalgamating Corporations, respectively, immediately prior to the Amalgamation, and the directors of Amalco shall have full power to carry the Amalgamation into effect and to perform such acts as are necessary or proper for such purposes. The provisions of this paragraph shall not be deemed to exclude any of the effects, rights or privileges that at law may be incidental to or result from the Amalgamation, whether or not herein specifically mentioned.

2.15 Continuing Obligations

All obligations of each of the Amalgamating Corporations immediately prior to the Amalgamation shall attach to Amalco and Amalco shall continue to be liable for them.

3. CERTIFICATES

3.1 Pathfinder/Bayswater Certificates

After the Effective Date, certificates formerly representing Pathfinder Shares or Bayswater Shares which are held by a Pathfinder Shareholder or Bayswater Shareholder will, except for shares held by Dissenting Shareholders, represent only the right to receive certificates representing Amalco Shares, all in accordance with the terms of the Arrangement.

3.2 Distributions With Respect to Unsurrendered Certificates

No dividends or other distributions declared or made after the Effective Date with respect to the Pathfinder Shares or the Bayswater Shares with a record date after the Effective Date will be payable or paid to the holder of any unsurrendered certificate or certificates for Pathfinder Shares or Bayswater Shares (as the case may be) which, immediately prior to the Effective Date, represented outstanding Pathfinder Shares or Bayswater Shares and will not be payable until the surrender of certificates for Pathfinder Shares or Bayswater Shares for exchange for Amalco Shares in accordance with the terms of this Plan of Arrangement.

3.3 Exchange of Share Certificates

At or prior to the Effective Time, the Amalgamating Corporations shall deposit with the Depository, for the benefit of the Pathfinder Shareholders and the Bayswater Shareholders, sufficient certificates representing Amalco Shares to give effect to this Plan of Arrangement. A Pathfinder Shareholder or Bayswater Shareholder at the Effective Time shall be entitled to receive the certificates representing the Amalco Shares to which such holder is entitled pursuant to the provisions hereof as soon as practical after the Effective Date upon delivery to the Depository of a duly completed Transmittal Letter and surrender of the certificates formerly representing the Pathfinder Shares or Bayswater Shares, together with such other documents and instruments as would have been required to effect the transfer of the Pathfinder Shares or Bayswater Shares formerly represented by such certificates under the BCBCA and the articles of Pathfinder or Bayswater (as the case may be) and such additional documents and instruments as the Depository or the Amalgamating Corporations may reasonably require. The Depository shall register and make available or send by regular mail (postage prepaid) certificates representing Amalco Shares as directed in each properly completed Transmittal Letter.

3.4 Extinction of Rights

Any certificate which immediately prior to the Effective Date represented outstanding Pathfinder Shares or Bayswater Shares and which has not been surrendered, with all other instruments required by this Section 3, on or

prior to the sixth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in the Amalgamating Corporations, Amalco or the Depository.

3.5 Lost Certificates

In the event any certificate, which immediately before the Effective Time represented one or more Pathfinder Shares or Bayswater Shares that were exchanged pursuant to Section 2.11, is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depository will issue in exchange for such lost, stolen or destroyed certificate, one or more certificates representing one or more Amalco Shares, deliverable in accordance with such holder's Transmittal Letter. When authorizing such issuances in exchange for any lost, stolen or destroyed certificate, the Person to whom certificates representing Amalco Shares are to be issued or delivered will, as a condition precedent to the issuance thereof, give a bond satisfactory to Amalco and its transfer agent in such sum as Amalco may direct and otherwise indemnify Amalco in a manner satisfactory to it, against any claim that may be made against it or the Amalgamating Corporations or any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

3.6 Option / Warrant Certificates

After the Effective Date, certificates formerly representing Pathfinder Options, Bayswater Options and Bayswater Warrants, shall be deemed to represent Amalco Options or Amalco Warrants, as the case may be, subject to adjustment of the exercise price and number of Amalco Shares to which the holder of former Pathfinder Options, Bayswater Options or Bayswater Warrants may be entitled in accordance with Section 2.11 hereof.

4. RIGHTS OF DISSENT

4.1 Dissent Rights

(a) Registered holders of Pathfinder Shares or Bayswater Shares are entitled to exercise rights of dissent in connection with the Arrangement with respect to their Pathfinder Shares or Bayswater Shares, as the case may be, pursuant to and in the manner set forth in Part 8, Division 2 of the BCBCA as modified by the Interim Order, the Final Order and this Section 4.1 (the "**Dissent Rights**"); provided that, notwithstanding subsection 242(2) of the BCBCA, the written objection to the resolution approving the Arrangement contemplated by subsection 242(2) of the BCBCA must be received by Pathfinder or Bayswater, as the case may be, not later than 4:30 p.m. (Vancouver time) on the date which is two Business Days immediately preceding the date of the Special Meetings or by 4:30 p.m. (Vancouver time) on the Business Day prior to the date on which any adjournment of the Special Meetings is held.

(b) Pathfinder Shares or Bayswater Shares held by Dissenting Shareholders who are ultimately entitled to be paid fair value for their Pathfinder Shares or Bayswater Shares, as the case may be, will be and will be deemed to be cancelled and the former holders of such Pathfinder Shares or Bayswater Shares shall cease to have any rights as former holder of Pathfinder Shares or Bayswater Shares other than their right to be paid fair value for their Pathfinder Shares or Bayswater Shares, as the case may be.

(c) Pathfinder Shareholders or Bayswater Shareholders who exercise, or purport to exercise, Dissent Rights, and who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Pathfinder Shares or Bayswater Shares, as the case may be, shall be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholders as at and from the Effective Time and shall receive, and be entitled to receive, only the consideration for each Pathfinder Share or Bayswater Share, as the case may be, on the basis set forth in Section 2.11.

4.2 Registered Holders

In no circumstances shall Pathfinder, Bayswater, Amalco or any other Person be required to recognize a Person exercising Dissent Rights unless such person is a registered holder of the Pathfinder Shares or Bayswater Shares in respect of which such Dissent Rights are sought to be exercised.

4.3 Recognition of Dissenting Shareholders

Neither Pathfinder, Bayswater, Amalco nor any other Person shall be required to recognize a Dissenting Shareholder as a registered or beneficial owner of Pathfinder Shares or Bayswater Shares, as the case may be, at or after the Effective Time, and at the Effective Time the names of such Dissenting Shareholders shall be deleted from the register of holders of Pathfinder Shares or Bayswater Shares, as the case may be, maintained by or on behalf of Pathfinder and Bayswater.

4.4 Dissent Right Availability

A registered holder is not entitled to exercise Dissent Rights with respect to Pathfinder Shares or Bayswater Shares if such holder votes (or instructs, or is deemed, by submission of any incomplete proxy, to have instructed his, her or its proxyholder to vote) in favour of the resolution approving the Arrangement.

5. AMENDMENTS

5.1 Amendments

(a) The Amalgamating Corporations reserve the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Date, provided that any such amendment, modification or supplement must be contained in a written document that is filed with the Court.

(b) Save and except as may be otherwise provided in the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by either of the Amalgamating Corporations at any time prior to the date of the Special Meetings with or without any other prior notice or communication to the Pathfinder Shareholders and the Bayswater Shareholders, and if so proposed and accepted by Pathfinder Shareholders and Bayswater Shareholders voting at the Special Meetings, will become part of this Plan of Arrangement for all purposes. Subject to Section 5.1(c), if such amendment, modification or supplement is made following the Special Meetings, it shall be approved by the Court and, if required by the Court, communicated to the Pathfinder Shareholders and the Bayswater Shareholders, and will become part of the Arrangement upon completion of all the conditions required in the Court approval.

(c) Any amendment, modification or supplement to this Plan of Arrangement may be made by the Amalgamating Corporations without approval of the Pathfinder Shareholders and the Bayswater Shareholders provided that it concerns a matter which, in the reasonable opinion of the Amalgamating Corporations, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Pathfinder Shareholders or the Bayswater Shareholders.

6. TERMINATION

6.1 Termination

This Plan of Arrangement will automatically terminate and be of no further force and effect upon the termination of the Agreement in accordance with its terms.

APPENDIX "A"
AMALGAMATION APPLICATION

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

APPENDIX "A"

Ministry of Finance
Corporate and Personal
Property Registries
www.fin.gov.bc.ca/registries

AMALGAMATION APPLICATION
FORM 13 – BC COMPANY
Section 275 *Business Corporations Act*

Telephone: 250 356-8626

DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff. The Regulation under the *Business Corporations Act* requires the electronic version of this form to be filed on the Internet at www.corporateonline.gov.bc.ca

Freedom of Information and Protection of Privacy Act (FIPPA)
The personal information requested on this form is made available to the public under the authority of the *Business Corporations Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A NAME OF COMPANY – *Choose one of the following:*

☑ The name BAYSWATER URANIUM CORPORATION is the name reserved for the amalgamated company. The name reservation number is: ____________, *OR*

☐ The company is to be amalgamated with a name created by adding "B.C. Ltd." after the incorporation number, *OR*

☐ The amalgamated company is to adopt, as its name, the name of one of the amalgamating companies.
The name of the amalgamating company being adopted is:

____

The incorporation number of that company is: ____________

Please note: If you want the name of an amalgamating corporation that is a foreign corporation, you must obtain a name approval before completing this amalgamation application.

B AMALGAMATION STATEMENT – *Please indicate the statement applicable to this amalgamation.*

☑ **With Court Approval:**
This amalgamation has been approved by the court and a copy of the entered court order approving the amalgamation has been obtained and has been deposited in the records office of each of the amalgamating companies.

OR

☐ **Without Court Approval:**
This amalgamation has been effected without court approval. A copy of all of the required affidavits under section 277(1) have been obtained and the affidavit obtained from each amalgamating company has been deposited in that company's records office.

C AMALGAMATION EFFECTIVE DATE – *Choose one of the following:*

☐ The amalgamation is to take effect at the time that this application is filed with the registrar.

☐ The amalgamation is to take effect at 12:01a.m. Pacific Time on [YYYY / MM / DD ____________] being a date that is not more than ten days after the date of the filing of this application.

☑ The amalgamation is to take effect at ________ ☐ a.m. or ☐ p.m. Pacific Time on [YYYY / MM / DD ____________] being a date and time that is not more than ten days after the date of the filing of this application.

D AMALGAMATING CORPORATIONS

Enter the name of each amalgamating corporation below. For each company, enter the incorporation number. If the amalgamating corporation is a foreign corporation, enter the foreign corporation's jurisdiction and if registered in BC as an extraprovincial company, enter the extraprovincial company's registration number. Attach an additional sheet if more space is required.

NAME OF AMALGAMATING CORPORATION	BC INCORPORATION NUMBER, OR EXTRAPROVINCIAL REGISTRATION NUMBER IN BC	FOREIGN CORPORATION'S JURISDICTION
1. Pathfinder Resources Ltd.	460775	
2. Bayswater Ventures Corp.	193077	
3.		
4.		
5.		

E FORMALITIES TO AMALGAMATION

If any amalgamating corporation is a foreign corporation, section 275 (1)(b) requires an authorization for the amalgamation from the foreign corporation's jurisdiction to be filed.

☐ This is to confirm that each authorization for the amalgamation required under section 275(1)(b) is being submitted for filing concurrently with this application.

F CERTIFIED CORRECT – I have read this form and found it to be correct.

This form must be signed by an authorized signing authority for each of the amalgamating companies as set out in Item D.

NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	DATE SIGNED YYYY / MM / DD
1. VICTOR A. TANAKA	X	
2. GEORGE LEARY	X	
3.	X	
4.	X	
5.	X	

NOTICE OF ARTICLES

A NAME OF COMPANY

Set out the name of the company as set out in Item A of the Amalgamation Application.

BAYSWATER URANIUM CORPORATION

B TRANSLATION OF COMPANY NAME

Set out every translation of the company name that the company intends to use outside of Canada.

Not Applicable

C DIRECTOR NAME(S) AND ADDRESS(ES)

Set out the full name, delivery address and mailing address (if different) of every director of the company. The director may select to provide either (a) the delivery address and, if different, the mailing address for the office at which the individual can usually be served with records between 9 a.m. and 4 p.m. on business days or (b) the delivery address and, if different, the mailing address of the individual's residence. The delivery address must not be a post office box. Attach an additional sheet if more space is required.

LAST NAME	FIRST NAME	MIDDLE NAME	
REYNOLDS	DAMIEN		
DELIVERY ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
2400 - 1111 West Georgia Street, Vancouver	BC	Canada	V6E 4M3
MAILING ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
same as above			
LAST NAME	FIRST NAME	MIDDLE NAME	
LEARY	GEORGE		
DELIVERY ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
#2 Kincora Terrace NW, Calgary	AB	Canada	T3R 1M1
MAILING ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
same as above			
LAST NAME	FIRST NAME	MIDDLE NAME	
TANAKA	VICTOR		
DELIVERY ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
510 Burrard Street, Suite 510, Vancouver	BC	Canada	V6C 3A8
MAILING ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
same as above			
LAST NAME	FIRST NAME	MIDDLE NAME	
ARMSTRONG	KEN		
DELIVERY ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
800 - 625 Howe Street, Vancouver	BC	Canada	V6C 3T6
MAILING ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
same as above			

D REGISTERED OFFICE ADDRESSES

DELIVERY ADDRESS OF THE COMPANY'S REGISTERED OFFICE	PROVINCE	POSTAL CODE
2080, 777 Hornby Street, Vancouver	BC	V6Z 1S4

MAILING ADDRESS OF THE COMPANY'S REGISTERED OFFICE	PROVINCE	POSTAL CODE
2080, 777 Hornby Street, Vancouver	BC	V6Z 1S4

E RECORDS OFFICE ADDRESSES

DELIVERY ADDRESS OF THE COMPANY'S RECORDS OFFICE	PROVINCE	POSTAL CODE
2080, 777 Hornby Street, Vancouver	BC	V6Z 1S4

MAILING ADDRESS OF THE COMPANY'S RECORDS OFFICE	PROVINCE	POSTAL CODE
2080, 777 Hornby Street, Vancouver	BC	V6Z 1S4

F AUTHORIZED SHARE STRUCTURE

	Maximum number of shares of this class or series of shares that the company is authorized to issue, or indicate there is no maximum number.		Kind of shares of this class or series of shares.			Are there special rights or restrictions attached to the shares of this class or series of shares?	
Identifying name of class or series of shares	THERE IS NO MAXIMUM (✔)	MAXIMUM NUMBER OF SHARES AUTHORIZED	WITHOUT PAR VALUE (✔)	WITH A PAR VALUE OF ($)	Type of currency	YES (✔)	NO (✔)
COMMON	✔		✔				✔

APPENDIX "B"
ARTICLES OF AMALCO

Incorporation Number : BC ______________

BAYSWATER URANIUM CORPORATION

(the "Company")

ARTICLES

1. INTERPRETATION

1.1 Definitions

In these articles, unless the context otherwise requires:

(1) "board of directors", "directors" and "board" mean the directors or sole director of the Company for the time being;

(2) *"Business Corporations Act"* means the *Business Corporations Act* (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to the Act;

(3) *"Interpretation Act"* means the *Interpretation Act* (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to the Act;

(4) "legal personal representative" means the personal or other legal representative of the shareholder;

(5) "registered address" of a shareholder means the shareholder's address as recorded in the central securities register;

(6) "seal" means the seal of the Company;

1.2 *Business Corporations Act* and *Interpretation Act* Definitions Applicable

The definitions in the *Business Corporations Act* and the definitions and rules of construction in the *Interpretation Act*, with the necessary changes, and unless the context requires otherwise, apply to these Articles as if the Articles were an enactment. If there is a conflict between a definition in the *Business Corporations Act* and a definition or rule in the *Interpretation Act* relating to a term in these Articles, the definition in the *Business Corporations Act* will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the *Business Corporations Act*, the *Business Corporations Act* will prevail

2. SHARES AND SHARE CERTIFICATES

2.1 Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any described in the Notice of Articles of the Company.

2.2 Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the *Business Corporations Act.*

2. 3 Shareholder Entitled to Share Certificate or Acknowledgement

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgement of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate or acknowledgment for a share to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient for delivery to all.

2.4 Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder's right to obtain a share certificate may be by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5 Replacement of Worn Out or Defaced Share Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate is worn out or defaced, the director must, on production of the share certificate or acknowledgement, as the case may be, and on such other terms, if any, as the directors think fit:

(1) order the share certificate or acknowledgment, as the case may be, to be cancelled; and
(2) issue a replacement share certificate or acknowledgement, as the case may be.

2.6 Replacement of Lost, Stolen or Destroyed Share Certificate or Acknowledgement

If a share certificate or a non-transferable written acknowledgment of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgement, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(1) proof satisfactory to the directors that the share certificate or acknowledgement is lost, stolen or destroyed; and
(2) any indemnity the directors consider adequate.

2.7 Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8 Share Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the *Business Corporations Act*, determined by the directors.

2.9 Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3. ISSUE OF SHARES

3.1 Directors Authorized

Subject to the *Business Corporations Act* and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2 Commissions and Discounts

The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3 Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4 Conditions of Issue

Except as provided for by the *Business Corporations Act*, no share may be issued until it is fully paid. A share is fully paid when:

(1) consideration is provided to the Company for the issue of the share by one or more of the following:

(a) past services performed for the Company;
(b) property;
(c) money; and

(2) the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5 Share Purchase Warrants and Rights

Subject to the *Business Corporations Act*, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4. SECURITIES REGISTERS

4.1 Central Securities Register

As required by and subject to the *Business Corporations Act*, the Company must maintain in British Columbia a central securities register. The directors may, subject to the *Business Corporations Act*, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2. Closing Register

The Company must not at any time close its central securities register.

5. SHARE TRANSFERS

5.1 Registering Transfers

A transfer of a share of the Company must not be registered unless:

(1) a duly signed instrument of transfer in respect of the share has been received by the Company;
(2) if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(3) if a non-transferable written acknowledgement of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgement has been surrendered to the Company;

5.2 Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

5.3 Transferor Remains Shareholder

Except to the extent that the *Business Corporations Act* otherwise provides, a transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4 Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgements deposited with the instrument of transfer:

(1) in the name of the person named as transferee in that instrument of transfer; or
(2) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5 Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgement of a right to obtain a share certificate for such shares.

5.6 Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6. TRANSMISSION OF SHARES

6.1 Legal Personal Representative Recognized on Death

In the case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the director may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2 Rights of Legal Personal Representative

The legal personal representative of a shareholder has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the *Business Corporations Act* and the directors have been deposited with the Company.

7. PURCHASE OF SHARES

7.1 Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the share of any class or series and the *Business Corporations Act*, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2 Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1) the Company is insolvent; or
(2) making the payment or providing the consideration would render the Company insolvent.

7.3 Sale and Voting of Purchased Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1) is not entitled to vote the share at a meeting of its shareholders;
(2) must not pay a dividend in respect of the share; and
(3) must not make any other distribution in respect of the share.

8. BORROWING POWERS

The Company, if authorized by the directors, may:

(1) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;
(2) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate;
(3) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and
(4) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

9. ALTERATIONS

9.1 Alteration of Authorized Share Structure

Subject to Article 9.2 and the *Business Corporations Act*, the Company may by ordinary resolution:

(1) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(2) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(3) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(4) if the Company is authorized to issue shares of a class of shares with par value:

  (a) decrease the par value of those shares; or

  (b) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(5) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(6) alter the identifying name of any of its shares; or

(7) otherwise alter its shares or authorized share structure when required or permitted to do so by the *Business Corporations Act.*

9.2 Special Rights and Restrictions

The Company may be special resolution:

(1) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

9.3 Change of Name

The Company may by ordinary resolution authorize an alteration of its Notice of Articles in order to change its name.

9.4 Other Alterations

If the *Business Corporations Act* does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by ordinary resolution alter these Articles.

10. MEETINGS OF SHAREHOLDERS

10.1 Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the *Business Corporations Act*, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2 Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date, a date that would be appropriate for the holding of the applicable annual general meeting.

10.3 Calling of Meetings of Shareholders

The directors may, whenever the directors think fit, call a meeting of shareholders.

10.4 Location of Meeting

A general meeting of the Company may be held anywhere in North America, as determined by the directors.

10.5 Notice of Meeting of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1) if and for so long as the Company is a public company, twenty-one days;
(2) otherwise, ten days.

10.6 Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1) if and for so long as the Company is a public company, twenty-one days;
(2) otherwise ten days.

10.7 Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months, or , in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. If no record date is set, the record date is 5:00 p.m. on the date immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.8 Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any persons entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.9 Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(1) state the general nature of the special business; and
(2) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

   (a) at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

   (b) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

10.10 Meetings by Telephone or Other Communications Medium

A shareholder may participate in a meeting of the shareholders in person or by telephone, if all shareholders participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all shareholders who wish to participate in the meeting agree to such participation. A shareholder who participates in a meeting in a manner contemplated by this Article 10.10 is deemed for all purposes of the *Business Corporations Act* and these Articles to be present at the meeting and to have agreed to participate in that manner,

11 PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1 Special Business

At a meeting of shareholders, the following business is special business:

(1) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;
(2) at an annual general meeting, all business is special business except for the following:

(a) business relating to the conduct of or voting at the meeting;
(b) consideration of any financial statements of the Company presented to the meeting;
(c) consideration of any reports of the directors or auditor;
(d) the setting or changing of the number of directors;
(e) the election or appointment of directors;
(f) the appointment of an auditor;
(g) the setting of the remuneration of an auditor;
(h) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;
(i) any other business which, under these Articles or the *Business Corporations Act*; may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2 Special Majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds, of the votes cast on the resolution.

11.3 Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or represent by proxy, shareholders holding, in the aggregate, at least five percent of the issued shares entitled to be voted at the meeting.

11.4 One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(1) the quorum is one person who is, or who represents by proxy, that shareholder, and
(2) that shareholder, present in person or by proxy, may constitute the meeting.

11.5 Other Persons May Attend

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any

of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6 Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7 Lack of Quorum

If, within ½ hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1) in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and
(2) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8 Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.8(2) was adjourned, a quorum is not present within ½ hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9 Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1) the chair of the board, if any; or
(2) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.10 Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within fifteen minutes after the time set for holding the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that the chair of the board and the president will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12 Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for thirty days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13 Decision by Show of Hands or Poll

Every motion put to a vote at a meeting of shareholders will be decided on a show of hand unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.14 Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15 Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16 Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17 Manner of Taking Poll

Subject to Article 11.19, if a poll is duly demanded at a meeting of shareholders:

(1) the poll must be taken:

  (a) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and
  (b) in the manner, at the time and at the place that the chair of the meeting directs.

(2) the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and
(3) the demand for the poll may be withdrawn by the person who demanded it.

11.18 Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19 Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of a meeting of the shareholders must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20 Casting of Votes

On a poll, a shareholder is not entitled to more than one vote by which a chair of a meeting of shareholders is elected.

11.21 Poll not Available in respect of Election of Chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22 Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23 Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy at the meeting, and, during that period, make such ballots and proxies available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three-month period, the Company may destroy such ballots and proxies.

12 VOTES OF SHAREHOLDERS

12.1 Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and
(2) on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2 Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3 Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1) any one of the joint shareholders may vote at any meeting of shareholders, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or
(2) if more than one of the joint shareholders is present at any meeting of shareholders, personally or by proxy, and more than one of the joint shareholders votes in respect of that share, then only the vote of the joint shareholder present whose name stands first in the central securities register in respect of the share will be counted.

12.4 Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5 Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1) for that purpose, the instrument appointing a representative must:

(a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or
(b) be provided at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

(2) if a representative is appointed under this Article 12.5:

(a) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and
(b) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6 Proxy Provisions do not Apply to Public Companies

Articles 12.7 to 12.15 do not apply to the Company if and for so long as it is a public company or pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its articles or to which the Statutory Reporting Company Provisions apply.

12.7 Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8 Alternate Proxy Holders

A shareholder may appoint one or more proxy holders to act in the place of an absent proxy holder.

12.9 When Proxy Holder Need Not be Shareholder

A person must not be appointed as proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1) the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;
(2) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or
(3) the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10 Deposit of Proxy

A proxy for a meeting of shareholders must:

(1) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or
(2) unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11 Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or
(2) by the chair of the meeting, before the vote is taken.

12.12 Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of the company]

(the "Company")

The undersigned, being a shareholder of the Company, hereby appoint [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder): ______________

Signed [month, day, year]

____

Signature of shareholder

____

Name of shareholder – [printed]

12.13 Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(1) received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or
(2) provided, at the meeting, to the chair of the meeting.

12.14 Revocation of Proxy Must be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;
(2) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15 Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13 DIRECTORS

13.1 First Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the *Business Corporations Act.* The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(1) subject to paragraphs (2) and (3), the number of directors that is equal to the number of the Company's first directors;
(2) if the Company is a public company, the greater of three and the most recently set of:

  (a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and
  (b) the number of directors set under Article 14.4;

(3) if the Company is not a public company, the most recently set of:

  (a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and
  (b) the number of directors set under Article 14.4;

13.2 Change in Number of Directors

If the number of directors is set under Articles 13.1(2)(a) or 13.1(3)(a):

(1) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;
(2) if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3 Directors' Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4 Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the *Business Corporations Act* to become, act or continue to act as a director.

13.5 Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6 Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7 Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8 Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premium for the purchase or provision of any such gratuity, pension or allowance.

14 ELECTION AND REMOVAL OF DIRECTORS

14.1 Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and
(2) all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2 Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1) that individual consents to be a director in the manner provided for in the *Business Corporations Act*;
(2) that individual is elected or appointed at a meeting at which the individual does not refuse, at the meeting, to be a director; or
(3) with respect to first directors, the designation is otherwise valid under the *Business Corporations Act*.

14.3 Failure to Elect or Appoint Directors

If:

(1) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the *Business Corporations Act*; or
(2) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors.

then each of the directors then in office continues to hold office until the earlier of:

(3) the date on which his or her successor is elected or appointed; and
(4) the date on which he or she otherwise ceases to hold office under the *Business Corporations Act* or these Articles.

14.4 Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not reelected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Article, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5 Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6 Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the *Business Corporations Act*, for any other purpose.

14.7 Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8 Additional Directors

Notwithstanding Article 13.1 and 13.2, between annual general meetings or unanimous resolutions, contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(1) one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or
(2) in any other case, one-third of the number of the current directors who were elected or appointed as directors other than pursuant to this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9 Ceasing to be a Director

A director ceases to be a director when:

(1) the term of office of the director expires;
(2) the director dies;
(3) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or
(4) the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10 Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by ordinary resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11 Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15 ALTERNATE DIRECTORS

15.1 Appointment of Alternate Director

Any director (an "appointor") may by notice in writing received by the Company appoint any person (an "appointee") who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2 Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3 Alternate for More than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(1) will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;
(2) has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;
(3) will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;
(4) has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4 Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5 Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor.

15.6 Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7 Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(1) his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;
(2) the alternate director dies;
(3) the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;
(4) the alternate director ceases to be qualified to act as a director; or
(5) his or her appointor revokes the appointment of the alternate director.

15.8 Remuneration of Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company, such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16 POWERS AND DUTIES OF DIRECTORS

16.1 Powers of Management

The directors, must, subject to the *Business Corporations Act* and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the *Business Corporations Act* or by these Articles, required to be exercised by the shareholders of the Company.

16.2 Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

17 DISCLOSURE OF INTEREST OF DIRECTORS

17.1 Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is defined in the *Business Corporations Act*) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the *Business Corporations Act.*

17.2 Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3 Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4 Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the *Business Corporations Act.*

17.5 Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6 No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7 Professional Services by Director or Officer

Subject to the *Business Corporations Act*, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8 Director of Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and subject to the *Business Corporations Act,* the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18 PROCEEDINGS OF DIRECTORS

18.1 Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2 Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3 Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1) the chair of the board, if any;
(2) in the absence of the chair of the board, the president, if any, if the president is a director; or
(3) any other director chosen by the directors if:

- (a) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;
- (b) neither the chair of the board nor the president, if a director, is willing to chair the meeting; or
- (c) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting;

18.4 Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this

Article 18.4 is deemed for all purposes of the *Business Corporations Act* and these Articles to be present at the meeting and to have agreed to participate in that manner,

18.5 Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company if any, on the request of a director must, call a meeting of the directors at any time.

18.6 Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.7 When Notice not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(1) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2) the director or alternate director, as the case may be, has waived notice of the meeting.

18.8 Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9 Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

18.10 Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11 Validity of Acts Where Appointment Defective

Subject to the *Business Corporations Act*, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12 Consent Resolution in Writing

A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the

resolution or on the latest date stated on any counterpart. A resolution of the directors or any committee of the directors passed in accordance with this Article 18.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it has been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the *Business Corporations Act* and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19 EXECUTIVE AND OTHER COMMITTEES

19.1 Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the director's powers, except:

(1) the power to fill vacancies in the board of directors;
(2) the power to remove a director;
(3) the power to change the membership of, or fill vacancies in, any committee of the directors; and
(4) such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

19.2 Appointment and Powers of Other Committees

The directors may, by resolution:

(1) appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;
(2) delegate to a committee appointed under paragraph (1) any of the directors' powers, except:

  (a) the power to fill vacancies in the board of directors;
  (b) the power to remove a director;
  (c) the power to change the membership of, or fill vacancies in, any committee of the directors; and
  (d) the power to appoint or remove officers appointed by the directors; and

(3) make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors' resolution.

19.3 Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(1) conform to any rules that may from time to time be imposed on it by the directors; and
(2) report every act or thing done in exercise of those powers at such times as the directors may require.

19.4 Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(1) revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;
(2) terminate the appointment of, or change the membership of, the committee; and
(3) fill vacancies in the committee.

19.5 Committee Meetings

Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(1) the committee may meet and adjourn as it thinks proper;
(2) the committee may elect a chair of its meeting but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;
(3) a majority of the members of the committee constitutes a quorum of the committee; and
(4) questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20 OFFICERS

20.1 Directors May Appoint Officers

The directors, may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2 Functions, Duties and Powers of Officers

The directors may, for each officer:

(1) determine the functions and duties of the officer;
(2) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and
(3) revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3 Qualifications

No officers may be appointed unless that officer is qualified in accordance with the *Business Corporations Act.* One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as a managing director must be a director. Any other officer need not be a director.

20.4 Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors think fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21 INDEMNIFICATION

21.1 Definitions

In this Article 21:

(1) "eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;
(2) "eligible proceeding" means a legal proceeding or investigative action, whether current or threatened, pending or completed, in which a director, former director or alternate director of the Company (an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

    (a) is or may be joined as a party; or

(b) is or may be liable for or in respect of a judgment, penalty or fine in , or expenses related to, the proceeding;

(3) "expenses" has the meaning set out in the *Business Corporations Act.*

21.2 Mandatory Indemnification of Directors and Former Directors

Subject to the *Business Corporations Act*, the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2

21.3 Indemnification of Other Persons

Subject to any restrictions in the *Business Corporations Act*, the Company may indemnify any person.

21.4 Non-Compliance with *Business Corporations Act*

The failure of a director, alternate director or officer of the Company to comply with the *Business Corporations Act* or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

21.5 Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1) is or was a director, alternate director, officer, employee or agent of the Company;
(2) is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;
(3) at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;
(4) at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust or joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22 DIVIDENDS

22.1 Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2 Declaration of Dividends

Subject to the *Business Corporations Act*, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3 No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4 Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive a payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5 Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

22.6 Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1) set the value for distribution of specific assets;
(2) determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and
(3) vest any such specific assets in trustees for the persons entitled to the dividend.

22.7 When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8 Dividends to be Paid in Accordance with Number of Shares

Subject to the rights of shareholders, if any, holding shares with special rights as to dividends, all dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9 Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10 Dividend Bears No Interest

No dividend bears interest against the Company.

22.11 Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12 Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13 Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures, or other securities of the Company as a dividend representing the surplus or any part of the surplus.

23 DOCUMENTS, RECORDS AND REPORTS

23.1 Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the *Business Corporations Act.*

23.2 Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

24 NOTICES

24.1 Method of Giving Notice

Unless the *Business Corporations Act* or these Articles provide otherwise, a notice, statement, report or other record required or permitted by the *Business Corporations Act* or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1) mailing addressed to the person at the applicable address for that person as follows:

- (a) for a record mailed to a shareholder, the shareholder's registered address;
- (b) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;
- (c) in any other case, the mailing address of the intended recipient;

(2) delivery at the applicable address for that person, as follows, addressed to the person:

- (a) for a record delivered to a shareholder, the shareholder's registered address;
- (b) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;
- (c) in any other case, the delivery address of the intended recipient;

(3) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;
(4) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;
(5) physical delivery to the intended recipient.

24.2 Deemed Receipt of Mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

24.3 Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise sent as permitted by Article 24.1 is conclusive evidence of that fact.

24.4 Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5 Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1) mailing the record addressed to them:

(a) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and
(b) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2) if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

25 SEAL

25.1 Who May Attest to Seal

Except as provided in Articles 25.2 and 25.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1) any two directors;
(2) any officer, together with any director;
(3) if the Company only has one director, that director; or
(4) any one or more directors or officers or persons as may be determined by the directors.

25.2 Sealing Copies

For the purposes of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer.

25.3 Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company, are, in accordance with the *Business Corporations Act* or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificate or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer may in writing authorize

such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

26 PROHIBITIONS

26.1 Definitions

In this Article 26:

(1) "designated securities" means:

(a) a voting security of the Company;
(b) a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or
(c) a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);

(2) "security" has the meaning assigned in the *Securities Act* (British Columbia);
(3) "voting security" means a security of the Company that:

(a) is not a debt security, and
(b) carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

26.2 Application

Article 26.3 does not apply to the Company if and for so long as it is public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

26.3 Consent Required for Transfer of Shares or Designated Securities

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

SCHEDULE "C"

INTERIM ORDER

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

S-064426

NO. ____________
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

BETWEEN:

BAYSWATER VENTURES CORP. AND
PATHFINDER RESOURCES LTD.

PETITIONERS

IN THE MATTER OF SECTION 288 OF THE BRITISH COLUMBIA *BUSINESS CORPORATIONS ACT*,
S.B.C. 2002, c. 57

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT BETWEEN
BAYSWATER VENTURES CORP. AND PATHFINDER RESOURCES LTD.
AND THEIR SECURITYHOLDERS

ORDER

BEFORE ~~THE HONOURABLE MR.~~	)	Tuesday, the 11th day of
~~MADAM JUSTICE or~~ MASTER	)	July, 2006.
TAYLOR		

THE *EX-PARTE APPLICATION* of the Petitioners, Bayswater Ventures Corp. ("Bayswater") and Pathfinder Resources Ltd. ("Pathfinder"), for an order for directions in seeking a plan of arrangement under s. 288 of the British Columbia *Business Corporations Act* S.B.C. 2002, Chapter 57 (the "Act"), coming on for hearing at Vancouver, British Columbia, on

the 11th day of July, 2006, AND ON HEARING Jordan J. Kinghorn, counsel for the Petitioners; AND UPON READING the material filed herein:

THIS COURT ORDERS that:

1. The Petitioners be permitted to convene, hold and conduct the following two Special meetings (the "Meetings"):

   (a) the Bayswater Meeting - a Special meeting of the registered holders of the issued and outstanding common shares (the "Bayswater Shares") of the Petitioner, Bayswater on Tuesday, August 8th, 2006 at 10:00 a.m. (Pacific Daylight Time) (or such other date and time as the Court may direct), to consider, and if thought fit to pass, with or without amendment, a special resolution (the "Bayswater Arrangement Resolution") authorizing, approving and agreeing to adopt an arrangement (the "Arrangement") between Bayswater and the Bayswater Shareholders and between Pathfinder and the Pathfinder Shareholders as described in the plan of arrangement (the "Plan of Arrangement") attached in Exhibit "A" to the Affidavit of Marion McGrath, sworn the 10th day of July, 2006, and to transact such other business as may properly come before the Bayswater Meeting; and

   (b) the Pathfinder Meeting - a Special meeting of the registered holders of the issued and outstanding common shares (the "Pathfinder Shares") of the Petitioner, Pathfinder on Tuesday, August 8th, 2006 at 11:00 a.m. (Pacific Daylight Time) (or such other date and time as the Court may direct), to consider, and if thought fit to pass, with or without amendment, a special resolution (the "Pathfinder Arrangement Resolution") authorizing, approving and agreeing to adopt an arrangement (the "Arrangement") between Bayswater and the Bayswater Shareholders and between Pathfinder and the Pathfinder Shareholders as described in the plan of arrangement (the "Plan of Arrangement") attached in Exhibit "A" to the

Affidavit of Victor Tanaka, sworn the 10th day of July, 2006, and to transact such other business as may properly come before the Pathfinder Meeting.

2. The Meetings shall be called, held and conducted in accordance with the provisions of the Act, applicable securities legislation and the Articles of the Petitioners, subject to the terms of this Order.

3. The following information for the Meetings (the "Materials"):

(a) the Notice of Special Meeting of Bayswater Shareholders and Pathfinder Shareholders;

(b) the Joint Management Information Circular (the "Circular");

(c) the Bayswater Arrangement Resolution and Pathfinder Arrangement Resolution, as forming part of the Circular;

(d) this Interim Order;

(e) the Pacific International Securities Inc. Fairness Opinion and Ross Glanville & Associates Ltd. Fairness Opinion, attached as Schedules to the Circular;

(f) the Plan of Arrangement, attached as a Schedule to the Circular;

(g) the Dissent Rights, as set forth as a Schedule to the Circular and as provided for in the Plan of Arrangement; and

(h) the Form of Proxy:

in substantially the same form as they appear in the Affidavit of Marion McGrath sworn the10th day of July, 2006 and the Affidavit of Victor Tanaka sworn the 10th day of July, 2006, with such amendments and inclusions thereto as counsel for the Petitioners may advise are necessary or desirable, provided that such amendments and inclusions are not inconsistent with the terms of this Order, shall be mailed by pre-paid ordinary mail:

(i) to the Bayswater Shareholders and Pathfinder Shareholders at their registered addresses as they appear on the record books of Bayswater and Pathfinder at the close of business on July 5, 2006; and

(ii) to the directors and auditors of Bayswater and Pathfinder.

4. The Mailing shall occur at least twenty-one days prior to the date of the Meetings, excluding the date of mailing and excluding the date of the Meetings.

5. The Petitioners shall be at liberty to give notice of this application to persons outside the jurisdiction of this Honourable Court in the manner specified herein.

6. The Mailing described in paragraphs 3 and 4 shall constitute good and sufficient service upon all who may wish to appear in these proceedings, and no other service need be made.

7. The accidental omission to give notice of the Meetings to, or to mail the Materials to, or the non-receipt of such, by one or more of the persons specified herein, shall not invalidate any resolution passed or proceeding taken at the Meetings.

8. The Chair of the Bayswater Meeting and the Chair of the Pathfinder Meeting (the "Chairs") shall be an officer or director of the respective Petitioner who shall be appointed by the board of directors of the respective Petitioner for that purpose.

9. The Chairs are at liberty to call on the assistance of legal counsel to the Petitioners at any time and from time to time, as each of the Chairs may deem necessary or appropriate, during the Meetings, and such legal counsel is entitled to attend the Meetings for this purpose.

10. The Bayswater Meeting may be adjourned for any reason upon the approval of the Bayswater Chair and the Pathfinder Meeting may be adjourned for any reason upon the approval of the Pathfinder Chair, and if either of the Meetings are adjourned, the adjourned Meeting shall be reconvened at a place and time to be designated by the Chair of that Meeting to a date which is not more than 30 days thereafter.

11. The quorum required at the Meetings shall be the quorum required by the Articles of the Petitioners.

12. The vote required to adopt the Bayswater Arrangement Resolution at the Bayswater Meeting shall be the affirmative vote of not less than two-thirds of the votes cast at the Meeting by the Bayswater Shareholders who vote in person or by proxy on the Bayswater Arrangement Resolution.

13. The vote required to adopt the Pathfinder Arrangement Resolution at the Pathfinder Meeting shall be the affirmative vote of not less than two-thirds of the votes cast at the Meeting by the Pathfinder Shareholders who vote in person or by proxy on the Pathfinder Arrangement Resolution.

14. A representative of Bayswater attendant at the Bayswater Meeting shall, in due course, file with the Court an affidavit verifying the actions taken and the decisions reached by the Bayswater Shareholders at the Bayswater Meeting with respect to the Arrangement.

15. A representative of Pathfinder attendant at the Pathfinder Meeting shall, in due course, file with the Court an affidavit verifying the actions taken and the decisions reached by the Pathfinder Shareholders at the Pathfinder Meeting with respect to the Arrangement.

16. Each Bayswater and Pathfinder Shareholder of the Petitioners be and hereby are accorded the Right of Dissent with respect to the Arrangement Resolution approving the Arrangement, as set out in the Plan of Arrangement.

17. The only persons entitled to notice of and to attend or vote at the Bayswater Meeting or any adjournment(s) thereof, either in person or by proxy, shall be the directors of Bayswater, the auditor of Bayswater and the registered holders of the common shares of Bayswater as at the close of business on July 5, 2006.

18. The only persons entitled to notice of and to attend or vote at the Pathfinder Meeting or any adjournment(s) thereof, either in person or by proxy, shall be the directors of Pathfinder, the auditor of Pathfinder and the registered holders of the common shares of Pathfinder as at the close of business on July 5, 2006.

19. Unless the directors of the Petitioners determine by resolution to abandon the Arrangement, the Application for the Final Order shall be set down for hearing before the presiding Judge in Chambers at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, on or about August 9, 2006, and that, upon approval of the Arrangement in the manner required by section 288 of the Act, the Petitioners be at liberty to proceed with the Final Application on that date or as soon thereafter as may be reasonably practicable.

20. Any Bayswater or Pathfinder Shareholder may appear and make submissions at the Application for the Final Order, provided that such person files an Appearance with this Court in the form prescribed by the Rules of Court of the Supreme Court of British Columbia and serve a copy of the filed Appearance, together with a copy of all material on which such person intends to rely at the Final Application, including a Response in Form 124 and an outline of such person's proposed submissions, to the solicitor for the Petitioners at his address for delivery as set out in the Petition, on or before 4:30 p.m. August 4, 2006 or as the Court may otherwise direct.

21. If the Final Application is adjourned, only those persons who have filed and delivered an Appearance in accordance with this Order need to be served and provided with notice of the adjourned date.

22. The Petitioners, the Bayswater and Pathfinder Shareholders and the directors of the Petitioners shall have liberty to apply for such further orders as may be appropriate.

BY THE COURT

DISTRICT REGISTRAR

APPROVED AS TO FORM:

Solicitor for the Petitioners

ENTERED

JUL 11 2006

VANCOUVER REGISTRY

VOL 5132 FOL 91

SCHEDULE "D"

GLANVILLE FAIRNESS OPINION

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

A FAIRNESS OPINION

REGARDING THE PROPOSED MERGER

OF

PATHFINDER RESOURCES LTD.

AND

BAYSWATER VENTURES CORP.

JULY 2006

PREPARED BY: ROSS GLANVILLE & ASSOCIATES LTD.
7513 PANDORA DRIVE, BURNABY, B.C.
604-291-6731

AND

BRUCE MCKNIGHT MINERALS ADVISOR SERVICES
1281 20TH STREET, WEST VANCOUVER, B.C.
604-926-5799

TABLE OF CONTENTS

1.0 EXECUTIVE SUMMARY

Bruce McKnight Minerals Advisor Service ("McKnight") and Ross Glanville & Associates Ltd. ("Glanville") have been retained by the Board of Directors of Pathfinder Resources Ltd. ("Pathfinder") to determine the fairness (to the shareholders of Pathfinder) of the proposed merger with Bayswater Ventures Corp. ("Bayswater"). In order to provide the Fairness Opinion, McKnight and Glanville examined the relative share trading price histories of Pathfinder and Bayswater prior to the announcement of the proposed merger, reviewed the mineral properties of each company, analyzed publicly-listed companies with similar or comparable portfolios of mineral exploration properties, considered other assets of Pathfinder and Bayswater, noted the terms of the most recent financings, and obtained the current financial positions of each company, among other things.

Pathfinder and Bayswater entered into a binding letter agreement (dated April 17, 2006), whereby Bayswater and Pathfinder will merge into a new corporation ("Amalco") pursuant to an arrangement agreement[1]. Each common share or convertible security of Bayswater will be exchanged for one common share or convertible security of Amalco, and each common share or convertible security of Pathfinder will be exchanged for 0.588 Amalco common shares or convertible securities. Bayswater also agreed to purchase 3,333,333 common shares of Pathfinder at a price of $0.60 per share for aggregate proceeds of $2.0 million (this transaction has now closed).

The foregoing merger would consolidate uranium landholdings in Labrador's Central Mineral Belt ("CMB"), the Thelon Basin in the Northwest Territories and Nunavut, and Newfoundland's Hermitage Uranium Belt; as well as in Niger and Guatemala[2]. The proposed new company would hold almost 400,000 hectares in the CMB (the largest landholder in the uranium district), where several companies are exploring for iron oxide-copper-gold or Olympic Dam-type, and granite-hosted (Rossing-type) deposits. It would also emerge as the largest landholder (over 775,000 hectares) in the Thelon Basin, which has some similarities to the Athabasca Basin in northern Saskatchewan. The combined companies' holdings would also include almost 35,000 hectares in southwestern Newfoundland, where stratiform sedimentary and volcanic-hosted uranium mineralization has been identified. It should be noted that the positive economic fundamentals for uranium have driven the price of U3O8 from about US$7 per pound in 2000 to over US$40 today. Many analysts believe that prices will continue to rise as uranium production supplies are forecast to continue to fall well short of rapidly increasing demand, as more nuclear reactors are built to meet the world's growing energy demands (see Appendix I for a brief overview of the uranium market).

[1] A formal arrangement agreement (the "Arrangement Agreement") is to be completed and executed within 45 days from April 17, 2006.

[2] In addition, a base metal deposit (with exploration potential) in Ireland (Avoca) would be included.

Pathfinder Resources Ltd ("Pathfinder") is a Vancouver-based mineral exploration company focused on the discovery of uranium deposits. Pathfinder has the largest land position in Canada's Thelon Basin region, recognized as one of the most prospective areas for discovery of high-grade uranium deposits. The Company's other uranium interests include two properties in the Hermitage Uranium Belt of Newfoundland, and a partnership in a uranium syndicate formed to acquire prospective uranium properties in Central America. Pathfinder is listed on the TSX Venture Exchange ("TSXV"), with its trading symbol being PHR. There are approximately 32.4 million shares issued, and the share trading prices over the past year have ranged from a low of $0.105 to a high of $0.82 (in April 2006), with the closing price on June 30th being $0.54. The present working capital is approximately $2.3 million[3].

Bayswater Ventures Corp. ("Bayswater") is also a Vancouver-based junior exploration company with a focus on identifying, acquiring and exploring uranium properties in Labrador (in the CMB) and the Northwest Territories, gold and uranium in Niger, and base metals in Ireland. Bayswater is listed on the TSXV, with its trading symbol being BVE. There are just over 31.4 million shares issued, and the share trading prices over the past year have ranged from a low of $0.065 to a high of $1.38 (in April 2006), with the closing price on June 30th being $0.98. The present working capital is approximately $5.3 million.

The share trading histories of Pathfinder and Bayswater for the period immediately prior to (and after) the announcement of the proposed transaction on April 19, 2006, are summarized below

	PATHFINDER	BAYSWATER	RATIOS[4]
June 30, 2006 Close	$0.54	$0.98	0.55
June 19, 2006 Close	$0.49	$0.66	0.74
May 26, 2006 Close:	$0.455	$0.70	0.65
April 28, 2006 Close:	$0.70	$1.25	0.56
April 19, 2006 Close[5]:	$0.74	$1.16	0.64
April 13, 2006 Close[6]:	$0.61	$1.00	0.61
April Average Closing Prices[7]:	$0.66	$0.97	0.68
March Average Closing Prices:	$0.49	$0.94	0.52
Year Highs (prior to April 19):	$0.74	$1.24	0.60

As can be seen from the table above, the ratios of the trading prices of Pathfinder relative to those of Bayswater (prior to the proposed merger announcement on April 19th, 2006),

[3] This excludes the $350,000 advance to Fugro for the upcoming airborne survey at Thelon.
[4] These are the ratios of the Pathfinder share prices divided by the Bayswater share prices.
[5] These are the closing prices for the first day of trading after the announcement of the merger.
[6] These are the closing prices on the last day prior to the announcement of the merger.
[7] These are the averages of the daily closing share trading prices from in April (up to April 13).

ranged from 0.52 to 0.74. As a result, the proposed ratio of about 0.59 (actually 0.588) appears reasonable.

In addition to the foregoing, McKnight and Glanville considered a number of other factors related to the proposed merger, some of which are summarized below:

- the resultant dominant land position in three of the most prospective and under-explored uranium exploration and development areas in the world;
- the expectation that the combined property portfolio[8] and strong balance sheet of Amalco should result in it being regarded by investors as a premier junior uranium explorer;
- the synergies in exploration/development/construction that will likely be realized with the projects under the control of one company – especially since several of the properties are in the same general areas;
- the estimated relative values of the mineral properties of each company;
- the relative exploration expenditures of each company;
- the substantial working capital position of Bayswater (approximately $5.3 million)
- the price per share of the recent large financing of Bayswater, for gross proceeds of almost $10 million;
- the recent purchase by Bayswater of 3,333,333 shares of Pathfinder at $0.60 per share;
- the prior financings of Pathfinder in July 2005 at a price of $0.20 per flow-through share and $0.15 per non flow-through share, each with one warrant;
- the participation of shareholders of Pathfinder in the uranium (and base metal) exploration projects of Bayswater by way of their share ownership in the combined company;
- the net beneficial ownership positions (after giving consideration to royalties, required payments in shares or cash, exploration commitments, and other third party interests) by Bayswater and Pathfinder in their respective properties;
- the ownership/dilution implications of the merger
- the numbers and exercise prices of the options and warrants of each of Pathfinder and Bayswater;
- the expected increased liquidity for the shareholders of the combined company.
- the technical and financial expertise and experience of the proposed management and board of directors of the combined company;
- the size and financial strength of the combined company, with a very strong balance sheet (with working capital of over $7 million), thus enabling the combined company to weather any downturns in the markets;
- the elimination of the overhead (including legal, accounting, office expenses, and

---

[8] However, it should be noted that most of the properties of both companies, at the current stage of assessment, contain no mineral reserves as defined in the guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) presented in the *CIM Standards on Mineral Resources and Reserves*, dated August 20, 2000; and most of the properties do not have NI 43-101 compliant reports.

administrative and management fees) required for managing two separate public companies;

- the elimination of the duplication of stock exchange filings;
- the shares that are required to be issued to maintain interests in specific mineral properties or projects; and
- the recent volumes and trading ranges of the companies' shares

As a result of the foregoing, and considering the difficulty in determining precise values of mineral exploration projects, **it is McKnight's and Glanville's opinion that the proposed exchange ratio of 0.588 of a share (or securities convertible into a share) of Amalco for each one share (or security convertible into a share) of Pathfinder and 1.00 share (or security convertible into a share) of Amalco for each one share (or security convertible into a share) of Bayswater is fair, from a financial point of view, to the security holders of Pathfinder.** However, McKnight and Glanville express no opinion as to the expected trading price of the shares of Amalco if the proposed transaction is completed. Moreover, this Fairness Opinion does not constitute a recommendation to buy or sell the shares of Pathfinder, Bayswater, or Amalco.

This fairness opinion may be relied upon (subject to the qualifications set out in this report) by the Board of Directors, regulatory authorities, and securityholders of Pathfinder, but may not be used or relied upon by any other person without express prior written consent. However, McKnight and Glanville consent to the duplication and inclusion of this Fairness Opinion in a Prospectus or Information Circular.

2.0 INTRODUCTION AND TERMS OF REFERENCE

2.1 ENGAGEMENT TERMS

Ross Glanville & Associates Ltd. ("Glanville") and Bruce McKnight Minerals Advisor Services ("McKnight") have been retained by the Board of Directors of Pathfinder Resources Ltd. ("Pathfinder") to determine the fairness to the shareholders of Pathfinder of the proposed business combination with Bayswater Ventures Corp. ("Bayswater"). Under the terms of the engagement, McKnight and Glanville will be paid a fee and will be reimbursed for their out-of-pocket expenses. The payment of the fee in connection with this engagement is not dependent upon the fairness opinion rendered. McKnight and Glanville are independent arm's-length consultants who do not have a financial interest (nor do they expect to have any future interest), directly or indirectly, in Pathfinder or Bayswater (or their subsidiary or associated companies), nor do they expect any consideration other than the fee and expenses for the preparation of this report. McKnight and Glanville express no opinion, nor have they been requested to do so, as to the expected trading price of Amalco if the proposed transaction is completed.

In a purchase of a material asset or a company, the approach to fairness and valuation normally entails assessing the value of the properties or the company, using as many techniques as are applicable, in order to check them against each other and to determine the most reasonable values. In this case, because Pathfinder and Bayswater have proposed to merge by way of a share exchange transaction, the focus of this analysis is to determine the relative values of Pathfinder and Bayswater shares to ensure the proposed merger terms are fair to the shareholders of Pathfinder.

2.2 CREDENTIALS OF MCKNIGHT AND GLANVILLE

Bruce McKnight has a B.A.Sc. in Geological Engineering from the University of B.C., an M.Sc. in Engineering Geoscience from the University of California, Berkeley, a Mineral Economics Diploma from McGill University and an MBA from Simon Fraser University. He is a Member of the Association of Professional Engineers and Geoscientists of British Columbia (P.Eng.) and a Fellow of the Canadian Institute of Mining and Metallurgy (FCIM). McKnight is a former Executive Director of the B.C. and Yukon Chamber of Mines (now renamed Association for Mineral Exploration B.C.) and a former Corporate Vice-President of Westmin Resources Limited. He has over 30 years of senior-level, international and domestic, mining industry experience and has been an active participant in the exploration, valuation, financing and development of several

mines in British Columbia and elsewhere. In addition, he has acted as a consultant to mining and brokerage firms, as well as to mining associations and First Nations and as an "expert witness" to law firms.

Ross Glanville & Associates Ltd. is a company specializing in valuations of public and private companies and mineral exploration and development properties, as well as providing fairness opinions and litigation support (such as being an expert witness in court cases involving valuation disputes) related to financial and technical issues. The president, Ross Glanville, graduated from the University of British Columbia in 1970 with a Bachelor of Applied Science Degree (Mining Engineering) and became a member of the Association of Professional Engineers of British Columbia in 1972 (P.Eng.). In 1974, he obtained a Master of Business Administration Degree (MBA), specializing in finance and securities analysis. In 1980, he became a member of the Certified General Accountants of B.C. (CGA). Ross Glanville has over 35 years of mining and exploration experience in many countries, and has been involved in the exploration, discovery, financing, development, and production of a number of mines. He was formerly President of Giant Bay Resources Ltd. and Vice President of Wright Engineers Ltd., and has been a director of a number of exploration and mining companies. Over the past twenty-five years, Glanville has specialized in valuations of public and private companies, and mineral exploration and development properties. He has prepared over five hundred valuations and/or fairness opinions; and has written several articles, and given many presentations, related to the valuation of exploration and mining companies.

2.3 SCOPE OF REVIEW

In performing the review of the fairness of the proposed transaction, McKnight and Glanville were given access to the agreement describing the proposed terms of merger between Pathfinder and Bayswater, reports on the key holdings of both companies. They also examined the websites of Pathfinder and Bayswater; and reviewed several dozen SEDAR filings of both companies, including press releases, technical reports, audited annual financial reports, Management Discussion and Analysis (MD&A), Annual Reports, interim financial statements and MD&A's for the most recent periods. They also had discussions with directors and officers of Pathfinder and Bayswater. In addition, they carried out the following, among other things:

- read a number of marketing reports related to the supply/demand balance and price outlooks for uranium;
- reviewed a number of transactions related to the purchase/sale of similar mining exploration and development projects;
- read the financial statements of Pathfinder for the period ended December 31, 2005, and for Bayswater for the period ended November 30, 2005;
- reviewed joint venture and option terms on similar or comparable mineral exploration projects;
- obtained prior expenditures by each company on their mineral exploration

properties;
- determined market capitalizations of listed companies with similar or comparable mineral exploration properties;
- obtained the current working capital positions of the companies;
- reviewed the share trading histories of both companies;
- obtained details of the outstanding options and warrants of the companies; and
- carried out such other reviews, calculations, analyses, research and investigations deemed appropriate

2.4 KEY ASSUMPTIONS AND LIMITATIONS

In providing this Fairness Opinion, McKnight and Glanville assumed and relied upon the accuracy and completeness of all technical, financial, and other information furnished to them by Pathfinder and Bayswater, and their consultants and representatives. They have not undertaken any specific independent verification of such information (although data was reviewed to determine its "reasonableness"). However, McKnight and Glanville have no reason to believe that the information provided to them is not accurate or complete, and have not been denied access to any information that they requested from the management of the companies.

Glanville and McKnight decided upon the methodologies to be utilized in this Fairness Opinion, and did not request or receive suggestions as to the methodologies that might have been utilized by the management of the companies. McKnight and Glanville have relied upon technical reports, discussions with executives/officers of Pathfinder and Bayswater, information provided by management/directors, past expenditures, and results to date.

It should be noted that this report is a Fairness Opinion, not a technical report. As a result, McKnight and Glanville have only provided brief summaries of the information provided in the technical reports and exploration summaries. Those reports should be reviewed for details regarding geology, mineralization, claim locations, detailed agreements, and exploration/development histories.

McKnight's and Glanville's Fairness Opinion must be considered as a whole. Extracting or considering only portions of the full Fairness Opinion may lead to incorrect or misleading conclusions, for which McKnight and Glanville take no responsibility. This Fairness Opinion should not be construed as a recommendation for outside investors to purchase or sell securities of Pathfinder or Bayswater, nor for shareholders of either of the companies to purchase or sell more shares or to vote in favour of or against the proposed merger if it were put to a vote.

Pathfinder acknowledges that the services of McKnight and Glanville are provided in an advisory capacity only, and that McKnight and Glanville are not liable for losses, damages, or other claims that may result from or be alleged to result from any application

or use that Pathfinder and/or others may make of such information and data. Pathfinder hereby waives, releases, indemnifies and agrees to hold McKnight and Glanville harmless from any and all liability for losses, damages, legal costs, and other claims arising from the Fairness Opinion and/or related issues. Pathfinder hereby waives the right to commence any lawsuit against McKnight and Glanville, and will pay (in a timely manner) any legal costs incurred by McKnight and Glanville as a result of any lawsuit related to this Fairness Opinion. McKnight and Glanville have not conducted a review of Pathfinder's or Bayswater's mineral titles, ownership, or environmental obligations, and consequently McKnight and Glanville have not expressed any opinion on these subjects. McKnight and Glanville do not accept any responsibility for errors or omissions pertaining to information provided by Pathfinder, Bayswater, or their lawyers, directors, consultants, agents, or other related parties.

McKnight and Glanville reserve the right to amend or withdraw this Fairness Opinion in certain circumstances, including in the event that there occurs a material change of facts or representations upon which McKnight and Glanville relied, or in the event that McKnight and Glanville reasonably conclude that the information provided, or any representation they relied upon, contains an untrue statement of material fact or omits to state a material fact that, in their reasonable opinion, would make this Fairness Opinion untrue or inaccurate in any material respect. However, McKnight and Glanville are under no obligation to make any subsequent changes or provide notification to anyone of such changes to the information. The management and directors of Pathfinder and Bayswater should inform McKnight and Glanville if anything in this report is, in their opinion, inaccurate or misleading in any way.

2.5 CIMVAL STANDARDS

The TSX Venture Exchange ("TSXV") requires that CIMVal Standards (Canadian Institute of Mining, Metallurgy and Petroleum Standards and Guidelines for Valuations of Mineral Properties) be used by issuers and their professional advisors when preparing valuations and valuation reports on mineral properties. The CIMVal Standards are limited to valuations of mineral properties (including any interests therein), and do not cover fairness opinions or valuations of corporations or other entities that hold mineral properties as assets. As a result, the CIMVal standards are not applicable to this Fairness Opinion.

It should be emphasized that this Fairness Opinion is not a technical report nor a formal valuation of either of the companies or their mineral properties as defined in The Canadian Institute of Mining, Metallurgy and Petroleum publication of February 2003, *"Standards and Guidelines for Valuation of Mineral Properties"*, (CIMVal Standards and Guidelines). This review is a Fairness Opinion of the Pathfinder - Bayswater merger proposal, and as part of that opinion it includes some informal relative valuations of the two companies, their mineral properties and other assets. McKnight and Glanville are familiar with the CIMVal Guidelines and have followed them where appropriate in the informal valuations.

McKnight and Glanville have not visited the mineral properties of Pathfinder and Bayswater and have conducted no independent geological investigations. McKnight and Glanville were engaged by Pathfinder to provide a Fairness Opinion, and will be paid a fee (plus out-of-pocket expenses and GST), based on a consulting hourly rate and the time required to prepare the Fairness Opinion. A Technical Report on one of the properties has been prepared by a Qualified Person and made available to McKnight and Glanville.

McKnight and Glanville have set out the assumptions and input parameters in this Fairness Opinion, and believe that they are reasonable and appropriate based on industry standards. Major risks include the uncertainty of future exploration results, the future prices of uranium (and lead/zinc in the case of Avoca), changes to government regulations, and general environmental concerns. McKnight and Glanville have not prepared a previous valuation of Pathfinder or Bayswater and are not aware of any other valuations of the companies in the past five years. The technical reports, websites, and other publications should be referred to for detailed geological information; and this Fairness Opinion only summarizes the foregoing information.

3.0 PROPOSED BUSINESS COMBINATION

Pathfinder and Bayswater entered into a binding letter agreement (dated April 17, 2006), whereby Bayswater and Pathfinder will merge into a new corporation ("Amalco") pursuant to an arrangement agreement. Each common share or convertible security of Bayswater will be exchanged for one common share or convertible security of Amalco, and each common share or convertible security of Pathfinder will be exchanged for 0.588 of an Amalco common share or convertible security. Bayswater also agreed to purchase 3,333,333 common shares of Pathfinder at a price of $0.60 per share for aggregate proceeds of $2.0 million (this transaction has now closed).

Pathfinder and Bayswater intend that that a formal arrangement agreement (the "Arrangement Agreement") will be completed and executed within 45 days of the date of execution of the letter agreement. The directors of each of Bayswater and Pathfinder shall recommend to their shareholders that they each accept the transaction as proposed; and Mr. Victor Tanaka and Richard Atkinson (who together exercise direction and control over 19.6% of the issued and outstanding shares of Pathfinder) will enter into a lock-up of their securities in Pathfinder for the purpose of voting in favour of the transaction. The transaction is subject to the approval of the TSXV and any other regulatory body having jurisdiction.

4.0 PATHFINDER RESOURCES LTD.

4.1 OVERVIEW

Pathfinder Resources Ltd ("Pathfinder") is a Vancouver-based mineral exploration company focused on the discovery of economic uranium deposits. Pathfinder has the largest land position in Canada's Thelon Basin region, recognized as one of the most prospective areas for the discovery of high-grade uranium deposits. The Company's other uranium interests include almost 35,000 hectares in the Hermitage Uranium Belt of Newfoundland, and a partnership in a uranium syndicate formed to acquire prospective uranium properties in Central America. Pathfinder is listed on the TSXV, with its trading symbol being PHR. There are approximately 35.5 million shares issued, and the share trading prices over the past year have ranged from a low of $0.105 to a high of $0.82 (in April 2006), with the closing price on June 30th being $0.54. The present working capital is approximately $2.3 million.

4.2 MINERAL PROPERTIES OF PATHFINDER

4.2.1 URANIUM PROPERTIES IN THE THELON BASIN

Pursuant to a memorandum of understanding dated April 11, 2005, Pathfinder was granted an option to acquire an 80% interest in uranium rights[9] in certain exploration permits acquired by Diamonds North Resources Ltd.("Diamonds North") within and around the Thelon Basin, Northwest Territories, in consideration of making cash payments totaling $100,000 (paid) and issuing a total of 2,000,000 shares (1,500,000 shares issued, and 500,000 to be issued on May 18, 2007). Pathfinder must also incur exploration expenditures on the property totaling $4.0 million, of which $400,000 must be expended by April 11, 2006 (incurred), a further $1.6 million by April 11, 2007, and a further $2.0 million by April 11, 2008. Other than the first $400,000, the exploration expenditures are optional. Pathfinder is required to carry a 20% interest in favour of Diamonds North until completion of a bankable feasibility study. In addition to the foregoing agreement, which covers about 1.25 million acres (the remaining property that has been selected from a larger initial block, plus some additional staking), Pathfinder owns a 100% interest in a contiguous block of claims (just under 0.1 million acres) to the west (and near the northern side) of the 1.25 million-acre block. This additional block is subject to a 'conventional' Gross Overriding Royalty ("GOR") of 1%, with Pathfinder having the right to reduce the GOR to 0.5% at any time by making a payment of $1 million to Diamonds North.

The Thelon Basin is geologically similar to the Athabasca Basin, 300 kilometers to the south, which hosts several large, high-grade uranium deposits. Due to the Thelon Basin's more remote location, it has not been as extensively explored as the Athabasca Basin. The Thelon Basin is considered to be a highly prospective region for the discovery of large, high-grade deposits given its favourable geology and the number of uranium prospects found to date. Major uranium-mining companies like Cameco Corporation and Cogema have interests in the Thelon Basin (other companies that are active in the area include Uravan Minerals Inc., Titan Uranium Inc., and Ur-Energy Inc.). The most

[9] These rights include all minerals contained in any deposit containing more than 0.05% U3O8.

important uranium deposits within the Thelon Basin are Cogema's Kiggavik[10], Andrew Lake and END deposits that form the Kiggavik uranium trend – located about 105 kilometers southeast of the North Thelon project area on the basin margin. Compared to the Athabasca Basin, the Thelon Basin is under-explored, and until recently, not subjected to the state-of-the-art methods being used to explore the Athabasca Basin. Pathfinder holds claims over an area that has widespread radioactive sandstone boulders, which could represent "leakage" from deep-seated high-grade uranium deposits.

During the summer of 2005, a regional till and soil sampling program was conducted at the Thelon Basin property to identify high priority areas for further evaluation by deep penetration electromagnetic (EM) surveys. The Company has also carried out closer-spaced geochemical soil and rock sampling in areas with known radioactive sandstone boulders. The presence of historically-noted radioactive boulder trains was confirmed through the prospecting program in 2005. Results from the sampling program were in line with Pathfinder's expectations, with widespread anomalous uranium values encountered throughout the property.

Maps posted on the Geological Survey of Canada website illustrate that a major southwest-northeast regional structure extends into the south Thelon Basin, and underlies 80 kilometers of Pathfinder's property. Within the boundary of the property are multiple east-west trending structures; the western end of one of these structures underlies a previously identified 20-kilometer by 3-kilometer radioactive boulder train (with elevated uranium values up to 0.13% U3O8). Fault structures are a key element required for formation of such world-class uranium deposits as McArthur River and Cigar Lake in the Athabasca Basin.

A ground geophysical survey is underway to better delineate a six-kilometer-long basement conductive trend located in the northeastern area of the property. In 1981, Hudson's Bay Oil & Gas Ltd. ("HBOG") undertook a limited 195 line-kilometer airborne INPUT electromagnetic survey, and detected a six-kilometer-long conductor trend attributable to a bedrock source. HBOG calculated the depth of the conductor to be approximately 100 meters, which is estimated by Pathfinder to be the depth of the unconformity – the target for uranium mineralization. The conductor is a high priority exploration target, since it occurs in a region of low-grade radioactive boulders that may reflect high grade uranium at depth.

An expanded airborne geophysical survey (6,000 to 7,000 line-kilometers) is planned for the middle of 2006 (Pathfinder wants to identify conductive graphitic horizons that are associated with major geologic structural breaks – a prime environment of uranium deposition). The survey will involve a deep penetrating electromagnetic survey, utilizing Fugro's proprietary MEGATEM system. Developed in 2001, MEGATEM is far superior to survey systems used during the previous major uranium exploration boom in the 1970s, as it can detect conductors considerably deeper in the earth and at much higher resolution. Conductors defined by the survey will provide targets for follow-up ground exploration and drilling.

[10] Estimated to contain (not NI 43-101 compliant) about 40 million pound of U3O8

4.2.2 URANIUM PROPERTIES IN NEWFOUNDLAND

In October 2005, Pathfinder staked 1,453 claims in two separate blocks in southwestern Newfoundland. A finder's fee was paid by way of the issuance of 150,000 common shares of Pathfinder. The claims are also subject to a 2% net smelter return royalty. In early November 2005 an additional 24 claims were staked.

Located 30 kilometers north of the coastal town of Burgeo in southwest Newfoundland, Pathfinder's 100% owned Hermitage West and Hermitage East properties comprise about 36,000 hectares, and cover approximately half of the Hermitage Uranium Belt (a 100-kilometer by 10-kilometer structural arch with a number of uranium prospects), a newly-recognized region where several uranium occurrences have been discovered. Commander Resources Ltd. has announced a number of recent surface boulder and bedrock discoveries grading up to 2% U3O8 (in two separate locations) on an adjoining property – situated between Pathfinder's Hermitage East and Hermitage West properties. In the 1980s, exploration by the uranium divisions of Shell Canada Ltd. and Central Electricity Generating Board on that property (now owned by Cameco Corporation) located several bedrock uranium occurrences and radioactive boulder trains grading up to 1.5% U3O8 along the belt.

The belt has the potential to host large-scale uranium deposits, as uranium occurs primarily as stratiform occurrences within sedimentary and volcanic rocks. The geology of the belt and near-surface uranium mineralization indicates that the region is prospective for open-pit uranium deposits. The region has good infrastructure, including a nearby highway and power supply.

A recent news release stated that Aeroquest Ltd. has been contracted to fly 4,000 line-kilometers of radiometric, magnetic, and electromagnetic surveys. The helicopter-borne surveys will cover Pathfinder's entire Hermitage West and Hermitage East properties as part of the Company's first phase exploration work in search of uranium deposits. Once data are available, prospecting and ground geophysical and geological surveys will follow. Contingent on the identification of drill targets, drilling is planned for later in 2006.

4.2.3 CENTRAL AMERICAN URANIUM SYNDICATE

On January 11, 2005, Pathfinder, Gold-Ore Resources Ltd., and Santoy Resources Ltd. created the Central American Uranium Syndicate ("CAUS") to explore for uranium in Central America. Under the terms of the letter agreement, Pathfinder and Santoy can each earn a one third interest in any mineral exploration tenements acquired by spending $500,000 each over a four-year period. Gold-Ore will retain 100% interest in the property and will be carried for the first $1.0 million of expenditures, after which a joint venture will be formed - with each of the three parties having a one-third interest. Gold-Ore will act as operator for the CAUS, and all programs will be subject to approval by a

management committee. The CAUS applied for three concessions in Guatemala; and in February 2006, the CAUS was granted two contiguous concessions (Rincon and Incienso) covering 169 square kilometers. The El Jiote concession (91.5 square kilometers) is still pending.

Fieldwork by the CAUS in 2005 verified the location of some of the documented occurrences of uraniferous outcrops and boulders. Samples collected from boulders of petrified wood returned values of 0.19% and 0.22% U3O8, respectively. An outcrop sample from a conglomerate returned a grade of 0.13% U3O8.

The Phase I program is now underway, and consists of prospecting and geochemical sampling in areas of known uranium mineralization. The CAUS has approved a program that will allow a geological prospecting team to carry out a first pass review of the known showings and prospect for new occurrences. The program will involve examining a number of uranium occurrences identified by work programs conducted by the United Nations Development Program and the Taiwanese government in the early and late 1980s, respectively. The geologic model being employed is the sediment-hosted type of uranium deposit (where ground waters leached uranium from surrounding and overlying uranium rich volcanic rocks, and concentrated it in porous and permeable sedimentary units), a style of mineralization that is well known in the southwest United States and Australia. These deposits are often amenable to in-situ leaching, which significantly decreases the cost of production and environmental impact of mining.

4.3 WORKING CAPITAL

The working capital of Pathfinder as at July 7, 2006 was approximately $2.3 million; however, it should be noted that this excludes the $350,000 advance to Fugro for the upcoming airborne survey at Thelon.

4.4 OTHER ASSETS

The other assets of Pathfinder include equipment with a net book value of $20,000, 258,392 shares of Fjordland Exploration Inc. (with a market value of about $90,000), income tax pools (non-capital losses plus Canadian exploration and development expenditures, and foreign exploration expenditures), and its TSXV listing. This listing has been estimated to have a total value of about $500,000 - this is essentially the value of a "shell" company (one with no net assets or liabilities, except the listing), and represents the time, costs, and risks to obtain a listing on the TSXV.

4.5 SHARE STRUCTURE

As at July 5th 2006, there were 35,519,324 issued shares of Pathfinder. The additional shares and resulting cash, based on the assumption of the exercise of the in-the-money options and warrants, are summarized below:

Warrants:	1,189,666 @ $0.20 per share	=	$237,933
Options:	520,000 @ $0.15 per share	=	$ 78,000
	1,235,000 @ $0.20 per share	=	$247,000
	150,000 @ $0.375 per share	=	$ 56,250

The exercise of the foregoing would provide additional cash totaling $619,183, and result in additional shares of 3,094,666 being issued (for a then-outstanding total of 38,613,990 shares).

5.0 BAYSWATER VENTURES CORP.

5.1 OVERVIEW OF BAYSWATER VENTURES CORP.

Bayswater Ventures Corp. ("Bayswater") is also a Vancouver-based junior exploration company with a focus on identifying, acquiring and exploring uranium properties in Labrador (in the CMB), Nunavut and the Northwest Territories, gold and uranium in Niger, and base metals in Ireland. Bayswater is listed on the TSXV, with its trading symbol being BVE. There are just over 34 million shares issued, and the share trading prices over the past year have ranged from a low of $0.065 to a high of $1.38 (in April 2006), with the closing price on June 30th being $0.98. The present working capital is approximately $5.1 million.

5.2 MINERAL PROPERTIES OF BAYSWATER

Summary of Property Acquisition Obligations

Agreement	Cash Consideration	Stock Consideration	Expenditure Requirements	Royalties Applicable
Peter Haring – Newfoundland – November 29, 2005	$61,440 (paid)	50,000 common shares (paid)	NIL	2%. ½ of royalty may be purchased for $1,500,000 (note that the 1% purchasable under this agreement would also include that which may be purchased under the November 17, 2005 agreement with Longview such that if $1,500,000 is paid, royalty is reduced on properties under this Agreement and November 17, 2005 Longview Agreement

Agreement	Cash Consideration	Stock Consideration	Expenditure Requirements	Royalties Applicable
Peter Haring – Newfoundland – January 3, 2006	$599,040.00 plus $10,000 (paid)	180,000 common shares (paid)	NIL	1%. May be purchased in its entirety for $2,000,000
Peter Haring – April 3, 2006	$5,600 (paid)	NIL	NIL	2%. ½ may be purchased for $1,500,000
Peter Haring – April 6, 2006	$144,800 plus $19,400 (all paid)	NIL	NIL	1%. May be purchased in its entirety for $2,000,000 (note that per this Agreement, if 1% is purchased under January 3, 2006 agreement with Haring, the royalty on these properties is also reduced and vice versa).
Claude Jobin – Niger – November 29, 2005	$5,000 on applying for each of two concessions (payable ½ cash and ½ stock) - Paid $15,000 on granting of each of two concessions (payable ½ cash and ½ stock) $1,500 application fee	See cash consideration plus 10,000 common shares per concessions still held 12 month from date of Agreement	NIL	N/A
Longview – Niger – November 17, 2005	$200,000 (of which $37,000 was paid) on granting and TSX approval After six months, $25,000 per each of four concessions After 12 months, $35,000 per concession still held After 18 months, $50,000 per concession still held After 24 months, $100,000 per	250,000 common shares on receipt of TSX approval 200,000 common shares after six months 150,000 common shares after 12 months 100,000 common shares after 18 months 100,000 common shares after 24 months Any cash amounts to the left can be paid ½ cash and ½ stock	NIL	N/A

Agreement	Cash Consideration	Stock Consideration	Expenditure Requirements	Royalties Applicable
	concession still held			
Longview – Newfoundland- November 17, 2005	$210,000 on TSX approval (paid) After six months from TSX approval, $10,000 per each of up to 10 claims blocks (payable Sept 29, 2006) After 12 months, $20,000 per claim block still held After 18 months, $40,000 per claim block still held After 24 months, $50,000 per claim block still held	100,000 common shares on TSX approval (paid) Any cash amounts to the left can be paid ½ cash and ½ stock	NIL	2%. ½ of royalty may be purchased for $1,500,000 (Please see notes re November 29, 2005 Haring Agreement – payment of $1,500,000 to Haring reduces royalties on this Agreement and November 29, 2005 agreement)
Strongbow – Uranium Joint Venture – January 23, 2006	NIL	NIL	Up to $500,000 in five years for acquisitions costs, plus $600,000 of expenditures for each of up to three designated projects	N/A
D.G. Dupre & Associates - Italy – January 30, 2006 (As to acquisition of Italy data package and not as to consulting services)	See stock consideration	$25,000 payable in cash or ½ cash and ½ common shares (not yet payable)	NIL	N/A
Yukon 37999 Inc. – Thelon Staking – April 13, 2006 (part of Strongbow JV)	$40,037.58 for AX Claims $56,133.00 for TC Claims (All cash amounts paid)	108,858 common shares payable in three installments (36, 286 shares paid June 29, 2006)	NIL	2% NSR on base and precious metals (includes uranium) and 2% GOR on diamonds. 1% (of both) may be purchased for $2 million

Agreement	Cash Consideration	Stock Consideration	Expenditure Requirements	Royalties Applicable
Yukon 37999 Inc. – Thelon Staking – April 13, 2006	$41,312.72 for VB Claims $56,478.36 for TC Claims (All cash amounts paid)	N/A	NIL	1% NSR on base and precious metals (includes uranium) and 1% GOR on diamonds. 0.5% (of both) may be purchased for $1 million
Strongbow/ Avoca Project – January 4, 2006	NIL	1,500,000 shares, paid February 28, 2006	Completion of airborne survey (not yet completed)	N/A

5.2.1 URANIUM PROPERTIES IN LABRADOR

In November 2005, Bayswater announced that it had entered into a letter agreement with Longview Strategies Incorporated (TSXV – LV) to acquire a 100% interest in 13 claim blocks in the Central Mineral Belt of Labrador - covering rock units and structures favourable for uranium in the Moran Lake-Michelin uranium district. The initial claim blocks comprise a total of 2,357 claims (58,925 hectares) in two large contiguous blocks and three small claim blocks.

Pursuant to the Longview letter agreement, Bayswater has two years to earn a 100% interest in each of the 13 claim blocks by making staged cash payments to Longview of $120,000 for each of the 10 larger claim blocks (each of which comprises 150 to 256 claims) over the two year period commencing upon approval of the transaction by the TSX Venture Exchange. Under the letter agreement, $210,000 was to be paid and 100,000 common shares were to be issued to Longview upon receipt of TSXV approval of the acquisition. A net smelter royalty (NSR) of 2% will be payable on each of the claim blocks retained. Bayswater has the right to purchase one half of the 1% NSR at any time for $1,500,000.

The acquisition establishes Bayswater as one of the largest land holders in the area. All of the Bayswater claim blocks cover favourable geologic extensions of regions of known uranium deposits and prospects in the area. Many of the claim blocks occur along strike of known airborne geophysical anomalies-particularly radiometric anomalies. Also, numerous lake sediment uranium anomalies - typically present in the region of known uranium deposits and prospects (and widespread throughout the Moran Lake-Michelin district) - are present over the majority of the land acquired by Bayswater. These features indicate the favourability of Bayswater's ground for the discovery of additional uranium deposits.

The largest Bayswater claim block ("North Claim Block") comprises 421 square kilometers. Its western portion is located to the north of and adjoining ground held by Crosshair Exploration & Mining ("Crosshair"). It extends 21.5 km northeasterly from the Crosshair boundary and covers the favourable extension of Proterozoic Aphebian Moran

Lake mafic volcanics and unconformably overlying Helikian Heggart Lake volcaniclasic sediments.

Within the Crosshair ground, these rocks host the Moran Lake deposits, which have a published resource of 6.0 million pounds U3O8 hosted in iron oxide rich volcanic breccias that are spatially associated with faulting and the unconformity; and underlie the Moran Heights uranium boulder field - with reported numerous iron rich boulders containing uranium mineralization with values of up to 2.36% uranium. Crosshair also recently reported that follow-up of airborne radiometric anomalies led to the discovery of five new zones of bedrock uranium mineralization in the northern area of the property in proximity to known deposits. The new zones are mostly characterized by heavily oxidized breccias, one of which contains high grade uranium and copper with associated silver and gold values - suggesting potential for Olympic Dam type deposits. Further, Crosshair recently reported that results of airborne surveying identified 25 new radiometric anomalies, some of which are associated with the above new discoveries; and that all areas of known uranium mineralization on the property have associated airborne anomalies. These announcements indicate the excellent potential for discovery of major deposits in the Moran Lake area. The strike extension of the northern region of interest on Crosshair ground extends onto Bayswater claims.

To the east (47 km from the Crosshair property), a large claim block adjacent on the east and northeast is held jointly by Fronteer Development Group and Altius Minerals Corporation. The Fronteer-Altius_property covers the Michelin Deposit, which has a reported historical resource of 18.2 million pounds U3O8 in 6.4 million tonnes grading 0.13% U3O8 that is open at depth, and where recent deep drill results indicate that the deposit may be substantially larger. This deposit is hosted in Aphebian Upper Aillik Group iron, titanium and sodium enriched felsic tuffs and breccias and spatially associated with a granitic intrusive contact and a separate thrust fault.

Several smaller uranium deposits and prospects to the north and northeast from the Michelin deposit occur in similar geologic settings, with associated iron oxide-copper-gold mineralization and breccias over a distance of some 60 kilometers. This east-west portion of the North Claim Block covers favourable geologic extensions of both the Moran Lake and Michelin deposit settings; and, its northern boundary is within 5 km southwest of and along strike from the Michelin deposit.

The second large Bayswater claim block ("South Claim Block") comprises 166 square kilometers, and is located to the southwest of the North Claim Block, along the southern margin of the Crosshair property. It covers favourable northeasterly trending contacts of Helikian Sylvia Lake Formation felsic volcanic rocks with granitic rocks over a distance of 35 km along strike (to the southwest of the Michelin and associated deposits to the northeast). Within the claim block, some 75 kilometers or more of strike extent of the favourable volcanic-intrusive contact, in part faulted, is present. This claim block occurs along the southeastern flank of a regional southwesterly plunging synclinorium. The Moran Lake deposits occur on the north flank of this structure. The South Claim Block is largely unexplored and offers an excellent geologic target for evaluation. Both the North

and South Claim Blocks of Bayswater are associated with widespread uranium lake-sediment anomalies identified by regional sampling programs of the Newfoundland government and others.

Bayswater has also acquired three additional small claim blocks comprising a total of nine claims located 'within' Crosshair's land position. Two of these blocks are associated with a linear belt of uranium showings southwest of the Moran Lake deposits, with uranium values in grab samples of up to 0.41% U3O8 in the Sylvia Lake felsic volcanics. The third block is located northeast of the Moran Heights uranium boulder field, centered over an iron oxide rich conglomerate of the Heggart Formation with anomalous uranium content.

Uranium deposits and prospects of the Moran Lake-Michelin district are regionally associated spatially with a southeasterly dipping imbricate thrust belt separating the Grenville Province of the Canadian Shield from several older structural provinces to the north. Thrust sheets are characterized by syntectonic granitic plutonic rocks and coeval volcanic and volcaniclastic units. The Moran Lake-Michelin uranium district extends for some 150 km along this thrust belt where it intersects several older structural provinces to the north at acute to oblique angles. Uranium deposits and prospects in the district are typically characterized by iron oxide and/or iron silicate enriched breccias, fracture or shear zones, or disseminations in tabular zones associated with carbonate and chlorite alteration with significant copper, silver and/or gold values. Uranium mineralized zones are typically stratabound and/or structurally controlled in favourable volcanic and/or volcaniclastic units associated with either acute to oblique fault structures (i.e. Moran Lake deposits) or with longitudinal thrust faults and granitic intrusive contacts (i.e. Michelin and several nearby associated deposits and prospects). The Moran Lake deposits are also associated with mineralized mafic dykes. Airborne and ground radiometric anomalies and lake sediment geochemical anomalies generally reflect bedrock uranium mineralization; although one of the characteristic features of the uranium district is the presence of widespread anomalous uranium values in lake sediments over all major rock types within the thrust belt and older adjoining rocks to the north.

Recent work in the district by both Crosshair and Fronteer-Altius has indicated the potential for large Olympic Dam (Australia) style deposits. That is, the district deposits and prospects have many features in common with the iron oxide-copper-gold (IOCG) deposit model (of which Olympic Dam is the largest deposit example) - particularly the typical high content of iron oxides, high copper with significant gold and silver values associated with many of the deposits, the characteristic breccia host and structural control.

Bayswater subsequently announced that it had acquired (under the terms of a staking agreement with Peter Haring) an additional 1024 claims in two separate blocks. This additional ground brought Bayswater's land holding in the CMB uranium district to a total of 3,381 claims (845 square kilometers), which made Bayswater the largest land holder in the region. The new claim blocks are strategically located along strike of

known deposits and prospects in the eastern part of the uranium district. One claim block, comprising 512 claims, adjoins previous land acquired ("North Claim Block") by Bayswater along the southwestern strike extension of the Michelin and Rainbow deposits of Fronteer-Altius. The second block, comprising 512 claims ("East Claim Block"), adjoins Fronteer-Altius ground on the south, along the southwestern geologic strike extension of the Otter Lake and Jacques Lake uranium prospects (currently being drill tested by Fronteer), and the White Bear, Birch Brook and Burnt Brook prospects. The Otter Lake prospect (Fronteer) is characterized by uranium assay values averaging 0.54% U3O8 in 65 radiometric rock samples associated with the largest radiometric anomaly in the district. The Jacques Lake prospect is characterized by uranium assay values averaging 0.10% U3O8 in 54 rock samples associated with the second largest radiometric anomaly in the district. A net smelter royalty (NSR) of 2% will be payable on each of the claim blocks. Bayswater has the right to purchase on half of the 1% NSR at any time for $1,500,000. A staking fee of 50,000 shares is also due to the staker subject to the approval of the TSXV.

Bayswater subsequently staked an additional 9984 claims in two separate blocks, which brings Bayswater's land holding in this important uranium district to a total of 13,365 claims (3,341 square kilometers). As a result, Bayswater is now by far the largest land holder in the region. The new claim blocks cover two large regional uranium lake sediment anomalies. The larger of the two newly-staked claim blocks adjoins Bayswater's previously announced "North Claim Block"; and, in addition to the above geochemical anomaly to the north, also covers a portion of the favourable geologic environment for extensions of the Moran Lake deposit. Numerous copper occurrences are present in the southwestern corner of the new claim block. To the north, the lake sediment geochemical anomaly is centered over a large northeasterly trending elongate Proterozoic intrusive body, characterized by a syntectonic migmatitic outer contact zone, an outer multiphase shell that is inclusion-rich, and a post tectonic core of grey to pink granite which contains abundant accessory mineral phases including zircon, allanite and sphene - mineral phases that potentially have associated high contents of uranium, thorium and rare earth elements, and that are commonly associated with uranium mineralization in granitic rocks. The uranium lake sediment anomaly associated with this granitic body measures 80 kilometers long by 25 kilometers wide. Bayswater's claims cover all of this highly favourable target. The other newly staked claim block ("Northwest Claim Block") adjoins competitive staking on the north, at the west end of the uranium district, north of the Moran Lake deposit of Crosshair, and covers the bulk of an arcuate north-south to northeasterly trending uranium anomaly measuring 65 kilometers long by 10 to 15 kilometers wide. The anomaly in the south is localized along the probably-faulted eastern margin of a north-south trending granitic body, and in the central and northeast portions is associated with a cluster of granodiorite to granite bodies that form the indicated west, northwest and northern portion of a possible intrusive ring structure. These intrusive rocks are currently mapped as Archean in age and are emplaced into gneissic rocks. The foregoing two large regional lake sediment anomalies, show anomalous uranium values (ranging from 10 to 141 ppm[11], with widespread highly anomalous sample sites with values over 20 ppm and locally over 50 ppm), with

[11] ppm equals 'parts per million'.

homogeneity and tenor very similar to the regional anomalies associated with the currently-known uranium district and its specific deposits and prospects. In addition, the uranium anomalies have associated more localized anomalous signatures and patterns of multi-elements, including copper, iron, manganese, silver, lead, molybdenum, arsenic, fluorine and the light rare earth elements - including lanthanum and cerium that are also typical of known deposits and prospects in the area. These anomalous multi-element geochemical signatures could indicate the presence of several potentially very large hydrothermal systems and/or magmatic-hydrothermal differentiated systems in the district.

Bayswater completed a fourth acquisition in the Central Labrador belt, by staking an additional 2,480 add-on claims and purchasing another 10 add-on claims from a third party .These add-on claims significantly expand what is already a very large land holding of Bayswater in this uranium belt. These staked and purchased add-on claims are 100% owned by Bayswater and now bring Bayswater's land holding in this important uranium district to a total of 15,855 claims (3,963 square kilometers). Bayswater's land position is now more than three times the size of any other active company in the area. The add-on claims expand Bayswater's North, Northwest, Southwest and Southeast Claim Blocks into one contiguous block; and cover areas of previously unstaked favourable anomalous uranium values in lake sediment samples and anomalous magnetic highs from data generated by previous government surveys - particularly along the southern margin of the uranium district and along the east side of the Northwest Block. A net smelter royalty (NSR) of 1% is payable on the staked add-on claims. Bayswater has the right to purchase all of the NSR (1%) at any time for $2,000,000. A cash staking fee was paid to the staker pursuant to acquiring the staked add-on claims. A net smelter royalty (NSR) of 2% will be payable on the purchased claims. Bayswater has the right to purchase one half of the 2 % NSR (ie1%) at any time for $1,500,000.

Preliminary results from its on-going compilation of published and assessment data on its large land holding in the Labrador Central Mineral Belt uranium district has generated numerous highly favourable follow-up targets. Compilation of previous geophysical data, including radiometric anomalies from prior surveys (primarily from the 1960's to 1980's) is ongoing. Bayswater plans to compile all available data on its land holdings and to conduct a program of airborne radiometric and magnetic surveying in 2006 once the snow is off the ground. Follow-up sampling, prospecting, geophysics and drilling are planned commencing in the summer of 2006.

A radiometric and magnetic airborne survey contract has been awarded to Fugro Airborne Surveys Corp. to cover Bayswater's Labrador uranium land holdings. Anticipating airborne geophysical anomalies, the company is planning a follow-up prospecting program, set to commence in July, 2006, with the objective of identifying targets warranting drill testing - planned to commence after freeze up.

The TSXV has accepted for filing a National Instrument 43-101 report by Hrayr Agnerian of Roscoe Postle Associates Inc. on Bayswater's Labrador Uranium Project. The report recommends an airborne radiometric and magnetic survey to cover all of

Bayswater's claims. Bayswater, via a news release dated March 6, 2006, announced the survey (by Fugro Airborne Surveys Corp.) and an extensive follow-up prospecting program to identify areas of uranium mineralization (at an estimated combined cost of $3,200,000).

5.2.2 URANIUM AND GOLD PROPERTIES IN NIGER

Niger is ranked as the world's third largest producer of uranium - behind Canada and Australia; and is ranked fourth in the world in terms of uranium resources. In November 2005, Bayswater announced that it had entered into a letter agreement dated November 17, 2005 with Longview Strategies to acquire a 100% interest in four resource concessions located in Niger, West Africa. The concessions are comprised of two uranium and two gold concessions, totaling 3,989 square kilometers and 2,700 square kilometers, respectively, in favourable geologic settings.

One of the uranium concessions (Tikikitene) is located in Central Niger, 100 kilometers along strike and in a similar structural setting northwest of world class uranium deposits owned and operated by Cogema-Onarem (Arlit and adjacent open-pit deposits with reported reserves of 14,000 tonnes uranium grading 0.3% uranium, from which Cogema produced 1,126 tonnes uranium in 2003; and Akouta and adjacent underground-mined deposits with reported reserves of 29,000 tonnes uranium grading 0.40 to 0.50 % uranium, from which Cogema produced 2,017 tonnes uranium in 2003) in central Niger. These mines have been operating for up to 35 years, and have produced more than 100,000 tonnes of uranium to date.

Deposits are of the sandstone roll-front model hosted in Carboniferous continental to marine deltaic sandstones of the Tim Mersoi Basin along the western margin of Proterozoic basement rocks of the Air Massif forming part of the West African Shield. They show close affinity to regional fault structures.

The second uranium concession (Emi Lulu) is located 400 kilometers north-northeast of the Arlit-Akouta deposits - on the opposite and eastern side of the north-south trending Air Massif basement block. The area is underlain by basin margin sediments, similar to the Phanerozoic stratigraphy of the uranium mines of the region, and plutonic basement rocks of the Air Massif; and is transected by fault structures favourable for uranium, including strong NNW-SSE trending basin and range type faulting and areas of intersecting major northeasterly trending lineaments and faults.

Both of the uranium concessions have been covered, at least in part, by airborne surveys by Pan Ocean Oil Ltd. in 1974 and subsequent ground follow-up surveys in 1977. Limited drilling in 1978 resulted in several anomalous features that require further evaluation. Bayswater plans a detailed compilation of all previous work, probably followed by a high resolution airborne survey prior to further ground work.

Of the two gold concessions, one (Nassile) is located within the Lower Proterozoic Birimian greenstone belt of the West African Shield in the Liptako region of

southwestern Niger. This portion of the Birimian greenstone belt is at the northeastern tip of, and hosts the major West African gold belt, including the Ashanti Gold Belt that extends northeasterly from the Atlantic Ocean in Ghana through Burkina Faso to the Niger River in Niger. The concession covers an extensive, northeast-southwest trending linear cluster of termite mound and soil geochemical gold anomalies with anomalous values greater than 20 ppb[12] (and locally values of up to 4.2 grams per tonne) along a zone measuring up to 8 kilometers long and up to 600 meters wide that is open along strike. Saprolite is well developed in the region of the anomaly to depths of probably up to 100 meters. The anomaly is localized along the contact of a siliceous microdiorite and felsic volcanic metasediments with associated major sub parallel fault and deformation zones within the favourable Sirba Greenstone Belt that hosts an extensive northeast-southwest trending regional zone of gold prospects and deposits immediately to the west of the concession that include the Samira-Libiri deposit of Etruscan Resources Ltd. (reported 700,000 ounce gold resource, and in production since 2004) and the Sefa Nangue deposit of St Jude (reported resource of 1.86 million tonnes grading 1.65 grams per tonne gold). Previous exploration of the Nassile concession, carried out by Ashanti Goldfields Company Ltd. between 1996 and 1998, included grid controlled soil and termite mound geochemical sampling (40,000 samples on a 100 by 200 grid) and multi-element geochemical analyses and ground magnetometer surveying with follow-up trenches (1833 meters), local pits (31) to depths of seven meters, and shallow RAB drilling (11,230 meters of inclined 30-meter-holes spaced at 100 meter intervals on grid lines). Trenching intersected narrow widths of high grade gold mineralization (i.e. values of up to 34.7 grams gold per tonne along two meters and 20.0 grams gold per tonne along five meters in saprolitic quartz veins and wallrock) in one area towards the northeastern end of the geochemical anomaly. Quartz float and quartz veins sampled in pits along the length of the geochemical anomaly commonly returned gold values of 1.0 to 6.0 grams gold per tonne and locally up to 87.7 grams gold per tonne. Quartz vein material commonly contains minor sulphide minerals including pyrite and arsenopyrite. RAB drilling (11,230 meters) confirmed the extent of the geochemical anomaly, and returned widespread values ranging from 0.10 to 8.91 grams per tonne along three-meter sampled intervals. Local artisan mining sites occur within the geochemical anomaly and along the extension of the anomaly to the southwest. The magnetic survey, by strongly contrasting magnetic susceptibility patterns, identified a probable fault along the southeastern margin of the geochemical anomaly that also coincides with the sharp southeastern margin of the geochemical anomaly. Bayswater plans to compile and evaluate previous data and carry out a detailed program of trenching and possibly induced polarization surveying prior to further drilling to evaluate the geochemical anomaly.

A second gold concession (Maradi) is located in south central Niger along the Nigerian border. It covers a belt of late Proterozoic supracrustal schists and gneisses and pan-African plutonic rocks along the northern margin of the Benin-Nigerian Shield that is flanked by Cretaceous basin sediments to the north. An extensive river sediment gold anomaly, characterized by visible gold grains and anomalous values ranging from 50 to 1,521 ppb gold, is centered over the Shield area (or in drainages from the Shield area) and extends over an area measuring some 10 kilometers north-south by 30 kilometers east-

[12] ppb equals 'parts per billion'.

west. This work (including 1,045 river sediment samples collected over an area of about 1,200 square kilometers that were analyzed for gold by fire assay and for base metals by the ICP method) was carried out in 1997-2004 by the Ministry of Mines and Energy of Niger with funding from the French Development Agency. No follow-up work has been done on this target. A regional airborne magnetic-radiometric survey is also currently being undertaken by the same Ministry over an area including the concession and will be made available to the public upon its completion. Bayswater plans to compile the data for this target and conduct ground follow-up to evaluate the anomaly.

Pursuant to the Niger letter agreement, Longview has made application to the Ministry of Mines and Energy of the Republic of Niger to acquire exploration and exploitation rights to the four concessions (two uranium and two gold). Upon granting of the concessions, Bayswater is to incur certain annual expenditures on the concessions in order to maintain them in good standing. Under the terms of the agreement with Longview, Bayswater has an option (over two years from the date of granting of the concessions by Niger and approval of the transaction by the TSXV) to earn a 100% interest in each concession by making staged cash payments aggregating $210,000 per concession and issuing to Longview an aggregate of 550,000 common shares in staged issuances. Additionally, under the Niger letter agreement, $200,000 shall be paid and 250,000 shares issued to Longview by Bayswater upon receipt of TSXV approval. Certain costs of Longview prior to such approval are to be advanced by Bayswater as part of the above initial $200,000 payment.

Bayswater entered into a letter agreement dated November 29, 2005 with Claude Jobin to acquire a 100% interest in two additional resource concessions located in Niger. The acquisition is comprised of two uranium concessions totaling 1,935 square kilometers in favourable geologic settings for the occurrence of major deposits. This brings Bayswater's total area of uranium concessions applied for in Niger to 7,824 square kilometers in four concessions. Granting of concessions is anticipated to occur in the first half of 2006. One of the additional uranium concessions (Eghizi) adjoins to the south a previous concession applied for by the Company (Tikikitene). The second additional uranium concession (Anwala) is located 240 kms SSW of the Arlit-Akouta deposits along the strike extension of favourable fault structures, lineaments and other uranium prospects and deposits that extend along a NNE-SSW trending uranium belt. The Arlit-Akouta deposits occur in the northern portion of the uranium belt, and the Anwala concession is located in its southern portion. The Aborkun uranium deposit (reported resource of 15,000 tonnes U3O8 grading 0.2% U3O8, hosted in Cretaceous sediments) is located 90 kms along strike to the NNE from the Anwala concession within the favourable belt. The Imouraren uranium deposit (reported resource of 80,000 tonnes U3O8 grading 0.11% U3O8, hosted in Triassic-Jurassic sandstone) of Cogema also occurs within the favourable belt and is situated a further 90 kms along strike to the NNE from the Aborkum deposit. The Imouraren deposit is, in turn, located some 60 kms south of the Akouta-Arlit deposits. The Tin Negoran uranium prospect, located 20 kms north of the Anwala concession boundary, is characterized by anomalous concentrations of uranium of up to 7.4% in quaternary sediments and values of up to 0.146% U3O8 in Cretaceous sediments. All of the known deposits and prospects in this favourable

uranium belt have associated airborne radiometric anomalies. No previous work is known to have been done on either of the additional concessions except for limited airborne surveying of a portion of the northwest corner of the Eghizi Concession. Bayswater plans a detailed compilation of all previous work, probably followed by a high resolution airborne radiometric survey prior to further ground work. These concessions, and Niger in general, are relatively unexplored - particularly with respect to utilizing modern exploration techniques. Under the terms of the agreement with Claude Jobin, Bayswater is to acquire the concessions by reimbursing Mr. Jobin the application fee of $750 per concession, and by making staged cash payments and share issuances to Mr. Jobin of an aggregate of $10,000 per concession payable in cash and $10,000 per concession payable through the issuance of common shares of the Bayswater. Also, Bayswater is to issue an additional 10,000 shares per concession still held by Bayswater at the end of 12 months following the date of each concession grant.

5.2.3 URANIUM PROPERTIES IN THE THELON BASIN

Bayswater and Strongbow Exploration Inc. ("Strongbow") have concluded a joint venture arrangement designed to identify, acquire and explore uranium properties in Canada. Bayswater will be the operator of the joint venture and, over the first five years of the agreement, and shall contribute funding of up to $500,000 for the acquisition of prospective Canadian uranium properties identified by Strongbow. Strongbow and Bayswater shall each retain a 50% working interest in each acquired property, subject to the right of Strongbow to select up to three joint venture properties for which Bayswater must fund the first $600,000 in exploration expenditures on each property. Under the terms of the joint venture arrangement, Strongbow must offer to Bayswater all Canadian uranium opportunities that it identifies, for inclusion in the joint venture. Bayswater maintains the right to identify and acquire Canadian uranium prospects outside of the joint venture, with no obligation to offer such projects to Strongbow unless such prospect is located in any of the Yukon, Nunavut, or Northwest Territories.

A program of identifying prospective areas in Canada for uranium mineralization has commenced, and property acquisition is underway. The Canada Uranium Joint Venture offers Bayswater an exceptional opportunity to capitalize on the outstanding knowledge, skill and achievements of Strongbow's management team, particularly in northern Canada. Bayswater and Strongbow announced the acquisition of the North Thelon uranium project, which forms part of the Canada Uranium Joint Venture as previously described. The North Thelon project consists of ten prospecting permits covering about 145,000 hectares) over the northern part of the Thelon Basin in Nunavut. The Thelon Basin represents an under-explored, major Proterozoic sandstone basin that shares many geological characteristics with the Athabasca Basin located in Saskatchewan, approximately 350 km to the south. Numerous high grade unconformity style uranium deposits have been identified within the Athabasca Basin, and mining of these deposits currently generates approximately one third of the world's uranium production.

Similarities between the Athabasca and Thelon Basins, including the North Thelon project area, include the presence of favourable host and basement rocks, major structural

features, Hudsonian aged intrusive rocks and, importantly, known occurrences of uranium mineralization. The most important uranium deposits within the Thelon Basin area are Cogema's Kiggavik, Andrew Lake and END deposits (the Kiggavik trend) with an aggregate reported resource[13] of approximately 131 million pounds of contained U3O8. These deposits are located about 105 km to the southeast of the North Thelon project area.

The basement rocks to the sandstones of the northern part of the Thelon Basin include Archean granites and the supracrustal rocks of the Proterozoic Amer Group. The Amer Group metasediments are predominantly pelitic to semi-pelitic schists (with local graphitic mudstones and iron rich units) with the potential to provide a favourable reducing environment for the formation of unconformity type uranium deposits. Occurrences of stratabound and fracture controlled uranium mineralization (up to 2.7% U3O8) have been recorded throughout the exposed portion of the Amer Group metasediments to the north of the Thelon sandstones. In addition to this favourable basement stratigraphy, the North Thelon project straddles a portion of the Amer Fault Zone, a major northeast trending regional tectonic zone with the potential to provide a structural trap for uranium mineralization. The presence of Hudsonian age intrusions (1,849 Ma.) within the Amer Group represents a direct correlation to Hudsonian granites that are spatially associated with uranium deposits in the Athabasca Basin area and are thought, in part, to have played a role as a uranium source rock for the formation of some Athabasca unconformity type uranium deposits. Plans for exploration of the North Thelon project in 2006 include ongoing compilation of historical data, airborne magnetic and radiometric surveys and follow-up reconnaissance prospecting.

Bayswater and Strongbow announced the staking, by agreement dated April 13, 2006, of the South Thelon Uranium Project, which forms part of the 50/50 Canada Uranium Joint Venture, as previously announced on January 24, 2006. The South Thelon project consists of 85 claims covering 164,652 acres (66,634 hectares) in two blocks (AX and TC Claims) over a portion of the southern part of the Thelon Basin in the Northwest Territories. One block (the "TC Claims West") consists of 94,131 acres that covers a large accumulation and two separate clusters of radioactive sandstone boulders within the basin along its southeastern margin. Regional aeromagnetic data for the area indicate the claims are underlain by a number of linear magnetic features and favourable structural intersections. The second block (the "VB Claims") consists of 70,521 acres trending northeasterly within the south central portion of the basin. This block of claims covers a cluster of reportedly radioactive sandstone boulders coincident with a northeasterly trending basement structure extending from adjoining Cogema Resources Inc. ground to the southwest through the VB Claims and onto adjoining Pathfinder ground to the northeast. Extensive uranium bearing boulders and boulder trains are also present on the Pathfinder ground to the north. Pathfinder is planning a MEGATEM survey and follow-up prospecting of its property to the north this summer. Both these claim blocks occur along the northeastern projection of favourable Amer Group basement rocks and, based on regional aeromagnetic data as indicated above, are underlain by favourable basement

[13] this is a historical resource which is not NI 43-101 compliant but is provided for information purposes only.

structures and structural intersections—both important factors for unconformity type uranium deposits of the Athabasca basin type. The South Thelon project will be explored subject to the Canada Uranium Joint Venture between Bayswater and Strongbow. Plans for exploration of the South Thelon project in 2006 include compilation of historical data and possibly airborne geophysical surveying and follow-up prospecting. Further work will be carried out subsequent to results of a MEGATEM airborne survey by Pathfinder on ground adjoining to the north.

A net smelter royalty of 1.0% on metals production and a gross overriding royalty of 1.0% on any diamond production will be payable on the claim blocks. Bayswater has the right to purchase one half of the royalties (or 0.5%) at anytime for $1,000,000.

5.2.4 AVOCA BASE METAL PROPERTY IN IRELAND

Bayswater completed an agreement for the purchase of all outstanding shares of Jadebay Limited ("Jadebay"), a 100% owned Irish subsidiary of Strongbow, subject to obtaining all necessary regulatory approvals. Jadebay currently maintains a 100% interest in two prospecting licenses (73 square kilometers) encompassing the Avoca Property, which includes a historically-mined major copper, zinc and lead sulphide stratiform volcanogenic deposit with gold and silver values. The Avoca Property is located in County Wicklow, southeast Ireland, approximately 60 km south of Dublin and 12 km northwest of the coastal port town of Arklow. The property has excellent potential for expanding the near surface zinc and lead resources; and for discovery of a blind, massive sulphide deposit at depth beneath the historically mined area. Under the terms of the Agreement with Strongbow, Bayswater has acquired all of the outstanding shares of Jadebay for the total consideration of 1,500,000 common shares of the Company.

The Avoca deposit comprises a series of major massive sulphide stratiform and stringer vein and disseminated copper, zinc and lead sulphide deposits, with significant values in gold and silver that are indicated to occur over a narrow stratigraphic interval and extend northeasterly-southwesterly over a distance of about six kilometers centered within the licensed area. These deposits have been explored historically to depths of up to 300 meters. The stratigraphic sequence hosting mineralization consists of isoclinally folded and metamorphosed rhyodacitic tuffs and flows, rhyolite breccia domes and graphitic sediments with minor mafic volcanic rocks. Favourable host lithologies extend the length of the licensed area, a distance of 15 km, and contain several additional base metal workings and prospects along strike from the known deposits.

The Avoca mineralization is typical of stratiform and stringer zones characteristic of the volcanogenic exhalative class of deposits. Stratiform massive sulphide bodies occur in association with graphitic sediments that are often present as the lateral facies equivalent to, and/or forming the hanging wall of, the sulphide bodies; and are typically spatially associated with the flanks of local and laterally repetitive rhyolite breccia domes. Although the statiform sulphide bodies appear to occur at or about the same stratigraphic level throughout the Avoca area, there is evidence for local stacking of the rhyolite breccia domes and associated sulphide horizons. The host stratigraphy at Avoca is

interpreted to occur in the axis of a gently southwesterly plunging, isoclinally folded and northwesterly overturned synclinal structure. Lithologic units dominantly dip moderately southeasterly. Throughout the Avoca area, two to three (probably largely fold repeated) stratiform horizons are often present at any one section of the deposit.

The Avoca stratiform deposits are laterally zoned on a deposit basis and on a district basis. A central copper-rich zone (Connary, Cronebane and Tigroney in East Avoca and the North Lode, Pond and South Lode in West Avoca) extending for three km along strike is flanked by massive sulphide zinc and lead zones to the northeast ("Kilmacoo in East Avoca") and southwest ("Hanging Wall, Margaret, Carbonate and North Lode in West Avoca"). Individual stratiform massive sulphide zones are tabular to lenticular with thicknesses of 2-15 meters and strike lengths locally exceeding 700 meters. Significant associated silver and/or gold values occur in the sulphide bodies - particularly in the zinc and lead rich massive sulphide zones. In the Kilmacoo zone, gold and silver values of up 4.5 grams/tonne and 284 grams/tonne, respectively, are present. Significant volumes of low grade sulphides occur as stringer zones and disseminations in the footwall beneath massive sulphide deposits, particularly in the central footwall portion of the copper-rich zone. The Avoca deposit has had a long history of intermittent production from the copper-rich zone that commenced as early as 1720. To 1982, total production from a series of open pit and underground mines at West Avoca (Pond and South Lodes) and at East Avoca (Kilmacoo, Cronebane and Connary) consisted of an approximate aggregate of 16 million tonnes of ore grading 0.60% copper with recoverable values in gold (averaging about 0.3 grams/tonne) and silver.

Avoca contains a historical un-mined Resource of 6.0 million tonnes grading 5.3% zinc and 1.9% lead. These undeveloped stratiform zinc-lead zones at West Avoca exist to a depth of 250 meters in the Hanging Wall, Margaret, Carbonate and North Lode zones at the southwestern margin of the central copper-rich zone. This historical resource was not calculated in accordance with the standards of NI 43-101, and is provided for information purposes only, and should not be relied upon. There are other known zones of mineralization. At Kilmacoo, for example, the mineralized horizon extends along strike for over two kilometers, but has been drilled to less than 100 meters in most cases.

The Avoca deposit area at depth, and extensions of the host sequence from the mine area along strike and at depth, are considered to offer Bayswater an exceptional opportunity to develop a base-precious metal deposit. The project offers excellent potential for expanding the historical resources of near surface zinc-lead-silver-gold mineralization – particularly in the Kilmacoo area in East Avoca. In addition, there is good potential at depth, down plunge to the southwest from the central copper-rich zone and adjacent zinc-lead-rich extensions for the discovery of a much larger mineralized system. In that regard, the presently known mineralized system may be interpreted as the fringe or marginal mineralization of a larger massive volcanogenic deposit at depth. The mine sequence at Avoca correlates with similar rocks in the productive Bathurst and Buchans volcanogenic massive sulphide districts of eastern Canada. Based on the volcanogenic model of the Avoca area, its indicated depth potential for a much larger mineralized massive sulphide system, and its analogs in eastern Canada, Bayswater's

initial focus will be to evaluate the depth potential of a blind deposit down-plunge from the known deposit. Additionally, the Company will focus on the evaluation of areas of exceptional potential for developing near surface resources of zinc-lead-gold-silver massive sulphide zones such as in the Kilmacoo area. To evaluate the depth potential of the Avoca deposit, Bayswater plans to carry out a deep penetrating airborne EM survey of the licences, with follow-up deep penetrating induced polarization surveying of selected sections of the deposit and mine sequence. These surveys will be followed by diamond drilling to first test for a deep blind deposit, and if warranted to evaluate the near surface resource potential of the Kilmacoo area.

5.3 WORKING CAPITAL

The working capital of Bayswater as at July 7th , 2006, was approximately $5.1 million.

5.4 OTHER ASSETS

The other assets of Bayswater include income tax pools and its TSXV listing. This listing has been estimated to have a total value of about $500,000 - this is essentially the value of a "shell" company (one with no net assets or liabilities, except the listing), and represents the time, costs, and risks to obtain a listing on the TSXV.

5.5 SHARE STRUCTURE

As at July 5, 2006, there were 34,033,936 shares issued. In addition there are in-the-money warrants and options as follows:

Warrants[14]:	62,125 @ $0.65 per share	=	$40,381
	1,027,198 @ $0.60 per share	=	$616,318
	1,197,786 @ $0.80 per share	=	$958,229
Options:	205,000 @ $0.225 per share	=	$ 46,125
	1,050,000 @ $0.25 per share	=	$262,500
	300,000 @ $0.75 per share	=	$225,000
	1,500,000 @ $0.90 per share	=	$1,350,000

The exercise of the foregoing would provide additional cash totaling $3,498,553, and result in 5,342,109 additional shares being issued, for a then-outstanding total of 39,376,045 shares).

[14] There are also 6,351,360 warrants at an exercise price of $1.00 per share; but based on the recent trading price, these are out-of-the-money.

6.0 RELATIVE SHARE TRADING PRICES

The share trading histories of Pathfinder and Bayswater are summarized below for the period immediately prior to (and after) the announcement of the proposed transaction on April 19, 2006:

	PATHFINDER	BAYSWATER	RATIOS[15]
June 30, 2006 Close:	$0.54	$0.98	0.55
June 19, 2006 close:	$0.49	$0.66	0.74
May 26, 2006 Close:	$0.455	$0.70	0.62
April 28, 2006 Close:	$0.70	$1.25	0.56
April 19, 2006 Close[16]:	$0.74	$1.16	0.64
April 13, 2006 Close[17]:	$0.61	$1.00	0.61
April Average Closing Prices[18]:	$0.66	$0.97	0.68
March Average Closing Prices:	$0.49	$0.94	0.52
Year Highs (prior to April 19):	$0.74	$1.24	0.60

As can be seen from the table above, the ratios of the trading price of Pathfinder relative to that of Bayswater (prior to the proposed merger announcement on April 19th, 2006), ranged from 0.52 to 0.68. As a result, the proposed ratio of about 0.59 (actually 0.588) appears reasonable.

7.0 DEFINITION OF FAIRNESS

For purposes of this Fairness Opinion, the proposed transaction would be fair to the shareholders of Pathfinder (from a financial point of view) if the financial value of the rights and interests attributable to Pathfinder shareholders after the proposed transaction is completed is not less than the financial value of their interests as shareholders prior to the proposed transaction. In other words, the proposed transaction should not result in a decrease in the financial value to the shareholders of Pathfinder.

8.0 FAIRNESS CONSIDERATIONS

In addition to the foregoing, Glanville and McKnight considered a number of other factors related to the proposed merger, some of which are summarized below:

- the resultant dominant land position in three of the most prospective and under-

[15] These are the ratios of the Pathfinder share prices divided by the Bayswater share prices.
[16] These are the closing prices for the first day of trading after the announcement of the merger.
[17] These are the closing prices on the last day prior to the announcement of the merger.
[18] These are the averages of the daily closing share trading prices from in April (up to April 13).

explored uranium exploration and development areas in the world;

- the expectation that the combined property portfolio[19] and strong balance sheet of Amalco should result in it being regarded by investors as a premier junior uranium explorer;
- the synergies in exploration/development/construction that will likely be realized with the projects under the control of one company – especially since several of the properties are in the same general areas;
- the estimated relative values of the mineral properties of each company;
- the relative exploration expenditures of each company;
- the substantial working capital position of Bayswater (approximately $5.5 million)
- the price per share of the recent large financing of Bayswater, for gross proceeds of almost $10 million;
- the recent purchase by Bayswater of 3,333,333 shares of Pathfinder at $0.60 per share;
- the prior financings of Pathfinder in July 2005 at a price of $0.20 per flow-through share and $0.15 per non flow-through share, each with one warrant;
- the participation of shareholders of Pathfinder in the uranium (and base metal) exploration projects of Bayswater by way of their share ownership in the combined company;
- the net beneficial ownership positions (after giving consideration to royalties, required payments in shares or cash, exploration commitments, and other third party interests) by Bayswater and Pathfinder in their respective properties;
- the ownership/dilution implications of the merger
- the numbers and exercise prices of the options and warrants of each of Pathfinder and Bayswater;
- the expected increased liquidity for the shareholders of the combined company.
- the technical and financial expertise and experience of the proposed management and board of directors of the combined company;
- the size and financial strength of the combined company, with a very strong balance sheet (with working capital of about $8 million), thus enabling the combined company to weather any downturns in the markets;
- the elimination of the overhead (including legal, accounting, office expenses, and administrative and management fees) required for managing two separate public companies;
- the elimination of the duplication of stock exchange filings;
- the shares that are required to be issued to maintain interests in specific mineral properties or projects; and
- the recent volumes and trading ranges of the companies' shares

[19] However, it should be noted that most of the properties of both companies, at the current stage of assessment, contain no mineral reserves as defined in the guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) presented in the *CIM Standards on Mineral Resources and Reserves*, dated August 20, 2000; and most of the properties do not have NI 43-101 compliant reports.

- the shares that are required to be issued to maintain interests in specific mineral properties or projects
- the recent volumes and trading ranges of the companies' shares

9.0 FAIRNESS OPINION

As a result of the foregoing, and considering the difficulty in determining precise values of mineral exploration projects, **it is McKnight's and Glanville's opinion that the proposed exchange ratio of 0.588 of a share (or securities convertible into a share) of Amalco for each one share (or security convertible into a share) of Pathfinder and 1.00 share (or security convertible into a share) of Amalco for each one share (or security convertible into a share) of Bayswater is fair, from a financial point of view, to the securityholders of Pathfinder.** However, McKnight and Glanville express no opinion as to the expected trading price of the shares of Amalco if the proposed transaction is completed. Moreover, this Fairness Opinion does not constitute a recommendation to buy or sell the shares of Pathfinder, Bayswater, or Amalco.

This fairness opinion may be relied upon (subject to the qualifications set out in this report) by the Board of Directors, regulatory authorities, and securityholders of Pathfinder, but may not be used or relied upon by any other person without express prior written consent of McKnight and Glanville. However, McKnight and Glanville consent to the duplication and inclusion of this Fairness Opinion in a Prospectus or Information Circular.

10.0 CERTIFICATE OF ROSS GLANVILLE

I, Ross Glanville, of 7513 Pandora Drive, Burnaby, British Columbia, Canada, hereby certify that:

1. I graduated with a B.A.Sc. Degree (Mining Engineering) from the University of British Columbia in 1970.

2. I obtained a Masters Degree in Business Administration (MBA) from the University of British Columbia in 1974.

3. I am a registered member of the Association of Professional Engineers of British Columbia, and have been since 1972.

4. I became a member of the Certified General Accountants Association of B.C. in 1980.

5. I am a member of the Canadian Association of Mineral Valuators.

6. I am the president of Ross Glanville & Associates Ltd., a company specializing in the valuations of companies and mineral properties, and the provision of fairness opinions.

7. I have been practicing my profession since 1970, and have valued companies in over fifty countries.

8. I was formerly President of Giant Bay Resources Ltd. and Vice President of Wright Engineers Ltd. (now Fluor Daniel Wright), an international engineering and consulting company. Prior to that, I was an engineer and project manager with Placer Dome Ltd., and a mining and investment analyst with two major investment and holding companies.

9. I have not reviewed the title to the mineral properties, since this is best done by legal counsel. In addition, I have relied on technical reports on the properties.

10. The attached Fairness Opinion has been prepared for Pathfinder, and is based partly on information provided to Glanville. Although it is believed that the information received is reliable under the conditions and subject to the limitations contained herein, and while information has been checked as to its reasonableness, Ross Glanville & Associates Ltd. cannot guarantee the accuracy thereof. .

11. I have no interest, nor do I expect to receive any interest, either directly or indirectly, in Pathfinder, Bayswater or associated companies.

12. I herewith grant my permission for Pathfinder to use this report for whatever purposes it deems appropriate, subject to the disclosures set out in this Certificate and this Fairness Opinion

Signed in Vancouver, British Columbia, on July 6, 2006

(Signed) *"Ross Glanville"*

Ross Glanville, B.A.Sc., P.Eng., MBA

11.0 CERTIFICATE OF BRUCE MCKNIGHT

I, Bruce McKnight, of 1281 20th Street, West Vancouver, British Columbia, Canada, hereby certify that:

1. I graduated with a B.A.Sc. Degree (Geological Engineering) from the University of British Columbia in 1965.
2. I graduated with an M.Sc. Degree (Engineering Geoscience) from the University of California, Berkeley in 1967.
3. I am a registered member of the Association of Professional Engineers of British Columbia, and have been a member since 1968.
4. I am a registered member of the Canadian Institute of Mining and Metallurgy and have been since 1963. I have held a CIM Fellowship in that association since 2002.
5. I obtained a Mineral Economics Diploma from McGill University in 1976.
6. I obtained a Masters Degree in Business Administration (MBA) from Simon Fraser University in 1983.
7. I am, and have been since 2002, an independent minerals advisor specializing in providing valuations and fairness opinions regarding mineral company and property transactions and in assisting companies in minerals-related negotiations.
8. I was formerly the Executive Director of the British Columbia and Yukon Chamber of Mines
9. Prior to that I was for 19 years a Manager or Vice-President of Westmin Resources Limited with responsibilities for business development, public and investor relations and project/company valuations.
10 Prior to that I was for 5 years an Exploration Manager with Westmin.
11. Prior to that I was for 7 years an Exploration Geophysicist and Project Manager with Amax Exploration Inc. in Canada, USA, Australia and Fiji.
12. I have not reviewed the title to the mineral properties of Pathfinder Resources, since this is best done by legal counsel.
13. The attached fairness opinion has been prepared for Pathfinder Resources, and is based partly on information provided to McKnight. Although it is believed that the information received is reliable under the conditions and subject to the limitations contained in this report, and while information has been checked as to its reasonableness, I cannot guarantee the accuracy thereof.
14. I have no interest, nor do I expect to receive any interest, either directly or indirectly, in Pathfinder Resources, Bayswater Ventures Corp., or associated companies.

I herewith grant my permission for Pathfinder Resources to use this report for whatever purposes it deems appropriate, subject to the disclosures set out in this Certificate and this Fairness Opinion.

Signed in Vancouver, British Columbia, on July 6, 2006

(Signed) *"Bruce McKnight"*

Bruce McKnight, B.A.Sc., M.Sc. P.Eng., MBA, FCIM

APPENDIX I - URANIUM MARKET

The price of uranium (in the form of U3O8, or "yellowcake"[20]) has increased dramatically over the past few years; and, as a result, there has been a renewed interest in uranium exploration properties. This has resulted in a "rush" for uranium properties, and such properties have recently become much more valuable than just a couple of years ago. As a result of the foregoing, a brief overview of the uranium market is presented in the following paragraphs.

Over the past couple of years, utilities, investors, and uranium exploration companies have realized that the fundamentals of the uranium market have shifted in favour of uranium miners. For most of the twenty years prior to a couple of years ago, uranium inventories built up by utilities through the 1970s and 1980s resulted in a huge supply overhang following the halt in the development of previously-planned new nuclear power plants after accidents at Three Mile Island in 1979 and then Chernobyl in 1986.

At the present time, there are about 440 nuclear power reactors in 31 countries. There are about 30 new nuclear reactor plants under construction, and it is estimated than another 60 are planned (mostly in Asia and Eastern Europe) to be built over the next 15 years (however, estimates vary widely). The International Atomic Energy forecast nuclear electrical generating capacity to increase by more than 40% by the year 2030. Nuclear power is the only large-scale power generation option, other than hydro, that does not release emissions that contribute to smog and acid rain (and these emissions are believed to contribute to global warming). Presently, nuclear power produces almost 17% of global electricity, and is the world's third largest source of electricity (after coal at 38% and hydro at just over 18%). However, with increased demand and the growing cost of alternative fuels used to produce electricity, it is expected that nuclear power will soon overtake hydro, and thereby become the world's second largest source of electricity – with only coal fired plants producing more electricity. It should be noted that France generates 78% of its electricity from nuclear power, Belgium nearly 56%, Sweden almost 50%, South Korea and Switzerland 40%, Japan 25%, and the US 20% (America's 103 nuclear power plants have generated over 700 billion kilowatt hours for five consecutive years).

The price of uranium has increased about six-fold, from a low of about US$7 per pound of uranium oxide (yellowcake) just six years ago to over US$40 today. Some analysts believe that a future price of US$50 or US$100 is not out of the question[21]. Eric Sprott,

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[20] Although the actual uranium component of yellowcake is just under 85% (based on three atoms of uranium to eight atoms of oxygen), the published price is generally that for yellowcake in spite of the fact that it is commonly referred to as the price of "uranium" (although technically, it should be referred to as the price of yellowcake or uranium oxide).

[21] It should be noted that the peak uranium price was US$43.25 per pound over the period February through May 1979. The foregoing price is equivalent to a price of over US$100 per pound of uranium in 2004

chief executive of Toronto's Sprott Asset Management, said "I think that the whole nuclear industry will ultimately prove to be the key energy source of the future. Two possible scenarios might really get people focused on uranium: Having power brownouts for a while or hyperinflation because of the shortage of coal, natural gas, and diesel fuel." Michael Jalonen of Merrill Lynch in Toronto said in a report on Cameco: "The gap between primary uranium production and global uranium demand continues to widen. Above-ground supply sources are not expected to grow in the foreseeable future."

The future of uranium appears to be bright, despite safety and environmental concerns. Countries such as France and Japan continue to stake much of their power futures on nuclear, and China recently said it would build another 11 nuclear power stations. Through advances in technology, nuclear power generation is becoming safer; and to date wind and solar power are expensive and unlikely to be able to provide a significant percentage of electrical power generation.

Nuclear plants continue to increase generating capacity through uprates (the increase in the nominal level of output due to the installation of more efficient equipment and/or improved instrumentation). According to Cameco, these uprates can increase a power plant's capacity between 2% and 20%; and in most cases, an increase in capacity translates into increased demand for uranium concentrates. Other than hydro, nuclear energy is the cheapest source of electricity in the US; and this is largely attributable to the improved performance of US nuclear power plants.

New construction, improved reactor operations, uprates, and the extension of reactor lives make it highly likely that, at a minimum, the current demand of uranium will continue for a number of years. In the shorter term, previous perceptions that there were ample uranium supplies are changing as excess inventories decline. As secondary supplies continue to decrease, it is expected that uranium prices will more closely reflect the cost of primary supply, including a reasonable return on new investment.

The world uranium supply comes from primary mine production and a number of secondary sources. Recent world mine production has been almost 95 million pound of yellowcake, but this is only about half the yearly consumption. There are many uranium mines operating around the world, in about 20 countries, though more than two-thirds of world production comes from just 10 mines. Most of the uranium ore deposits being mined have average grades in excess of 0.1% uranium. Up until the 1960s, the foregoing grade would have been considered as a decent grade; however, today some Canadian mines have average uranium grades up to 20%. There are uranium resources in many parts of Canada and the rest of the world, but Saskatchewan's Athabasca Basin produces about 30% of the world's uranium. Presently, four uranium producers supply over 55% of the world's uranium. The world's largest uranium producer – Cameco – and Cogema presently produce about 35% of the world's uranium.

Secondary sources of supply consist of surplus military materials, excess inventory, and recycled products. One of the largest sources of secondary supply is the uranium derived

dollars.

from Russian highly enriched uranium ("HEU"). As a result of the 1994 HEU agreement between the US and Russia to reduce the number of nuclear weapons, additional supplies of uranium have been available to the market. Under the 20-year agreement, weapons grade HEU is blended down in Russia to low enriched uranium ("LEU") capable of being used in western world nuclear power plants. The other large source of secondary supply is excess inventories. Prior to 1985, uranium mine production exceeded reactor requirements due, in large part, to government incentive programs that anticipated rapid growth of nuclear generated electricity. The result was a buildup of large inventories, both in the government and commercial sectors. Cameco estimated that the drawdown of excess inventory held by western world utilities, producers, governments and other industry participants was in the order of 35 million pounds of yellowcake per year.

It took years for uranium consumers to burn through the large uranium inventories, which started to build up as far back as the 1970s. The oversupply was only exacerbated by the introduction of Russian uranium on the market with the breakup of the Soviet Union in the 1980s and the nuclear disarmament program in the 1990s. According to Greg Barnes, analyst at Canaccord Capital: "Recently, the nuclear utilities (consumers) have become less sensitive and more security-of-supply conscious, as prices have risen and availability of material has become a more pressing issue, particularly over the period 2006-2010."

Unlike many base and precious metals, uranium is not traded on an organized commodity exchange such as Comex or the London Metal Exchange. Instead, it is traded (in most cases) through contracts negotiated directly between a buyer and seller. Utilities secure about 80% to 90% of their uranium requirements by entering into medium- and long-term contracts with uranium suppliers. Prices are established by a number of methods, including base prices adjusted by inflation indices, reference prices (generally spot price[22] indicators, but also long term reference prices), and annual price negotiations. Many contracts also contain floor prices, ceiling prices and other negotiated provisions that affect the price ultimately paid. Utilities acquire the remaining 10 to 20% of their uranium requirements through spot and near-term purchases from producers and traders. Spot market purchases are those that call for delivery within one year. The spot price for yellowcake (as provided by The Ux Consulting Company, LLC) is now approximately US$45 per pound of U3O8.

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[22] A spot market contract usually consists of just one delivery, and is typically priced at or near the published spot market price at the time of contract award. When a contract is priced at spot, it is usually the value quoted by one of the several market information services, such as Ux, TradeTech, or Nukem, at the end of the month prior to the delivery date. Spot market delivery quantities vary from 50,000 to a few hundred thousand pounds of yellowcake.

SCHEDULE “E”

PACIFIC INTERNATIONAL FAIRNESS OPINION

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PACIFIC INTERNATIONAL SECURITIES INC.

1900 - 666 Burrard Street
Vancouver, BC
Canada V6C 3N1
Tel. (604) 664-2900
Fax (604) 664-2666
www.pisecurities.com

July 10, 2006

The Board of Directors of Bayswater Ventures Corp.
Suite 202, 837 West Hastings Street,
Vancouver, BC V6C 1G8

To the Board of Directors:

Pacific International Securities Inc. ("Pacific International") understands that Bayswater Ventures Corp. ("Bayswater") intends to enter into an agreement with Pathfinder Resources Ltd. ("Pathfinder"), under a plan if arrangement whereby Bayswater and Pathfinder would merge to form a new corporation ("Amalco") pursuant to an arrangement agreement (the "Transaction").

Pursuant to a letter of agreement dated April 17, 2006 (the "Letter Agreement"), each common share or convertible security of Bayswater would be exchanged for one common share or convertible security of Amalco, and each common share or convertible security of Pathfinder would be exchanged for 0.588 (the "Conversion Ratio") common shares or convertible securities of Amalco. The exercise price of the Pathfinder convertible securities shall be adjusted in accordance with the Conversion Ratio as applicable.

Contemporaneously with the execution of the Letter Agreement, Bayswater entered into a subscription agreement with Pathfinder to purchase 3,333,333 common shares of Pathfinder at a price of $0.60 per common share for aggregate proceeds of $2,000,000 (the "Private Placement"). The TSX Venture Exchange (the "Exchange") issued a bulletin on May 1, 2006 accepting for filing the documentation regarding this non-brokered private placement. Although included as a term in the Letter Agreement, this private placement was considered to be separate from and not contingent upon the completion of the Transaction. Pursuant to the Arrangement Agreement between Pathfinder and Bayswater dated July 10, 2006, shares of Pathfinder owned by Bayswater will not be exchanged for shares of Amalco, and these shares will be cancelled on completion of the Transaction.

You have requested Pacific International's opinion with respect to the fairness of the Transaction (the "Fairness Opinion"), from a financial point of view, to the securityholders of Bayswater (the "Bayswater Securityholders").

Pacific International Engagement

This Fairness Opinion is provided pursuant to an engagement letter dated May 15, 2006 (the "Engagement") between Bayswater and Pacific International. As consideration for services rendered, Pacific International will be paid a fee and will be reimbursed for all reasonable out-of-pocket expenses incurred by Pacific International in entering into and preparing this Fairness Opinion. No part of Pacific International's fee is contingent upon the conclusion of the Fairness Opinion, the successful completion of the Transaction, or any events related to the Transaction. Bayswater has agreed to indemnify Pacific International in respect of certain liabilities that might arise out of our engagement.

Under the Engagement, Pacific International is to assist Bayswater in evaluating the Transaction and to determine whether the Transaction is fair, from a financial point of view, to the Bayswater securityholders.

Credentials Of Pacific International Securities Inc.

Pacific International is a privately owned full service investment dealer. Pacific International is a member of all major Canadian Stock Exchanges, the Investment Dealer Association of Canada (the "IDA"), the Canadian Investor Protection Fund and International Financial Centre (Vancouver). Pacific International has offices in Vancouver, Calgary and Victoria, and provides research, corporate finance advice and services, and engages in trading and investment banking. The Fairness Opinion expressed herein represents the opinion of Pacific International and the form and content herein have been approved for release by the executive committee of Pacific International, the members of which have experience in junior mining merger, acquisition, divestiture, valuation, fairness opinion and capital market matters.

Pacific International is not an insider, associate, or affiliate of Bayswater or Pathfinder and is not an advisor to any person or company other than to Bayswater with respect to the Transaction. Pacific International has not entered into any other agreements or arrangements with Bayswater or Pathfinder or any of their affiliates with respect to any future dealings. Pacific International may however, in the ordinary course of its business, provide financial advisory or investment banking services to Bayswater, Pathfinder or any of their respective affiliates from time to time. In addition, in the ordinary course of its business, Pacific International may actively trade common shares and other securities of the Bayswater and Pathfinder for its own account and for the accounts of Pacific International clients and, accordingly, may at any time hold a long or short position in such securities.

Pacific International has previously acted as fiscal agent to Bayswater in connection with a $9.937 million best efforts private placement financing that closed in March 2006. Pacific International also received a finder's fee in connection with a non-brokered private placement of Bayswater that closed in January 2006.

Pacific International has not acted as agent for Pathfinder within the last 2 years. Pacific International received a finder's fee in connection with a non-brokered private placement for Pathfinder that closed in July 2005.

Scope of Review

In connection with the Fairness Opinion, Pacific International has reviewed and relied upon, among other things, the following:

- the Letter Agreement between Bayswater and Pathfinder dated April 17, 2006;
- a draft of the Joint Information Circular (version 3, July 10, 2006) describing the Transaction, to be sent to shareholders of Bayswater and Pathfinder.
- the Arrangement Agreement between Bayswater and Pathfinder dated July 10, 2006

Bayswater

- Audited financial statements for the periods ended February 28, 2005 and February 28, 2006 and Interim Quarterly Financial Statements for the periods ended May 31, 2005, August 31, 2005 and November 30, 2005
- News Releases for the period Feb 28, 2005 to July 5, 2006
- Information provided by the management of Bayswater
- Purchase, Option and Joint Venture agreements for properties currently being explored by Bayswater

- Technical Report on the Central Labrador Uranium Project, Newfoundland and Labrador, Canada, by Roscoe Postle Associates Inc. March 20, 2006
- Block Moratorium Report, Prospecting Licenses 3849 and 3850, Historic Avoca Mine Area, County Wicklow Ireland, February 2003
- Trading Statistics (closing price, volume and value of daily trading) for the period April 13, 2005 to June 20, 2006

Pathfinder Resources Ltd.:

- Audited financial statements for the period ended December 31, 2005 and subsequent Interim Quarterly Financial Statements
- News Releases for the period January 27, 2005 to June 28, 2006
- Information provided by the management of Pathfinder
- Purchase, Option and Joint Venture Agreements for properties currently being explored by Pathfinder.
- Geological Report: Thelon Property, Glacial Till and Soil Geochemical Sampling, Prospecting Permits 5156 to 5215 inclusive, by Dale Mah, P.Geol. January 17, 2006
- Trading Statistics (closing price, volume and value of daily trading) for the period April 13, 2005 to June 20, 2006

Other Information:

- Reviewed transactions related to the purchase/sale of exploration and development projects comparable to the mineral properties owned by Bayswater and Pathfinder.
- Reviewed other information in the public domain for comparable companies.
- Reviewed other information considered relevant.

Pacific International has not, to the best of its knowledge, been denied access by Bayswater or Pathfinder to any information requested. Pacific International did not meet with the auditors of Bayswater or Pathfinder and has assumed the accuracy and fair presentation of the audited consolidated financial statements of the respective companies and the reports of the auditors thereon.

This Fairness Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Dealers Association of Canada (the "IDA") but the IDA has not been involved in the preparation or review of this Fairness Opinion.

Assumptions and Limitations

Pacific International has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinion or representations obtained by it from public sources, senior management of the Bayswater, and their consultants and advisors (collectively, the "Information"). The Fairness Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, Pacific International has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

Senior officers of Bayswater have represented to Pacific International in a certificate delivered as of the date hereof, among other things, that:

(i) the Information provided orally by, or in the presence of, an officer or employee of Bayswater or in writing by Bayswater to Pacific International relating to Bayswater or the

Transaction for the purpose of preparing this Fairness Opinion was, at the date the Information was provided to Pacific International, and is, except as has been disclosed in writing to Pacific International, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact (as such term is defined in the *Securities Act* (British Columbia) (the "Act") in respect of Bayswater or the Transaction or omit to state a material fact, necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; and

(ii) since the dates on which the Information was provided to Pacific International, except as has been disclosed in writing to Pacific International, there has been no material change (as such term is defined in the Act), financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Bayswater and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date of this report and the condition and prospects, financial and otherwise, of Bayswater and its subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to Pacific International in discussions with management of Bayswater. In its analyses and in preparing the Fairness Opinion, Pacific International made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Pacific International or any party involved in the Transaction.

The Fairness Opinion has been prepared solely for the use of the Board, to assist it in determining the fairness of the Transaction, from a financial point of view, to the Bayswater securityholders. It is not to be relied upon by any other person or used for any other purpose. Pacific International is not making any recommendation as to whether Bayswater shareholders should vote in favour or against the Transaction.

Pacific International has not been asked to prepare and has not prepared a valuation of Bayswater or Pathfinder or their assets. This Fairness Opinion should not be construed as a valuation.

The Fairness Opinion is given as of the date hereof and Pacific International disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion that may come or be brought to Pacific International's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, Pacific International reserves the right to change, modify or withdraw the Fairness Opinion.

The Fairness Opinion has been provided for the use of the Board of Directors of Bayswater and may not be used by any other person or relied upon by any other person other than the Board of Directors of Bayswater without the express prior written consent of Pacific International. The Fairness Opinion is given as of the date hereof and Pacific International disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion that may come or be brought to Pacific International's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, Pacific International reserves the right to change, modify or withdraw the Fairness Opinion.

This Fairness Opinion is not to be construed as a recommendation to any holder of common shares of Bayswater as to whether to vote in favour of the Transaction.

Fairness Methodology and Analysis

In assessing the fairness, from a financial point of view, of the Transaction to the Securityholders of Bayswater, we considered among other factors, the following items and methodologies, both relative to Bayswater and Pathfinder:

- Relative share prices of Bayswater and Pathfinder, including the last trade and closing price prior to the announcement, and the 5, 10, 30, 60 and 90-day periods prior to the announcement.
- Liquidity of the shares of the Bayswater and Pathfinder.
- Relative market capitalizations of Bayswater and Pathfinder prior to the announcement.
- Property asset values estimated on a cost basis and on an implied market value basis.
- Review and comparison of 44 selected other transactions for early stage uranium projects to estimate implied market values for comparable property transactions.
- Relative fully diluted NAV and NAV per share for Bayswater and Pathfinder.

The analyses contained in this Fairness Opinion must be considered as a whole; selecting portions of the analyses or the factors considered by Pacific International, without considering all factors and analyses together could result in undue emphasis on any particular factor or analysis.

Conclusions

Based on and subject to the foregoing and such other factors as Pacific International considered relevant, Pacific International is of the opinion that, as of the date hereof, the Transaction is fair, from a financial point of view, to the securityholders of Bayswater.

Yours truly,

Pacific International Securities Inc.

Pacific International Securities Inc.

SCHEDULE “F”

PRO FORMA FINANCIAL STATEMENTS OF THE RESULTING ISSUER

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BAYSWATER URANIUM CORPORATION

Pro Forma Consolidated Financial Statements
March 31, 2006

SmytheRatcliffe.com

7th Floor, Marine Building

355 Burrard Street

Vancouver, B.C. V6C 2G8

SmytheRatcliffe
CHARTERED ACCOUNTANTS

facsimile: 604.688.4675

telephone: 604.687.1231

COMPILATION REPORT ON
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

TO THE DIRECTORS OF PATHFINDER RESOURCES LTD. AND BAYSWATER VENTURES CORP.

We have read the accompanying unaudited pro forma consolidated financial statements of Bayswater Uranium Corporation as at March 31, 2006, and have performed the following procedures.

1. Compared the figures in the columns captioned "Pathfinder Resources Ltd." ("Pathfinder") to the unaudited financial statements as at March 31, 2006 (as described in note 2(e)) and for the year then ended, and found them to be in agreement.

2. Compared the figures in the columns captioned "Bayswater Ventures Corp." ("Bayswater") to the audited consolidated financial statements as at February 28, 2006 and for the year then ended, and found them to be in agreement.

3. Made enquiries of certain officials of Pathfinder and Bayswater who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and
   (b) whether the unaudited pro forma consolidated balance sheet and unaudited pro forma statement of operations comply as to form in all material respects with Canadian securities legislation.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments; and
   (b) stated that the unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statement of operations comply as to form in all material respects with Canadian securities legislation.

4. Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the amounts in the columns captioned "Pathfinder Resources Ltd." and "Bayswater Ventures Corp.", and found the amounts to be arithmetically correct.

Pro forma financial statements are based on management assumptions and adjustments, which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of operations, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

"Smythe Ratcliffe" (signed)

Chartered Accountants

Vancouver, British Columbia
July 11, 2006

BAYSWATER URANIUM CORPORATION
Pro Forma Consolidated Balance Sheet
March 31, 2006
(Unaudited)

	March 31, 2006 Pathfinder Resources Ltd.	February 28, 2006 Bayswater Ventures Corp.	Adjustments		Pro Forma Consolidated Balance Sheet
Assets					
Current					
Cash	$ 194,441	$ 0	$ 2,000,000	(c(i))	
			(2,000,000)	(c(i))	
			156,875	(c(ii))	
			9,937,025	(d(i))	
			340,650	(d(ii))	$ 10,628,991
Cash, flow-through exploration funds	377,146	0	0		377,146
Marketable securities	5,168	0	0		5,168
Accounts receivable	39,893	141,978	0		181,871
Prepaid expenses	10,579	0	0		10,579
	627,227	141,978	11,434,550		11,203,755
Investment in Pathfinder	0	0	6,922,420	(a)	
			(6,922,420)	(a)	0
Mineral Properties	1,198,904	1,891,660	225,000	(c(iii))	
			35,197	(d(iii))	3,350,761
Deposit for Reclamation	3,500	0	0		3,500
Deferred Acquisition Costs	0	13,894	0		13,894
Equipment	19,396	3,034	0		22,430
	$ 1,849,027	$ 2,050,566	$ 10,694,747		$ 14,594,340
Liabilities					
Current					
Accounts payable and accrued liabilities	$ 30,340	$ 265,756	$ 0		$ 296,096
Loan payable	0	11,000	0		11,000
	30,340	276,756	0		307,096
Shareholders' Equity					
Capital Stock	6,837,683	5,512,757	(6,837,683)	(a)	
			6,922,420	(a)	
			2,000,000	(c(i))	
			(2,000,000)	(c(i))	
			156,875	(c(ii))	
			225,000	(c(iii))	
			10,642,372	(d(i))	
			340,650	(d(ii))	23,800,074
Option Compensation	212,084	0	(212,084)	(a)	0
Obligation to Issue Shares	0	659,500	(659,500)	(d(iii))	0
Contributed Surplus	29,156	530,763	(29,156)	(a)	530,763
Deficit	(5,260,236)	(4,929,210)	5,260,236	(a)	
			(5,103,733)	(a)	
			(10,650)	(d(iii))	(10,043,093)
	1,818,687	1,773,810	10,694,747		14,287,244
	$ 1,849,027	$ 2,050,566	$ 10,694,747		$ 14,594,340

Approved by the Board:

"Victor A. Tanaka" (signed)	*"George Leary" (signed)*
Director	Director
Victor A. Tanaka	George Leary

See notes to pro forma consolidated financial statements.

BAYSWATER URANIUM CORPORATION
Pro Forma Consolidated Statement of Operations
March 31, 2006
(Unaudited)

	For 12 months ended March 31, 2006 Pathfinder Resources Ltd. (note 2(e))	For year ended February 28, 2006 Bayswater Ventures Corp.	Adjustments	Pro Forma Consolidated Statement of Operations
Expenses				
Investor relations and promotion	$ 92,045	$ 0	$ 0	$ 92,045
Stock-based compensation	82,299	332,557	0	414,856
Legal, audit and accounting	44,536	117,312	0	161,848
Office and administration	42,967	49,402	0	92,369
Management fees and benefits	22,948	47,000	0	69,948
Rent	24,701	9,000	0	33,701
Regulatory fees	11,332	0	0	11,332
Filing fees	0	38,548	0	38,548
Transfer agent	8,111	7,153	0	15,264
Printing and shareholders' information	4,314	5,819	0	10,133
Telephone	3,045	0	0	3,045
Travel	0	11,484	0	11,484
Consulting	35,210	85,550	0	120,760
Amortization	5,731	78	0	5,809
	(377,239)	(703,903)	0	(1,081,142)
Other Income (Expenses)				
Interest income	7,097	1,169	0	8,266
Foreign exchange loss	(82)	0	0	(82)
Property investigations	(2,347)	0	0	(2,347)
Mineral properties written-off	(190,401)	(129,396)	0	(319,797)
Loss Before Taxes	(562,972)	(832,130)	0	(1,395,102)
Future Income Tax Recovery	452,090	0	0	452,090
Net Loss for Period	$ (110,882)	$ (832,130)	$ 0	$ (943,012)

See notes to pro forma consolidated financial statements.

1. BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated balance sheet as at March 31, 2006 and unaudited pro forma consolidated statement of operations for the year ended March 31, 2006 were prepared by the Company for inclusion in a Joint Information Circular ("the Information Circular") dated July 11, 2006 being filed by the Company with the British Columbia and Alberta Securities Commissions and the TSX Venture Exchange for the merger of Bayswater Ventures Corporation ("Bayswater") and Pathfinder Resources Ltd. ("Pathfinder") as described in note 2. Accordingly, these unaudited pro forma consolidated financial statements may not conform to the other financial statements included elsewhere in the Information Circular. These unaudited pro forma consolidated financial statements should be read in conjunction with the unaudited financial statements of Pathfinder Resources Ltd. as at March 31, 2006 and for the three months ended March 31, 2006 and 2005, the audited financial statements of Pathfinder Resources Ltd. as at December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003, and the audited consolidated financial statements of Bayswater as at February 28, 2006 and 2005 and for the years ended February 29, 2006, 2005 and 2004 included elsewhere in the Information Circular. These unaudited pro forma consolidated financial statements have been derived from the unaudited financial statements of Pathfinder and the audited consolidated financial statements of Bayswater as described above, together with other information available to the Company.

The unaudited pro forma consolidated financial statements may not necessarily be indicative of the financial position or results of operations which would have resulted if the combination would have occurred on March 31, 2006.

The unaudited pro forma consolidated balance sheet applies the purchase method of accounting whereby Bayswater has been identified as the acquirer. Capital stock represents the authorized and issued number of both companies as if they exchanged their shares for shares of the newly created company on March 31, 2006 which will continue under the name Bayswater Uranium Corporation ("Amalco").

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS WITH RESPECT TO THE PROPOSED TRANSACTIONS

The pro forma adjustments described below are based upon available information and certain assumptions management believes are reasonable, pursuant to an Arrangement Agreement dated July 10, 2006.

(a) Allocation of purchase price

The accompanying unaudited pro forma consolidated balance sheet gives effect to the proposed merger of Bayswater and Pathfinder as at March 31, 2006, whereby Bayswater has been identified as the acquirer for accounting purposes.

The merger has been accounted for using the purchase method. Accordingly, the value of the assets acquired and liabilities assumed have been adjusted to reflect their fair values at the acquisition date. The $6,922,420 fair value was derived based on a value of $0.63 per share representing the fair value of Bayswater's shares as included in the fairness opinion on the proposed arrangement prepared by Pacific International Securities Inc. in their report dated June 20, 2006, multiplied by 34,033,936 issued and outstanding shares of Bayswater as at March 31, 2006, for a value of $21,441,380. The shares to be issued to the shareholders of Pathfinder will represent 32.29% of the consolidated company, resulting in the allocated fair value of $6,922,420.

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS WITH RESPECT TO THE PROPOSED TRANSACTIONS (Continued)

(a) Allocation of purchase price (Continued)

Accordingly, the purchase price has been allocated as follows:

Purchase price	$	6,922,420
Net assets acquired		
Cash		194,441
Cash, flow-through exploration funds		377,146
Marketable securities		5,168
Accounts receivable		39,893
Prepaid expenses		10,579
Mineral properties		1,198,904
Deposit for reclamation		3,500
Equipment		19,396
Accounts payable and accrued liabilities		(30,340)
		1,818,687
Allocated to deficit	$	5,103,733

(b) Capital stock continuity

A continuity of the Amalco's issued common capital stock giving effect to the pro forma adjustments as described in note 2(a) and subsequent share issuances as described in notes 2(c) and 2(d) are as follows:

	Bayswater	Pathfinder	Pro Forma
Issued and outstanding at the last reported fiscal period	16,969,532	27,993,491	0
Issued on private placements and commissions	12,753,941	3,333,333	0
Issued on exercise of options and warrants	2,674,177	692,500	0
Issued for mineral property interest	1,636,286	500,000	0
Issued and outstanding before transaction	34,033,936	32,519,324	0
Exchange Pathfinder shares for Amalco shares at a ratio of 1 for 0.588	0	(32,519,324)	19,121,362
Exchange Bayswater shares for Amalco shares at a ratio of 1 to 1	(34,033,936)	0	34,033,936
	0	0	53,155,298

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS WITH RESPECT TO THE PROPOSED TRANSACTIONS (Continued)

(c) Pathfinder share issuance

As at March 31, 2006, Pathfinder's issued and outstanding capital stock consisted of 27,993,491 common shares.

Subsequent to March 31, 2006, Pathfinder issued

(i) 3,333,333 common shares at a price of $0.60 per share for net proceeds of $2,000,000 to Bayswater. The effects of the inter-company share issuance have been eliminated on consolidation.
(ii) 692,500 common shares for proceeds of $156,875 pursuant exercise of options and warrants.
(iii) 500,000 common shares for mineral property at a deemed value of $225,000.

(d) Bayswater share issuance

As at year ended February 28, 2006, Bayswater's issued and outstanding capital stock consisted of 16,969,532 common shares.

Subsequent to February 28, 2006, Bayswater issued

(i) 12,753,941 common shares for net proceeds of $9,937,025
(ii) 2,674,177 common shares for proceeds of $340,650 pursuant exercise of options and warrants.
(iii) 1,636,286 common shares for property payments

(e) Unaudited Pro Forma Consolidated Statement of Operations

The amounts included in the pro forma consolidated statement of operations for Pathfinder include the results of operations for the year ended December 31, 2005, plus the unaudited operating results for the three months ended March 31, 2006, less the unaudited operating results for the three months ended March 31, 2005. The amounts included in the pro forma consolidated statement of operations for Bayswater include the results of operations for the year ended February 28, 2006.

SCHEDULE "G"

AUDITED FINANCIAL STATEMENTS OF BAYSWATER FOR THE YEARS ENDED FEBRUARY 28, 2006, FEBRUARY 28, 2005 AND FEBRUARY 29, 2004

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BAYSWATER VENTURES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2006 AND 2005,
AND FEBRUARY 29, 2004

AUDITORS' REPORT

To the Directors of
Bayswater Ventures Corp.

We have audited the consolidated balance sheets of Bayswater Ventures Corp. as at February 28, 2006 and 2005 and February 29, 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2006 and 2005 and February 29, 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Chartered Accountants

Vancouver, Canada

June 2, 2006
(except as to Note 15 which
is as of July 11, 2006)

BAYSWATER VENTURES CORP.
CONSOLIDATED BALANCE SHEETS

	February 28, 2006	February 28, 2005	February 29, 2004
ASSETS			
Current			
Cash	$ -	$ 8,825	$ 258,022
Receivables (Note 4)	141,978	19,602	47,479
	141,978	28,427	305,501
Equipment (Note 3)	3,034	-	-
Mineral properties (Note 4)	1,891,660	129,396	110,048
Deferred acquisition costs (Note 15)	13,894	-	-
	$ 2,050,566	$ 157,823	$ 415,549
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current			
Accounts payable and accrued liabilities	$ 265,756	$ 83,673	$ 197,447
Loan payable (Note 5)	11,000	-	-
	276,756	83,673	197,447
Shareholders' equity			
Capital stock (Note 6)	5,512,757	4,027,230	4,027,230
Contributed surplus (Note 6)	530,763	144,000	144,000
Obligations to issue shares (Note 11)	659,500	-	-
Deficit	(4,929,210)	(4,097,080)	(3,953,128)
	1,773,810	74,150	218,102
	$ 2,050,566	$ 157,823	$ 415,549

Nature and continuance of operations (Note 1)
Commitments (Note 11)
Subsequent events (Note 15)

On behalf of the Board:

"George Leary" Director "Marion McGrath" Director

The accompanying notes are an integral part of these consolidated financial statements.

BAYSWATER VENTURES CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 29, 2004
EXPENSES			
Administration	$ 30,000	$ 30,000	$ 32,500
Amortization	78	-	-
Consulting fees	85,550	-	58,825
Filing fees	38,548	8,745	20,969
Management fees	47,000	36,000	39,000
Office and miscellaneous	19,402	14,080	41,755
Professional fees	117,312	23,851	77,755
Property investigation costs (Note 9)	-	9,428	237,888
Rent	9,000	12,000	13,000
Shareholder communications	5,819	1,046	1,041
Stock-based compensation (Note 7)	332,557	-	144,000
Transfer agent fees	7,153	4,792	6,321
Travel and related	11,484	6,805	61,792
	(703,903)	(146,747)	(734,846)
OTHER ITEMS			
Costs recovered	-	1,999	-
Interest income	1,169	796	2,636
Mineral property written-off (Note 4)	(129,396)	-	-
	(128,227)	2,795	2,636
Loss for the year	(832,130)	(143,952)	(732,210)
Deficit, beginning of year	(4,097,080)	(3,953,128)	(3,220,918)
Deficit, end of year	$ (4,929,210)	$ (4,097,080)	$ (3,953,128)
Basic and diluted loss per common share	$ (0.08)	$ (0.02)	$ (0.16)
Weighted average number of common shares outstanding	10,868,935	8,600,797	4,587,708

The accompanying notes are an integral part of these consolidated financial statements.

BAYSWATER VENTURES CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 29, 2004
CASH FLOWS FROM OPERATING ACTIVITIES			
Loss for the year	$ (832,130)	$ (143,952)	$ (732,210)
Items not affecting cash:			
Amortization	78	-	-
Obligation to issue shares for consulting services	37,500	-	-
Stock-based compensation	332,557	-	144,000
Write-off of mineral property	129,396	-	-
Changes in non-cash working capital items:			
(Increase) decrease in receivables	(122,376)	27,877	(21,400)
Increase (decrease) in accounts payable and accrued liabilities	144,345	(113,774)	132,679
Net cash used in operating activities	(310,630)	(229,849)	(476,931)
CASH FLOWS FROM INVESTING ACTIVITIES			
Deferred acquisition costs	(13,894)	-	-
Equipment	(3,112)	-	-
Mineral property costs	(1,125,522)	(45,209)	(110,048)
Government assistance	-	25,861	-
Net cash used in investing activities	(1,142,528)	(19,348)	(110,048)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from (repayment of) loans payable	11,000	-	(129,431)
Capital stock issued	1,433,333	-	965,000
Net cash provided by financing activities	1,444,333	-	835,569
Change in cash during the year	(8,825)	(249,197)	248,590
Cash, beginning of year	8,825	258,022	9,432
Cash, end of year	$ -	$ 8,825	$ 258,022

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in British Columbia on June 26, 1979.

The Company is a junior natural resource company. To date, the Company has not earned significant revenues and is considered to be in the development stage.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

	February 28, 2006	February 28, 2005	February 29, 2004
Working capital (deficiency)	$ (134,778)	$ (55,246)	$ 108,054
Deficit	(4,929,210)	(4,097,080)	(3,953,128)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting year. Actual results could differ from the estimates.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Jadebay Limited ("Jadebay"), a company incorporated under the laws of Ireland. Significant inter-company balances and transactions have been eliminated upon consolidation.

Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into Canadian dollars at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates. Revenues and expenses are translated at rates approximating those in effect at the transaction date. Exchange gains and losses arising on translation are included in the statement of operations.

The Company's subsidiary is an integrated foreign operation and is translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at rates approximating those in effect at the transaction date for the period. Translation gains and losses are reflected in loss for the year.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. When a property is abandoned, all related costs are written off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value. A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Government mining assistance

The Company carries on certain mineral exploration activities in Newfoundland and is eligible to earn refundable credits based on qualifying expenditures. Payments received for mining exploration assistance are recorded as either a reduction of the cost of applicable assets or credited in the statement of operations depending on the nature of the expenditures which gave rise to the credits.

Asset retirement obligation

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting form revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived asset.

Deferred acquisition costs

Costs, such as legal, accounting, due diligence, sponsorship and filing fees related to potential business acquisitions are deferred and applied towards the cost of the acquisition when completed. Such costs are expensed if the potential acquisition is no longer considered viable by management.

Stock-based compensation

The Company follows the fair value method of accounting for all stock-based compensation. The Company uses the Black-Scholes option pricing model to estimate fair values. Any consideration paid by the option holders is credited to capital stock.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is calculated at 30% using the declining balance method.

Future income taxes

Future income taxes are recorded for using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. Existing stock options and share purchase warrants have not been included in the computation of diluted loss per share because to do so would be anti-dilutive.

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Comparative figures

Certain of the comparative figures have been restated in order to conform with presentation during the current year.

3. EQUIPMENT

	2006			2005		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 3,112	$ 78	$ 3,034	$ -	$ -	$ -

	2004		
	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ -	$ -	$ -

4. MINERAL PROPERTIES

	Uranium Joint Venture	South Quinn Newfoundland	Labrador Claims	Niger, West Africa	Ireland	Total 2006	Total 2005	Total 2004
Acquisition costs								
Balance, beginning of year	$ -	$ 80,500	$ -	$ -	$ -	$ 80,500	$ 33,750	$ -
Additions	-	-	1,002,880	45,880	600,000	1,648,760	46,750	33,750
Balance, end of year	-	80,500	1,002,880	45,880	600,000	1,729,260	80,500	33,750
Exploration advances								
Balance, beginning of year	-	-	-	-	-	-	75,000	-
Advanced (expended) in year	-	-	-	-	-	-	(75,000)	75,000
Balance, end of year	-	-	-	-	-	-	-	75,000
Deferred exploration costs								
Balance, beginning of year	-	48,896	-	-	-	48,896	1,298	-
Airborne survey	-	-	204,196	-	-	204,196	-	-
Assays	-	-	-	-	-	-	1,235	-
Consulting	1,042	-	27,545	-	450	29,037	15,262	-
Drilling	-	-	-	-	-	-	33,880	-
Field administration	-	-	-	-	-	-	3,387	-
Geological	-	-	-	-	-	-	-	1,298
Government assistance	-	-	-	-	-	-	(25,861)	-
Helicopter	-	-	-	-	-	-	2,555	-
Mapping	-	-	7,252	-	-	7,252	2,875	-
Property maintenance	-	-	2,415	-	-	2,415	-	-
Road clearing	-	-	-	-	-	-	8,800	-
Transportation	-	-	-	-	-	-	2,170	-
Travel and related	-	-	-	-	-	-	3,295	-
	1,042	-	241,408	-	450	242,900	47,598	1,298
Balance, end of year	1,042	48,896	241,408	-	450	291,796	48,896	1,298
Write-off of mineral properties	-	(129,396)	-	-	-	(129,396)	-	-
Total	$ 1,042	$ -	$ 1,244,288	$45,880	$ 600,450	$ 1,891,660	$ 129,396	$ 110,048

All mineral property acquisition and deferred exploration costs in the 2004 and 2005 fiscal years related to the South Quinn Lake Property.

4. MINERAL PROPERTIES (cont'd...)

Title to mineral properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

South Quinn Lake Property, Newfoundland

On May 12, 2003, the Company entered into an option agreement with Terra Nova Gold Corp. ("Terra Nova"), a company related by a former common director, wherein the Company can acquire a 95% interest in Terra Nova's South Quinn Lake project in Newfoundland. Pursuant to an option agreement entered into between Terra Nova and South Coast Ventures Inc. ("South Coast"), Terra Nova has the right to earn a 100% interest in the project, subject to a 2% net smelter returns royalty. The Company assumed all of Terra Nova's remaining obligations pursuant to the underlying option agreement. Minimum work commitments to be paid are a total of $344,029 on or before May 23, 2005. The Company is required to pay Terra Nova the cash equivalent of any share payments Terra Nova issues to South Coast and, as such, the Company paid Terra Nova a total of $45,500.

Terra Nova may re-acquire an additional 20% interest in the property by paying the Company an amount equal to 30% of subsequent amounts paid by the Company on exploration expenditures.

In April 2006, the Company provided written notice to Terra Nova of its intention not to proceed with earning an interest in the South Quinn Lake Property and, in anticipation of this decision, the Company wrote-off related mineral property costs totalling $129,396 at February 28, 2006.

Canada Uranium Joint Venture

On January 23, 2006, the Company entered into a joint venture agreement with Strongbow Exploration Inc. ("Strongbow") to identify, acquire and explore uranium properties in Canada. A director of Strongbow subsequently became a director of the Company. The Company will be the operator of the joint venture and, over the first five years of the agreement, shall contribute funding of up to $500,000 for the acquisition of prospective Canadian uranium properties identified by Strongbow. Strongbow and the Company shall each retain a 50% working interest in each acquired property, subject to the right of Strongbow to select up to three joint venture properties for which the Company must fund the first $600,000 in exploration expenditures on each property. Under the terms of the joint venture arrangement, Strongbow must offer all Canadian uranium opportunities that it identifies to the Company for inclusion in the joint venture. The Company maintains the right to identify and acquire Canadian uranium prospects outside of the joint venture, with no obligation to offer such projects to Strongbow unless such prospect is located in any of the Yukon, Nunavut, or Northwest Territories.

Pursuant to the joint venture, 10 prospecting permits have been granted to Strongbow in the North Thelon Basin, Nunavut, at no direct cost to the Company.

4. MINERAL PROPERTIES (cont'd…)

Labrador Claims

On November 17, 2005, the Company entered into an option agreement with Longview Strategies Incorporated ("Longview"), a company related by a common director, to acquire a 100% interest in certain claim blocks located in Labrador, Newfoundland. Under the terms of the agreement, the Company must pay Longview $210,000 ($209,000 paid) and issue 100,000 common shares (issued subsequent to year-end at a value of $22,000 and recorded as at February 28, 2006 as an obligation to issue shares). In addition, the Company must make staged cash payments of up to $1,200,000 over two years. The Company has the option to issue 50% of the payments in common shares in lieu of the cash. A net smelter royalty (NSR) of 2% will be payable on each of the claim blocks retained. The Company has the right to purchase one-half of the NSR (1%) at any time for $1,500,000.

On November 29, 2005, the Company entered into an agreement with the underlying option holder to stake additional claim blocks in the property at a cost of $61,440. In consideration, the Company paid the underlying option holder a staking fee of 50,000 common shares valued at $15,000. A NSR of 2% will be payable on each of the claim blocks. The Company has the right to purchase one-half of the NSR (1%) at any time for $1,500,000.

On January 3, 2006, the Company entered into an agreement with the underlying option holder to stake additional claim blocks in the property at a cost of $599,040. In consideration, the Company paid the underlying option holder a staking fee of $10,000 in cash and 180,000 common shares valued at $86,400. A NSR of 1% will be payable on each of the claim blocks. The Company has the right to purchase all of the NSR (1%) at any time for $2,000,000.

Niger Uranium and Gold Concessions

Subject to regulatory approval, the Company entered into an option agreement dated November 17, 2005 with Longview to acquire a 100% interest in two uranium and two gold concessions located in Niger, West Africa. Pursuant to the option agreement, an application has been made to the Ministry of Mines and Energy of the Republic of Niger to acquire exploration and exploitation rights to the four concessions. Under the terms of the agreement, the Company must pay Longview $200,000 ($32,817 paid) and issue 250,000 common shares once the concessions are granted. In addition, the Company must make staged payments of up to $840,000 in cash and issue 550,000 common shares over two years. The Company has the option to issue 50% of the payments in common shares in lieu of the cash.

Subject to regulatory approval, the Company entered into an agreement dated November 24, 2005 with the underlying option holder to acquire a 100% interest in two additional uranium concessions located in Niger, West Africa. In consideration, the Company paid the underlying option holder a fee of 15,634 common shares valued at $5,000. In addition, the Company must pay the underlying option holder $15,000 in cash and $15,000 in common shares once the concessions are granted. Additionally, the Company must pay the underlying option holder 10,000 common shares for each concession held twelve months after the date the concessions are granted.

4. MINERAL PROPERTIES (cont'd...)

Avoca Property, Ireland

On January 4, 2006, the Company entered into an agreement to purchase all outstanding shares of Jadebay, a 100% owned Irish subsidiary of Strongbow, a company related by a common director. This transaction was accounted for as an asset purchase as Jadebay has no business operations. Jadebay maintains a 100% interest in two prospecting licences in the Republic of Ireland. Under the terms of the agreement, the Company must issue Strongbow 1,500,000 common shares (issued subsequent to year-end at a value of $600,000 and recorded as at February 28, 2006 as an obligation to issue shares). The full costs of the purchase has been allocated to the mineral concessions. To maintain the licenses, the Company must incur exploration expenditures of €37,500 per license by June 10, 2008 and complete an airborne survey by June 10, 2006. During the 2006 fiscal year, the Company paid $121,031 for an airborne survey on the property. The airborne survey did not proceed and consequently the payment was refunded to the Company subsequent to year end. This amount has been recorded as a receivable as at February 28, 2006. An induced polarization survey was commenced subsequent to year end that will fulfill the Company's obligation to maintain the licenses along with filing a report by the end of August 2006.

5. LOAN PAYABLE

The loan payable is non-interest bearing, unsecured and has no specific terms of repayment.

6. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus
Authorized			
Unlimited common shares without par value			
Issued			
Balance, February 28, 2003	1,823,020	$ 3,027,230	$ -
Shares issued for cash	6,777,777	1,000,000	-
Stock-based compensation	-	-	144,000
Balance, February 29, 2004 and February 28, 2005	8,600,797	4,027,230	144,000
Shares issued for cash	6,850,000	1,091,000	-
Exercise of options	40,000	21,000	(12,000)
Exercise of warrants	1,111,111	333,333	-
Mineral properties	245,624	106,400	-
Finder's fees – units	122,000	48,800	-
Finder's fees – warrants	-	-	66,206
Share issue costs	-	(115,006)	-
Stock-based compensation	-	-	332,557
Balance, February 28, 2006	16,969,532	$ 5,512,757	$ 530,763

The Company amended its authorized share capital to an unlimited number of common shares during the 2006 fiscal year.

6. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

During the year ended February 28, 2006, the Company:

a) Issued 2,350,000 common shares and 2,500,000 units at $0.06 per share and unit pursuant to a private placement. Each unit consisted of one common share and one share purchase warrant. Each share purchase warrant is exercisable into one additional common share at a price of $0.10 per share for a period of two years.

b) Issued 2,000,000 units at $0.40 per unit pursuant to a private placement. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at $0.60 per share for a period of two years. The Company paid a finder's fee of 122,000 units with the same terms as the private placement and 152,500 warrants valued at $66,206, which has been reflected in contributed surplus. Each finder's warrant is exercisable into one additional common share at a price of $0.65 per share for a period of two years. The following assumptions were used for the Black-Scholes valuation of the finder's warrants: risk-free interest rate of 3.85%, expected life of two years, annualized volatility of 348.85% and a dividend rate of 0%.

c) Issued 40,000 common shares on exercise of options for proceeds of $9,000.

d) Issued 1,111,111 common shares on exercise of warrants for proceeds of $333,333.

e) Issued 245,624 common shares pursuant to staking services valued at $106,400.

The following shares were issued during the year ended February 29, 2004:

a) The Company issued 3,000,000 units for gross proceeds of $300,000. Each unit was comprised of one common share and one share purchase warrant enabling the holder to acquire an additional common share at $0.12 until July 10, 2005.

b) The Company issued 2,666,666 units for gross proceeds of $450,000, of which 2,000,000 units were issued at a price of $0.175 per unit and 666,666 units were issued at a price of $0.15 per unit. Each unit was comprised of one common share and one share purchase warrant. 2,000,000 warrants enabled the holder to acquire an additional common share at $0.345 until November 23, 2005 and 666,666 warrants enabled the holder to acquire an additional common share at $0.30 until November 23, 2005.

c) The Company issued 1,111,111 units for gross proceeds of $250,000. Each unit was comprised of one common share and one share purchase warrant enabling the holder to acquire an additional common share at $0.30 per share until January 14, 2006.

7. STOCK OPTIONS AND WARRANTS

Stock options

The Company has a stock option plan where the directors are authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the plan, the exercise price of each option shall not be less than the closing price of the Company's shares on the date of grant less any discount permitted by the TSX Venture Exchange ("TSX-V") and vesting terms are at the discretion of the board of directors. The options can be granted up to a maximum term of 5 years as long as the Company is classified as a Tier 2 issuer.

7. STOCK OPTIONS AND WARRANTS (cont'd...)

Stock options (cont'd...)

As at February 28, 2006, the Company had outstanding stock options enabling the holders to acquire further common shares as follows:

Number of Shares	Exercise Price	Expiry Date
240,000	$ 0.23	October 5, 2008
1,065,000	0.25	November 29, 2010
300,000	0.75	February 8, 2011

Stock option transactions are summarized as follows:

	Number of Options		Weighted Average Exercise Price
Balance, February 28, 2003	-	$	-
Options granted	480,000		0.23
Balance, February 29, 2004	480,000		0.23
Options expired	(200,000)		0.23
Balance, February 28, 2005	280,000		0.23
Options granted	1,365,000		0.36
Options exercised	(40,000)		0.23
Balance, February 28, 2006	1,605,000	$	0.34
Number of options currently exercisable	1,380,000	$	0.27

The weighted average fair value of the stock options granted during the year ended February 28, 2006 was $0.36 (February 28, 2005 - $Nil; February 29, 2004 - $0.30) per option.

Stock-based compensation

The Company granted 1,365,000 (February 28, 2005 – Nil; February 29, 2004 – 480,000) stock options during the current year resulting in stock-based compensation using the Black-Scholes option-pricing model of $490,176 (February 28, 2005 - $Nil; February 29, 2004 – $144,000). For the year ended February 28, 2006, the Company expensed $332,557 (February 28, 2005 - $Nil; February 29, 2004 - $144,000) for the vested portion of the total amount.

7. STOCK OPTIONS AND WARRANTS (cont'd...)

Stock-based compensation (cont'd...)

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the years ended February 28, 2006 and 2005, and February 29, 2004:

	2006	2005	2004
Risk-free interest rate:	3.99%	-	4.32%
Expected life of options:	5 years	-	5 years
Annualized volatility:	130%	-	136%
Dividend rate:	0%	-	0%

Warrants

As at February 28, 2006, the Company had outstanding share purchase warrants, enabling the holders to acquire further common shares as follows:

Number of Shares	Exercise Price	Expiry Date
2,500,000	$ 0.10	October 27, 2007
375,000	0.60	December 20, 2007
561,000	0.60	December 23, 2007
152,500	0.65	December 23, 2007
125,000	0.60	December 28, 2007

Warrant transactions and the number of warrants are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price
As at February 29, 2004	7,430,554	$ 0.29
Expired	(652,777)	0.36
As at February 28, 2005	6,777,777	0.23
Issued	3,713,500	0.27
Exercised	(1,111,111)	0.30
Expired/cancelled	(5,666,666)	0.22
As at February 28, 2006	3,713,500	$ 0.27

8. RELATED PARTY TRANSACTIONS

Included in accounts payable and accrued liabilities at February 28, 2006 is $91,263 (February 28, 2005 - $7,669; February 29, 2004 - $171,483) owing to a company controlled by the president of the Company and $36,750 (February 28, 2005 - $Nil; February 29, 2004 - $Nil) owing to a company with a common director.

During the year ended February 28, 2006, the Company:

a) Paid or accrued $47,000 (February 28, 2005 - $36,000; February 29, 2004 - $39,000) for management fees to a company controlled by the president of the Company.

b) Paid or accrued $9,000 (February 28, 2005 - $12,000; February 29, 2004 - $13,000) for rent to a company controlled by the president of the Company.

c) Paid or accrued $30,000 (February 28, 2005 - $30,000; February 29, 2004 - $32,500) for administration fees to a company with a common director.

d) Paid or accrued $75,000 (February 28, 2005 - $Nil; February 29, 2004 - $Nil) for consulting fees to Longview (Note 11).

e) Paid or accrued $263,817 (February 28, 2005 - $Nil; February 29, 2004 - $Nil) for property acquisition costs to Longview (Note 4).

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9. PROPERTY INVESTIGATION COSTS

	February 28, 2006	February 28, 2005	February 29, 2004
Acquisition costs	$ -	$ -	$ 5,000
Geological consulting	-	9,428	158,242
Travel and related costs	-	-	74,646
	$ -	$ 9,428	$ 237,888

a) During the year ended February 29, 2004, the Company entered into an option agreement with Elysian Enterprises Ltd. ("Elysian"), a company related by a common director, whereby the Company could earn a 100% interest in the mineral rights of the Victoria River property in Newfoundland. The option was subsequently terminated and acquisition costs of $5,000 were charged to property investigation costs.

b) During the year ended February 29, 2004, the Company entered into an agreement with Stangold Co. Ltd. ("Stangold") to explore and develop the Chilchinskoye gold prospect in Russia. The Company subsequently terminated its agreement as a result of the property license not being transferred to Stangold and, also, as a result of Stangold not completing the exploration program in 2003 as agreed under the terms of the agreement. Consequently, related due diligence costs of $232,888 were charged to property investigation costs for the year ended February 29, 2004 and $9,428 in February 28, 2005.

10. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	February 28, 2006	February 28, 2005	February 29, 2004
Cash paid during the year for interest	$ -	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -	$ -

The significant non-cash investing and financing transactions during the year ended February 28, 2006 included:

a) Issuing 245,624 common shares valued at $106,400 pursuant to staking services for mineral property acquisitions.

b) Recording an obligation to issue 1,500,000 common shares valued at $600,000 pursuant to the acquisition of Jadebay and 100,000 common shares valued at $22,000 pursuant to the Labrador property acquisition (Note 4).

c) Accrued $37,738 of mineral property expenditures at February 28, 2006.

d) Issuing 122,000 units valued at $48,800 as a finder's fee.

e) Issuing 152,500 warrants valued at $66,206 as finder's fees

There were no significant non-cash transactions during the year ended February 28, 2005.

The significant non-cash transaction for the year ended February 29, 2004 consisted of the issuance of 350,000 common shares for which proceeds of $35,000 were received in fiscal 2003.

11. COMMITMENTS

During the year ended February 28, 2006, the Company entered into a management agreement with Longview whereby Longview agreed to provide the Company with consulting services until May 1, 2007. In consideration, the Company shall pay Longview $15,000 per month payable 50% in cash and 50% in common shares. During the year ended February 28, 2006, the Company expensed $75,000 to consulting fees of which $37,500 has been recorded as an obligation to issue shares. The Company issued 39,894 shares subsequent to year end to satisfy this commitment.

The Company has also recorded an obligation to issue shares pursuant to property agreements valued at $622,000 (Note 4).

12. INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	February 28, 2006	February 28, 2005	February 29, 2004
Loss for the year	$ (832,130)	$ (143,952)	$ (732,210)
Expected income tax (recovery)	$ (318,598)	$ (51,247)	$ (275,311)
Non-deductible items	224,754	31,122	54,144
Unrecognized benefit of non-capital losses	93,844	20,125	221,167
Total income taxes	$ -	$ -	$ -

The significant components of the Company's future income tax assets are as follows:

	February 28, 2006	February 28, 2005	February 29, 2004
Future income tax assets:			
Non-capital loss carryforwards	$ 388,700	$ 336,473	$ 422,000
Resource properties	178,000	339,686	222,000
	566,700	676,159	644,000
Valuation allowance	(566,700)	(676,159)	(644,000)
Net future income tax assets	$ -	$ -	$ -

The Company has available for deduction against future taxable income non-capital losses of approximately $1,085,000. These losses, if not utilized, will expire through to 2016. Subject to certain restrictions, the Company also has resource expenditures of approximately $2,519,000 available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

13. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of receivables, accounts payable and accrued liabilities and loan payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Currency risk

The Company holds non-monetary assets in Niger, West Africa and Ireland. The Company could accordingly be at risk for foreign currency fluctuation and developing legal and political environments. The Company does not maintain significant cash or other monetary assets or liabilities in these countries.

14. SEGMENTED INFORMATION

The primary business of the Company is the acquisition and exploration of mineral properties.

Geographic information is as follows:

	February 28, 2006	February 28, 2005	February 29, 2004
Capital assets			
Canada	$ 1,248,364	$ 129,396	$ 110,048
Niger, West Africa	45,880	-	-
Ireland	600,450	-	-
	$ 1,894,694	$ 129,396	$ 110,048

15. SUBSEQUENT EVENTS

Subsequent to February 28, 2006, the Company:

a) completed a brokered private placement for total proceeds of $9,937,025. The private placement consisted of 6,357,500 flow through units at a price of $0.90 per unit and 5,620,366 non-flow through units at a price of $0.75 per unit. Each flow through unit consists of one flow-through common share and one half of one share purchase warrant. Each non-flow through unit consists of one common share and one half of one share purchase warrant. Each whole share purchase warrant is exercisable into one additional common share at an exercise price of $1.00 per share until September 27, 2007. The Company paid a commission of 7.5% of the gross proceeds of the private placement through the issuance of 724,852 units valued at $543,639 with the same terms as the private placement and $201,638 in cash. Additionally, 1,197,786 compensation options valued at $576,430 were issued as a commission in connection with the private placement. The following assumptions were used for the Black-Scholes valuation of the agent's compensation option: risk-free interest rate of 3.85%, expected life of 18 months, annualized volatility of 131.57% and a dividend rate of 0%. Each compensation option entitles the holder to acquire one additional common share at an exercise price of $0.80 per share until September 27, 2007.

b) granted 1,500,000 incentive stock options exercisable at a price of $0.90 per share for a period of five years.

c) issued 110,052 common shares pursuant to the exercise of warrants for total proceeds of $69,844.

d) entered into a Letter Agreement to merge with Pathfinder Resources Ltd. ("Pathfinder"). The Company and Pathfinder will enter into a statutory plan of arrangement, whereby the Company and Pathfinder will merge into a new corporation pursuant to an arrangement agreement. Each common share or convertible security of the Company will be exchanged for one common share ("Merged Company Common Share") or convertible security of the merged company. Each common share or convertible security of Pathfinder will be exchanged for 0.588 (the "Conversion Ratio") of the Merged Company Common Shares or convertible securities of the merged company. The exercise price of the Pathfinder convertible securities shall be adjusted in accordance with the Conversion Ratio as applicable.

15. SUBSEQUENT EVENTS (cont'd...)

This transaction is subject to completion of shareholder approval of both companies and receipt of applicable regulatory approvals.

The Company purchased 3,333,333 common shares in the capital of Pathfinder at a price of $0.60 per share. Both Pathfinder and the Company acknowledge and agree that this placement is separate from and was not contingent upon completion of the proposed merger.

e) incorporated an Italian subsidiary under the name Tuscany Minerals S.r.l. to facilitate the application process for mining permits in Italy. As of February 28, 2006, the Company had incurred $13,894 of costs related to the incorporation of Tuscany Minerals S.r.l. with a further $70,000 paid subsequent to year end.

f) pursuant to the Canada Uranium Joint Venture (the "Joint Venture") (Note 4), entered into an agreement dated April 13, 2006 with Yukon 37999 Inc. ("Yukon") for a 100% interest in certain uranium claims in the South Thelon area of the NWT, in consideration for a cash payment of $105,706, paid by the Company. A NSR of 1% on metals and a 1% Gross Overriding Royalty ("GOR") on diamonds will be payable on each of the claim blocks. The Joint Venture retains the right to purchase one-half of the royalties (0.5%) at any time for $1,000,000.

g) entered into an agreement dated April 13, 2006, with Yukon for a 100% interest in certain uranium claims in the South Thelon area of the NWT in consideration of a cash payment of $102,903. The Company has also agreed to issue 108,858 common shares of the Company in three equal installments, the first of which is due upon receipt of regulatory approval, and the remaining installments due on or before April 1, 2007 and 2008. A NSR of 2% on metals and a GOR of 2% on diamonds will be payable on each of the claims. The Company retains the right to purchase one-half of the royalties (1.0%) at any time for $2,000,000.

h) entered into an agreement with Aurora Geosciences Ltd. to stake a minimum of 600,000 acres in Thelon Basin, NWT. Consideration for staking is $0.60 per acre and one-third of a common share of the Company per acre, for which the Company has advanced $203,000 as at February 28, 2006 ($792,820 as at July11, 2006).

i) acquired by staking additional claims in Labrador. In consideration the Company paid a staking fee of $19,400 in addition to staking costs of $144,800. An NSR of 1% will be payable on these claims. The Company retains the right to purchase the NSR (1%) at any time for $2,000,000.

j) purchased an additional 10 claims in Labrador for the consideration of $5,600. An NSR of 2% will be payable on these claims. The Company has the right to purchase one-half of the NSR (1%) at any time for $1,500,000.

k) purchased 2,000,000 units of Silver Spruce Resources Inc. pursuant to a private placement at a price of $0.50 per unit. Each unit consists of one common share and one whole share purchase warrant entitling the Company to purchase one additional common share at a price of $0.65 per shares, exercisable for a period of 18 months.

l) entered into an investor relations agreement with Longview for a one year term for consideration of $12,500 per month and 200,000 stock options. The agreement is subject to regulatory approval.

m) paid $839,425 towards a geophysical survey of Labrador properties.

SCHEDULE "H"

MANAGEMENT'S DISCUSSION AND ANALYSIS OF BAYSWATER FOR THE YEARS ENDED FEBRUARY 28, 2006, FEBRUARY 28, 2005 AND FEBRUARY 29, 2004

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

BAYSWATER VENTURES CORP.

Management Discussion and Analysis

For the Year ended February 28, 2006

This discussion and analysis of financial position and results of operations is prepared as at June 22, 2006 and should be read in conjunction with the consolidated financial statements for the years ended February 28, 2006 and 2005 of Bayswater Ventures Corp. (the "Company" or "Bayswater") with the related notes thereto. Those consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts included therein and in the following management discussion and analysis ("MD&A") are expressed in Canadian dollars except where noted. This discussion contains forward-looking statements that involve risks and uncertainties. Such information, although considered to be reasonable by the Company's management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made. Additional information on the Company is available for viewing on SEDAR at www.sedar.com.

Description of Business

The Company is a natural resource company engaged in acquisition, exploration, and development of uranium, gold and base metal properties. It currently holds interests in numerous claim blocks in Newfoundland. The Company also holds interests in properties in Nunavut and the Northwest Territories, Canada and in Niger, West Africa, and through its subsidiary, Jadebay Limited, holds an interest in two prospecting licences in Ireland. The Company trades on the TSX Venture Exchange under the symbol BVE.

Overall Performance

The Company is principally engaged in the identification, acquisition and exploration for mineral resource properties. The Company has recently entered into a series of property agreements for uranium in Labrador and Thelon Basin, Nunavut and NWT, Canada and in Niger, West Africa; for gold in Niger, West Africa; and for base metals in southern Ireland. In addition, the Company has entered into a joint venture arrangement with Strongbow Exploration Inc. that is designed to identify, acquire and explore uranium properties in Canada. Subsequent to the year end the Company completed a brokered private placement that netted $5.7 million in flow through funds and $4.0 million in hard funds. During 2006, the Company also completed 2 separate private placement financings netting the treasury a total of approximately $1.1 million.

To date, the Company has optioned and acquired by staking an aggregate of 16,020 claims (4005 sq km) in the Central Mineral Belt uranium district, Labrador. These claims cover extensive lake sediment uranium anomalies and favourable geologic settings for IOCG-Olympic Dam type deposits and for granite hosted-Rossing type deposits. The Company is by far the largest land holder in this important uranium district which is currently undergoing extensive exploration by competitor companies for IOCG type deposits-including drilling by Aurora Energy Resources Inc. (formerly Fronteer-Altius) on the Michelin deposit and other prospects in the eastern portion of the district and drilling by Crosshair Exploration & Mining Corp. on the Moran Lake deposit and other prospects in the western portion of the district. Other companies active in the district include Silver Spruce Resources Inc. and Santoy Resources Ltd. To date, the Company is nearing completion of a compilation of all previous work on our claims. Previous work was carried out in the late 1950's to 1970's primarily by Brinex,

Metallgesellschaft and Canico on limited portions of our claims and later in 1993 extensive lake sediment sampling was carried out by the Geological Survey of Canada that covered all the region. Our claims cover extensive lake sediment uranium anomalies generated from the government survey. A compilation of all this information has identified numerous highly favourable follow-up targets for Olympic Dam and Rossing type deposits within our claims. A helicopter-borne radiometric and magnetic survey of all our claims by Fugro Airborne Surveys has recently commenced. Follow-up prospecting of above targets as well as airborne radiometric anomalies will commence July 1, 2006 with the goal of identifying mineralized zones warranting drill testing in the fall and next winter.

The Company has applied directly and indirectly for four uranium concessions in Niger, West Africa. These concessions comprise 7824 sq km in favourable structural and stratigraphic settings in the region of sandstone type uranium deposits many of which are currently producing in Niger. The president of the Company has recently visited Niger and examined several deposits including one operating underground mine. The government of Niger has informally notified the Company that these concessions should be granted this summer.

Also, the recent joint venture agreement with Strongbow has and will continue to provide the Company access to uranium opportunities in Canada through the knowledge, skill and excellent contacts, particularly in northern, Canada of the Strongbow management group. Strongbow's chairman, D. Grenville Thomas, has been involved in the discovery of a number of mineral deposits in northern Canada, including the Diavik Diamond Mine in the Northwest Territories. Also, Robert Campbell, who conducts Strongbow's uranium exploration activities, has 18 years of uranium experience in Canada. Ken Armstrong, president of Strongbow, also has extensive northern Canada experience. A program of identifying prospective areas for uranium mineralization has commenced and property acquisition is underway under the joint venture. To date, pursuant to the joint venture, several uranium unconformity type targets have been acquired in the Thelon Basin, Nunavut and NWT. Thelon Basin is analogous geologically to the Athabasca Basin, Saskatchewan that hosts numerous high grade unconformity type deposits. Acquired targets include ten prospecting permits, totaling 330,794 acres in the North Thelon Basin and two claim blocks comprising 164,652 acres in the South Thelon Basin. A compilation of previous work covering these claims is being completed. Airborne radiometric and magnetic surveying is planned for a portion of this ground this summer.

In addition, the Company has recently acquired a 100% interest in two further claim blocks totaling 106,856 acres in South Thelon Basin. A compilation of previous work is planned for these claims prior to field work.

Recently the Company has entered into an agreement to purchase the Avoca Mine in southeastern Ireland. The property has had significant open pit and near surface underground mining of copper resources from stratiform massive sulphide deposits. Significant gold and silver values occur in the deposit. The deposit is zoned laterally with high grade zinc-lead zones off the flanks of the deposit that require further delineation to define resources. In addition, the deposit offers potential for discovery of a much larger, blind base metal deposit at depth beneath the known deposit. The deposit has many similarities to the Bathhurst and Buchans type deposits in eastern Canada that correlate with this region of Ireland. A deep penetrating, high power gradient array, induced polarization survey is currently underway on the project. The primary goal of this survey is to evaluate the potential at depth for deep, blind deposits of the large Bathhurst and Buchans type deposits. A secondary goal is to evaluate the near surface extension of high grade zinc-lead zones in order to identify drill targets for potentially expanding the announced resource base of the property.

The Company has also applied for two gold concessions in Niger, West Africa. One is characterized by an extension soil and termite mound gold geochemical anomaly that warrants further evaluation. The second concession is characterized by extensive regional stream sediment gold anomalies that have never been followed up. The Company anticipates that these concessions will be granted this summer.

Commensurate with the Company's large land holding and corporate goals in Labrador and Thelon Basin it has invested in two private placements in other junior resource companies including Silver Spruce Resources Corp. and Pathfinder Resources Ltd. with respective major land holdings in these promising uranium regions. Both of these companies are actively exploring their respective properties.

Further to building out the uranium assets of the Company, management has been active in adding talented and experienced professionals to its board of directors and advisory board. Damien Reynolds, president of Longview Strategies Inc., has been appointed chairman of the board. Mr. Reynolds has extensive experience in identifying projects of merit and raising capital. Ken Armstrong, president of Strongbow, has also joined our board of directors. Mr. Armstrong has extensive experience in northern Canada. He was involved in the development of resource models for the Diavik Diamond Mine, NWT and has managed numerous exploration programs in northern Canada. Our advisory board has been built out and now includes Stephen Flechner, former general counsel and secretary of Gold Fields Mining Corporation; and, Robert Campbell who has some 18 years experience with uranium exploration programs and deposits in North America--primarily in northern Canada.

To advance the management team and asset base significantly, the Company has recently announced a merger with Pathfinder Resources Ltd. Pathfinder has significant uranium land holdings in Thelon Basin, NWT, southern Newfoundland and in Guatemala. Also, the management team of Pathfinder, led by Mr. Vic Tanaka, president, and two of Pathfinder's board members will be joining Bayswater's management team. Mr. Tanaka will be appointed Chief Operating Officer of the merger company; and our advisory board will be enlarged to include Mr. Richard Atkinson, mining engineer, and Mr. Siegfried Muessig, senior mineral consultant. All of these individuals have been involved in the discovery of major mineral deposits, including uranium deposits in the Athabasca Basin, the Jabiluka uranium deposit in Australia and the Escondida copper deposit in Chile. Both the Company and Pathfinder have announced completion of their due diligence and are proceeding to close the arrangement in August, 2006.

This is an exciting time for the shareholders of Bayswater. Significant value has been added to the Company as a result of the property acquisitions, additions to management and investments completed to date. Upon closing of the planned merger with Pathfinder the Company will be positioned as the dominant land holder in three of the most prospective and underexplored uranium exploration and development areas in the world—Central Mineral Belt, Labrador, Canada; Thelon Basin, NWT/NU, Canada; and Niger, West Africa. With the combined management team, asset base and funding available to Bayswater and Pathfinder, the Company is poised for major growth over the short term.

The president of the Company would like to thank all of our shareholders for their support.

Selected Annual Financial Information

Operating expenditures, including both mineral acquisition and exploration activity and administrative expenditures, increased significantly in 2006 compared to 2005. This was the result of Bayswater completing two private placements in 2006 which provided approximately $1.1 million in working capital to fund option payments, property examinations to acquire access to properties in Labrador and Ireland and to fund exploration programs on these properties. In 2006, 1,111,111 share purchase warrants were exercised generating $333,333, which was primarily used for working capital purposes. Administrative

expenditures increased in 2006 due to this increased level of activity for the current year. The Company also incurred stock-based compensation expense in 2006 as the result of granting stock options to its directors, officers and consultants. This cost represented 47% of the overall loss incurred in 2006.

In 2005, operating expenditures including both exploration and administrative expenditures decreased significantly compared to 2004. This was the result of Bayswater completing four private placements in 2004, which provided approximately $1 million in working capital to fund property investigations and to fund an exploration program on the South Quinn property. Administrative expenditures decreased in 2005 due to decreased activity compared to 2004. The Company also incurred stock based compensation costs in 2004 as the result of issuing stock options to its directors and consultants. This cost represented 20% of the overall loss incurred in 2004.

Selected Annual Financial Information

The following table provides a brief summary of the Company's financial operations. For more detailed information, refer to the Consolidated Financial Statements.

	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 29, 2004
Interest income	$ 1,169	$ 796	$ 2,636
Loss for the year	(832,130)	(143,952)	(732,210)
Basic and diluted loss per share	(0.08)	(0.02)	(0.16)
Total assets	2,050,566	157,823	415,549
Total long-term liabilities	-	-	-
Cash dividends	-	-	-

Results of Operations

During the year ended February 28, 2006, Bayswater incurred a loss of $832,130 compared to a loss of $143,952 for the year ended February 28, 2005. Consulting fees were higher for 2006 than for 2005 due mainly to the contract with Longview Strategies Ltd. ("Longview"), a company related by a common director, which services commenced in October 2005 at $15,000 per month. This contract is payable 50% in cash and 50% in common shares of the Company. Professional fees were also significantly higher in 2006, as a result of the increased activities from the Company's property acquisitions and private placement financings during the third and fourth quarters. In 2006, stock-based compensation represented a significant portion of the Company's losses during that period.

Quarterly Information

The following table sets forth selected unaudited consolidated financial information prepared by management of the Company.

	Three Months Ended Feb 28, 2006	Three Months Ended Nov 30, 2005	Three Months Ended Aug 31, 2005	Three Months Ended May 31, 2005
Total assets	$ 2,050,566	$ 465,985	$ 146,102	$ 141,426
Mineral properties and deferred costs	1,891,660	440,716	129,396	129,396
Working capital (deficiency)	(134,778)	(245,005)	(109,063)	(82,291)
Loss for the period	(382,673)	(395,640)	(26,772)	(27,045)
Loss per share	(0.04)	(0.04)	(0.01)	(0.01)

	Three Months Ended Feb 28, 2005	Three Months Ended Nov 30, 2004	Three Months Ended Aug 31, 2004	Three Months Ended May 31, 2004
Total assets	$ 157,823	$ 194,335	$ 227,770	$ 249,809
Mineral properties and deferred costs	129,396	148,739	148,739	136,798
Working capital (deficiency)	(55,246)	(25,984)	2,638	53,049
Loss for the period	(48,605)	(28,622)	(38,470)	(28,255)
Loss per share	(0.01)	(0.01)	(0.01)	(0.01)

2006

Significant changes in key financial data from 2006 and 2005 can be attributed to the stock-based compensation expense and tothe associated costs with the property option agreements in the third and fourth quarters of 2006. In the third quarter of 2006, the Company completed a $291,000 private placement and an $800,000 private placement was completed in the fourth quarter. In the fourth quarter of 2006, 1,111,111 share purchase warrants were exercised for proceeds totaling $333,333. During the third and fourth quarter of 2006, the Company paid out approximately $1.1 million in mineral property costs. These transactions had a significant impact on the Company's working capital.

2005

During 2005, the Company's operating costs remained constant. During this period, the Company was relatively inactive while management continued to search for projects of merit.

Liquidity and Capital Resources

The Company started 2006 with a working capital deficiency of about $55,000 and had a working capital deficiency as at February 28, 2006, of approximately $135,000. Exploration and administrative expenditures incurred during 2006 were funded from cash generated by the transactions noted below:

a) The Company completed a non-brokered private placement for total proceeds of $291,000. The Company issued 2,350,000 common shares and 2,500,000 units at $0.06 per share and unit. Each unit consisted of one common share and one share purchase warrant. Each share purchase warrant is exercisable into one additional common share at a price of $0.10 per share until October 27, 2007.

b) The Company completed a non-brokered private placement for total proceeds of $800,000. The private placement consisted of 2,000,000 units at $0.40 per unit. Each unit consisted of one common share and one-half of one share purchase warrant. Each share purchase whole warrant entitles the holder to purchase one additional common share at $0.60 per share until December 20, 23 and 27, 2007. There were 3 separate closing dates in connection with this private placement. The Company paid a finder's fee of 122,000 units with the same terms as the private placement and 152,500 warrants valued at $66,206. Each warrant is exercisable into one additional common share at a price of $0.65 per share until December 23, 2007.

c) The Company issued 1,111,111 common shares on exercise of warrants for total proceeds of $333,333.

For the year ending February 28, 2007, Bayswater anticipates incurring exploration and property maintenance expenditures on each of the Company's held projects. The Company has sufficient working capital to sustain operations for the next fiscal year. Bayswater's main sources of financing are through issuances of equity.

Related party transactions

Included in amounts due to related parties at February 28, 2006 is $91,263 (2005 - $7,669) owing to the president of the Company and $36,750 (2005 - $Nil) owing to Longview, a company with a common director.

During the year ended February 28, 2006, the Company:

a) Paid or accrued $47,000 (2005 - $36,000) for management fees to GML Minerals Consulting Limited ("GML"), a company controlled by the president of the Company.

b) Paid or accrued $9,000 (2005 - $12,000) for rent to GML.

c) Paid or accrued $30,000 (2005 - $30,000) for administration fees to iO Corporate Services Ltd., a company with a common director.

d) Paid or accrued $75,000 (2005 - $Nil) for consulting fees to Longview.

e) Paid or accrued $264,617 (2005 - $Nil) for property acquisition costs to Longview.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Subsequent events

Subsequent to February 28, 2006, the Company:

a) completed a brokered private placement for total proceeds of $9,937,025. The private placement consists of 6,357,500 flow through units at a price of $0.90 per unit and 5,620,366 non-flow through units at a price of $0.75 per unit. Each flow through unit consists of one flow-through common share and one half of one share purchase warrant. Each non-flow through unit consists of one common share and one half of one share purchase warrant. Each whole share purchase warrant is exercisable into one additional common share at an exercise price of $1.00 per share until September 27, 2007. The Company paid a commission of 7.5% of the gross proceeds of the private placement through the issuance of 724,852 units valued at $543,639 with the same terms as the private placement and $201,638 in cash. Additionally, 1,197,786 compensation options valued at $576,430 were issued as a commission in connection with the private placement. Each compensation option entitles the holder to acquire one additional common share at an exercise price of $0.80 per share until September 27, 2007.

b) granted 1,500,000 incentive stock options at a price of $0.90 per share for a period of five years.

c) issued 110,052 common shares pursuant to the exercise of warrants for total proceeds of $69,844.

d) entered into a Letter Agreement to merge with Pathfinder Resources Ltd. ("Pathfinder"). The Company and Pathfinder will enter into a statutory plan of arrangement, whereby the Company and Pathfinder will merge into a new corporation pursuant to an arrangement agreement. Each common share or convertible security of the Company will be exchanged for one common share ("Merged Company Common Share") or convertible security of the merged company. Each common share or convertible security of Pathfinder will be exchanged for 0.588 (the "Conversion Ratio") of the Merged Company Common Shares or convertible securities of the merged company. The exercise price of the Pathfinder convertible securities shall be adjusted in accordance with the Conversion Ratio as applicable.

   This transaction is subject to completion of shareholder approval of both companies and receipt of applicable regulatory approvals.

   The Company purchased 3,333,333 common shares in the capital of Pathfinder at a price of $0.60 per share. Both Pathfinder and the Company acknowledge and agree that this placement is separate from and was not contingent upon completion of the merger.

e) incorporated an Italian subsidiary under the name Tuscany Minerals S.r.l. to facilitate the application process for mining permits in Italy. As of February 28, 2006, the Company had incurred $13,894 of costs related to the incorporation of Tuscany Minerals S.r.l. with a further $70,000 paid subsequent to year end.

f) pursuant to the Canada Uranium Joint Venture (the "Joint Venture"), entered into an agreement dated April 13, 2006 with Yukon 37999 Inc. ("Yukon") for a 100% interest in certain uranium claims in the South Thelon area of the NWT, in consideration for a cash payment of $105,706, paid by the Company. A NSR of 1% on metals and a 1% Gross Overriding Royalty ("GOR") on diamonds will be payable on each of the claim blocks. The Joint Venture retains the right to purchase one-half of the royalties (0.5%) at any time for $1,000,000

g) entered into an agreement dated April 13, 2006, with Yukon for a 100% interest in certain uranium claims in the South Thelon area of the NWT in consideration of a cash payment of $102,903. The Company has also agreed to issue 108,858 common shares of the Company in three equal installments, the first of which is due upon receipt of regulatory approval, and the remaining installments due on or before April 1, 2007 and 2008. A NSR of 2% on metals and a GOR of 2% on diamonds will be payable on each of the claims. The Company retains the right to purchase one-half of the royalties (1.0%) at any time for $2,000,000.

h) entered into an agreement with Aurora Geosciences Ltd. to stake a minimum of 600,000 acres in Thelon Basin, NWT. Consideration for staking is $0.60 per acre and one-third of a common share of the Company per acre, for which the Company has advanced $203,000.

i) acquired by staking additional claims in Labrador. In consideration the Company paid a staking fee of $19,400 in addition to staking costs of $144,800. An NSR of 1% will be payable on these claims. The Company retains the right to purchase the NSR (1%) at any time for $2,000,000.

j) purchased an additional 10 claims in Labrador for the consideration of $5,600. An NSR of 2% will be payable on these claims. The Company has the right to purchase one-half of the NSR (1%) at any time for $1,500,000.

k) purchased 2,000,000 units of Silver Spruce Resources Inc. pursuant to a private placement at a price of $0.50 per unit. Each unit consists of one common share and one whole share purchase warrant entitling the Company to purchase one additional common share at a price of $0.65 per share, exercisable for a period of 18 months.

Risks and Uncertainties

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company's properties has a known commercial ore deposit. The main operating risks include: securing adequate funding to maintain and advance exploration properties; ensuring ownership of and access to mineral properties by confirmation that claims and leases are in good standing and obtaining permits for drilling and other exploration activities. The market prices for uranium and other metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Bayswater is currently earning an interest in certain of its key properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These

conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company's title to the related property will not vest and the Company will have to write-down the previously capitalized costs related to that property.

The Company is operating in countries that currently have varied political environments. Changing political situations may affect the manner in which the Company operates. The Company's equity financings are sourced in Canadian dollars but for the most part it incurs its expenditures in local currencies or in US dollars. At this time there are no currency hedges in place. The Company does not have any employees. All work is carried out through independent consultants and the Company requires that all consultants carry their own insurance to cover any potential liabilities as a result of their work on a project.

Outstanding Share Data

As at June 22, 2006, there were 31,449,525 common shares issued and outstanding. There were also 3,110,000 stock options outstanding to directors, officers and consultants with exercise prices ranging between \$0.225 and \$0.90 per share. There are also 11,151,594 warrants outstanding, which expire between September 27, 2007, and December 28, 2007 with exercise prices ranging between \$0.10 and \$1.00 per share.

Internal Disclosure Controls and Procedures

We have evaluated the effectiveness of our disclosure controls and procedures and have concluded, based on our evaluation, that they are sufficiently effective as of February 28, 2006 to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries is made known to management and disclosed in accordance with applicable securities regulations.

This discussion and analysis of financial position and results of operations is prepared as at June 22, 2005, and should be read in conjunction with the audited annual financial statements for the years ended February 28, 2005 and 2004 of Bayswater Ventures Corp. (the "Company" or "Bayswater") with the related notes thereto. Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts included therein and in the following management discussion and analysis ("MD&A") are in Canadian dollars except where noted. This discussion contains forward-looking statements that involve risks and uncertainties. Such information, although considered to be reasonable by the Company's management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Description of Business

The Company is an exploration company dedicated to the identification, acquisition and exploration of mineral properties in Canada.

Overall Performance

The Company, upon abandoning the Chilchinskoye Gold Project in Russia, decided to abandon all its interest in pursuing gold project opportunities in Russia.

Drilling on the South Quinn Gold Project in Newfoundland successfully tested the main targets of interest but failed to encounter significant mineralized zones. Further work may be warranted to locate the source of high grade gold-bearing boulders depending on the resources and priorities of the Company. The Company currently does not have the resources to maintain the existing agreement on the property and may abandon the project later in the year.

The Company is currently actively pursuing other resource project opportunities, particularly gold projects for possible acquisition.

Selected Annual Financial Information

The following table provides a brief summary of the Company's financial operations. For more detailed information, refer to the Financial Statements.

	Year Ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 28, 2003
Total revenues	$ 796	$ 2,636	$ 15,853
Net loss	(143,952)	(732,210)	(241,080)
Basic and diluted loss per share	(0.02)	(0.16)	(0.14)
Total assets	157,823	415,549	35,511
Total long-term liabilities	-	-	-
Cash dividends	-	-	-

The Company earns interest revenue from cash held in banks and guaranteed investments held as short term investments. During the 2003 fiscal year end, the Company wrote-off its oil and gas property totaling $169,245 resulting in the majority of the loss incurred in that year. In 2004, the Company completed four private placement financings for gross proceeds of $1,000,000 and acquired its project in Newfoundland, Canada. During fiscal 2005, the Company completed an exploration program on the South Quinn property in Newfoundland.

The Company's accounting policy is to record its mineral properties at cost. Exploration and development expenditures relating to mineral properties are deferred until either the properties are brought into production, at

which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

The Company incurred a loss of $143,952 (2004 - $732,210) during the year ended February 28, 2005. Some of the significant expenses are as follows:

	For the Year Ended Feb. 28, 2005	For the Year Ended Feb. 29, 2004
EXPENSES		
Consulting	$ -	$ 58,825
Management fees	36,000	39,000
Professional fees	23,851	77,755
Property investigation costs	-	237,888
Stock-based compensation	-	144,000
Travel and related	6,805	61,792

Consulting – With the proposed acquisition of the Chilchinskoye Gold project in 2004, the Company paid higher consulting fees resulting from work on this project. This increase is reflected in the previous year. As a result of management electing to not proceed with this acquisition, there were no consulting expenses incurred in the current year.

Management fees – The Company has a contract with the President of Bayswater and this cost has remained constant during fiscal 2004 and 2005.

Professional fees – During the previous year, the Company was actively trying to acquire certain gold projects in Russia. This resulted in a significant amount of legal costs that were associated with the proposed acquisitions. During the current year, this expense decreased significantly.

Property investigation costs – There was significant costs incurred in fiscal 2004 that was expensed as a result of the proposed agreement with Stangold Co. Ltd. to develop the Chilchinskoye Gold project in Russia.

Stock-based compensation – During the previous year, the Company granted incentive stock options that resulted in a stock-based compensation expense calculated using the Black-Scholes option pricing model. This is a non-cash transaction.

Travel – This expense decreased significantly in the year ended February 28, 2005 compared to February 29, 2004 due to the decrease in travel to Russia. The travel and related costs in 2004 were associated with the proposed acquisition of the Chilchinskoye Gold project and other gold projects in Russia.

Summary of Quarterly Results

	Three Months Ended Feb 28, 2005	Three Months Ended Nov 30, 2004	Three Months Ended Aug 31, 2004	Three Months Ended May 31, 2004
Total assets	$ 157,823	$ 194,335	$ 227,770	$ 249,809
Mineral properties and deferred costs	129,396	148,739	148,739	136,798
Working capital (deficiency)	(55,246)	(25,984)	2,638	53,049
Interest income	41	37	544	174
Net Loss	(48,605)	(28,622)	(38,470)	(28,255)
Loss per share	(0.01)	(0.01)	(0.01)	(0.01)

	Three Months Ended Feb 29, 2004	Three Months Ended Nov 30, 2003	Three Months Ended Aug 31, 2003	Three Months Ended May 31, 2003
Total assets	$ 415,549	$ 390,691	$ 211,783	$ 413,160
Mineral properties and deferred costs	110,048	33,750	33,750	-
Working capital (deficiency)	108,054	317,344	163,964	329,567
Interest income	1,018	429	1,189	-
Net loss	(547,191)	(120,072)	(131,853)	(126,745)
Loss per share	(0.12)	(0.02)	(0.04)	(0.07)

Significant changes in key financial data from 2003 to 2004 can be attributed to the closing of its four private placements during fiscal 2004 and the acquisition of the South Quinn property. Also during 2004, the Company incurred significant costs in Russia in attempt to acquire various gold projects. Lastly, the Company incurred a $144,000 stock-based compensation expense during fiscal 2004 as a result of the Black Scholes option pricing model from the granting of stock options. During the current year, the Company has continued to focus its efforts in Newfoundland.

Liquidity

The Company has financed its operations to date primarily through the issuance of common shares and exercise of stock options and share purchase warrants. The Company continues to seek capital through various means including the issuance of equity and/or debt.

The financial statements have been prepared on a going concern basis which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	Feb. 28, 2005	Feb. 29, 2004
Working capital (deficiency)	$ (55,246)	$ 108,054
Deficit	(4,097,080)	(3,953,128)

Net cash used in operating activities for the year ended February 28, 2005 was $229,849 compared to net cash used of $476,931 during the year ended February 29, 2004. The cash used in operating activities for the period consists primarily of the operating loss. During the previous year, there was a significant item not affecting cash. The Company incurred a cost of $144,000 attributed to stock-based compensation expense as a result of the Black-Scholes option pricing model. There was also a significant increase in accounts payable in 2004 as a result of certain accruals at year-end. In the current year, a similar offsetting decrease occurred in the accounts payable as a result of the payment of these payables.

Net cash used in investing activities for the year ended February 28, 2005, was $19,348 compared to net cash used in investing activities of $110,048 during the year ended February 29, 2004. Cash used during both periods consists primarily of acquisition and exploration costs on the Company's mineral property in Newfoundland.

Financing activities provided cash of $Nil during the year ended February 28, 2005, compared to $835,569 provided by financing activities for the year ended February 29, 2004. Cash provided during the previous year consisted of the completion of certain private placement financings for total proceeds of $965,000.

Capital Resources

The Company does not have sufficient funds to meet its property commitments for 2005 and cover anticipated administrative expenses throughout the year. A capital raise during the coming months will be necessary. The Company will continue to focus its efforts on mineral exploration, and in particular on the evaluation, acquisition and development of new resource projects.

Related Party Transactions

The Company entered into the following transactions with related parties during the period:

a) Paid or accrued administrative fees of $30,000 (2004 - $32,500) to iO Corporate Services Inc., a company controlled by a director of the Company.

b) Paid or accrued rent of $12,000 (2004 - $13,000) to GML Minerals Consulting Ltd. ("GML"), a company controlled by the President of the Company.

c) Paid or accrued management fees of $36,000 (2004 - $39,000) to GML, a company controlled by the President of the Company.

As of February 28, 2005, accounts payable included $7,669 (2004 - $121,786) owed to a company with a common director.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Financial Instruments

(a) Fair value

The Company's financial instruments consist of cash and equivalents, receivables and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

(b) Currency risk

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Additional Information

As at June 22, 2005, the Company had:

a) 8,600,797 common shares outstanding.

b) 280,000 stock options outstanding.

c) 6,777,777 share purchase warrants outstanding.

Cautionary Statement on Forward-Looking Information

This Management Discussion and Analysis may contain forward-looking statements that involve risks and uncertainties. When used in this Management Discussion and Analysis, the words "believe," "anticipates," "expects" and similar expressions are intended to identify such forward-looking statements. The Issuer's actual results may differ significantly from the results discussed in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Issuer undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
BAYSWATER VENTURES CORP.	04	02	29	04	07	16

ISSUER ADDRESS
Suite 202 – 837 WEST HASTINGS STREET

CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 3N6	604-684-6242	604-684-6264

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
GEORGE LEARY	PRESIDENT	403-932-3775

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"DAVID PATTERSON"	DAVID PATTERSON	04	07	16
"GEORGE LEARY"	GEORGE LEARY	04	07	16

FIN51-901F Rev.2000/12/19

SCHEDULE A: FINANCIAL INFORMATION

See attached audited financial statements for the year ended February 29, 2004.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs

   See attached audited financial statements for the year ended February 29, 2004.

2. Related party transactions

   See Note 8 of the attached audited financial statements for the year ended February 29, 2004.

3. a) Summary of securities issued during the period:

Date of Issue	Type of Securities	Type of Issue	Number or Amount	Price	Total Proceeds	Type of Consideration
July 10, 2003	Common	Private Placement	3,000,000	$ 0.10	$ 300,000	Cash
November 24, 2003	Common	Private Placement	2,000,000	0.175	350,000	Cash
November 24, 2003	Common	Private Placement	666,666	0.15	100,000	Cash
January 14, 2004	Common	Private Placement	1,111,111	0.225	250,000	Cash

   b) Summary of stock options granted during the period:

Date of Issue	Number of Options Granted	Name of Optionee	Position	Exercise Price	Expiry Date
October 6, 2003	180,000	George Leary	Director	$ 0.225	October 5, 2008
October 6, 2003	50,000	Marion McGrath	Officer	0.225	October 5, 2008
October 6, 2003	100,000	Sergui Silaev	Consultant	0.225	October 5, 2008
October 6, 2003	50,000	Peter Dunfield	Consultant	0.225	October 5, 2008
October 6, 2003	75,000	Dave Patterson	Director	0.225	October 5, 2008
October 6, 2003	25,000	Kerry Sparkes	Director	0.225	October 5, 2008

4. As at the end of the reporting period:

   a) Authorized capital stock: 100,000,000 common shares without par value

   b) Shares issued and outstanding:

	Number of Common Shares		Amount
Balance, February 29, 2004	8,600,797	$	4,027,230

SCHEDULE B: SUPPLEMENTARY INFORMATION (cont'd)

c) Options, warrants and convertible securities outstanding:

See Note 7 in the attached audited financial statements for the year ended February 29, 2004.

d) Number of escrow shares: nil

5. Directors and Officers:

George Leary – Director and President
David Patterson –Director
Klaus Eckhof - Director
Marion McGrath – Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Bayswater Ventures Corp. (the "Company") is a junior natural resource company. On February 25, 2003, the Company changed its name from Enwest Ventures Corp. to Bayswater Ventures Corp. and consolidated its share capital on a 3 old for 1 new basis. The Company is a public company and trading on the TSX Venture Exchange under the symbol "BVE".

Operations

The Company reported a loss of $732,210 for the year ended February 29, 2004 compared to a loss of $241,080 for the year ended February 28, 2003. A considerable portion of the loss in the current period is attributable to the $61,792 in travel, $237,888 in property investigation costs and professional fees of $77,755. These costs were primarily incurred in connection with the Chilchinskoye gold prospect in Russia. The Company also recorded a $144,000 stock based compensation expense. This is an expense that is attributable to the granting of stock options based on the Black-Scholes option – pricing model. The majority of loss incurred in the previous year was the Company's $169,245 write-off of its oil and gas property.

During fiscal 2004, there has been an overall increase in the Company's expenses over the year ended 2003. This increase is mainly attributed to management's extensive focus of financing the Company and the acquisition of its mining project and possible future acquisitions.

At February 29, 2004, the Company had working capital of $108,054. The Company does not have any revenue producing assets and is dependent on additional equity or debt financing in order to meet continuing working capital obligations and to participate in new mineral property acquisitions. It has completed four separate private placement financings to fulfil its obligations for its property commitments (see "Mineral Property").

Mineral Property

The Company entered into an option agreement with Terra Nova Gold Corp. ("Terra Nova"), a company related by a common director, wherein the Company can acquire a 95% interest in Terra Nova's South Quinn Lake project in Newfoundland. Pursuant to an option agreement entered into between Terra Nova and South Coast Ventures Inc. ("South Coast"), Terra Nova has the right to earn a 100% interest in the project, subject to a 2% net smelter return. The Company will assume all of Terra Nova's remaining obligations and make cash payments of $15,000 in the first year (paid), $20,000 in the second year and $30,000 in the third year. Minimum work commitments will apply as $75,000 in the first year (paid) and a total of $344,029 by the end of the third year. The Company will be required to pay Terra Nova the cash equivalent of any share payments Terra Nova issues to South Coast of which the Company paid Terra Nova $18,750 which is the cash equivalent of 75,000 Terra Nova shares at a deemed value of $0.25 per share. Terra Nova is required to issue an additional 175,000 of its shares to South Coast by May 23, 2005, pursuant to the underlying option agreement.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd)

Mineral Property (cont'd)

Terra Nova may reacquire an additional 20% interest in the property by paying the Company an amount equal to 30% of subsequent amounts paid by the Company on exploration expenditures.

Financings

The following shares were issued during the current year:

a) The Company issued 3,000,000 units for gross proceeds of $300,000. Each unit consists of one common share and one warrant enabling the holder to acquire an additional common share at $0.12 per share until July 10, 2005.

b) The Company issued 2,666,666 units for gross proceeds of $450,000 of which 2,000,000 units were issued at a price of $0.175 per unit and 666,666 units were issued at a price of $0.15 per unit. Each unit was comprised of one share and one share purchase warrant. 2,000,000 warrants enable the holder to acquire an additional common share at $0.345 until November 23, 2005 and 666,666 warrants enable the holder to acquire an additional common share at $0.30 until November 23, 2005.

c) The Company issued 1,111,111 units for gross proceeds of $250,000. Each unit consists of one common share and one share purchase warrant enabling the holder to acquire an additional common share at $0.30 per share until January 14, 2006.

Investor Relations

Management of the Company replied to shareholder inquiries. The Company has not entered into any formal investor relations contracts or agreements.

Management Changes

a) Kerry Sparkes resigned as a director of the Company.

b) Klaus Eckhof was appointed to the Board of Directors

Subsequent Events

The following events occurred subsequent to February 29, 2004:

a) 652,777 share purchase warrants exercisable at $0.36 per share, expired unexercised.

SCHEDULE "I"

AUDITED FINANCIAL STATEMENTS OF PATHFINDER FOR THE YEARS ENDED DECEMBER 31, 2005, DECEMBER 31, 2004 AND DECEMBER 31, 2003 AND UNAUDITED FINANCIAL STATEMENTS OF PATHFINDER FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2006 AND MARCH 31, 2005

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

PATHFINDER RESOURCES LTD.

Financial Statements
March 31, 2006 and 2005 (Unaudited)
and December 31, 2005, 2004 and 2003

SmytheRatcliffe.com

7th Floor, Marine Building

355 Burrard Street

Vancouver, B.C. V6C 2G8

SmytheRatcliffe
CHARTERED ACCOUNTANTS

facsimile: 604.688.4675

telephone: 604.687.1231

AUDITORS' REPORT

TO THE SHAREHOLDERS OF PATHFINDER RESOURCES LTD.

We have audited the balance sheets of Pathfinder Resources Ltd. as at December 31, 2005 and 2004 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Smythe Ratcliffe" (signed)

Chartered Accountants

Vancouver, British Columbia
March 3, 2006, except as to note 12
which is as of July 11, 2006.

G. Ross McDonald*

Chartered Accountant

*Denotes incorporated professional

Suite 1402, 543 Granville Street
Vancouver, B.C. V6C 1X8
Tel: (604) 685-8646
Fax: (604) 684-6334

AUDITOR'S REPORT

TO THE SHAREHOLDERS OF PATHFINDER RESOURCES LTD.

I have audited the consolidated statements of operations and deficit and cash flows of Pathfinder Resources Ltd. for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in Canada. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the results of its operations and the cash flows for the year ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

"G. Ross McDonald" (signed)

G. Ross McDonald
Chartered Accountant

Vancouver, British Columbia
January 29, 2004, except as to note 12
which is as of July 11, 2006.

PATHFINDER RESOURCES LTD.
Balance Sheets

	March 31, 2006 (unaudited)	December 31, 2005	December 31, 2004
Assets			
Current			
Cash	$ 194,441	$ 253,945	$ 89,831
Cash, flow-through exploration funds (note 9)	377,146	925,544	0
Marketable securities (note 3)	5,168	5,168	5,168
Accounts receivable	39,893	25,850	5,118
Prepaid expenses	10,579	25,791	10,885
	627,227	1,236,298	111,002
Mineral Properties (note 4)	1,198,904	636,092	35,459
Deposit for Reclamation	3,500	3,500	0
Equipment (note 5)	19,396	20,747	20,127
	$ 1,849,027	$ 1,896,637	$ 166,588
Liabilities			
Current			
Accounts payable and accrued liabilities	$ 30,340	$ 98,329	$ 19,004
Shareholders' Equity			
Capital Stock (note 6)	6,837,683	7,166,645	5,009,033
Option Compensation (note 6(e))	212,084	213,980	196,278
Contributed Surplus (note 6(e))	29,156	29,156	0
Deficit	(5,260,236)	(5,611,473)	(5,057,727)
	1,818,687	1,798,308	147,584
	$ 1,849,027	$ 1,896,637	$ 166,588

Nature of Operations and Going-Concern (note 1)
Commitments (note 10)

Approved on behalf of the Board:

"Victor A. Tanaka" (signed)
.... Director
Victor A. Tanaka

"Richard C. Atkinson" (signed)
.... Director
Richard C. Atkinson

See notes to financial statements.

PATHFINDER RESOURCES LTD.
Statements of Operations and Deficit

	Three Months Ended March 31, 2006	Three Months Ended March 31, 2005	Years Ended December 31, 2005	Years Ended December 31, 2004	Years Ended December 31, 2003
	(unaudited)	(unaudited)			
Expenses					
Investor relations and promotion	$ 34,370	$ 10,818	$ 68,493	$ 36,557	$ 20,683
Stock-based compensation	15,332	31,332	98,299	102,624	27,920
Legal, audit and accounting	12,911	3,716	35,341	30,892	32,732
Office and administration	11,868	13,135	44,234	48,888	47,836
Management fees and benefits	7,800	11,974	27,122	42,144	36,547
Rent	6,702	6,000	23,999	11,513	17,404
Regulatory fees	6,350	5,295	10,277	7,175	10,622
Transfer agent	2,615	2,354	7,850	4,718	5,327
Printing and shareholders' information	1,801	2,070	4,583	5,710	1,818
Telephone	787	947	3,205	3,574	4,504
Consulting	0	1,935	37,145	0	0
Amortization	1,351	1,200	5,580	4,510	3,334
	(101,887)	(90,776)	(366,128)	(298,305)	(208,727)
Other Income (Expenses)					
Interest income	3,277	134	3,954	1,061	7,192
Foreign exchange gain (loss)	104	0	(186)	(289)	1,483
Property investigations	(2,347)	(985)	(985)	0	(10)
Expense recoveries	0	0	0	0	15,757
Write-off of Lake Superior Joint Venture	0	0	0	0	(1)
Gain on disposal of equipment	0	0	0	0	817
Mineral properties written-off	0	0	(190,401)	(681,355)	(173,019)
Loss Before Taxes	(100,853)	(91,627)	(553,746)	(978,888)	(356,508)
Future Income Tax Recovery (note 9)	452,090	0	0	0	0
Net Income (Loss) for Period	351,237	(91,627)	(553,746)	(978,888)	(356,508)
Deficit, Beginning of Period					
As previously reported	(5,611,473)	(5,057,727)	(5,057,727)	(4,013,105)	(3,656,597)
Stock-based compensation (note 6(e))	0	0	0	(65,734)	0
As restated	(5,611,473)	(5,057,727)	(5,057,727)	(4,078,839)	(3,656,597)
Deficit, End of Period	$ (5,260,236)	$ (5,149,354)	$ (5,611,473)	$ (5,057,727)	$ (4,013,105)
Basic and Diluted Income (Loss) Per Share	$ 0.01	$ (0.01)	$ (0.03)	$ (0.06)	$ (0.03)
Weighted Average Number of Common Shares Outstanding	27,751,348	16,651,815	20,793,470	16,060,974	13,570,829

See notes to financial statements.

PATHFINDER RESOURCES LTD.
Statements of Cash Flows

	Three Months Ended March 31, 2006 (unaudited)	Three Months Ended March 31, 2005 (unaudited)	Years Ended December 31, 2005	Years Ended December 31, 2004	Years Ended December 31, 2003
Operating Activities					
Net income (loss)	$ 351,237	$ (91,627)	$ (553,746)	$ (978,888)	$ (356,508)
Items not involving cash					
Amortization	1,351	1,200	5,580	4,510	3,334
Stock-based compensation	15,332	31,332	98,299	102,624	27,920
Mineral properties written-off	0	0	190,401	681,355	173,019
Gain on disposal of equipment	0	0	0	0	(817)
Write-off of Lake Superior Joint Venture	0	0	0	0	1
Future income tax recovery	(452,090)	0	0	0	0
Operating Cash Flow	(84,170)	(59,095)	(259,466)	(190,399)	(153,051)
Changes in Non-Cash Working Capital					
Accounts receivable	(14,043)	1,814	(20,732)	18,543	56,573
Prepaid expenses	15,212	885	(14,906)	(9,647)	3,536
Accounts payable and accrued liabilities	(67,989)	(2,867)	79,325	(1,409)	(27,674)
	(66,820)	(168)	43,687	7,487	32,435
Cash Used in Operating Activities	(150,990)	(59,263)	(215,779)	(182,912)	(120,616)
Financing Activity					
Shares issued for cash, net of share issue costs	60,900	3,000	2,001,172	284,449	563,662
Investing Activities					
Mineral property costs, net of recoveries	(517,812)	(5,689)	(686,035)	(321,187)	(510,766)
Purchase of equipment	0	(1,000)	(6,200)	(12,642)	(6,221)
Proceeds from disposal of equipment	0	0	0	0	1,548
Reclamation bonds	0	0	(3,500)	0	0
Cash Provided by (Used in) Investing Activities	(517,812)	(6,689)	(695,735)	(333,829)	(515,439)
Increase (Decrease) in Cash	(607,902)	(62,952)	1,089,658	(232,292)	(72,393)
Cash, Beginning of Period	1,179,489	89,831	89,831	322,123	394,516
Cash, End of Period	$ 571,587	$ 26,879	$ 1,179,489	$ 89,831	$ 322,123
Components of Cash					
Cash	$ 194,411	$ 26,879	$ 253,945	$ 89,831	$ 322,123
Cash, flow through exploration funds	377,146	0	925,544	0	0
	$ 571,587	$ 26,879	$ 1,179,489	$ 89,831	$ 322,123

See notes to financial statements.

1. NATURE OF OPERATIONS AND GOING-CONCERN

Pathfinder Resources Ltd. (the "Company") is in the process of actively exploring its mineral properties and has not determined whether these properties contain resources that are economically recoverable. The Company has not earned revenues from its mineral properties and is considered to be in the exploration stage.

The recoverability of amounts shown for mineral properties is dependent upon one or more of the following:

- the discovery of economically recoverable resources;
- the ability of the Company to obtain financing to complete development; and
- future profitable production from the properties or proceeds from disposition.

As at March 31, 2006, the Company had working capital of $596,887 (unaudited), which is not sufficient to achieve the Company's planned business objectives. In addition, the Company continues to incur losses and has an accumulated deficit of $5,260,236 (unaudited) as at March 31, 2006. The Company will require additional financing or outside participation to undertake further exploration and subsequent development of its mineral properties. The Company's ability to continue as a going-concern is dependent on continued financial support from its shareholders, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable.

These financial statements have been prepared on a going-concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going-concern.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect the following policies:

(a) Marketable Securities

Marketable securities are held at the lower of aggregate cost or quoted market value. When market value is below cost, the unrealized loss is charged to income.

(b) Mineral Properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company's mineral rights are allowed to lapse.

All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values. These costs will be depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims are allowed to lapse.

2. **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

(b) **Mineral Properties** (Continued)

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are recorded as property costs or recoveries when the payments are made or received. The Company may also periodically receive grants or assistance pursuant to various Canadian government programs. These amounts are recorded as recoveries against the capitalized cost of the property. When the amount of recoveries exceeds the total amount of capitalized costs of the property, the amount in excess of costs is credited to income.

(c) **Equipment**

Equipment is recorded at cost less accumulated amortization. Amortization is recorded on the declining-balance basis at annual rates of 20% on office furniture and 30% on computer equipment from the date of acquisition.

(d) **Capital Stock**

Shares issued for non-monetary consideration are recorded at their fair market value on the date the shares are issued, as authorized by the Board of Directors of the Company.

(e) **Stock-Based Compensation**

The Company follows the recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" for accounting for stock-based compensation expense whereby all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2004, are accounted for using the fair value based method, and are recorded as an expense in the period the stock-based payments are vested or the awards or rights are granted, and a corresponding increase in option compensation. When stock options are exercised the corresponding fair value previously recorded is transferred from option compensation to capital stock. When stock options are forfeited, cancelled or expired the corresponding fair value is transferred to contributed surplus.

(f) **Loss per Share**

Loss per share is calculated using the weighted average number of common shares issued and outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share. However, diluted loss per share has not been presented as the effects of potential issuances of shares under options and warrants would be anti-dilutive, and therefore, basic and diluted loss per share are the same.

(g) **Financial Instruments**

The carrying values of cash, cash for flow-through exploration funds, accounts receivable, accounts payable and accrued liabilities approximates their fair values due to the relatively short periods to maturity of these instruments. The carrying value of deposit for reclamation approximates its fair values as it comprised of a Guaranteed Investment Certificate from a major Canadian financial institution with a market interest rate.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) Financial Instruments (Continued)

The Company is exposed to credit risk with respect to its cash and accounts receivable. Cash and flow-through exploration funds have been placed with a major Canadian financial institution. Accounts receivable are primarily comprised of amounts due from the federal government.

The quoted market value of marketable securities is disclosed in note 3.

(h) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is likely to be realized.

(i) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of environmental and site reclamation obligations, impairment of property and equipment and rates for amortization. Actual results could differ from those estimates.

(j) Asset Retirement Obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is also adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at March 31, 2006 (unaudited), the Company did not have any asset retirement obligations.

(k) Consolidation of Variable Interest Entities

The Company has adopted Accounting Guideline 15, Consolidation of Variable Interest Entities, issued by the CICA for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The adoption of this guideline did not have any impact on the Company's financial statements.

(l) Flow-Through Shares

The Company adopted the CICA accounting pronouncement EIC-146, relating to flow-through shares, for all flow-through share agreements dated after March 18, 2004. Under the terms of Canadian flow-through share legislation, the tax attributes of qualifying expenditures are renounced to the subscribers. The tax impact to the Company of the renouncement is recorded on the date that the renunciation is filed with taxation authorities, through a decrease in capital stock and the recognition of a future tax liability.

3. MARKETABLE SECURITIES

As at March 31, 2006, the Company held 258,392 (unaudited) (December 31, 2005 and 2004 - 258,392) common shares of Fjordland Exploration Inc., a company related by virtue of certain common directors. The shares had, at March 31, 2006, a carrying value of $5,168 (unaudited) (December 31, 2005 and 2004 - $5,168) and a quoted market value of $124,028 (December 31, 2005 - $43,927; 2004 - $55,554).

4. MINERAL PROPERTIES

The Company's mineral properties are comprised of properties located in Canada and Guatemala. Expenditures incurred on mineral properties during the period were as follows:

	Dude	Zulema	Thelon	Hermitage	Other	Total
Balance, December 31, 2003	$ 0	$ 374,627	$ 0	$ 0	$ 0	$ 374,627
Additions during period						
Acquisition costs	13,150	101,126	0	0	0	114,276
Exploration costs						
Drilling	0	111,356	0	0	0	111,356
Geological	21,834	39,206	0	0	0	61,040
Geophysical	0	44,284	0	0	0	44,284
Licenses and permits	400	9,739	0	0	0	10,139
Project administration	0	1,017	0	0	0	1,017
Data verification	75	0	0	0	0	75
	22,309	205,602	0	0	0	227,911
Net additions during period	35,459	306,728	0	0	0	342,187
Mineral properties written-off	0	(681,355)	0	0	0	(681,355)
Balance, December 31, 2004	35,459	0	0	0	0	35,459
Additions during period						
Acquisition costs	561	0	283,335	87,408	1,000	372,304
Exploration costs						
Geochemistry	0	0	192,430	0	0	192,430
Drilling	135,282	0	0	0	0	135,282
Geological	19,395	0	54,100	7,535	3,234	84,264
Mobilization/demobilization	0	0	4,372	0	0	4,372
Licenses and permits	2,986	0	0	0	0	2,986
Project administration	0	0	1,644	0	0	1,644
Geophysical	0	0	1,410	0	0	1,410
Property	182	0	0	0	624	806
	157,845	0	253,956	7,535	3,858	423,194
Recoveries	(4,464)	0	0	0	0	(4,464)
Net additions during period	153,942	0	537,291	94,943	4,858	791,034
Mineral properties written-off	(189,401)	0	0	0	(1,000)	(190,401)
Balance, December 31, 2005	0	0	537,291	94,943	3,858	636,092
Additions during period						
Acquisition costs	0	0	0	45,000	59,058	104,058
Exploration costs						
Airborne	0	0	364,500	0	0	364,500
Geological	0	0	14,204	4,800	250	19,254
Geophysical	0	0	75,000	0	0	75,000
	0	0	453,704	4,800	250	458,754
Net additions during period	0	0	453,704	49,800	59,308	562,812
Balance, March 31, 2006 (unaudited)	$ 0	$ 0	$ 990,995	$ 144,743	$ 63,166	$ 1,198,904

4. MINERAL PROPERTIES (Continued)

(a) Dude Property, British Columbia, Canada

Pursuant to a letter agreement dated September 14, 2004, the Company was granted an option to acquire a 100% interest in a 372-hectare property located on Texada Island, British Columbia in consideration of issuing a total of 250,000 shares (50,000 shares issued) and making cash payments totalling $156,000 ($6,000 paid) to be issued and paid in stages and incurring $1,000,000 exploration expenditures at the Company's option by December 31, 2008.

A 2.5% NSR is payable to the owner of which the Company can purchase 1.5% NSR for $1,500,000 at any time.

In November 2004, an additional three claims were staked totalling 678 hectares, which increased the property size to 1,050 hectares.

In January 2005, the Company staked three additional claims totalling 1,171.6 hectares and increased the property size to 2,221.6 hectares.

As at December 31, 2005, the Company had terminated its option on the property and had written off $189,401 of acquisition and exploration costs, net of recoveries, incurred on the property.

(b) Zulema Property, Province of Copiapó, Chile

Pursuant to a letter agreement dated December 20, 2002, which was amended on March 18, 2003, the Company was granted an option to acquire a 70% interest in 14 mining concessions located in the Copayapu Mining District, Province of Copiapó, Chile in consideration of making cash payments to the optionee totalling US$2,010,000 (US$110,000 paid), to be paid in stages to February 28, 2007, issuing a total of 900,000 shares, of which 400,000 shares are to be issued in stages to February 28, 2006 (200,000 shares issued) and 500,000 shares are to be issued upon the completion of a positive feasibility study, and incurring a total of US$400,000 of exploration expenditures on the property in stages to February 28, 2006.

A 1% NSR, to a maximum of US$2,500,000 is payable to the owner of the property.

As at December 31, 2004, the Company had terminated its option on the property and had written off $681,355 of acquisition and exploration costs, net of recoveries, incurred on the property.

(c) Thelon Property, Northwest Territories, Canada

Pursuant to a Memorandum of Understanding ("MOU") dated April 11, 2005, the Company was granted an option to acquire an 80% interest in uranium rights in certain exploration permits acquired by Diamonds North Resources Ltd. ("DDN"), aggregating approximately 1,023,000 hectares, located within and around the Thelon Basin, Northwest Territories, Canada, in consideration of making a cash payment of $100,000 (paid) and issuing a total of 2,000,000 shares (1,000,000 shares issued, and 500,000 shares to be issued on each of May 18, 2006 and 2007). The Company must also incur staged optional exploration expenditures on the property totalling $4,000,000 of which $400,000 must be expended by April 11, 2006 (completed), and a further $1,600,000 by April 11, 2007 and a further $2,000,000 by April 11, 2008.

In September 2005, the Company and DDN, under the terms of the MOU, staked 53,000 hectares along the eastern margin of the Thelon Basin.

4. MINERAL PROPERTIES (Continued)

(d) Hermitage, Newfoundland, Canada

On October 28, 2005, the Company staked 35,725 hectares, which consists of 1,453 claims in southwestern Newfoundland. A finder's fee of 150,000 common shares of the Company (valued at $45,000) was issued to Commander Resources Ltd. ("CMD"), a company related by virtue of certain common directors and the property is subject to a 2% net smelter royalty to CMD.

On November 1, 2005, the Company staked an additional 600 hectares, which consists of 24 claims, in southwestern Newfoundland.

(e) CL Claim Block, Northwest Territories

On February 24, 2006, the Company staked 38,850 hectares, which consists of 48 claims, in the south Thelon Basin area.

(f) Central America Uranium Syndicate

On January 11, 2005, the Company, along with Gold-Ore Resources Ltd. ("Gold-Ore") and Santoy Resources Ltd. ("Santoy"), created the Central America Uranium Syndicate ("CAUS") to explore for uranium in Central America. Under the terms of the letter agreement, the Company and Santoy can each earn a 33.3% interest in any mineral exploration tenements acquired by spending CDN$500,000 each over a four-year period. Gold-Ore will retain 100% interest in the property and be carried for the first CDN$1,000,000 of expenditures, after which expenditures a joint venture will be formed with each of the three parties having a one-third interest. Gold-Ore will act as operator for the syndicate and all programs will be subject to approval by a management committee.

In February 2006, the CAUS were granted two contiguous mineral concessions covering 169-square kilometres in Guatemala.

As of March 31, 2006, the Company has not incurred significant costs on this project.

(g) Long Beach Property, British Columbia, Canada

On July 4, 2005, the Company signed a letter agreement with Lehigh Northwest Cement ("Lehigh"), whereby the Company was granted an option to acquire a 100% interest in two mineral tenures located on Texada Island, British Columbia, in consideration of making cash payments totalling $68,000 ($1,000 paid) to be paid in stages, at the Company's option, to December 31, 2008. The Company must also incur staged optional exploration expenditures on the property of $400,000 to be expended by December 31, 2008.

A 2.5% NSR is reserved to the single shareholder of Lehigh of which the Company can purchase 1.5% NSR for $1,500,000 at any time.

As at December 31, 2005, the Company had terminated its option on the property and had written off $1,000 of acquisition and exploration costs, net of recoveries, incurred on the property.

(h) Sachem Bay Property, Labrador, Canada

Pursuant to a letter agreement dated January 31, 2003, the Company was granted an option to earn a 100% interest in a mining licence located in Labrador, Canada in consideration of issuing a total of 250,000 common shares (50,000 shares issued), making cash payments totalling $150,000 ($10,000 paid), to be issued and paid in stages to January 31, 2007 and incurring exploration expenditures on the property of $1,000,000 to be expended by January 31, 2007.

4. MINERAL PROPERTIES (Continued)

(h) Sachem Bay Property, Labrador, Canada (Continued)

At December 31, 2003, the Company had terminated its option on the property and had written off $173,019 of acquisition and exploration costs, net of recoveries, incurred on the property.

(i) Title to Mineral Property Interests

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

(j) Realization of Assets

The investment in and expenditures on resource properties comprise a significant portion of the Company's assets. Realization of the Company's investment in these assets is dependent upon the establishment of legal ownership, the obtaining of permits, the satisfaction of governmental requirements and possible aboriginal claims, the attainment of successful production from the properties or from the proceeds of their disposal.

Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

(k) Environmental

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company's operations may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

5. EQUIPMENT

At March 31, 2006, equipment, consisting of office furniture and computer equipment, is recorded at a cost of $57,944 (unaudited) (December 31, 2005 - $57,944; 2004 - $51,744) less accumulated amortization of $38,548 (unaudited) (December 31, 2005 - $37,197; 2004 - $31,617), for a net book value of $19,396 (unaudited) (December 31, 2005 - $20,747; 2004 - $20,127).

6. CAPITAL STOCK

Authorized
Unlimited common shares without par value

Issued

	Number of Shares		Amount
Balance, December 31, 2003	14,861,925	$	4,703,584
Issued for cash			
Exercise of Agent's Options	240,000		36,000
Private Placement, net of issue costs (note 6(a)(iii))	1,390,000		248,449
Issued for other considerations			
For mineral property (notes 4(a) and (b))	150,000		21,000
Balance, December 31, 2004	16,641,925		5,009,033
Issued for cash			
Private placement, net of issue costs (note 6(a)(i))	2,316,266		407,698
Private placement, net of issue costs (note 6(a)(ii))	2,460,500		438,913
Exercise of warrants	4,572,800		1,063,560
Exercise of options	525,000		91,000
Exercise of options, stock-based compensation	0		51,441
Issued for other considerations			
For mineral property (note 4(c))	1,000,000		105,000
Balance, December 31, 2005	27,516,491		7,166,645
Issued for cash			
Exercise of warrants	117,000		25,900
Exercise of options	210,000		35,000
Exercise of options, stock-based compensation	0		17,228
Issued for other considerations			
For mineral property (note 4(d))	150,000		45,000
Income tax effect on flow-through share renouncement (note 6(c))	0		(452,090)
Balance, March 31, 2006 (unaudited)	27,993,491	$	6,837,683

On June 14, 2004, the 187,500 shares, which had been held in escrow, were released. There are no shares currently held in escrow.

(a) Private Placements

(i) On July 8, 2005, the Company completed a non-brokered private placement of 1,285,000 flow-through units at a price of $0.20 per unit and 1,021,666 non flow-through units at a price of $0.15 per unit for gross proceeds of $410,250. Each flow-through unit consisted of one flow-through common share and one non-transferable common share purchase warrant entitling the holder to purchase one additional non flow-through common share at a price of $0.25 per share until December 30, 2005. At that time, if both the Company and the holder agree, the shares issued on exercise of the warrant may be flow-through shares. Each non flow-through unit consisted of one common share and one non-transferable common share purchase warrant entitling the holder to purchase one additional common share at a price of $0.20 until July 7, 2006. The Company issued 9,600 common shares as a finder's fee and incurred share issue costs in the amount of $2,552 in connection with the private placement.

6. **CAPITAL STOCK** (Continued)

(a) **Private Placements** (Continued)

(ii) On July 27, 2005, the Company completed a non-brokered private placement of 1,715,000 flow-through units at a price of $0.20 per unit and 660,000 non flow-through units at a price of $0.15 per unit for gross proceeds of $442,000. Each flow-through unit consisted of one flow-through common share and one non-transferable common share purchase warrant entitling the holder to purchase one additional non flow-through common share at a price of $0.25 per share until December 30, 2005. At that time, if both the Company and the holder agree, the shares issued on exercise of the warrant may be flow-through shares. Each non flow-through unit consisted of one common share and one non-transferable common share purchase warrant entitling the holder to purchase one additional common share at a price of $0.20 until July 26, 2006. The Company issued 85,500 common shares as a finder's fee and incurred share issue costs in the amount of $3,087 in connection with the private placement.

(iii) On May 11, 2004, the Company completed a non-brokered private placement for the issue of 1,390,000 units at $0.18 per unit for proceeds of $248,449, net of issue costs in the amount of $1,751. Each unit consisted of one common share and one half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share exercisable at a price of $0.20 per share until May 11, 2005 and thereafter at a price of $0.25 per share until May 11, 2006.

(b) **Warrants**

A summary of the changes in the Company's share purchase warrants is presented below:

	Number		Weighted Average Exercise Price
Balance, December 31, 2003	4,846,667	$	0.19
Issued	935,000		0.24
Forfeited/Expired	(846,667)		0.15
Balance, December 31, 2004	4,935,000		0.21
Issued	4,681,666		0.23
Exercised	(4,572,800)		0.23
Forfeited/Expired	(3,044,700)		0.20
Balance, December 31, 2005	1,999,166		0.23
Exercised	(117,000)		0.22
Balance, March 31, 2006 (unaudited)	1,882,166	$	0.21

6. **CAPITAL STOCK** (Continued)

(b) **Warrants** (Continued)

As at March 31, 2006 (unaudited), the following share purchase warrants were outstanding:

Expiry Date	Exercise Price	March 31, 2006 (unaudited)	December 31, 2005	December 31, 2004
April 22, 2005	$ 0.20	0	0	2,500,000
May 2, 2005	$ 0.20	0	0	1,500,000
April 22, 2005	$ 0.20	0	0	114,500*
May 2, 2005	$ 0.20	0	0	125,500*
May 11, 2005/May 11, 2006	$ 0.20/0.25	367,500**	417,500	695,000
July 7, 2006	$ 0.20	901,666**	921,666	0
July 26, 2006	$ 0.20	613,000**	660,000	0
		1,882,166	1,999,166	4,935,000

* In 2003, the Company issued Agent's Options (the "Options") in connection with a private placement. The Options were exercisable to acquire units of the Company at a price of $0.15 per unit, with each unit consisting of one common share and one share purchase warrant, exercisable as disclosed above. As at December 31, 2004, all of the Options had been exercised.

** Subsequent to March 31, 2006 (unaudited), the Company issued 1,359,166 common shares for proceeds of $290,208 pursuant to the exercise of warrants.

(c) **Income Tax Effect on Flow-Through Share Renouncement**

In March 2006, the Company renounced $1,325,000 of exploration expenditures under its flow-through share program, resulting in a future tax liability of $452,090, which was deducted from capital stock. The Company subsequently reduced the future income tax liability by recognizing previously unrecorded future income tax assets equal to the amount of the future tax liability. This decrease in the valuation allowance has resulted in a future income tax recovery of $452,090 disclosed on the Statement of Operations under future income taxes (note 9).

(d) **Stock Options**

Options to purchase common shares have been granted to directors, officers, employees and consultants at exercise prices determined by reference to the market value on the date of the grant. On April 19, 2006, the Company received shareholder approval to grant up to 5,562,698 common shares under the Company's Stock Option Plan. Options granted under the plan vest over a period of time at the discretion of the Board of Directors. As at March 31, 2006, the Company had stock options outstanding for the purchase of 1,905,000 common shares. Of this amount, options to purchase 1,706,250 common shares were exercisable at March 31, 2006.

6. **CAPITAL STOCK** (Continued)

(d) **Stock Options** (Continued)

	Number of Shares		Weighted Average Exercise Price
Balance, December 31, 2003	2,230,000	$	$0.17
Issued	125,000		$0.16
Exercised	(240,000)		$0.15
Balance, December 31, 2004	2,115,000		$0.17
Issued	645,000		$0.20
Exercised	(525,000)		$0.18
Forfeited/Expired	(270,000)		$0.17
Balance, December 31, 2005	1,965,000		$0.18
Issued	150,000		$0.375
Exercised	(210,000)		$0.17
Balance, March 31, 2006 (unaudited)	1,905,000	$	$0.20

The following summarizes information about stock options outstanding:

Expiry Date	Exercise Price	March 31, 2006 (unaudited)	December 31, 2005	December 31, 2004
November 4, 2005	$0.125	0	0	100,000
March 26, 2006	$0.15	0	100,000	100,000
December 19, 2006	$0.15	520,000	520,000	715,000
April 27, 2007	$0.15	0	0	25,000
March 20, 2008	$0.20	890,000	950,000	1,050,000
March 18, 2009	$0.16	0	50,000	125,000
March 22, 2010	$0.20	345,000	345,000	0
February 23, 2011	$0.375	150,000	0	0
Options outstanding		1,905,000	1,965,000	2,115,000
Options exercisable		1,706,250	1,792,500	2,027,500
Weighted average price for options exercisable		$0.18	$0.18	$0.18

6. CAPITAL STOCK (Continued)

(e) Option Compensation

During the period ended March 31, 2006 (unaudited), the Company granted stock options to acquire up to an aggregate of 150,000 (December 31, 2005 - 645,000) common shares at a weighted average exercise price of $0.375 (December 31, 2005 - $0.20) per share.

The Company follows the recommendations of the CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" for accounting for stock-based compensation expense whereby all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2004, are accounted for using the fair value based method, and are recorded as an expense in the period the stock-based payments are vested or the awards or rights are granted.

Prior to January 1, 2004, the Company elected not to follow the fair value based method of accounting for stock options granted to directors and employees. No compensation expense was recognized when stock options were granted if the exercise price of the options granted was at market value. Any consideration paid by directors and employees on exercise of stock options or purchase of shares was credited to share capital. Additional disclosure of the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair value based method, was disclosed as pro-forma information.

The change in accounting for stock-based compensation has been adopted on a retroactive basis without restatement for the prior period's loss. An adjustment, in the amount of $65,734, has been made to the opening deficit balance to record the fair value of those options granted to directors and employees prior to January 1, 2004.

The following summarizes information about option compensation:

	March 31, 2006 (unaudited)	December 31, 2005	December 31, 2004
Balance, beginning of period	$ 213,980	$ 196,278	$ 27,920
Stock-based compensation	15,332	98,299	168,358
Reallocated to capital stock	(17,228)	(51,441)	0
Reallocated to contributed surplus	0	(29,156)	0
Balance, end of period	$ 212,084	$ 213,980	$ 196,278

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes option pricing model with the following assumptions:

	March 31, 2006 (unaudited)	December 31, 2005	December 31, 2004
Risk-free interest rate	4.07%	4.06%	4.27%
Expected dividend yield	0	0	0
Expected stock price volatility	129%	130%	125%
Expected option life in years	5	5	5

6. **CAPITAL STOCK** (Continued)

(e) **Option Compensation** (Continued)

Option pricing models require the input of highly subjective assumptions including the expected stock price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

7. **SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS**

The Company had material non-cash transactions as follows:

(a) During the period ended March 31, 2006, the Company issued 150,000 common shares valued at $45,000 in connection with its Hermitage Property (note 4(d)) (unaudited).

(b) During the year ended December 31, 2005, the Company issued 1,000,000 common shares valued at $105,000 in connection with its Thelon Property (note 4(c)).

(c) During the year ended December 31, 2004, the Company issued 100,000 common shares valued at $15,500 in connection with its Zulema Property (note 4(b)).

(d) During the year ended December 31, 2004, the Company issued 50,000 common shares valued at $5,500 in connection with its Dude Property (note 4(a)).

The Company received interest income of $3,264 (unaudited) (March 31, 2005 - $134 (unaudited); December 31, 2005, 2004 and 2003 - $3,925, $1,061 and $7,192 respectively).

8. **RELATED PARTY TRANSACTIONS**

In addition to related party transactions disclosed elsewhere, the Company had the following related party transactions or balances:

(a) Fees in the aggregate of $15,000 (unaudited) (March 31, 2005 - $15,000 (unaudited); December 31, 2005, 2004 and 2003 - $60,000, $60,000 and $60,000 respectively) were paid to the president of the Company for geological consulting and management services. A total of $9,750 (unaudited) (March 31, 2005 - $4,250; December 31, 2005, 2004 and 2003 - $34,750, $21,500 and $28,500 respectively) has been charged to deferred exploration costs and a total of $5,250 (unaudited) (March 31, 2005 - $10,750; December 31, 2005, 2004 and 2003 - $25,250, $38,500 and $31,500 respectively) has been charged to expenses. The Company also incurred accounting fees of $5,962 (March 31, 2005 - $3,195; December 31, 2005, 2004 and 2003 - $16,345, $16,313 and $17,435 respectively) charged by a relative of a director.

(b) A total of $Nil (unaudited) (March 31, 2005 - $5,372 (unaudited); December 31, 2005, 2004 and 2003 - $11,580, $17,013 and $18,414 respectively) was paid to a company with a common director for administrative services.

(c) Included in accounts receivable is an aggregate of $Nil (unaudited) (March 31, 2005 - $Nil (unaudited); December 31, 2005, 2004 and 2003 - $Nil, $Nil and $20,227 respectively) and included in accounts payable is an aggregate of $Nil (unaudited) (March 31, 2005 - $Nil (unaudited); December 31, 2005, 2004 and 2003 - $606, $3,856 and $7,585 respectively), which is owed by companies related by virtue of certain common directors for various shared office expenses.

(d) In July 2005, a total of 473,333 non flow-through units were issued to a director and to an entity controlled by a director pursuant to a private placement.

8. RELATED PARTY TRANSACTIONS (Continued)

(e) In July 2005, a total of 25,000 flow-through units were issued to a director pursuant to a private placement.

(f) In May 2004, a total of 695,000 non flow-through units were issued to a director and to an entity controlled by a director pursuant to a private placement.

(g) In April 2003 a total of 1,100,000 non flow-through units were issued to a director and to entities controlled by directors pursuant to a private placement. In May 2003, a total of 110,000 non flow-through units were issued to a director and an entity controlled by a director pursuant to a private placement.

9. INCOME TAXES

As at March 31, 2006, the Company has non-capital losses for Canadian tax purposes of approximately $1,255,100, which may be applied against future taxable income and which expire over a period to 2016. The Company also has $327,962 of capital losses available to apply against future capital gains in Canada, which are without expiry. The potential income tax benefits of the losses have not been recorded in these financial statements. The non-capital losses expire as follows:

2006	$ 105,600
2007	82,600
2008	180,900
2009	166,500
2010	167,300
2014	202,200
2015	266,600
2016	83,400
	$ 1,255,100

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for Canadian income tax purposes.

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	March 31,		December 31,		
	2006	2005	2005	2004	2003
	(unaudited)	(unaudited)			
Income tax rate	34.12%	35.62%	34.12%	35.62%	37.62%
Income tax benefit computed at Canadian statutory rates	$ 34,411	$ 32,638	$ 188,938	$ 348,680	$ 134,118
Stock-based compensation	(5,231)	(11,160)	(33,540)	(36,555)	0
Temporary differences not recognized in year	(716)	(498)	(64,407)	(240,086)	(71,417)
Unrecognized tax losses	(28,464)	(20,980)	(90,991)	(72,039)	(62,701)
	0	0	0	0	0
Future income tax arising from flow-through share renouncements (note 6(c))	452,090	0	0	0	0
	$ 452,090	$ 0	$ 0	$ 0	$ 0

9. **INCOME TAXES** (Continued)

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	March 31, 2006 (unaudited)	December 31, 2005	December 31, 2004
Future income tax assets			
Non capital losses carried forward	$ 428,278	$ 399,815	$ 369,787
Net capital losses carried forward	55,950	55,950	58,410
Temporary differences on assets	804,403	804,805	900,931
	1,288,631	1,260,570	1,329,128
Valuation allowance	(1,288,631)	(1,260,570)	(1,329,128)
Net future income tax assets	0	0	0
Future income tax liabilities	0	0	0
Future income tax assets, net	$ 0	$ 0	$ 0

The Company's future income tax liability arises primarily from the renunciation of mineral exploration costs on flow-through shares issued to investors.

Flow-through shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes allowing the expenditures to be deducted for income tax purposes by the investors who purchased the shares. A future income tax liability arises from the renunciation of mineral exploration costs to investors of flow-through shares. The future income tax liability is recognized on the accounts when the Company renounces the expenditures to investors.

Funds raised through the issuance of flow-through shares are required to be expended on qualified Canadian mineral exploration expenditures, as defined pursuant to Canadian income tax legislation. The flow-through gross proceeds less the qualified expenditures made to date, represent the funds received from flow-through share issuances that have not been spent as at March 31, 2006 and which are held for such expenditures. As at March 31, 2006, the amount of flow-through proceeds remaining to be expended is $37,146 (unaudited) (2005 - 925,544; 2004 - $Nil).

10. **COMMITMENTS**

The Company entered into an agreement for the lease of office premises for a six-year period expiring on June 30, 2010. The cost of the entire premises is shared amongst several companies in proportion to the area occupied. Certain of the companies are related by virtue of common directors. The Company's proportionate share of minimum annual rental payments under this arrangement is approximately $24,000.

Pursuant to a consulting agreement dated May 1, 2006, the Company pays $6,000 per month to the president of the Company for geological consulting and management services.

11. **SEGMENTED INFORMATION**

The Company has one operating segment, mineral exploration, and all assets of the Company are located in Canada, except for the Zelema Property (Chile) and the Central America Uranium Syndicate. At March 31, 2006, the carrying value of these mineral interests are $4,108 (unaudited) (December 31, 2005 - $3,858; 2004 - $Nil).

12. SUBSEQUENT EVENTS

Subsequent to March 31, 2006 (unaudited):

(a) The Company entered into a Letter Agreement to merge with Bayswater Ventures Corp. ("Bayswater") pursuant to a statutory plan of arrangement. The amalgamated company will continue as Bayswater Uranium Corporation ("BUC"). Each common share or convertible security of Bayswater will be exchanged for one common share ("BUC Common Share") or convertible security of BUC. Each common share or convertible security of the Company will be exchanged for 0.588 (the "Conversion Ratio") BUC Common Share or convertible securities of BUC. The exercise price of the Company's convertible securities shall be adjusted in accordance with the Conversion Ratio as applicable.

This transaction is subject to completion of shareholder approval of both companies and receipt of applicable regulatory approvals.

The Company completed a non-brokered private placement for the issuance of 3,333,333 shares to Bayswater at a price of $0.60 per share. Both Bayswater and the Company acknowledge and agree that this placement is separate and was not contingent upon completion of the proposed merger.

(b) Per MOU agreement with DDN dated April 11, 2005, the Company issued 500,000 common shares on May 18, 2006. At issue date, the shares were valued at $0.45 each.

(c) Pursuant to the amendment of the consulting agreement dated August 1, 2000, the remuneration to the president of the Company for geological consulting and management services increased from $5,000 to $6,000 per month, effective May 1, 2006.

SCHEDULE "J"

MANAGEMENT'S DISCUSSION AND ANALYSIS OF PATHFINDER FOR THE YEARS ENDED DECEMBER 31, 2005, DECEMBER 31, 2004 AND DECEMBER 31, 2003 AND FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2006

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

Management's Discussion and Analysis supplements, but does not form part of, the audited financial statements of the Company and the notes thereto for the fiscal year ended December 31, 2005. Consequently, the following discussion and analysis of the financial condition and results of operations for Pathfinder Resources Ltd. should be read in conjunction with the audited financial statements for the years ended December 31, 2005 and 2004 and related notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles.

Additional information relating to the Company can be found on SEDAR www.sedar.com.

Forward-Looking Statements

Certain statements contained in the following Management's Discussion and Analysis (MD&A) constitutes forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks as set out below.

Corporate Governance

Management of the Company is responsible for the preparation and presentation of the annual financial statements and notes thereto, MD&A and other information contained in this annual report. Additionally, it is Management's responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

The Company's management is held accountable to the Board of Directors (Directors), each member of which is elected annually by the shareholders of the Company. The Directors are responsible for reviewing and approving the annual audited financial statements and the MD&A. Responsibility for the review and approval of the Company's quarterly unaudited interim financial statements and MD&A is delegated by the Directors to the Audit Committee, which is composed of three directors, two of whom are independent of management. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company's auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the financial statements in accordance with generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

General

Pathfinder is in the business of exploring for mineral deposits on a worldwide basis with current projects in Canada and Central America. The Company acquires properties directly by staking or through option agreements with prospectors or other exploration companies. The Company is also committed to developing new projects through regional reconnaissance, property examinations and by liaison with a network of industry contacts. None of the properties that the Company currently owns or holds under option have been adequately explored to prove the existence of ore reserves.

The Company's current projects comprise a uranium reconnaissance program in Central America and uranium exploration properties in Canada.

Significant Events, Transactions and Activities on Mineral Properties

Dude Property, BC

On September 14, 2004, the Company was granted an option to acquire 100% interest in a 372 hectare property, known as the Dude property, located on Texada Island, British Columbia.

Pathfinder has been active with its exploration programs on the Dude property, a porphyry copper-molybdenum-gold prospect located on Texada Island, British Columbia. In late 2004 and early 2005, the Company expanded the size of the property to 2,221.6 hectares by staking. The additional ground was acquired to cover the area's entire intrusive rock suite which hosts known copper and molybdenum mineralization within the Company's initial holdings. No record of exploration work is known to exist on the additional property; however, given the geological similarities to recognized mineralised zones, the potential exists for discovery of other copper-molybdenum zones.

In October 2005, the Company completed its drill program on the Dude property. The program consisted of approximately 1,500 metres of core drilling.

As December 31, 2005, the Company had terminated its option on the property and had written off $189,401 of acquisition and exploration costs, net of recoveries, incurred on the property.

Long Beach Property, BC

On July 4, 2005, the Company signed a letter agreement with Lehigh Northwest Cement ("Lehigh"), whereby the Company was granted an option to acquire a 100% interest in two mineral tenures located on Texada Island, British Columbia, in consideration of making cash payments totalling $68,000 ($1,000 paid) to be paid in stages, at the Company's option, to December 31, 2008. The Company must also incur exploration expenditures on the property of $400,000 by December 31, 2008.

A 2.5% net smelter return royalty ("NSR") is payable to the owner of which the Company can purchase 1.5% NSR for $1,500,000 at any time.

As December 31, 2005, the Company had terminated its option on the property and had written off $1,000 of acquisition and exploration costs, net of recoveries, incurred on the property.

Central America Uranium Syndicate

On January 11, 2005, the Company, along with Gold-Ore Resources Ltd. and Santoy Resources Ltd., created the Central America Uranium Syndicate ("CAUS") to explore for uranium in Central America. Under the terms of the letter agreement, the Company and Santoy Resources Ltd. can each earn a 33.3% interest in any mineral exploration tenements acquired by spending CDN$500,000 each over a four-year period. Gold-Ore Resources Ltd. will retain 100% interest in the property and will be carried for the first CDN$1,000,000 of expenditures, after which a joint venture will be formed with each of the three parties having a one-third interest. Gold-Ore will act as operator for the CAUS and all programs will be subject to approval by a management committee. The CAUS applied for 3 concessions totalling 500 square kilometres in Guatemala.

In February 2006, the CAUS were granted two contiguous mineral concessions covering 169 square kilometres in Guatemala. The Phase I program is now underway and consists of prospecting and geochemical samplings in areas of known uranium mineralization.

The Syndicate has approved a program that will allow a geological prospecting team to carry out a first pass review of the known showings and prospect for new occurrences.

Thelon, Northwest Territories

In April 2005, Pathfinder executed a Memorandum of Understanding ("MOU") with Diamonds North Resources Ltd. whereby Pathfinder was granted an option to earn an 80% interest in uranium rights covering approximately 1,023,000 hectares in proximity to the Thelon Basin, located in the Northwest Territories, Canada. The Thelon Basin is geologically similar to the Athabasca Basin, 300 km to the south, which hosts several large, high-grade uranium deposits. Due to the Thelon's more remote location, it has not been as extensively explored as the Athabasca Basin. The Thelon Basin is considered to be a highly prospective region for discovery of large, high-grade deposits given its favourable geology and the number of uranium prospects found to date.

The Company has partially completed its first option year exploration program, which is budgeted at approximately $400,000. Regional till sampling to identify uranium occurrences, as well as closer-spaced geochemical soil and rock sampling in areas with known radioactive sandstone boulders has been completed. A ground and geophysical survey is planned for March 2006 and an airborne electromagnetic survey in July 2006.

In September 2005, the Company in conjunction with Diamonds North Resources Ltd., pursuant to the terms of the MOU, staked an additional 51,051 hectares along the eastern margin of the Thelon Basin.

Hermitage, Newfoundland

On October 28, 2005, the Company staked 1,453 claims (35,725 hectares) in two separate blocks in southwestern Newfoundland. A finder's fee of 150,000 common shares of the Company was issued. The property is subject to a 2% Net Smelter Royalty.

On November 1, 2005, the Company staked a further 24 claims (600 hectares) in southwestern Newfoundland.

Airborne radiometric and magnetic surveys are planned for June - July 2006.

Financial Results of Operations

All of the financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles.

	2005 ($)	2004 ($)	2003 ($)
Total revenues	Nil	Nil	Nil
General and administration expenses	366,128	298,305	208,727
Loss for the year	553,746	978,888	356,508
Basic and diluted loss per share	0.03	0.06	0.03
Working capital	1,137,969	91,998	331,777
Total assets	1,896,637	166,588	738,812
Total long-term liabilities	Nil	Nil	Nil
Total shareholders' equity	1,798,308	147,584	718,399
Cash dividends per share	Nil	Nil	Nil

The Company's operations during the year ended December 31, 2005 produced a net loss of $553,749 or $0.03 per share compared to a net loss of $978,888 or $0.06 per share for 2004 and $356,508 or $0.03 per share for 2003. The decrease of $425,142 in the 2005 loss over 2004 is attributed to:

1. Management fees and benefits of $27,122 (2004 - $42,144) represent a $15,022 decrease from 2004. Management fees of $5,000 monthly are allocated as to time spent on exploration projects and administration, resulting in a fluctuation of management fees expensed.

2. Total stock-based compensation on options granted, and which were vested during the year ended December 31, 2005, resulted in $98,299 (2004 - $102,624) being expensed.

3. Investor relations and promotion expense was $68,493 (2004 - $36,557). A breakdown of investor relations and promotion expenses is provided below:

Consulting	$	27,500
Conferences		25,631
Media		7,186
Administration		3,256
Promotion		4,920
	$	68,493

On October 1, 2005 an amended consulting agreement was signed increasing the monthly consulting fees to $2,400.

4. During the year ended December 31, 2005, the Company wrote off $190,401 (2004 - $681,355) of acquisition and exploration costs attributed to the Dude and Long Beach properties.

Exploration Expenditures

At December 31, 2005 and 2004, the Company's mineral properties are composed of properties located in Canada, Central and South America. Expenditures incurred on mineral properties during the years were as follows:

	Dude	Thelon	Hermitage	Other	Total
Balance, December 31, 2004	$ 35,459	$ -	$ -	$ -	$ 35,459
Additions during year					
Acquisition costs	561	283,335	87,408	1,000	372,304
Exploration costs					
Geochemistry	-	192,430	-	-	192,430
Drilling	135,282	-	-	-	135,282
Geological	19,395	54,100	7,535	3,234	84,264
Mobilization/demobilization	-	4,372	-	-	4,372
Licenses and permits	2,986	-	-	-	2,986
Project administration	-	1,644	-	-	1,644
Geophysical	-	1,410	-	-	1,410
Property	182	-	-	624	806
	157,845	253,956	7,535	3,858	423,194
Recoveries	(4,464)	-	-	-	(4,464)
Net additions during year	153,942	537,291	94,943	4,858	791,034
Mineral properties written-off	(189,401)	-	-	(1,000)	(190,401)
Balance, December 31, 2005	$ -	$ 537,291	$ 94,943	$ 3,858	$ 636,092

Exploration expenditures during the period ended December 31, 2005 were $791,034 (2004 - $342,187), which consisted of $372,304 (2004-$114,276) in acquisition costs and $423,194 (2004-$227,911) in exploration costs. The Company, during the year, incurred cash option payments of $101,000 (2004-$86,610) and issued 1,000,000 shares (2004-150,000) valued at $105,000 (2004-$21,000).

During the year ended December 31, 2005, the Company completed a drill program on its Dude property in British Columbia. As the results obtained from drilling were not of sufficient grade to merit further work, the Company terminated its option on both the Dude and Long Beach properties and wrote off $190,401 of acquisition and exploration costs, net of recoveries.

Summary of Quarterly Results

The financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant accounting policies are outlined within Note 2 to the audited consolidated financial statements of the Company for the year ended December 31, 2005. These accounting policies have been applied consistently for the year ended December 31, 2005, with the exception of the adoption on January 1, 2005 of Accounting Guideline 15, "Consolidation of Variable Interest Entities"' issued by the CICA for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership based on voting equity. The adoption of this guideline did not have any impact on the Company's consolidated financial statements.

The following are the results for the eight most recent quarters with the last quarter ending December 31, 2005:

Financial Data for Last Eight Quarters								
Three months ended	**Dec-05**	**Sep-05**	**Jun-05**	**Mar-05**	**Dec-04**	**Jun-04**	**Jun-04**	**Mar-04**
Total revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
General and administration expenses	118,297	92,401	64,654	90,776	49,443	43,883	43,883	112,173
Loss for the period	306,967	90,872	64,280	91,627	730,576	43,957	43,957	111,679
Basic and diluted loss per share	0.03	0.01	0.01	0.01	0.06	0.01	0.01	0.01
Total assets	1,896,637	1,492,511	439,373	106,426	166,588	926,716	926,716	715,888
Exploration expenditures	225,550	332,856	226,939	5,689	8,050	24,808	24,808	155,728

Quarterly results can vary significantly depending on whether the Company realized any gain on sale of its investments, abandoned any properties or granted any stock options. See "Financial Results of Operations" and "Exploration Expenditures".

Liquidity and Capital Resources

The Company has financed its operations through the sale of its equity securities. The Company has no producing mineral properties. The Company expects to obtain financing in the future primarily through equity financing. There can be no assurance that the Company will succeed in obtaining additional financing, now or in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and eventually to forfeit or sell its interests in its properties.

As at December 31, 2005, the Company had a cash position of $1,179,489 and working capital of $1,137,969, compared to cash of $89,831 and working capital of $91,998 at December 31, 2004. Management believes it will be able to raise equity capital as required in the long term, but recognizes the risks attached thereto. The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Financing Activities

On July 8, 2005, the Company completed a non-brokered private placement for the issue of 1,285,000 flow-through units at a$0.20 per unit and 1,021,666 non flow-through units at a price of $0.15 per unit for proceeds of $410,250. The Company issued 9,600 common shares as a finder's fee and incurred share issue costs of $$2,551 in connection with the private placement.

On July 27, 2005, the Company completed a non-brokered private placement for the issue of 1,715,000 flow-through units at $0.20 per unit and 600,000 non flow-through units at a price of $0.15 per unit for proceeds of $442,000. The Company issued 85,500 common shares as a finder's fee and incurred share issue costs of $$3,087 in connection with the private placement.

During the year ended December 31, 2005, the Company issued 525,000 common shares for proceeds of $91,000 pursuant to the exercise of stock options.

During the year ended December 31, 2005, the Company issued 4,572,800 common shares for proceeds of $1,063,560 pursuant to the exercise of warrants and 3,044,700 warrants expired.

Outstanding Share Data

	No. of Shares	Exercise Price	Expiry Date
Issued and Outstanding at March 5, 2006	27,763,491		
Stock Options	2,115,000	$0.125 to $0.20	Mar 26, 06 to Feb 23, 11
Warrants	1,902,166	$0.20 to $0.25	May 11, 06 to July 26, 06
Fully diluted at March 5, 2006	31,780,657		

Investing Activities

The Company spent $791,034 on acquisition, exploration and development during the year ended December 31, 2005, ($342,187 during the year ended December 31, 2004), of which $153,942 was spent on the Dude property, $537,291 was spent on the Thelon property, $94,943 was spent on the Hermitage property, $1,000 was spent on the Long Beach property and $3,858 was spent on the Central America Uranium Syndicate.

Related Party Transactions

Transactions and balances with related parties are as follows:

Fees in the aggregate of $60,000 (2004 - $60,000) were paid to the president of the Company for geological consulting and management services. A total of $34,750 (2004 - $21,500) has been charged to deferred exploration costs and a total of $25,250 (2004 - $38,500) has been charged to expenses. The Company also incurred accounting fees of $16,345 (2004 - $16,313) charged by a relative of a director.

A total of $11,580 (2004 - $17,013) was paid to a company with a common director for administrative services.

Included in accounts payable is an aggregate of $606 (2004 - $3,856), which is owed by companies related by virtue of certain common directors for various shared office expenses.

On July 8, 2005, a total of 473,333 non flow-through units were issued to a director and to an entity controlled by a director pursuant to a private placement.

On July 27, 2005, a total of 25,000 flow-through units were issued to a director pursuant to a private placement.

On May 2004, a total of 695,000 non flow-through units were issued to a director and to an entity controlled by a director pursuant to a private placement.

Financial Instruments

The fair values of the Company's cash, marketable securities, accounts receivable and accounts payable approximates their carrying amounts due to the immediate or short-term maturity of these financial instruments.

Risk Factors

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical. Following are the risk factors most applicable to the company:

Industry

Exploring and developing mineral resource projects bears a high potential for all manner of risks. Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen. Moreover, even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those, which could impact them, and employs experienced consulting, engineering, insurance and legal advisors to assist in its risk management reviews.

Although the company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Metal Prices

The principal activity of the Company is the exploration and development of resource mineral properties. The feasible development of such properties is highly dependent upon the price of metals. A sustained and substantial decline in commodity prices could result in the write-down, termination of exploration and development work or loss of the Company's interests in identified resource properties. Although such prices cannot be forecasted with certainty, the Company carefully monitors factors that could affect commodity prices in order to assess the feasibility of its resource projects.

Political Risk

The Company has entered into an agreement to earn a 33.3% interest in a land package located in Central America and as such, that portion of the Company's business may be exposed to various and unpredictable levels of political, economic and other risks and uncertainties specific to the foreign country. While the political climate is considered by the Company to be stable, there can be no assurances that this will continue indefinitely. The Company does not presently maintain political risk insurance for its foreign exploration projects.

Environmental

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

Outlook

Pathfinder will continue to seek out and review projects that exhibit potential to host large ore bodies of commodities with strong prospects to increase in value. The Company looks forward to continuing to expand its holdings as well as success in exploring and developing its properties.

On behalf of the Board of Directors,

"*Victor A. Tanaka*"

Victor A. Tanaka
President and Director

March 5, 2006

Management's Discussion and Analysis supplements, but does not form part of, the audited financial statements of the Company and the notes thereto for the fiscal year ended December 31, 2004. Consequently, the following discussion and analysis of the financial condition and results of operations for Pathfinder Resources Ltd. should be read in conjunction with the audited financial statements for the years ended December 31, 2004 and 2003 and related notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles.

Additional information relating to the Company can be found on SEDAR www.sedar.com.

Forward-Looking Statements

Certain statements contained in the following Management's Discussion and Analysis (MD&A) constitutes forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks as set out below.

Corporate Governance

Management of the Company is responsible for the preparation and presentation of the annual financial statements and notes thereto, MD&A and other information contained in this annual report. Additionally, it is Management's responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

The Company's management is held accountable to the Board of Directors (Directors), each member of which is elected annually by the shareholders of the Company. The Directors are responsible for reviewing and approving the annual audited financial statements and the MD&A. Responsibility for the review and approval of the Company's quarterly unaudited interim financial statements and MD&A is delegated by the Directors to the Audit Committee, which is comprised of three directors, two of whom are independent of management. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company's auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the financial statements in accordance with generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

The disclosure of Pathfinder's corporate governance policies is contained in the Company's information Circular prepared for the March 2005 Annual General Meeting.

General

Pathfinder is in the business of exploring for mineral deposits on a worldwide basis with current projects in Canada and Central America. The Company acquires properties directly by staking or through option agreements with prospectors or other exploration companies. The Company is also committed to developing new projects through regional reconnaissance, property examinations and by liaison with a network of industry contacts. None of the properties that the Company currently owns or holds under option have been adequately explored to prove the existence of ore reserves.

The Company's current projects comprise a copper, molybdenum and gold exploration property in Canada, and a uranium reconnaissance program in Central America.

Dude Property, BC

On September 14, 2004, the Company was granted an option by Northstar Mining Ltd. to acquire a 100% interest in a 372 hectare property, known as the Dude property, located on Texada Island, British Columbia. Under the option agreement, the Company is required to make cash payments to the optionee totaling $156,000 ($6,000 paid) to be paid in stages to December 31, 2008 and issue a total of 250,000 shares (50,000 shares issued) in stages to December 31, 2008. The Company may also incur exploration expenditures on the property of $1,000,000 to be expended by December 31, 2008.

A 2.5% net smelter royalty ("NSR") is payable to the owner of which the Company can purchase 1.5% NSR for $1,500,000 at any time.

In November 2004, an additional 3 claims were staked totaling 678 hectares, which increased the property size to 1,050 hectares.

Subsequent to the year end, on January 12, 2005 the Company staked 3 additional claims totaling 1,171.6 hectares and increased the property size to 2,221.6 hectares.

Zulema Property, Chile

In 2002, the Company was granted an option to acquire a 70% interest in 14 mining concessions located in the Copayapu Mining District, Province of Copiapó, Chile, in consideration of making cash payments to the optionee totaling US$2,010,000 (US$110,000 paid), to be paid in stages to February 28, 2007, issuing a total of 900,000 shares (200,000 shares issued valued at $25,500), of which 400,000 shares are to be issued in stages to February 28, 2006 and 500,000 shares are to be issued upon the completion of an economic feasibility study, and incurring a total of US$400,000 of exploration expenditures in stages to February 28, 2006.

In 2003, the Company completed a due diligence field examination and a 17.5 line kilometre ground geophysical survey that outlined a 1.2 kilometre induced polarization (IP) anomaly that is coincident with a distinct zone of high magnetic susceptibility. In June 2003, the Company completed a preliminary reverse circulation drilling program that identified a large mineralized system and continued on with a core drilling program which confirmed the potential for a large Candelaria type copper-gold mineralized system. In December 2003, the Company completed property wide induced polarization (IP) and magnetic surveys. The surveys delineated a 4 kilometre by 1 kilometre IP anomaly and several coincident magnetic anomalies.

Pathfinder's initial drilling of six holes in the South Zone returned encouraging results. Hole Z-03-02 intersected 99.2 metres grading 0.24% copper and 0.06 g/t gold including 22.7 metres of 0.45% copper and 0.11 g/t gold, as well as 3.2 metres of 0.86% copper and 0.23 g/t gold.

In July 2004, Pathfinder completed a four-hole reverse circulation drill program totalling 1,620 metres. Three of the four holes encountered long intervals of low-grade copper and gold mineralization. The single holes drilled in each of the North and Central Zones were the first tests of these areas. Together with the South Zone, they covered coincident induced polarization, magnetic and gravity anomalies distributed over a 7.5 kilometre strike length.

Pathfinder drilled a total of ten holes on the Zulema property, with several of the holes in the South Zones encountering long intersections of low-grade sulphide copper and gold mineralization in magnetiferous andesite. The results were not of sufficient grade to merit further work.

As at December 31, 2004, the Company had terminated its option on the property and has written off $681,355 of acquisition and exploration costs, net of recoveries, incurred on the property.

Central America Uranium Syndicate

On January 11, 2005, the Company, along with Gold-Ore Resources Ltd. and Santoy Resources Ltd., created the Central America Uranium Syndicate ("CAUS") to explore for uranium in Central America. Under the terms of the letter agreement, the Company and Santoy Resources Ltd. can each earn a 33.3% interest in an emerging land package by spending CDN$500,000 each over a four-year period. Gold-Ore Resources Ltd. will retain 100% interest in the property and will be carried for the first CDN$1,000,000 of expenditures, after which a joint venture will be formed with each of the three parties having a one-third interest. Gold-Ore will act as operator for the CAUS and all programs will be subject to approval by a management committee.

Financial Results of Operations

All of the financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles.

	2004 ($)	2003 ($)	2002 ($)
Total revenues	Nil	Nil	Nil
General and administration expenses	298,305	208,727	184,924
Loss for the year	978,888	356,508	410,691
Basic and diluted loss per share	0.06	0.03	0.04
Working capital	91,998	331,777	436,605
Total assets	166,588	738,812	513,912
Total long-term liabilities	Nil	Nil	Nil
Total shareholders' equity	147,584	718,399	465,825
Cash dividends per share	Nil	Nil	Nil

The Company's operations during the year ended December 31, 2004 produced a net loss of $978,888 or $0.06 per share compared to a net loss of $356,508 or $0.03 per share for 2003 and $410,691 or $0.04 per share for 2002. The increase of $602,266 in the 2004 loss over 2003 is attributed to:

1. Management fees and benefits of $42,144 (2003 - $36,547) represent a $5,597 increase from 2003. Management fees of $5,000 monthly are allocated as to time spent on exploration projects and administration, resulting in a fluctuation of management fees expensed.

2. Effective January 1, 2004, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants, Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" for accounting for stock-based compensation expense whereby all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2004, are accounted for using the fair value based method, and are recorded as an expense in the period the stock-based payments are vested or the awards or rights are granted. The Company previously disclosed director and employee stock-based compensation as pro forma information. Total stock-based compensation on options granted, and which were vested during the year ended December 31, 2004, resulted in $102,624 (2003 - $27,920) being expensed.

3. Investor relations and promotion expense was $36,557 (2003 - $20,683). In November 2003, the Company retained John Gomez, of Calibre Communications, to provide the Company with investor relations' services. Mr. Gomez receives a monthly consulting fee of $2,000. Incentive stock options to acquire 100,000 common shares of the Company have been granted to Mr. Gomez at a price of $0.125 per share exercisable on or before November 4, 2005. A breakdown of investor relations and promotion expenses is provided below:

Administration	$	435
Conferences		3,818
Consulting		23,500
Promotion		3,250
Media		5,554
	$	36,557

Subsequent to the year end, on January 1, 2005 an amended consulting agreement was signed increasing the monthly consulting fees to $2,200.

Exploration Expenditures

At December 31, 2004, the Company's mineral properties comprised properties located in Canada. Expenditures incurred on the mineral properties during the year were as follows:

	Dude	Zulema	Total
Balance, December 31, 2003	$ -	$374,627	$374,627
Additions during year			
Acquisition costs	13,150	101,126	114,276
Exploration costs			
Geological	21,834	39,206	61,040
Licenses and permits	400	9,739	10,139
Data verification	75	-	75
Drilling	-	111,356	111,356
Geophysical	-	44,284	44,284
Administration	-	1,017	1,017
	22,309	205,602	227,911
Net additions during year	35,459	306,728	342,187
Mineral properties written-off	-	(681,355)	(681,355)
Balance, December 31, 2004	$ 35,459	$ -	$ 35,459

Exploration expenditures during the year ended December 31, 2004 were $342,187 (2003 - $528,266), which consisted of $114,276 (2003-$83,506) in acquisition costs and $227,911 (2003-$544,760) in exploration costs with cost recoveries of $Nil (2003 - $100,000). During the year, the Company incurred cash option payments of $86,610 (2003-$66,006) and issued 150,000 shares (2003-175,000) valued at $21,000 (2003-$17,500).

During the year ended December 31, 2004, the Company completed a drill program on its property in Zulema, Chile. As the results obtained from drilling were not of sufficient grade to merit further work, the Company terminated its option on the property and wrote off $681,355 of acquisition and exploration costs, net of recoveries.

Summary of Quarterly Results

The following are the results for the eight most recent quarters, ending with the last quarter for the three months ending December 31, 2004

Financial Data for Last Eight Quarters								
Three months ended	**Dec-04**	**Sep-04**	**Jun-04**	**Mar-04**	**Dec-03**	**Sep-03**	**Jun-03**	**Mar-03**
Total revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
General and administration expenses	47,329	92,806	43,883	112,173	66,652	36,895	64,170	41,310
Loss for the period	728,462	92,676	43,957	111,679	122,205	35,204	61,774	37,325
Basic and diluted loss per share	0.06	0.01	0.01	0.01	0.03	0.01	0.01	0.01
Total assets	168,702	884,298	926,716	715,888	738,812	948,387	1,091,727	468,022
Exploration expenditures	8,050	153,601	24,808	155,728	200,583	146,011	170,424	111,248

Quarterly results can vary significantly depending on whether the Company realized any gain on sale of its investments, abandoned any properties or granted any stock options. See "Financial Results of Operations" and "Exploration Expenditures".

Liquidity and Capital Resources

The Company has financed its operations through the sale of its equity securities. The Company has no producing mineral properties. The Company expects to obtain financing in the future primarily through equity financing. There can be no assurance that the Company will succeed in obtaining additional financing, now or in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and eventually to forfeit or sell its interests in its properties.

The Company had a net working capital position of $91,998 at December 31, 2004 (2003 - $331,777). The working capital figures included cash and cash equivalents of $89,831 (2003 - $322,123). Management believes it will be able to raise equity capital as required in the long term, but recognizes the risks attached thereto. The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Management is currently working on an equity financing.

Financing Activities

On May 18, 2004, the Company completed a non-brokered private placement for the issue of 1,390,000 units at $0.18 per unit for proceeds of $248,449, net of issue costs in the amount of $1,751.

During the year ended December 31, 2004, the Company also issued 240,000 common shares, pursuant to the exercise of Agent's Options, for proceeds of $36,000.

Outstanding Share Data

	No. of Shares	Exercise Price	Expiry Date
Issued and Outstanding at December 31, 2004 and February 24, 2005	16,641,925		
Stock Options	2,115,000	$0.125 to $0.16	Nov 4, 05 to Mar 15, 09
Warrants	4,935,000	$0.20 to $0.25	Apr 22, 05 to May 11, 06
Fully diluted at February 24, 2005	23,691,925		

Investing Activities

The Company spent $342,187 on acquisition, exploration and development during the year ended December 31, 2004, ($528,266 during the year ended December 31, 2003), of which $306,728 was spent on the Zulema project and $35,459 was spent on the Dude property.

Related Party Transactions

Transactions and balances with related parties are as follows:

Fees in the aggregate of $60,000 (2003 - $60,000) were paid to the president of the Company for geological consulting and management services. A total of $21,500 (2003 - $28,500) has been charged to deferred exploration costs and a total of $38,500 (2003 - $31,500) has been charged to expenses.

A total of $17,013 (2003 - $18,414) was paid to a company with a common director for administrative services.

Included in accounts receivable is an aggregate of $Nil (2003 - $20,227) and included in accounts payable is an aggregate of $3,856 (2003 - $7,585) which are owed by or owed to companies related by virtue of certain common directors for various shared office expenses.

In May 2004 a total of 695,000 non flow-through units were issued to a director and to an entity controlled by a director pursuant to a private placement.

In April 2003 a total of 1,100,000 non flow-through units were issued to a director and to entities controlled by directors pursuant to a private placement. In May 2003 a total of 110,000 non flow-through units were issued to a director and an entity controlled by a director pursuant to a private placement.

Financial Instruments

The fair values of the Company's cash, marketable securities, accounts receivable and accounts payable approximates their carrying amounts due to the immediate or short-term maturity of these financial instruments.

Risk Factors

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical. Following are the risk factors most applicable to the company:

Industry

Exploring and developing mineral resource projects bears a high potential for all manner of risks. Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen. Moreover, even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those which could impact them, and employs experienced consulting, engineering, insurance and legal advisors to assist in its risk management reviews.

Although the company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Metal Prices

The principal activity of the Company is the exploration and development of resource metal properties. The feasible development of such properties is highly dependent upon the price of metals. A sustained and substantial decline in commodity prices could result in the write-down, termination of exploration and development work or loss of the Company's interests in identified resource properties. Although such prices cannot be forecasted with certainty, the Company carefully monitors factors that could affect commodity prices in order to assess the feasibility of its resource projects.

Political Risk

The Company has property in British Columbia, and as such is exposed to political risk due to the election scheduled for May 17, 2005.

The Company has entered into an agreement to earn a 33.3% interest in a land package located in Central America and as such, that portion of the Company's business may be exposed to various and unpredictable levels of political, economic and other risks and uncertainties specific to the foreign country. While the political climate is considered by the Company to be stable, there can be no assurances that this will continue indefinitely. The Company does not presently maintain political risk insurance for its foreign exploration projects.

Environmental

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

Outlook

In January 2005, Pathfinder announced its participation in a syndicate to explore for uranium in Central America. An emerging land package is under acquisition based on exploration studies funded by international organizations and foreign governments. The addition of uranium prospects broadens the Company's exposure to minerals that have increased significantly in value the past two years and are forecast to remain strong for several years.

In 2005, Pathfinder will also be active with exploration programs on the Dude property, a porphyry copper-molybdenum-gold prospect located on Texada Island, British Columbia. In late 2004 and early 2005, the Company expanded the size of the property to 2221.6 hectares by staking. The additional ground was acquired to cover the area's entire intrusive rock suite which hosts known copper and molybdenum mineralization within the Company's initial holdings. No record of exploration work is known to exist on the additional property; however, given the geological similarities to recognized mineralised zones, the potential exists for discovery of other copper-molybdenum zones.

Pathfinder plans to conduct geological and geophysical surveys over the new ground at Dude to define new drill targets that will be tested, in addition to the targets already identified on the original ground. One of these targets is an area where a 1970 Falconbridge Ltd. drill hole encountered copper and molybdenum for its entire 67 metre length but was not assayed.

The Company's property interests provide good exposure to the strong uranium, copper and molybdenum markets, particularly molybdenum, which has increased in price ten-fold in the last three years. Due to strong demand and supply shortages, molybdenum oxide has surged from US$3 per pound in 2002 to current price levels of approximately

US$30 per pound. Uranium oxide prices have moved from approximately US$10 per pound in 2003 to current price levels of US$20 per pound.

Pathfinder will continue to seek out and review projects that exhibit potential to host large ore bodies of commodities with strong prospects to increase in value. The Company looks forward to continuing to expand its holdings as well as success in exploring and developing its properties.

On behalf of the Board of Directors,

"*Victor A. Tanaka*"

Victor A. Tanaka
President and Director

February 24, 2005

Sachem Bay Property, Labrador, Canada

In January 2003, the Company was granted an option to earn a 100% interest in a mining licence located in Labrador, Canada in consideration of issuing a total of 250,000 common shares and making cash payments totaling $150,000, to be issued and paid in stages to January 31, 2007. In order to maintain the option, the Company was required to incur exploration expenditures of $1,000,000 to be expended by January 31, 2007. Of these expenditures, the Company was committed to expend $200,000 by January 31, 2004. The property is subject to a 2.5% net smelter royalty, which may be reduced to 1% in consideration of the payment of $1,000,000 and the issuance of 100,000 common shares. The Company will also issue an additional 1,000,000 common shares upon the completion of a positive feasibility study. A finder's fee of 50,000 common shares was payable by the Company in two stages to January 31, 2004.

In February 2003, the Company issued 50,000 common shares, valued at $5,000, and paid $10,000 to the optionor, pursuant to the terms of the agreement. An additional 25,000 common shares, valued at $2,500, have also been issued as a finder's fee.

During the period April to June 2003, the Company obtained all permits necessary to commence drilling the property in early August. As well, helicopter, camp, diamond drilling and geological consultants were secured.

During the period ended September 30, 2003, the Company completed a 7 hole, 1310 metre drill program. The Company received a grant, in the amount of $100,000, under the Newfoundland and Labrador Government Junior Company Exploration Assistance Program.

In December 2003, based on the results from the drill program, the Company ceased exploration activity on the property and wrote off $173,019 of acquisition and exploration costs, net of recoveries, incurred on the property.

Related Party Transactions

Related party transactions and balances are disclosed in Note 2 of Schedule B.

General and Administrative

For the year ended December 31, 2003, the Company had a loss of $356,508 compared with a loss of $410,691 in 2002. General and administrative expenses for the year were $208,727 compared to $184,924 in 2002, which includes stock-based compensation expense of $27,920 calculated on stock options vested during the year. Rent decreased by $5,306 due to a decrease in rental space. Legal and accounting increased by $10,164 due to a general increase in the Company's activities. Regulatory fees increased by $4,895 as a result of a private placement and a general increase in activities as well as a change in regulatory reporting requirements.

During the year ended December 31, 2003, the Company earned interest income of $7,192 compared to $20,008 in the prior period. This decrease in interest income is due to lesser cash reserves generating interest income.

For the year ended December 31, 2003, the Company spent $83,506 (2002 - $61,600) in acquisition costs on mineral properties, of which $17,500 was paid with the issuance of 175,000 common shares. The Company also spent a total of $544,760 (2002 - $202,309) in exploration expenditures and received a grant of $100,000, under the Newfoundland and Labrador Government Junior Company Exploration Assistance Program.

Financing

During 2003, the Company completed a private placement for the issue of 4,000,000 units and raised net proceeds of $563,662 thus ensuring the Company has sufficient funds to continue with it's current exploration programs.

Investor Relations

The President and Chairman have been acting as the Company's investor relations' contacts and liaisons with the investment community. They have represented the Company at the January 2003 Cordilleran Exploration Roundup in Vancouver and the March 2003 PDAC Convention in Toronto.

On November 5, 2003, the Company hired John Gomez, of Calibre Communications, to provide the Company with investor relation services. He receives a monthly consulting fee of $2,000 and incentive stock options to acquire 100,000 common shares of the Company at a price of $0.125 per share exercisable on or before November 4, 2006.

Liquidity and Solvency

As at December 31, 2003, the Company had a working capital of $331,777, which is sufficient to meet its on-going obligations as they become due. The Company has been successful in raising funds to date; however, there can be no assurance that additional funding will be available in the future.

On behalf of the Board of Directors,

"Victor A. Tanaka"

Victor A. Tanaka
President and Director

February 18, 2004

Management's Discussion and Analysis supplements, but does not form part of, the unaudited interim financial statements of the Company and the notes thereto for the period ended March 31, 2006. Consequently, the following discussion and analysis of the financial condition and results of operations for Pathfinder Resources Ltd. should be read in conjunction with the unaudited financial statements for the period ended March 31, 2006 and related notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles.

Additional information, including audited financial statements, and the notes thereto, for the year ended December 31, 2005, can be found on SEDAR www.sedar.com.

Forward-Looking Statements

Certain statements contained in the following Management's Discussion and Analysis (MD&A) constitutes forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks as set out below.

General

Pathfinder is in the business of exploring for mineral deposits on a worldwide basis with current projects in Canada and Central America. The Company acquires properties directly by staking or through option agreements with prospectors or other exploration companies. The Company is also committed to developing new projects through regional reconnaissance, property examinations and by liaison with a network of industry contacts. None of the properties that the Company currently owns or holds under option have been adequately explored to prove the existence of ore reserves.

The Company's current projects comprise a uranium reconnaissance program in Central America and exploration on uranium properties in Canada.

On April 19, 2006, the Company entered into a Letter Agreement with Bayswater Ventures Corp. to merge the two companies. The merged company will have exploration properties in the Northwest Territories, Nunavut, Labrador and Newfoundland in Canada, as well as a uranium, gold and base metal interest in Ireland, Niger and Guatemala.

Significant Events, Transactions and Activities on Mineral Properties

Thelon, Northwest Territories

In April 2005, Pathfinder executed a Memorandum of Understanding ("MOU") with Diamonds North Resources Ltd. whereby Pathfinder was granted an option to earn an 80% interest in uranium rights covering approximately 1,023,000 hectares of the Thelon Basin, and areas marginal to it, located in the Northwest Territories, Canada. The Thelon Basin is geologically similar to the Athabasca Basin, 300 km to the south, which hosts several large, high-grade uranium deposits. Due to the Thelon's more remote location, it has not been as extensively explored as the Athabasca Basin. The Thelon Basin is considered to be a highly prospective region for discovery of large, high-grade deposits given its favourable geology and uranium prospects found to date.

In September 2005, the Company in conjunction with Diamonds North Resources Ltd., pursuant to the terms of the MOU, staked an additional 51,051 hectares along the eastern margin of the Thelon Basin.

The Company has completed its first option year exploration program, which was budgeted at approximately $400,000. Regional till sampling to identify uranium occurrences, as well as closer-spaced geochemical soil and rock sampling in areas with known radioactive sandstone boulders has been completed.

In March 2006, the Company conducted a ground geophysical survey and is planning a 9,000 line-kilometres airborne geophysical survey in June 2006.

CL Claim Block, Northwest Territories

On February 24, 2006, the Company purchased a 100% interest in 48 claims (38,850 hectares) in the south Thelon Basin area. A 1% gross overriding royalty is reserved for the vendor.

Hermitage, Newfoundland

On October 28, 2005, the Company staked 1,453 claims (35,725 hectares) in two separate blocks in southwestern Newfoundland. A finder's fee of 150,000 common shares of the Company was issued. The property is subject to a 2% Net Smelter Royalty.

On November 1, 2005, the Company staked a further 24 claims (600 hectares) in southwestern Newfoundland.

As of May 2006, airborne radiometric and magnetic surveys are on going on the property.

Central America Uranium Syndicate

On January 11, 2005, the Company, along with Gold-Ore Resources Ltd. and Santoy Resources Ltd., created the Central America Uranium Syndicate ("CAUS") to explore for uranium in Central America. Under the terms of the letter agreement, the Company and Santoy Resources Ltd. can each earn a 33.3% interest in any mineral exploration tenements acquired by spending CDN$500,000 each over a four-year period. Gold-Ore Resources Ltd. will retain 100% interest in the property and will be carried for the first CDN$1,000,000 of expenditures, after which a joint venture will be formed with each of the three parties having a one-third interest. Gold-Ore will act as operator for the CAUS and all programs will be subject to approval by a management committee. The CAUS applied for 3 concessions totalling 500 square kilometres in Guatemala.

The Syndicate has approved a program that will allow a geological prospecting team to carry out a first pass review of the known showings as well as prospect for new occurrences.

In February 2006, the CAUS were granted two contiguous mineral concessions covering 169 square kilometres in Guatemala. The Phase I program was completed during the quarter and consisted of prospecting and geochemical samplings in areas of known uranium mineralization; results are pending.

Financial Results of Operations

The Company's operations during the period ended March 31, 2006 produced a net gain of $351,237 or $0.01 per share compared to a net loss of $91,627 or $0.01 per share for the 2005 comparative period. The increase of $442,864 is attributed to:

1. Management fees and benefits of $7,800 (2005 - $11,974) represent a $4,174 decrease from 2005. Management fees of $5,000 monthly are allocated as to time spent on exploration projects and administration, resulting in a fluctuation of management fees expensed.

   On May 1, 2006 an amended management agreement was signed increasing the monthly management fee to $6,000.

2. Total stock-based compensation on options granted, and which were vested during the period ended March 31, 2006, resulted in $15,332 (2005 - $31,332) being expensed.

3. Investor relations and promotion expense was $34,370 (2005 - $10,818). A breakdown of investor relations and promotion expenses is provided below:

Consulting	$	7,200
Conferences		12,849
Media		12,659
Administration		166
Promotion		1,496
	$	34,370

On May 1, 2006 an amended consulting agreement was signed increasing the monthly consulting fees to $2,500.

4. Future income taxes of $452,090 were recorded due to the renouncement of flow-through shares. The tax impact to the Company of the renouncement is recorded on the day that the Company renounces the tax deductions, through a decrease in share capital and the recognition of a future tax liability.

Exploration Expenditures

At March 31, 2006, the Company's mineral properties are composed of properties located in Canada, Central and South America. Expenditures incurred on mineral properties during the period were as follows:

		Thelon		Hermitage		Other		Total
Balance, December 31, 2005	$	537,291	$	94,943	$	3,858	$	636,092
Additions during period								
Acquisition costs		-		45,000		59,058		104,058
Exploration costs								
Airborne		364,500		-		-		364,500
Geological		14,204		4,800		250		19,254
Geophysical		75,000		-		-		75,000
		453,704		4,800		250		458,754
Net additions during period		453,704		49,800		59,308		562,812
Balance, March 31, 2006	$	990,995	$	144,743	$	63,166	$	1,198,904

Exploration expenditures during the period ended March 31, 2006 were $562,812 (2005 - $5,689), which consisted of $104,058 (2005 - $469) in acquisition costs and $458,754 (2005 - $5,220) in exploration costs. The Company, during the period, issued 150,000 shares (2005 - Nil) valued at $45,000 (2005 - $Nil).

Summary of Quarterly Results

The financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant accounting policies are outlined within Note 2 to the audited consolidated financial statements of the Company for the year ended December 31, 2005. These accounting policies have been applied consistently for the year ended December 31, 2005, with the exception of the adoption on January 1, 2005 of Accounting Guideline 15, "Consolidation of Variable Interest Entities"' issued by the CICA for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership based on voting equity. The adoption of this guideline did not have any impact on the Company's consolidated financial statements.

The following are the results for the eight most recent quarters with the last quarter ending March 31, 2006:

Financial Data for Last Eight Quarters								
Three months ended	**Mar-06**	**Dec-05**	**Sep-05**	**Jun-05**	**Mar-05**	**Dec-04**	**Sep-04**	**Jun-04**
Total revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
General and administration expenses	101,887	118,297	92,401	64,654	90,776	49,443	92,806	43,883
Earnings (loss) for the period	351,237	(306,967)	(90,872)	(64,280)	(91,627)	(730,576)	(92,676)	(43,957)
Basic and diluted earnings (loss) per shares	0.01	(0.03)	(0.01)	(0.01)	(0.01)	(0.06)	(0.01)	(0.01)
Total assets	1,849,027	1,896,637	1,492,511	439,373	106,426	166,588	884.298	926,716
Exploration expenditures	562,812	225,550	332,856	226,939	5,689	8,050	153,601	24,808

Quarterly results can vary significantly depending on whether the Company realized any gain on sale of its investments, abandoned any properties or granted any stock options. See "Financial Results of Operations" and "Exploration Expenditures".

Liquidity and Capital Resources

The Company has financed its operations through the sale of its equity securities. The Company has no producing mineral properties. The Company expects to obtain financing in the future primarily through equity financing. There can be no assurance that the Company will succeed in obtaining additional financing, now or in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and eventually to forfeit or sell its interests in its properties.

As at March 31, 2006, the Company had a cash position of $571,587 and working capital of $596,887, compared to cash of $1,179,489 and working capital of $1,137,969 at December 31, 2005. Management believes it will be able to raise equity capital as required in the long term, but recognizes the risks attached thereto. The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Private Placement

On May 3, 2006, the Company completed a private placement of 3,333,333 shares at a price of $0.60 per share for gross proceeds of $2,000,000 to Bayswater Ventures Corp. Proceeds from this placement will be used for the airborne geophysical surveys at the Thelon Basin properties in the Northwest Territories, and the Hermitage property in Newfoundland.

Financing Activities

During the period ended March 31, 2006, the Company issued 210,000 common shares for proceeds of $35,000 pursuant to the exercise of stock options.

During the period ended March 31, 2006, the Company issued 117,000 common shares for proceeds of $25,900 pursuant to the exercise of warrants.

Subsequent to the period ended March 31, 2006, the Company issued 552,500 commons shares for proceeds of $128,875 pursuant to the exercise of warrants.

Outstanding Share Data

	No. of Shares	Exercise Price	Expiry Date
Issued and Outstanding at May 15, 2006	31,879,324		
Stock Options	1,706,250	$0.15 to $0.375	Dec 19, 06 to Feb 23, 11
Warrants	1,329,666	$0.20	July, 06 to July 26, 06
Fully diluted at May 15, 2006	34,915,240		

Investing Activities

The Company spent $562,812 on acquisition, exploration and development during the period ended March 31, 2006, ($5,689 during the period ended March 31, 2005), of which $453,704 was spent on the Thelon property, $49,800 was spent on the Hermitage property, $59,058 was spent on the CL Claims and $250 was spent on the Central America Uranium Syndicate.

Related Party Transactions

Transactions and balances with related parties are as follows:

Fees in the aggregate of $15,000 (2005 - $15,000) were paid to the president of the Company for geological consulting and management services. A total of $9,750 (2005 - $4,250) has been charged to deferred exploration costs and a total of $5,250 (2005 - $10,750) has been charged to expenses. The Company also incurred accounting fees of $5,962 (2005 - $3,195) charged by a relative of a director.

A total of $Nil (2005 - $9,603) was paid to a company with a common director for administrative services.

Included in accounts payable is an aggregate of $435 (2005 - $3,346), which is owed by companies related by virtue of certain common directors for various shared office expenses.

Financial Instruments

The fair values of the Company's cash, marketable securities, accounts receivable and accounts payable approximates their carrying amounts due to the immediate or short-term maturity of these financial instruments.

Risk Factors

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical. Following are the risk factors most applicable to the company:

Industry

Exploring and developing mineral resource projects bears a high potential for all manner of risks. Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen. Moreover, even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those, which could impact them, and employs experienced consulting, engineering, insurance and legal advisors to assist in its risk management reviews.

Although the company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Metal Prices

The principal activity of the Company is the exploration and development of resource mineral properties. The feasible development of such properties is highly dependent upon the price of metals. A sustained and substantial decline in commodity prices could result in the write-down, termination of exploration and development work or loss of the Company's interests in identified resource properties. Although such prices cannot be forecasted with certainty, the Company carefully monitors factors that could affect commodity prices in order to assess the feasibility of its resource projects.

Political Risk

The Company has entered into an agreement to earn a 33.3% interest in a land package located in Central America and as such, that portion of the Company's business may be exposed to various and unpredictable levels of political, economic and other risks and uncertainties specific to the foreign country. While the political climate is considered by the Company to be stable, there can be no assurances that this will continue indefinitely. The Company does not presently maintain political risk insurance for its foreign exploration projects.

Environmental

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

Outlook

Pathfinder will continue to advance exploration of its current properties and will continue to seek out and review projects that exhibit potential to host large ore bodies of commodities with strong prospects to increase in value. The Company looks forward to expanding its operations and holdings upon completion of the merger with Bayswater Ventures Corp.

On behalf of the Board of Directors,

"*Victor A. Tanaka*"

Victor A. Tanaka
President and Director

May 15, 2006

THIS PAGE IS INTENTIONALLY LEFT BLANK

IMPORTANT VOTING INFORMATION

YOUR VOTE IS IMPORTANT! PLEASE VOTE TODAY!

SECURITYHOLDERS* THAT RECEIVE THIS FORM MAY VOTE ON THE INTERNET OR BY TELEPHONE ANYTIME, 24 HOURS A DAY, 7 DAYS A WEEK. This method is quick and easy and your vote will be immediately registered and tabulated.

If you are a registered securityholder you will have received a **proxy** with this form, the notice of meeting and information circular. **If you are a Non-Objecting Beneficial Owner ("NOBO")** and the issuer has chosen to mail directly to you, you will have received a **Voting Instruction Form ("VIF")** instead of a proxy. If you hold securities in this issue with more than one institution or hold a portion in a registered position and a portion with a financial institution, you may receive multiple packages from multiple institutions with different voting instructions in each. Please be sure to carefully follow the voting instructions provided in each case to ensure that your vote is counted. For example, control numbers provided by ADP on their VIF will not work on the internet and telephone systems described below.

With your proxy or the VIF in hand, our time-saving automated services will prompt you to enter your ID and Code numbers located below your name and address on the proxy or VIF and then guide you through the voting process. If your ID and code numbers are not on the proxy or VIF, they should be printed on the back of this flyer*. The system enables you to revote at a later time, if you wish to change your vote prior to the cut-off time indicated on the proxy or VIF. **Do not mail the printed proxy or VIF if you have voted by the internet or telephone.**

Holders whose securities are registered in a company name are encouraged to deliver their proxy or VIF by the traditional methods of mail or fax in order that they may concurrently provide evidence of authority to sign.

** If your name, address, ID and code are not printed on the enclosed form of proxy, VIF or on the back of this flyer, you are an Objecting Beneficial Owner that has not consented to having your name disclosed to the issuer for direct mailing of shareholder materials, and this flyer has been sent to you in error by the intermediary. Such security owners are not able to use the electronic voting options described herein.*

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RETURN YOUR PROXY BY MAIL OR FAX

PACIFIC CORPORATE TRUST COMPANY
510 Burrard Street 2nd Floor Vancouver BC V6C 3B9

FAX: 604 689 8144

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**
2. This form of proxy ("Instrument of Proxy") ***must be signed* by you, the holder**, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.
3. *If this Instrument of Proxy is not dated* in the space provided, authority is hereby given by you, the holder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the holder, by Pacific Corporate Trust Company.
4. ***A holder who wishes to attend the Meeting and vote on the resolutions in person*** may simply register with the scrutineers before the Meeting begins.
5. ***A holder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a holder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the holder had specified an affirmative vote; **OR**

   (b) ***appoint another proxyholder,*** who need not be a holder of the Company, to vote according to the holder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.
6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the holder on any poll*** of a resolution that may be called for and, if the holder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.
7. If a holder has submitted an Instrument of Proxy, ***the holder may still attend the Meeting and may vote in person.*** To do so, the holder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.
8. **To be represented at the Meeting, proxies must be submitted no later than forty-eight ("48") hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.**

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete internet voting at **www.webvote.pctc.com/SignIn.aspx.**
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TELEPHONE VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete telephone voting at **1-888-Tel-Vote (1-888-835-8683)**. ***Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.***

RETURN YOUR PROXY BY MAIL OR FAX to PACIFIC CORPORATE TRUST COMPANY

510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. Fax number 604-689-8144.
Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by the internet or telephone.

Proxy

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

BAYSWATER VENTURES CORP. (the "Company")

TO BE HELD AT 2080 – 777 Hornby Street, Vancouver, B.C., V6Z 1S4

ON Tuesday, August 8, 2006, AT 10:00 am

The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints, Damien Reynolds, Chairman, or Marion McGrath, Director, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid special meeting of the shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

UNLESS THE UNDERSIGNED DIRECTS OTHERWISE, THE NOMINEE IS HEREBY INSTRUCTED TO VOTE FOR THE FOLLOWING MATTERS (for full details of each resolution, please see the accompanying Notice of Meeting and Information Circular)::

		For	Against
1.	To approve a Plan of Arrangement (the "Arrangement") under Part 9, Division 5 of the *Business Corporations Act* (British Columbia) involving the Company, its securityholders, Pathfinder Resources Ltd. and its securityholders.		
2.	To transact such other business as may properly come before the Meeting		

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________

Please Print Name: ______________________

Date: ______________________

Number of Shares Represented by Proxy: ______________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

SECURITIES AND EXCHANGE COMMISSION
JUDICIARY PLAZA 450 - 5TH ST N W
FILE #82-1683 RULE 12 G 3 - 2(B)
WASHINGTON DC 20549
USA

2557

Registered Shareholder Id 0
Registered Shareholder Code 0